Form 10KSB, Exhibit 13
period 1996-09-30
CRAZY WOMAN CREEK BANCORP INC
filed 1996-12-27
CIK 1005119

EXHIBIT 13

                                     [LOGO]

                          CRAZY WOMAN CREEK BANCORP



               ------------------------------------------------
                              1996 ANNUAL REPORT

                    CRAZY WOMAN CREEK BANCORP INCORPORATED
                              1996 ANNUAL REPORT

------------------------------------------------------------------------------
                               TABLE OF CONTENTS
------------------------------------------------------------------------------




Letter to Stockholders...................................................    1

Corporate Profile and Stock Market Information............................   2

Financial Highlights.....................................................    3

Management's Discussion and Analysis of
  Financial Condition and Results of Operations..........................    4

Report of Independent Auditors ........................................     12

Consolidated Balance Sheets............................................     13

Consolidated Statements of Income......................................     14

Consolidated Statements of Change in Stockholders Equity...............     15

Consolidated Statements of Cash Flows..................................     16

Notes to Consolidated Financial Statements.............................     17

Office Locations and Other Corporate Information.......................     36

                    [CRAZY WOMAN CREEK BANCORP LETTERHEAD]






To Our Stockholders:



We are proud to present to you our first annual report since becoming a public company in March 1996. Crazy Woman Creek Bancorp Incorporated completed the year profitably and in good financial condition despite a one-time special assessment to recapitalize the Savings Association Insurance Fund. Furthermore, we were pleased to see single-family mortgage and consumer loan originations continue to increase over the previous year.

As we approach fiscal 1997, we retain our goal of providing personal service to our customers and stockholders. As a community-based financial institution, Buffalo Federal Savings Bank plays a special role in serving the lending needs of the communities in our market area. At the same time, we will concentrate our energies on achieving solid financial results and enhancing stockholder value.

Each member of your Board of Directors, and our employees, join me in thanking you for your continued dedication, loyalty, and trust. Despite the ever-changing economic challenges, you have our commitment that we will utilize our very best efforts to continue producing profitable results of operations.

Sincerely,



Deane D. Bjerke
President

                    CRAZY WOMAN CREEK BANCORP INCORPORATED

Corporate Profile

Crazy Woman Creek Bancorp Incorporated (the "Company") is the parent company for Buffalo Federal Savings Bank ("Buffalo Federal" or the "Bank"). The Company was formed as a Wyoming corporation in December 1995 at the direction of the Bank to acquire all of the capital stock that Buffalo Federal issued upon its conversion from the mutual to stock form of ownership in March 1996 (the "Conversion"), whereby the Company sold 1,058,000 shares of common stock for net proceeds of $9.49 million. The Company is a savings and loan holding company which, under existing laws, is not restricted in the types of activities in which it can engage. At the present time, since the Company does not conduct any active business, the Company does not intend to employ any persons other than officers but utilizes the support staff and facilities of the Bank from time to time.

Buffalo Federal is a federally-chartered stock savings bank headquartered in Buffalo, Wyoming, which was originally chartered in 1932 under the name "Buffalo Building and Loan Association." Deposits are insured up to the maximum allowable by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a community oriented savings institution offering a variety of financial services to meet the needs of the communities that it serves. Buffalo Federal conducts its business from its office in Buffalo, Wyoming.

Buffalo Federal attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to originate and fund loans secured by first mortgages on owner-occupied, one-to-four family residences in its market area. The Bank also makes home equity loans, loans secured by deposits, automobile loans and personal loans and invests in municipal obligations, mortgages-backed securities, and other investments.

Stock Market Information

Since its issuance in March 1996, the Company's common stock has been traded on the Nasdaq SmallCap Market under the symbol "CRZY." The following table reflects the stock price as reported by Nasdaq.


                                            HIGH                   LOW
                                            ----                   ---
July 1, 1996 - September 30, 1996          $11.50                $10.00
April 1, 1996 - June 30, 1996               11.00                 10.00


Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions. The number of shareholders of record of common stock as of December 19, 1996, was approximately 230. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 19, 1996, there were 1,058,000 shares outstanding. On July 16, 1996 and on October 16, 1996 dividends of $.05 and $.10 per share were paid, respectively.

The Company's ability to pay dividends to stockholders is dependent in part upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS").



------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
------------------------------------------------------------------------------------------------------------
At or for the Year Ended September 30,               1996         1995         1994      1993        1992
------------------------------------------------------------------------------------------------------------
Loans receivable, net .........................   $ 25,859      $ 23,006    $ 22,503   $ 19,642   $ 18,693
Mortgage-backed securities ....................      4,228         3,148       2,473      6,377      6,893
Investment securities .........................      6,075         6,806       5,385      3,519      2,729
Investment and mortgage-backed
  securities available for sale ...............     13,365(1)      2,230       2,276         --         --
Assets ........................................     51,517(1)     37,510      35,751     32,738     31,744
Deposits ......................................     29,371        28,209      28,980     26,322     26,868
FHLB advances .................................      6,113         3,183       1,095      1,257         --
Total stockholders' equity ....................     15,508(1)      5,857       5,449      4,997      4,510
Interest income ...............................      3,274(1)      2,722       2,505      2,482      2,609
Interest expense ..............................      1,702         1,455       1,143      1,256      1,606
Net interest income ...........................      1,572         1,267       1,362      1,226      1,003
Provision for loan losses (loan loss benefit)..          -            42         (10)       117         23
Net income ....................................   $    355(2)   $    352    $    502   $    488   $    170




------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
------------------------------------------------------------------------------------------------------------
At or for Year Ended September 30,                 1996       1995        1994      1993      1992
------------------------------------------------------------------------------------------------------------
Return on average assets (net income
  divided by average total assets)(2) ....         0.80%      0.96 %      1.48%     1.51%     0.53%
Return on average equity (net income
  divided by average equity)(1)(2) .......         3.07%      6.10 %      9.39%    10.13%     3.71%
Average interest-earning assets to average
  interest-bearing liabilities(1)  .......       133.47%    117.59 %    117.23%   115.35%   113.39%
Net interest income after provision for
  loan losses, to average assets .........         3.47%      3.35 %      4.04%     3.43%     3.03%
Net interest rate spread .................         2.26%      2.84 %      3.53%     3.30%     2.55%
Average equity to average assets ratio
  (average equity divided by average
  total assets)(1) .......................        25.50%     15.76 %     15.74%    14.89%    14.16%
Equity to assets at period end(1)  .......        30.10%     15.6  %     15.24%    15.26%    14.21%
Non-performing assets to total assets ....         0.06%      0.33 %      0.38%     3.28%     4.44%
Non-performing loans to net loans ........         0.12%      0.30 %      0.08%     4.72%     6.25%
Allowance for loan losses, REO and other
  repossessed assets to non-performing
  assets .................................       862.50%    223.58 %    151.09%    29.08%    15.54%
Allowance for loan losses to total
  loans, net .............................         1.06%      1.18 %      0.91%     1.56%     1.16%
Net charge-offs (recoveries) to loans
 receivable ..............................        (0.01)%    (0.11)%      0.41%     0.11%     0.45%
Earnings per share(3) ....................     $   0.36        n/a         n/a       n/a       n/a
Book value per share(3) ..................     $  14.66        n/a         n/a       n/a       n/a


-------------------------
(1) The change in fiscal 1996 is primarily due to the conversion from a mutual to a stock company in March 1996.
(2) Includes a one time assessment in fiscal year 1996 to recapitalize the SAIF.
(3) There were no shares outstanding prior to the consummation of the Company's initial public offering on March 29, 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The Company was formed in 1995 and acquired control of the Bank through a mutual-to-stock conversion that was consummated on March 29, 1996. At the present time, the Company's only assets are its investment in the Bank and loans to the Bank's Employee Stock Ownership Plan ("ESOP") and the Bank. The Bank's net earnings are dependent primarily on its net interest income, which is the difference between interest income earned on its interest-earning assets and interest expense paid on interest-bearing liabilities. For the year ended
September 30, 1996, the Bank's interest income was $3.27 million, or approximately 96.5% of gross earnings (e.g., interest income and non-interest income). The Bank's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the Bank's net earnings also are affected by the level of non-interest income, which primarily consists of service charges and other operating income. In addition, net earnings are affected by the level of non-interest (general and administrative) expenses.

      The operations of the Bank and the entire thrift industry are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of the federal government and governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings in the Bank's market area.

Asset/Liability Management and Interest Rate Risk

      For the year ended September 30, 1996, the Bank's net interest rate spread was 2.26%. An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

      The Bank is subject to significant interest rate risk as a result of its historical emphasis on the origination for portfolio of fixed-rate one- to four-family mortgage loans. In order to improve the Bank's interest rate sensitivity, however, management has attempted to shorten the maturities of the Bank's assets and lengthen the maturities of its liabilities, while maintaining asset quality. This strategy has been implemented by (i) emphasizing the origination for portfolio of 15-and 20-year fixed-rate mortgage loans; (ii) originating 30-year fixed-rate mortgage loans for sale in the secondary market;
(iii) offering  adjustable rate home equity and shorter-term  installment loans;
(iv) emphasizing the solicitation and retention of core deposits and lengthening the average maturity of deposits by adopting a tiered pricing program for its certificates of deposit (offering higher rates on longer term certificates); (v) purchasing for its own portfolio adjustable-rate mortgage-backed securities,
(vi) investing in short- and intermediate-term investment securities, (vii) emphasizing the origination of adjustable-rate mortgage loans; (viii) managing deposit interest rates; and (ix) utilizing FHLB advances to facilitate growth and lengthen liabilities. These measures, while significant, may only partially offset the Bank's interest rate risk. Furthermore, the Bank believes it has sufficient capital to accept a certain degree of interest rate risk.

      The Bank's Board of Directors is responsible for revising the Bank's asset and liability policies. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies.

Analysis of Net Interest Income

      Average Balances, Interest, Yields and Rates. The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. The table also presents information for the periods and at the date indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net interest margin," which is its net interest income divided by the average balance of interest-earning assets. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.




                               At September 30,                   Year Ended September 30,
                               --------------- --------------------------------------------------------------
                                     1996                  1996                          1995
                                  ----------   ------------------------------- ------------------------------
                                               Average               Average   Average              Average
                                  Yield/Cost   Balance   Interest   Yield/Cost Balance   Interest  Yield/Cost
                                  ----------   -------   --------   ---------- -------   --------  ----------
                                                       (Dollars in Thousands)
Interest-earning assets:
 Loans receivable(1).....            7.90%    $24,675     $2,043       8.28%  $22,786    $1,917        8.41%
 Mortgage-backed securities           6.22      4,052        263       6.49     2,726       198        7.26
 Investment securities(2)             7.42      7,937        487       6.14     7,390       424        5.74
 Securities available for sale        3.38      7,183        452       6.29     2,361       160        6.78
 Other interest-earning assets        7.25        384         29       7.55       362        23        6.35
                                              -------     ------              -------    ------
  Total interest-earning assets       6.49    $44,231     $3,274       7.40   $35,625    $2,722        7.64
                                               ------      -----               ------     -----

Non-interest-earning assets                     1,072                             968
                                              -------                         -------
  Total assets...........                     $45,303                         $36,593
                                               ======                          ======

Interest-bearing liabilities:
  Interest checking......             3.61      5,675        215       3.79     5,736       227        3.96
  Time Deposits/Passbook.             5.29     22,627      1,224       5.41    22,499     1,129        5.02
                                              -------     ------              -------   -------
  Total deposit accounts.             4.94     28,302      1,439       5.08    28,235     1,356        4.80
 FHLB advances...........             4.30      4,837        263       5.44     2,062        99        4.80
                                              -------     ------              -------   -------
  Total interest-bearing
    liabilities..........             4.83    $33,139     $1,702       5.14   $30,297   $ 1,455        4.80
                                              -------     ------              -------   -------

Non-interest-bearing liabilities                  613                             530
                                                  ---                          ------
 Total liabilities.......                     $33,752                         $30,827
                                               ------                          ------
 Total equity............                      11,551                           5,766
                                               ------                          ------
 Total liabilities and equity                 $45,303                         $36,593
                                               ======                          ======
Net interest income......                                 $1,572                         $1,267
                                                           =====                          =====
Interest rate spread.....                                             2.26%                           2.84%
                                                                   =======                         =======

Net interest margin......                                             3.55%                           3.56%
                                                                   =======                         =======

Ratio of average interest-
 earning assets to average
 interest-bearing liabilities                                       133.47%                         117.59%
                                                                    ======                          ======


---------------------------------
(1) Average balances include non-accrual loans, and are net of reserve for loan losses and deferred loan fees.
(2)  Includes interest-bearing deposits in other financial institutions.

      Rate/Volume Analysis. The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).


                                     Year Ended September 30,
                                 ---------------------------------
                                          1996 vs. 1995
                                 ---------------------------------
                                        Increase (Decrease)
                                              Due to
                                 ---------------------------------
                                                       Rate/
                                  Volume      Rate    Volume   Net
                                 --------    ------  -------- ----
                                           (In Thousands)
Interest income:
 Loans receivable ..............   $ 158    $ (30)   $  (2)   $ 126
 Mortgage-backed securities ....      96      (21)     (10)      65
 Investment securities .........      31       30        2       63
 Securities available for sale..     327      (11)     (23)     293
 Other interest-earning assets..       1        4        0        5
                                   -----    -----    -----    -----
  Total interest-earning assets.   $ 613    $ (28)   $ (33)   $ 552
                                   =====    =====    =====    =====

Interest expense:
 Deposit accounts ..............   $   4    $  79    $   0    $  83
 FHLB advances .................     133       13       18      164
                                   -----    -----    -----    -----
   Total interest-bearing
    liabilities ................   $ 137    $  92    $  18    $ 247
                                   =====    =====    =====    =====

Net change in net interest
income .........................   $ 476    $(120)   $ (51)   $ 305
                                   =====    =====    =====    =====


Financial Condition

      The Bank's total assets increased by $14.0 million or 37.3% from $37.5 million at September 30, 1995 to $51.5 million at September 30, 1996. The increase in assets was primarily attributed to an increase in investment securities and net loans receivable. The increase in assets was primarily funded through the $9.49 million in net proceeds received from the initial stock offering and from a $2.9 million increase in advances from the FHLB of Seattle.

      The Bank's net investment in investment securities available-for-sale and held-to-maturity significantly increased during 1996. Such assets increased by $11.5 million from $12.2 million at September 30, 1995 to $23.7 million at September 30, 1996. An increase in investment securities available-for-sale accounted for most of the increase. From September 30, 1995 to September 30, 1996 investment securities available-for-sale increased from $2.2 million to $13.4 million, respectively. Meanwhile, investment securities held-to-maturity only increased by approximately $300,000 during the period.

      Net loans increased by $2.8 million or 12.4% from $23.0 million at September 30, 1995 to $25.9 million at September 30, 1996 as a result of increased loan originations. The majority of this growth occurred in residential real estate loans and in consumer loans.

      Deposits increased by $1.2 million or 4.1% to $29.4 million at September 30, 1996 from $28.2 million at September 30, 1995. Interest-bearing checking accounts (NOW and money market) increased by approximately $483,000 while passbook and time deposits increased by $733,000. Meanwhile, business checking showed a slight decline of $54,000 for the period.

      The Bank increased its level of borrowing from the FHLB of Seattle from $3.2 million at September 30, 1995 to $6.1 million at September 30, 1996. The increase in FHLB advances was used to fund loan originations and to purchase investment securities. The Bank utilizes FHLB advances to manage interest rate risk and to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the FHLB advances.

      The Company's stockholders' equity significantly increased as a result of the mutual to stock conversion. Stockholders' equity increased from $5.9 million at September 30, 1995 to $15.5 million at September 30, 1996, representing an increase of 164.8%.

Non-performing Assets

      The following table sets forth information regarding non-performing assets at September 30, 1996 and 1995, respectively.

                                                    At September 30,
                                               -------------------------
                                                   1996          1995
                                               ----------       --------
                                                 (Dollars in Thousands)
Total non-performing loans.................    $       32      $     68
                                                   ======        ======
Real estate owned..........................    $       --      $     55
                                                   ------        ------
Total non-performing assets................    $       32      $    123
                                                   ======        ======
Total non-performing loans to net loans....          0.12%         0.30%
                                                   ======        ======
Total non-performing loans to total assets.          0.06%         0.18%
                                                   ======        ======
Total non-performing assets to total assets          0.06%         0.33%
                                                   ======        ======


Comparison of Results of Operations for the Years Ended September 30, 1996 and 1995

      Net Income. Net income increased slightly from $352,000 for the year ended September 30, 1995 to $355,000 for the year ended September 30, 1996. Net income for 1996 was negatively affected by a one-time special assessment to recapitalize the Savings Association Insurance Fund (SAIF). This special assessment was $187,000 and the after tax effect was $123,000. Net income for 1996 was also reduced by (i) an increase in the cost of interest-bearing liabilities, (ii) costs associated with a change in the Bank's data processor,
(iii) a decline in the gain on the sale of real estate owned, (iv) an increase in compensation related costs, and (v) increased costs due to expenses associated with being a public company. Net income for the year ended September 30, 1995 included a one-time gain of $90,000 on the sale of a repossessed commercial property.

      Net Interest Income. Net interest income increased by $347,000 from $1.23 million for the year ended September 30, 1995 to $1.57 million for the year ended September 30, 1996. The increase in net interest income is primarily attributed to an increase in the volume of average interest-earning assets and to the fact that no provisions for loan losses were made in fiscal year 1996. The primary cause for the increase in average volume of interest-earning assets was attributed to the net proceeds of $9.49 million received from the initial stock offering that was consummated on March 29, 1996. In fiscal year 1995, a $42,000 loan loss provision was recorded.

      Interest Income. Total interest income increased by $552,000 or 20.3% from 1995 to 1996. In 1996, interest income totaled $3.27 million compared to $2.72 million in 1995. The increase in interest income is primarily due to an increase in the average volume of interest-bearing assets from 1995 to 1996. Such average assets increased from $35.63 million for the twelve-month period ended September 30, 1995 to $44.23 million for the twelve-month period ended September 30, 1996. This increase in volume caused interest income to increase by $613,000.

      A decline in the yield on interest-earning assets from 7.64% for 1995 to 7.40% for 1996 reduced net income by approximately $28,000. The decline in the yield on interest-earning assets is due, in part, to the purchase of adjustable-rate mortgage-backed securities. Such securities tend to have lower coupon rates than fixed rate securities at the time of purchase, but their interest rates can increase with market interest rates thereby providing the Bank with a hedge against rising interest rates.

      Interest income on loans increased by $126,000 or 6.6% from 1995 to 1996. An increase in the volume of mortgage loans helped augment interest income on mortgage loans. From 1995 to 1996, the average volume of net loans receivable increased from $22.79 million to $24.68 million, respectively.

      Interest Expense. From 1995 to 1996, interest expense increase by $247,000 due to an increase in the average volume of interest-bearing liabilities and to an increase in the interest rate paid on such liabilities. The increase in the volume of average interest-bearing liabilities was attributed to additional advances from the FHLB of Seattle. The average of such advances increased from $2.06 million for the twelve-month period ended September 30, 1995 to $4.84 million for the twelve-month period ended September 30, 1996. The increase in advances caused interest expense to increase by $164,000. FHLB advances were utilized to fund loan originations and to purchase investment securities with the goal of increasing net interest income. The increase in interest rates paid on interest-bearing liabilities from 4.80% in 1995 to 5.14% in 1996 also caused interest expense to increase.

      Provision for Loan Losses. No provisions for loan losses were made in 1996 compared to $42,000 for 1995. Loan charge-offs for 1996 totaled $11,000 while recoveries totaled $12,000. In 1995, recoveries were also greater than charge-offs resulting in a net increase to loan loss reserves of $26,000. The 1995 increase in loan loss reserves was due in part to management's desire to increase loan loss reserves based on management's assessment of its loan portfolio (increase in total mortgage loans outstanding) and the general economy (continued slow economic growth). Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current and prospective economic conditions, and independent appraisals. Any increase or decrease in the provision for loan losses has a corresponding negative or positive effect on net income. At September 30, 1996, the allowance represented 1.06% of loans receivable as compared to 1.18% of loans receivable at September 30, 1995.

      Assessment of the adequacy of the allowance for credit losses involves subjective judgments regarding future events, and thus, there can be no assurance that additional provisions for credit losses will not be required in future periods.

      Non-Interest Income. Non-interest income declined by $40,000 from $157,000 in 1995 to $117,000 in 1996. The decrease is primarily due to a reduction in the amount of gain from the sale of real estate owned properties from $90,000 for the year ended September 30, 1995 to $14,000 for the year ended September 30, 1996. Future gains from the sale of real estate owned properties is not likely because all such properties have been sold, and the Bank does not anticipate, at this time, any material foreclosures.

      A $30,000 gain from the sale of certain mortgage-backed securities and REMICs in 1996 somewhat offset the reduction in non-interest income. An increase in customer service charges from $33,000 in 1995 to $41,000 in 1996 also helped offset the reduction in non-interest income.

      Non-Interest Expense. Non-interest expense significantly increased in fiscal 1996 as a result of several one-time charges. From 1995 to 1996, non-interest expense increased from $859,000 to $1.18 million, representing an increase of 37.7%. The increase is due to (i) a one-time special assessment of $187,000 to recapitalize the SAIF, (ii) a $34,000 charge from the Bank's prior data processor to de- convert the Bank's data, (iii) a $21,000 loss on the abandonment/disposition of equipment and software utilized with the prior data processing system, (iv) $8,000 in other costs associated with the data processing conversation such as travel and documentation set-up fees, (v) a $30,000 increase in compensation expenses, and (vi) a $36,000 increase in other operating expense such as legal fees and costs associated with being a public company. The increase in compensation expense was due in part to the hiring of an additional employee in May 1996. Other non-interest items remained relatively stable.

      Recent legislation required all qualifying members of the SAIF (including the Bank) to recapitalize the SAIF by paying a one-time special assessment equal to .65% of the Bank's deposits as of March 31, 1995. This assessment, expensed during the fourth quarter of fiscal 1996, cost the Bank approximately $187,000 prior to any tax benefit. Due to the special assessment, it is anticipated that future SAIF premiums will be lowered from levels paid during fiscal 1996 and 1995.

     Income Taxes. The effective tax rates for 1996 and 1995 were 29.84% and 32.70%, respectively. There is no state income tax imposed on the Company.

Liquidity and Capital Resources

      The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short term borrowings. The required liquidity ratio currently is 5.0% and the Bank's liquidity ratio average was 18.88% at September 30, 1996 compared to 17.30% at September 30, 1995.

      The Bank's primary sources of funds are deposits, prepayment and amortization of loans and mortgage-backed securities, maturities of investment securities, earnings from operations, and advances from the FHLB of Seattle. While scheduled principal repayments are greatly influenced by general interest rates, economic conditions, competition and other factors, the Bank manages the pricing of its deposits to maintain desired levels and invests in short-term interest-earning assets, which provide liquidity to meet its lending requirements.

      During the years ended September 30, 1995 and 1994, the Bank had positive net cash flows of $444,000 and $289,000 from operating activities and $13.55 million and $1.32 million from financing activities, respectively. The Bank, however, experienced negative net cash flows of $13.81 million and $2.55 million, respectively, from investing activities.

      The primary investing activity of the Bank is the origination of fixed-rate mortgages with maturities of less than 20 years. During fiscal 1996 and 1995, the Bank originated mortgage loans in the amounts of $8.91 million and $5.70 million, respectively. The sharp increase in cash flows in 1996 from financing activities and the decrease in cash flows from investing activities were primarily attributed to receipt and use of funds received from the stock offering that was consummated on March 29, 1996. These proceeds along with additional borrowings from the FHLB of Seattle were used to fund such investment activities as the origination of loans and the purchase of investment securities available for sale.

      Cash flows from operating activities during fiscal 1996 and 1995 were primarily related to net income adjusted by gains on the sale of real estate owned and securities, dividends from the FHLB of Seattle, accrued interest receivable, the special assessment due to the FDIC, and federal income taxes, all of which are non-cash or non-operating adjustments to operating cash flows. Furthermore, cash flows during fiscal 1995 also were affected by the provision for loan losses. As a result, net income, adjusted for the non-cash and non-operating items, was the primary source of cash flows from operation activities.

      During fiscal 1996 and 1995, investing activities used $13.81 million and $2.55 million, respectively, primarily to purchase investment securities and to fund the origination of loans. This use of cash was offset somewhat by maturities and calls of investment securities and the repayment of principal on loans.

      Changes in cash flows from financing activities during these periods have primarily been related to changes in deposits and borrowings. The primary financing activity of the Bank is the attraction of deposits. During fiscal year 1996, deposits increased $1.16 million, or 4.1%. The Bank also supplements its deposits with advances from the FHLB of Seattle to manage interest rate risks and to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the advances. During fiscal year 1996, FHLB advances increased by $2.93 million. Additional FHLB advances were used to purchase investment securities and to fund loan originations. Generally, the cost of advances is greater than the cost of deposits .

      The Bank anticipates that it will have sufficient funds available to meet its current commitments. At September 30, 1996, the Bank had commitments to originate loans of $708,000. Certificates of deposit and State of Wyoming deposits which are scheduled to mature in less than one year at September 30, 1996 totalled $14.2 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.

Impact of Inflation and Changing Prices

      The financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary.

      As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

[KPMG Peat Marwick LLP Letterhead]

     1000 First Interstate Center
     401 N. 31st Street
     P.O. Box 7108
     Billings, MT 59103

                          Independent Auditors' Report
                          ----------------------------



The Board of Directors and Stockholders
Crazy Woman Creek Bancorp Incorporated:

We have audited the accompanying consolidated balance sheets of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 1996 and 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

November 1, 1996



              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                           Consolidated Balance Sheets

                           September 30, 1996 and 1995


                    Assets                                             1996           1995
                    ------                                             ----           ----

Cash and cash equivalents                                              451,445        267,896
Interest bearing deposits                                               99,000        693,000
Investment and mortgage-backed securities available-for-
   sale                                                             13,364,698      2,229,579
Investment and mortgage-backed securities held-to-maturity
   (estimated market value of $10,180,716 in 1996 and
   $9,975,072 in 1995)                                              10,302,645      9,954,383
Stock in Federal Home Loan Bank of Seattle, at cost                    399,900        371,000
Loans receivable, net                                               25,858,760     23,005,940
Accrued interest receivable                                            495,750        357,316
Premises and equipment, net                                            502,055        542,757
Other real estate owned, net                                                 -         55,111
Other assets                                                            42,664         33,442
                                                                    ----------     ----------

                                                                   $51,516,917     37,510,424
                                                                   ===========     ==========

     Liabilities and Stockholders' Equity
     ------------------------------------



Liabilities:
   Deposits                                                        $29,370,985    28,208,532
   Advances from Federal Home Loan Bank                              6,113,438      3,182,658
   Advances from borrowers for taxes and insurance                      53,427         47,059
   Federal income taxes payable                                         14,953         58,312
   Deferred tax liability                                               80,925         65,818
   Dividends payable                                                   105,800              -
   Accrued expenses and other liabilities                              269,381         90,644
                                                                    ----------     ----------
         Total liabilities                                          36,008,909     31,653,023

Stockholders' equity:
   Preferred stock, par value $.10 per share, 2,000,000
      shares authorized; none issued and outstanding                         -              -
   Common stock, par value $.10 per share, 5,000,000
      shares authorized; 1,058,000 issued in 1996                      105,800              -
   Additional paid-in capital                                       10,027,393              -
   Unearned ESOP compensation                                         (617,143)             -
   Retained earnings                                                 6,057,879      5,852,134
   Unrealized gain (loss) on securities available-for-sale, net        (65,921)         5,267
                                                                    ----------     ----------
         Total stockholders' equity                                 15,508,008      5,857,401
                                                                    ----------     ----------

                                                                   $51,516,917     37,510,424
                                                                   ===========     ==========

See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                        Consolidated Statements of Income

                     Years ended September 30, 1996 and 1995


                                                          1996           1995
                                                          ----           ----
Interest income:
   Loans receivable                                   $2,043,167     1,916,893
   Mortgage-backed securities                            485,571       324,824
   Investment securities                                 627,593       395,495
   Interest bearing deposits                              26,452        38,718
   Other                                                  90,975        45,741
                                                       ---------     ---------
         Total interest income                         3,273,758     2,721,671

Interest expense:
   Deposits                                            1,438,562     1,355,476
   Advances from Federal Home Loan Bank                  263,155        99,171
                                                       ---------     ---------
         Total interest expense                        1,701,717     1,454,647
                                                       ---------     ---------

         Net interest income                           1,572,041     1,267,024
Provision for loan losses                                      -        42,000
                                                       ---------     ---------
         Net interest income after provision
         for loan losses                               1,572,041     1,225,024
                                                       ---------     ---------

Non-interest income:
   Customer service charges                               41,213        32,813
   Other operating income                                 31,605        33,996
   Gain on sale of securities                             30,198             -
   Gain on sale of other real estate owned                13,599        90,022
                                                       ---------     ---------
        Total non-interest income                       116,615       156,831
                                                       ---------     ---------

Non-interest expense:
   Compensation and benefits                             440,771       410,662
   Occupancy and equipment                               107,820        95,625
   FDIC/SAIF deposit insurance premiums                   66,684        64,900
   Special assessment by the SAIF                        186,569             -
   Advertising                                            37,349        42,282
   Data processing services                              150,162       109,208
   Loss on sale of equipment                              21,097             -
   Other                                                 171,939       136,345
                                                       ---------     ---------
         Total non-interest expense                    1,182,391       859,022
                                                       ---------     ---------

         Income before income taxes                      506,265       522,833
Income tax expense                                       151,420       170,585
                                                       ---------     ---------

         Net income                                   $  354,845       352,248
                                                       =========     =========
Net income per share                                  $      .36             -
                                                       =========     =========

Average common and common equivalent shares              995,143             -
                                                       =========     =========


See accompanying notes to consolidated financial statements.

               CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                  Consolidated Statements of Stockholders' Equity

                      Years ended September 30, 1996 and 1995



                                              Additional   Unearned                     securities     stock-
                                  Common       paid-in       ESOP           Retained      gain        holders'
                                   stock       capital    compensation      earnings    (loss), net    equity
                                  --------    ----------  ------------      --------   ------------   --------
Balances at September 30, 1994    $      -            -           -        5,499,886    (50,820)     5,449,066

Net income                               -            -           -          352,248          -        352,248

Change in unrealized gain (loss)
on securities available-for-
sale                                     -            -           -                -     56,087         56,087
                                  --------   ----------    --------        ---------    -------     ----------

Balances at September 30, 1995           -            -           -        5,852,134      5,267      5,857,401

Net proceeds from issuance of
common stock                        99,400    9,392,409           -                -          -      9,491,809

Common stock acquired by
ESOP                                 6,400      633,600    (640,000)               -          -              -

ESOP shares committed to be
released                                 -        1,384      22,857                -          -         24,241

Change in net unrealized gain
(loss) on securities
available-for-sale                       -            -           -                -    (71,188)       (71,188)

Net income                               -            -           -          354,845          -        354,845
cash dividends declared ($.15
per share)                               -            -           -         (149,100)         -       (149,100)
                                  --------   ----------    --------        ---------    -------     ----------

Balances at September 30, 1996    $105,800   10,027,393    (617,143)       6,057,879    (65,921)    15,508,008
                                  ========   ==========    ========        =========    =======     ==========


See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                     Years ended September 30, 1996 and 1995


                                                                             1996          1995
                                                                             ----          ----
Cash flows from operating activities:
   Net income                                                           $   354,845        352,248
   Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for loan losses                                                   -         42,000
      Amortization of premiums and discounts on securities held-to-
         maturity, net                                                          358         (1,185)
      Amortization of premiums and discounts on securities available-
         for-sale, net                                                       (2,741)             -
      Federal Home Loan Bank stock dividend                                 (28,900)       (22,400)
      Depreciation                                                           78,910         56,652
      Gain on sale of securities                                            (30,198)             -
      Loss on sale of equipment                                              21,097              -
      Gain on sale of other real estate owned                               (13,599)       (90,022)
      ESOP shares committed to be released                                   24,241              -
      Change in:
         Accrued interest receivable                                       (138,434)       (49,025)
         Other assets                                                        (9,222)        (3,745)
         Federal income taxes payable                                       (43,359)       (46,681)
         Deferred tax liability                                              51,779         29,925
         Accrued expenses and other liabilities                             178,737         21,443
                                                                        -----------     ----------
               Net cash provided by operating activities                    443,514        289,210
                                                                        -----------     ----------

Cash flows from investing activities:
   Net change in interest bearing deposits                                  594,000         25,751
   Purchases of securities available-for-sale                           (12,444,335)      (343,000)
   Maturities of securities available-for-sale                              206,385        473,975
   Sales of securities available-for-sale                                 1,006,339              -
   Purchases of securities held-to-maturity                              (6,709,353)    (4,606,636)
   Maturities and calls of securities held-to-maturity                    6,382,304      2,511,579
   Origination of loans receivable                                       (8,907,000)    (5,703,000)
   Repayment of principal on loans receivable                             6,054,180      5,102,485
   Purchases of premises and equipment                                      (59,305)      (221,606)
   Proceeds from sale of other real estate owned                             68,710        210,286
                                                                        -----------     ----------
               Net cash used in investing activities                    (13,808,075)    (2,550,166)
                                                                        -----------     ----------


Cash flows from financing activities:
   Net change in deposits                                                 1,162,453       (771,387)
   Advances from Federal Home Loan Bank                                   5,400,000      2,087,500
   Repayment of advances from Federal Home Loan Bank                     (2,469,220)             -
   Net change in advances from borrowers for taxes and insurance              6,368          1,175
   Sale of common stock, net of offering costs                            9,491,809              -
   Dividends paid to stockholders                                           (43,300)             -
                                                                        -----------    -----------
               Net cash provided by financing activities                 13,548,110      1,317,288


      Net (decrease) increase in cash and cash equivalents                  183,549       (943,668)

Cash and cash equivalents at beginning of year                              267,896      1,211,564
                                                                        -----------     ----------
Cash and cash equivalents at end of year                                $   451,445        267,896
                                                                        ===========     ==========

Cash paid during the year for (in thousands):
   Interest                                                             $ 1,477,000      1,334,000
   Income taxes                                                             143,000        187,000
                                                                        ===========     ==========


See accompanying notes to consolidated financial statements.

(1)  Summary of Significant Accounting Policies
     -------------------------------------------

     The accompanying consolidated financial statements include the accounts of Crazy Woman Creek Bancorp Incorporated (the Holding Company) and its wholly-owned subsidiary, Buffalo Federal Savings Bank (BFSB). The term "Bank" refers to the Holding Company and Buffalo Federal Savings Bank. All significant intercompany balances and transactions have been eliminated.

     The Bank provides a full range of banking services to customers in the Buffalo, Wyoming area. The Bank is subject to competition from other financial institutions and financial service providers. The Bank and the Holding Company are subject to the regulations of certain Federal and state agencies and undergo periodic examinations by those regulatory authorities.

     Significant accounting policies of BFSB and the Holding Company not described elsewhere in the notes to the consolidated financial statements are described below.

     Basis of Presentation
     ---------------------

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

     Conversion to Stock Ownership
     -----------------------------

     Crazy Woman Creek Bancorp Incorporated was formed in December 1995, and is the holding company and owner of 100 percent of the common stock of BFSB, a federally chartered stock savings bank. On March 29, 1996, BFSB completed its conversion from a mutual to a stock form savings bank at which time the Holding Company issued 1,058,000 shares of common stock at $10 per share realizing $9,491,809 after deducting stock offering expense of $448,191. The Employee Stock Ownership Plan (the ESOP) borrowed $640,000 from the Holding Company to purchase 64,000 of these shares. The Holding Company contributed $5,065,904 of the net offering proceeds to BFSB.


                                                                    (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


     As part of the conversion, BFSB established a liquidation account for the benefit of eligible depositors who continue to maintain their deposit accounts in BFSB after conversion. In the unlikely event of a complete liquidation of BFSB, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to BFSB's common stock. BFSB may not declare or pay a cash dividend to the Holding Company on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of BFSB to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings. In addition, savings banks that before and after proposed dividend distributions meet or exceed their fully phased-in capital requirements, may make capital distributions with prior notice to the Office of Thrift Supervision (OTS) during any calendar year up to 100% of year-to-date net income plus 50% of the amount in excess of their fully phased-in capital requirements as of the beginning of the calendar year. However, the OTS may impose greater restrictions if an institution is deemed to be in need of more than normal supervision. BFSB currently exceeds its fully phased-in capital requirements and has not been notified of a need for more than normal supervision.

     Cash Equivalents
     ----------------

     For purposes of the statements of cash flows, the Bank considers all cash, daily interest demand deposits, and amounts due from banks to be cash equivalents.

     Investment and Mortgage-Backed Securities
     -----------------------------------------

     Investment  and  mortgage-backed   securities   available-for-sale  include
     securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value and unrealized gains and losses (net of related tax effects) are excluded from earnings and reported as a separate component of stockholders' equity. Investment securities and mortgage-backed securities, other than those designated as available-for-sale or trading, are comprised of debt securities for which the Bank has positive intent and ability to hold to maturity and are carried at cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities.

     Debt and equity securities held for the purpose of selling them in the near-term are classified as trading securities and reported at fair value, with unrealized gains and losses included in operating results. There were no securities classified as trading during the years ended September 30, 1996 or 1995.

     Management determines the appropriate classification of investment and mortgage-backed securities as either available-for-sale, held-to-maturity, or held for trading at the purchase date.

     Upon realization, gains and losses are included in earnings using the specific identification method.

     Stock in Federal Home Loan Bank
     -------------------------------

     Federal law  requires a member  institution  of the Federal  Home Loan Bank
     (FHLB) System to hold common stock of its district FHLB according to predetermined formulas.

                                                                    (Continued)
                                      -18-

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


     Loans Receivable
     ----------------

     Loans receivable are stated at unpaid principal balances, less net deferred loan origination fees. Interest on loans is credited to income as earned. Accrued interest on loans that are contractually ninety days or more past due is generally charged against income. Interest is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is reasonably assured, in which case the loan is returned to accrual status.

     The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current and prospective economic conditions, and independent appraisals.

     Effective July 1, 1995, the Bank adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," (collectively, the Statements). The Statements provide guidance for establishing a reserve for losses on specific loans which are deemed to be impaired and apply only to specific impaired loans. Groups of small balance homogeneous loans (generally residential real estate and consumer loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Bank will be unable to collect, in a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the allowance for loan losses is increased through a charge to expense for the amount of the impairment. For all loans secured by real estate, the amount of the impairment is generally measured based on the value of the underlying collateral. The Bank's impaired loans are those loans currently reported as non-accrual. The Bank recognizes interest income on impaired loans only to the extent that cash payments are received. The Bank's adoption of the Statements did not have a material impact on consolidated financial position or results of operations.

     The allowance for loan losses, as described above, includes the reserve for impaired loans. The Bank's existing policies for evaluating the adequacy of the allowance for loan losses and policies for discontinuing the accrual of interest on loans are used to establish the basis for determining whether a loan is impaired.

     Loan Origination Fees and Related Costs
     ---------------------------------------

     Loan  origination  fees and  certain  direct  loan  origination  costs  are deferred, and the net fees are being recognized as income using the level-yield method over the contractual life of the loans, adjusted for estimated prepayments based on actual prepayment experience. The amortization of deferred loan fees and costs on non-accrual loans is discontinued during periods of non-performance.


                                                                   (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

     Other Real Estate Owned
     -----------------------

     Other real estate owned represents real estate acquired through foreclosure or in satisfaction of loans and is initially recorded at the lower of the related loan balance, less any specific allowance for loss, or estimated fair value less estimated costs to sell. Valuations are periodically performed by management and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value less estimated costs to sell.

     Premises and Equipment
     ----------------------

     Premises and equipment are stated at depreciated cost. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of 39 years for the building and 5 to 7 years for furniture, fixtures and equipment.

     Income Taxes
     ------------

     The Holding Company and its subsidiary have elected to file separate Federal income tax returns.

     The Bank utilizes the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date.

     Net Income Per Share
     --------------------

     Net income per common share is calculated by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period. Shares sold in the conversion from mutual to stock ownership on March 29, 1996 are assumed to have been outstanding for all of fiscal year 1996 for the purposes of computing weighted average shares outstanding. Additionally, unallocated ESOP shares are excluded from the weighted average common shares outstanding calculation, while allocated and shares committed to be released are considered to be outstanding.

     Reclassification
     ----------------

     Certain reclassifications have been made to the 1995 amounts to conform to the 1996 presentation.


                                                                    (Continued)
                                      -20-

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements




     (2)  Investment and Mortgage-Backed Securities Available-for-Sale
          ------------------------------------------------------------

          The amortized cost, unrealized gains and losses, and estimated fair values of investment and mortgage-backed securities available-for-sale at September 30 are summarized as follows:

                                              Gross         Gross      Estimated
                                Amortized  Unrealized    Unrealized      Fair
          1996                    Cost        Gains        Losses        Value
          ----                  ---------    --------    ---------      ------

U.S. Agency obligations      $ 7,849,767      13,934      (27,699)     7,836,002
Mortgage-backed
   securities                  5,614,811           -      (86,115)     5,528,696
                             -----------      ------     --------     ----------
                             $13,464,578      13,934     (113,814)    13,364,698
                             ===========      ======     ========     ==========



                                              Gross         Gross      Estimated
                                Amortized  Unrealized    Unrealized      Fair
          1995                    Cost        Gains        Losses        Value
          ----                  ---------    --------    ---------      ------

U.S. Agency obligations     $    700,000           -      (14,310)       685,690
Mortgage-backed
   securities                  1,521,599      22,290            -      1,543,889
                             -----------      ------     --------     ----------
                            $  2,221,599      22,290      (14,310)     2,229,579
                             ===========      ======      =======      =========


     A comparison of the amortized cost and estimated fair values of investment and mortgage-backed securities available-for-sale by maturity at September 30, 1996 is as follows:

                                                                       Estimated
                                                        Amortized        Fair
                                                          Cost           Value
                                                        ---------      ---------

        Due within one year                         $  3,350,686     3,352,056
        Due after one year through five years          6,066,315     6,003,335
        Due after five years through ten years         4,047,577     4,009,307
                                                      ----------     ---------

                                                    $ 13,464,578    13,364,698
                                                      ==========    ==========

     Mortgage-backed securities are included in the above maturity schedule based on their expected average lives.

     Gross gains on the sale of investment and mortgage-backed securities available-for-sale were $8,628 during the year ended September 30, 1996. No losses were realized on the sale of investment or mortgage-backed securities available-for-sale during the year ended September 30, 1996. There were no sales of investment or mortgage-backed securities available-for-sale during the year ended September 30, 1995.

                                                                    (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

     (3)  Investment and Mortgage-Backed Securities Held-to-Maturity
          ----------------------------------------------------------

          The amortized cost, unrealized gains and losses, and estimated fair values of investment and mortgage-backed securities held-to-maturity at September 30 are summarized as follows:

                                              Gross         Gross      Estimated
                               Amortized  Unrealized    Unrealized      Fair
          1996                   Cost        Gains        Losses        Value
          ----                 ---------    --------     --------      ------

     U.S. Agency obligations $ 5,751,062      6,679      (132,508)    5,625,233
     Municipal securities        223,250      4,602          (282)      227,570
     Other                       109,624      1,500             -       111,124
     Mortgage-backed
        securities:
        FNMA certificates        775,016      9,813             -      784,829
        GNMA certificates      1,694,666     11,885        (7,118)    1,699,433
        FHLMC certificates     1,749,027      8,073       (24,573)    1,732,527
                             -----------     ------      --------    ----------
                               4,218,709     29,771       (31,691)    4,216,789
                             -----------     ------      --------    ----------

                             $10,302,645     42,552      (164,481)   10,180,716
                             ===========     ======      ========    ==========



                                              Gross         Gross      Estimated
                                Amortized  Unrealized    Unrealized      Fair
          1995                    Cost        Gains        Losses        Value
          ----                 ---------     --------     --------      ------

     U.S. Agency obligations  $6,490,726      21,608       (73,812)    6,438,522
     Municipal securities        215,000       7,426             -       222,425
     Other                       115,438       3,500             -       118,938
     Mortgage-backed
        securities:
        FNMA certificates        868,226       4,275        (5,535)      866,966
        GNMA certificates      1,544,056      26,891        (1,553)    1,569,394
        FHLMC certificates       720,937      39,093        (1,203)      758,827
                              ----------     -------       -------     ---------
                               3,133,219      70,259        (8,291)    3,195,187
                              ----------     -------       -------     ---------

                              $9,954,383     102,793       (82,103)    9,975,072
                              ==========     =======       =======     =========

     A comparison of the amortized cost and estimated fair values of investment and mortgage-backed securities held-to-maturity by maturity at September 30, 1996 is as follows:

                                                                     Estimated
                                                       Amortized        Fair
                                                         Cost           Value
                                                       ---------     ----------

        Due within one year                          $ 1,109,211     1,108,643
        Due after one year through five years          5,080,167     4,986,128
        Due after five years through ten years         4,113,267     4,085,945
                                                      ----------     ---------

                                                     $10,302,645    10,180,716
                                                      ==========    ==========

     Mortgage-backed securities are included in the above maturity schedule based on their expected average lives.

                                                                    (Continued)
                                      -22-

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

     Gross gains of $21,570 and no losses were realized on the sale of investment and mortgage-backed securities held-to-maturity during the year ended September 30, 1996. Amortized cost of the securities sold was approximately $651,000. Such sales were considered maturities for purposes of classification under the provisions of SFAS No. 115.

     There  were  no  sales  of   investment   or   mortgage-backed   securities
     held-to-maturity during the year ended September 30, 1995.

(4)  Loans Receivable, Net
     ---------------------

     Net loans receivable at September 30 are summarized as follows:

                                                          1996           1995
                                                          ----           ----
Real estate mortgage loans, including commercial
   real estate                                     $22,218,028    20,161,016
Consumer loans                                       1,524,451     1,228,460
Home equity loans                                    1,316,976       925,461
Agricultural loans                                     701,298       581,725
Commercial loans                                        86,586       176,575
Savings account and other loans                        516,812       451,862
                                                    ----------    ----------
                                                    26,364,151    23,525,099

Less:
   Loans in process                                $    84,815       111,386
   Allowance for loan losses                           275,588       275,266
   Net deferred loan origination fees                  144,988       132,507
                                                    ----------    ----------

                                                   $25,858,760    23,005,940
                                                    ==========    ==========

     Adjustable rate mortgages included in the loans receivable balance above were approximately $177,000 and $84,000 at September 30, 1996 and 1995, respectively.

     The weighted average stated interest rate of loans receivable at September 30, 1996 and 1995 was 8.05% and 8.10%, respectively. The average yield on loans receivable, including amortization of unearned discounts and deferred loan origination fees, was 8.01% and 8.09% for the years ended September 30, 1996 and 1995, respectively.

     Real estate loans serviced for others were approximately $81,000 and $128,000 at September 30, 1996 and 1995, respectively.

     First mortgage loans pledged as collateral for public funds or for other funds on deposit with the Bank approximated $4,787,000 and $3,537,000 at September 30, 1996 and 1995, respectively.

     A summary of activity in the allowance for loan losses is as follows:

                                                          1996           1995
                                                          ----           ----

        Balance at beginning of year                  $ 275,266        207,356
        Provision for loan losses                             -         42,000
        Losses charged against the allowance            (11,584)          (930)
        Recoveries of amounts previously charged off     11,906         26,840
                                                      ---------        -------
        Balance at end of year                        $ 275,588        275,266
                                                      =========        =======

                                                                    (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

     Nonaccrual and renegotiated loans for which interest has been reduced totaled approximately $55,000 and $93,000 at September 30, 1996 and 1995, respectively. The resulting impact on interest income is nominal.

     The Bank is not committed to lend additional funds to debtors whose loans have been modified. The Bank's impaired loans, which include those loans currently reported as nonaccrual, amounted to approximately $32,000 at September 30, 1996 and were not subject to a related allowance for credit losses because of the estimated net realizable value of loan collateral, guarantees and other factors.

(5)  Accrued Interest Receivable
     ---------------------------

     Accrued interest receivable at September 30 is summarized as follows:

                                                          1996           1995
                                                          ----           ----

        Investment securities                          $ 257,790       122,197
        Mortgage-backed securities                        52,287        33,201
        Loans receivable                                 185,673       201,918
                                                         -------      --------

                                                       $ 495,750       357,316
                                                         =======       =======

(6)  Premises and Equipment
     ----------------------

     Premises and equipment at September 30 are summarized as follows:

                                                          1996           1995
                                                          ----           ----

        Land and building                             $  507,395       502,562
        Furniture, fixtures and equipment                465,028       471,815
                                                        --------     ---------
                                                         972,423       974,377
        Less accumulated depreciation                    470,368       431,620
                                                        --------     ---------

                                                      $  502,055       542,757
                                                        ========     =========

(7)  Deposits
     --------

     Deposits at September 30 are summarized as follows:

                                   Weighted
                                   average                1996                      1995
                                                  --------------------       --------------------
                                    rate          Amount       Percent       Amount       Percent
                                -------------    --------      -------       ------       -------
     Certificates of deposit,
        by interest rate        3.01 to 4.00%    $       -          - %   $   791,000       2.8%
                                4.01 to 5.00      2,123,194       7.2       2,447,155       8.7
                                5.01 to 6.00     14,450,989      49.2      10,252,544      36.3

                                6.01 to 7.00      2,515,333       8.6       5,362,409      19.0
                                7.01 to 8.00        232,932        .8         301,111       1.1
                                8.01 to 9.00              -         -           3,988         -
                                                 ----------      ----      ----------      ----
                                                 19,322,448      65.8      19,158,207      67.9
                                                 ----------      ----      ----------      ----

     NOW accounts and
        MMDA                     3.00 to 4.70     6,219,911      21.2       5,790,132      20.5

     Passbook savings            3.7 to 4.25      3,828,626      13.0       3,260,193      11.6
                                                 ----------      ----      ----------      ----
           Total deposits           4.88%       $29,370,985     100.0%   $ 28,208,532     100.0%
                                                 ==========     =====      ==========     =====

                                                                  (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


     Certificates of deposit and savings accounts of $100,000 or greater were approximately $5,040,000 and $3,955,000 at September 30, 1996 and 1995,
     respectively.

     Certificates of deposit at September 30, 1996 are scheduled to mature as follows:

        Due in:
           One year or less                                        $14,204,958
           Greater than one year through three years                 4,764,591
           Greater than three years through five years                 352,899
                                                                    ----------
                                                                   $19,322,448

     Interest expense on deposits for the years ended September 30 is summarized as follows:

                                                          1996           1995
                                                          ----           ----

        Certificates of deposit and savings          $1,223,577      1,128,299
        NOW accounts                                    214,985        227,177
                                                      ---------      ---------
                                                     $1,438,562      1,355,476

(8)  Advances From Federal Home Loan Bank
     ------------------------------------

     Advances from Federal Home Loan Bank at September 30 are summarized as follows:



                                                                  1996          1995
                                                                  ----          ----
        5.26%-6.54% Fixed Rate Advances, interest
           payable monthly                                    $6,000,000     2,600,000
        4.35% Amortizing Advance, paid in 1996                         -        56,720
        4.36% Amortizing Advance, due in monthly
           installments of $9,375 plus interest, through
           September 1997                                        113,438       225,938
        Variable rate Cash Management Advance, paid in 1996            -       300,000
                                                               ---------     ---------
                                                              $6,113,438     3,182,658


     At September 30, 1996, the Bank had a Cash Management Advance note with a maximum allowable advance of $1,035,300 maturing on May 29, 1997. There was no outstanding balance as of September 30, 1996.

     Principal payments on advances from Federal Home Loan Bank subsequent to September 30, 1996 are as follows:

             Year ending
            September 30,                    Amount
            -------------                    ------

                1997                      $ 5,213,438
                1998                          600,000
                1999                          300,000
                                            ---------
                                          $ 6,113,438
                                            =========

                                                                   (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

     The  advances  are  subject  to  a  "blanket  pledge   agreement"   whereby
     substantially all assets of the Bank are pledged to the Federal Home Loan Bank.

(9)  Income Taxes
     ------------

   U.S. Federal income tax expense for the year ended September 30 consists of:

                                                         1996          1995
                                                         ----          ----

        Current                                      $  99,641       140,660
        Deferred                                        51,779        29,925
                                                      --------      --------

           Total                                     $ 151,420       170,585
                                                      ========      ========

     Income tax expense for the year ended September 30 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as a result of the following:

                                                          1996           1995
                                                          ----           ----

        Computed "expected" tax expense               $172,130        177,763
        Decrease resulting from tax exempt interest     (7,359)        (7,178)
        Other                                          (13,351)             -
                                                       -------        -------
                                                      $151,420        170,585

     At September 30, 1996, the Bank has capital loss carryforwards totaling approximately $259,000 which expire December 31, 1996.

     Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax liability at September 30 relate to the following:
                                                          1996           1995
                                                          ----           ----
        Deferred tax assets:
           Deferred loan fees                           $ 30,904        43,628
           Allowance for loan losses                       93,700        93,590
           Available-for-sale securities                   33,959             -
                                                         --------     ---------
              Gross deferred tax assets                   158,563       137,218
                                                         --------     ---------


        Deferred tax liabilities:
           FHLB stock dividends                           135,966       126,140
           Tax bad reserve in excess of base year amount   83,731        74,183
           Prepaid deposit insurance premium               11,461             -
           Available-for-sale securities                        -         2,713
             Other                                          8,330             -
                                                         --------     ---------
              Gross deferred tax liabilities              239,488       203,036
                                                         --------     ---------

              Net deferred tax liability                $  80,925        65,818
                                                         ========     ==========

                                                                    (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, at September 30, 1996 management believes it is more likely than not that the Bank will realize the benefits of these deductible differences.

     If certain conditions are met, the Bank is allowed a special bad debt deduction for income tax purposes. The deduction is based on either a specified experience formula or a percentage of taxable income before such deduction (presently 8%). The Bank does not qualify for use of either bad debt deduction. As such, no bad debt deduction has been included in the provision for federal income taxes for the years ended September 30, 1996 and 1995. Under new legislation enacted in August 1996, the percentage of income bad debt deduction was eliminated beginning January 1, 1996.

     Retained earnings at September 30, 1996 include approximately $398,000 for which no provision for federal income tax has been made. This amount represents the base year tax bad debt reserve which is essentially income offset by the percentage bad debt deduction for income tax purposes only. This amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that this amount will be reduced and thereby result in taxable income in the foreseeable future. Under current tax regulations, management does not foresee any changes in its business or operations which would result in a recapture of its federal bad debt reserve into taxable income.

     A deferred tax liability of $83,731 has been recognized by the Bank for the tax bad debt reserve in excess of the base year reserve. The new tax legislation enacted in August 1996 requires this excess be recaptured and included in taxable income over a six year period beginning with the tax return filed for the year ending December 31, 1996 (Bank is a calendar year taxpayer) or December 31, 1998 if certain residential lending requirements are met.

(10)    Employee Benefit Plans
        ----------------------

     Retirement Plan. The Bank has a non-contributory defined contribution retirement plan for all eligible employees. The Plan provides for a minimum Bank contribution of 5% of taxable income before provision for income taxes, but not to exceed 15% of salaries and wages. Total pension expense for the years ended September 30, 1996 and 1995 was approximately $29,000 and $38,000, respectively.


                                                                   (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

     Employee Stock Ownership Plan (ESOP). Effective January 1, 1996 the Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 64,000 shares of the Holding Company's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $640,000 from the Holding Company to fund the purchase, evidenced by a note receivable recorded by the Holding Company and secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments from the ESOP of approximately $11,400, bearing interest at prime (8.25% at September 30, 1996), maturing February, 2010. Contributions of cash or common stock are made from BFSB to the ESOP at the discretion of the Board of Directors. For financial reporting purposes, the unearned ESOP compensation is classified as a reduction of consolidated stockholders' equity and amounts paid to the Holding Company for interest have been eliminated in consolidation.

     The Bank records compensation expense equal to the fair value of shares at the date such shares are committed to be released. Shares are committed to be released as the ESOP repays the note receivable recorded by the Holding Company. Shares committed to be released are allocated to participant accounts at the end of each calendar year. For the year ended September 30, 1996, ESOP principal and interest payments of approximately $49,000 were funded by Bank contributions of approximately $39,000 to the ESOP. The remainder of the ESOP payments was funded by dividends on the unallocated ESOP shares. At September 30, 1996, 2,286 shares were committed to be released to participant accounts and the fair value of the remaining shares was approximately $654,000. The Bank recognized compensation expense relating to the ESOP of $24,241 during the year ended September 30, 1996.

     Restricted Stock Plan. Within one year of the conversion from mutual to stock ownership which occurred March 29, 1996, the Bank intends to adopt a restricted stock plan which would purchase up to 42,320 shares for grant to officers and directors of BFSB. Such awards would vest over a five year period beginning one year after the date of the grant of the award. The plan is subject to approval by the Board of Directors and stockholders.

     Option Plan. With one year of the conversion from mutual to stock ownership which occurred March 29, 1996, the Bank intends to adopt an option plan which would purchase up to 105,800 shares for grant to employees, officers and directors of BFSB. The options would vest over a five year period beginning one year after the date of the grant of the option. The plan is subject to approval by the Board of Directors and stockholders.

(11)    Regulatory Capital
        ------------------

     BFSB is required to meet three OTS capital requirements: a tangible capital requirement equal to not less than 1.5% of tangible assets (as defined in the regulations), a core capital requirement, comprised of tangible capital adjusted for supervisory goodwill and other defined factors, equal to not less than 3% of tangible assets, and a risk-based capital requirement equal to at least 8% of all risk-weighted assets. For risk-weighting, selected assets are given a risk assignment of 0% to 100%. The Bank's total risk-weighted assets at September 30, 1996 were approximately $20,691,000.

                                                                   (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

        The following table presents, as of September 30, 1996, the extent to which BFSB exceeds in dollars and in percent, the three minimum capital requirements.

                                                   Regulatory Basis
                                            (dollars rounded to thousands)
                                         -------------------------------------
                                                     Approximate
                                          Actual     requirement     Excess
                                          ------     -----------     ------
Tangible capital:
   Dollar amount                         $10,589       774,000      9,815,000
   Percent of tangible assets               20.5%          1.5%          19.0%
Core capital:
   Dollar amount                         $10,589     1,548,000      9,041,000
   Percent of adjusted tangible assets      20.5%          3.0%          17.5%
Risk-based capital:
   Dollar amount                         $10,847     1,655,000      9,192,000
   Percent of risk-weighted assets          52.4%          8.0%          44.4%


     Failure to comply with applicable regulatory capital requirements can result in capital directives from the director of the OTS, restrictions on growth, and other limitations on a savings bank's operations.

     Generally accepted accounting principles (GAAP) capital differs from tangible, core, and risk- based capital at September 30 as a result of the following (dollars rounded to thousands):

                                                          1996           1995
                                                          ----           ----

Consolidated capital measured by GAAP               $15,508,000    5,857,000
   Less Holding Company assets                        4,985,000            -
                                                     ----------    ---------
Bank capital measured by GAAP                        10,523,000    5,857,000
   Unrealized gain (loss) on securities available-
   for-sale, net                                         66,000       (5,000)
                                                     ----------    ---------
Tangible and core capital                            10,589,000    5,852,000

   Allowance for loan losses (limited to 1.25% of
   risk-weighted assets)                                258,000      220,000
                                                     ----------    ---------

Risk-based capital                                  $10,847,000    6,072,000
                                                     ==========    =========

(12)    Financial Instruments With Off-Balance-Sheet Risk
        -------------------------------------------------

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit risk.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                                                                  (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

     Financial instruments outstanding at September 30, 1996 whose contract amounts represent credit risk are fixed-rate commitments to extend credit totaling approximately $708,000.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customers' creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary, by the Bank upon extension of credit is based on management's evaluation of the counter-party. Collateral held varies but may include personal property, residential real property, and income-producing commercial properties.

(13)    Commitments and Contingencies
        -----------------------------

     Special Assessment by the SAIF. The deposits of BFSB are insured by the Savings Association Insurance Fund ("SAIF"), one of two funds administered by the Federal Deposit Insurance Corporation ("FDIC"). BFSB previously paid premiums of approximately 0.23% of certain deposits. On September 30, 1996, the Deposit Insurance Funds Act of 1996 was signed, which authorizes the FDIC to impose a special assessment on certain deposits held by thrift institutions. This special assessment, which is based on $.657 per $100 of outstanding thrift deposits at March 31, 1995, is intended to recapitalize the SAIF. The special assessment resulted in an additional expense of approximately $187,000 and a related tax benefit of approximately $63,000 which were recorded by the Bank on September 30, 1996. The assessment is payable no later than November 29, 1996.

     Severance Agreements. On March 29, 1996 the Bank entered into employment agreements with its executive officers. Such agreements have a term of three years and provide for payments to be made to the officers equal to three times average salary for the previous five years, in the event the Bank experiences a change in control. A change in control is defined as (1) a sale of more than 25% of the assets of BFSB or the Holding Company; (2) any merger or recapitalization whereby BFSB or the Holding Company is not the surviving entity; (3) a change in control as determined by the OTS; or
     (4) acquisition directly or indirectly of 25% or more of the voting stock of BFSB or the Holding Company by an individual, entity or group. The agreement may be extended for an additional one year term upon approval of the Board of Directors.

(14)    Recent Accounting Pronouncements Not Yet Adopted
        ------------------------------------------------

     On March 31, 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 provides that long-lived assets and identifiable intangibles should be reviewed for impairment whenever events or circumstances provide evidence that suggests the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. SFAS No. 121 is effective for financial statements issued with fiscal years beginning after December 15, 1995, although earlier application is encouraged. The Bank intends to adopt the provisions of SFAS No. 121 on October 1, 1996, and management expects adoption will not have a material effect on the financial position or results of operations of the Bank.

                                                                   (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 defines a "fair value based method" of accounting for stock- based compensation whereby compensation costs is measured at the grant date based on the value of the award and is recognized over the service period. The FASB encourages all entities to adopt the fair value based method, however, it will allow entities to continue to use the "intrinsic value based method" prescribed by previous pronouncements for grants to employees. Under the intrinsic value based method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Entities electing to continue use of the accounting treatment of previous pronouncements must make certain pro forma disclosures as if the fair value based method had been applied. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years beginning after December 15, 1995. Pro forma disclosures are required for fiscal years beginning after December 15, 1995 and must include the effects of all awards granted in fiscal years beginning after December 15, 1994. Management has elected to follow the accounting requirements of previous pronouncements and does not expect adoption to have a material impact on the Bank's financial position or results of operations.

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides guidance on accounting for transfers and servicing of financial assets, recognition and measurement of servicing assets and liabilities, financial assets subject to prepayment, secured borrowings and collateral, and extinguishment of liabilities.

     SFAS No. 125 generally requires the Bank recognize as separate assets the rights to service mortgage loans for others, whether the servicing rights are acquired through purchases or loan originations. Servicing rights are initially recorded at fair value based upon the present value of estimated future cash flows. Subsequently, the servicing rights are assessed for impairment, which is recognized in the statement of earnings in the period the impairment occurs. For purposes of performing the impairment evaluation, the related portfolio must be stratified on the basis of certain risk characteristics including loan type and note rate. SFAS No. 125 also specifies that financial assets subject to prepayment, including loans that can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment, be measured like debt securities available-for-sale or trading securities under SFAS No. 115. The Bank intends to adopt the provisions of SFAS No. 125 on January 1, 1997, and management expects adoption will not have a material effect on the financial position or operations of the Bank.

(15)    Noncash Investing Activities
        ----------------------------

     The Bank acquired $55,111 of other real estate owned by foreclosing on loans receivable during the year ended September 30, 1995.

(16)    Loans to Directors and Executive Officers
        -----------------------------------------

     Activity in loans to directors and executive officers for the year ended September 30, 1996 follows:

           Balance at October 1, 1995               $  332,602
           Additional borrowings                       311,710
           Principal repayments                        (93,458)
                                                      --------

           Balance at September 30, 1996            $  550,854
                                                      ========

                                                                   (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

(17)  Disclosures About Fair Value of Financial Instruments
      -----------------------------------------------------

     The following disclosures of fair value information about financial instruments are presented, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot always be substantiated by comparison to independent markets and, in certain cases, could not be realized in immediate settlement of the instrument. These disclosures exclude certain financial instruments and all nonfinancial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

     The following methods and assumptions were used by the Bank in estimating the fair value of its financial instruments:

          Cash and Cash Equivalents and Interest Bearing Deposits. The carrying amounts for cash and cash equivalents and interest bearing deposits approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns.

          Investment Securities, Mortgage-Backed Securities and Stock in Federal Home Loan Bank. The fair value of investment securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of stock in Federal Home Loan Bank approximates redemption value.

          Loans Receivable. Fair values are estimated by stratifying the loan portfolio into groups of loans with similar financial characteristics. Loans are segregated by type such as real estate, commercial, and consumer, with each category further segmented into fixed and adjustable rate interest categories.

          The fair value of fixed rate loans is calculated by discounting scheduled cash flows through the anticipated maturity adjusted for prepayment estimates. For mortgage loans, the Bank uses secondary market interest rates for loans of similar size as the discount rate. For other fixed rate loans, cash flows are discounted at prime rate. Adjustable interest rate loans are assumed to approximate fair value because they generally reprice within the near-term.

          The fair values are adjusted for credit risk based on assessment of risk identified with specific loans, and risk adjustments on the remaining portfolio based on credit loss experience. Assumptions regarding credit risk are judgmentally determined using specific borrower information, internal credit quality analysis, and historical information on segmented loan categories for non-specific borrowers.

          Accrued Interest Receivable. The fair value of accrued interest receivable approximates carrying value as the Bank expects to collect accrued interest in the near-term.

          Deposits. The fair value of deposits with no stated maturity, such as savings accounts, NOW accounts, and money market accounts, is equal to the amount payable on demand as of September 30, 1996. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates offered as of September 30, 1996 for deposits of similar maturities.

                                                                  (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

          Advances from Federal Home Loan Bank. The fair value of the fixed rate long-term advances is calculated by discounting scheduled payments using the Bank's FHLB long-term borrowing rate as of September 30, 1996.

          Accrued Expenses and Other Liabilities. The fair value of accrued expenses and other liabilities approximates carrying value as the amounts accrued will be paid in the near-term.

          Commitments to Extend Credit. The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar arrangements. The commitments to extend credit are fixed rate loans. No fair value adjustment for interest rates is necessary as the stated rates do not differ materially from market rates at September 30, 1996.

          Limitations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a portion of the Bank's financial instruments, fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred tax assets and liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

          The carrying and estimated fair values of the Company's financial instruments as of September 30, 1996 are as follows:


                                                                     Estimated
                                                       Carrying         fair
                                                        value          value
                                                       ---------     ---------
Assets:
   Cash and cash equivalents                      $   451,445       451,000
   Interest-bearing deposits                           99,000        99,000
      Investment and mortgage-backed securities
      available-for-sale                           13,364,698    13,365,000
   Investment and mortgage-backed securities
      held-to-maturity                             10,302,645    10,181,000
   Stock in Federal Home Loan Bank                    399,900       400,000
   Loans receivable, net                           25,858,760    25,869,000
   Accrued interest receivable                        495,750       496,000

Liabilities:
   Deposits                                        29,370,985    29,356,000
   Advances from Federal Home Loan Bank             6,113,438     6,107,000
   Accrued expenses and other liabilities             269,381       269,000
Off-balance-sheet items:
   Commitments to extend credit                             -         6,150

                                                                  (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

(18)  Holding Company Information (Condensed)
      ---------------------------------------

     The  summarized  financial   information  for  Crazy  Woman  Creek  Bancorp
     Incorporated is presented below. Intercompany balances and transactions are noted parenthetically.

     Condensed Balance Sheet
                                                              September 30,
            Assets                                                1996
            ------                                                ----

Cash (NOW account with BFSB)                                  $    54,233
Investment in subsidiary                                       11,140,175
Loan to BFSB                                                    4,424,000
                                                              -----------
         Total assets                                         $15,618,408
                                                              ===========

Liabilities and Stockholders' Equity

Income taxes payable                                                4,600
Dividends payable                                                 105,800
Stockholders' equity:
   Common stock                                                   105,800
   Additional paid-in capital                                  10,027,393
   ESOP loan                                                     (617,143)
   Retained earnings                                            6,057,879
   Unrealized gain (loss) on securities available-for-sale,
   net                                                            (65,921)
                                                              -----------
         Total stockholders' equity                            15,508,008
                                                              -----------
      Total liabilities and stockholders' equity              $15,618,408
                                                              ===========

Condensed Statement of Income
                                                                Year ended
                                                            September 30, 1996
                                                            ------------------

Interest income (Passbook account, ESOP loan, loan to BFSB)       $159,235
Management fee from BFSB                                            (2,300)
Other operating expenses                                           (39,363)
                                                                   -------
   Income before equity in undistributed earnings of
   subsidiary                                                      117,572
Equity in undistributed earnings of subsidiary                     277,073
   Income before income taxes                                      394,645

           Income taxes                                             39,800

           Net income                                             $354,845
                                                                   =======


                                                                (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements




     Condensed Statement of Cash Flows


                                                                                Year ended
                                                                            September 30, 1996

        Net income                                                               $  354,845
        Adjustments to reconcile net income to net cash provided by operating activities:
              Equity in undistributed earnings of subsidiary                       (277,073)
              Increase in income taxes payable                                        4,600

                  Net cash provided by operating activities                          82,372


        Cash flows from investing activities:
           Loan to BFSB                                                          (4,424,000)
           Principal payments on ESOP note receivable                                13,257
           Investment in BFSB                                                    (5,065,905)

                  Net cash used in investing activities                          (9,476,648)


        Cash flows from financing activities:
           Sale of common stock, net of offering costs                            9,491,809
           Cash dividends paid                                                      (43,300)

                  Net cash provided by financing activities                       9,448,509


        Net increase in cash                                                         54,233

        Cash at inception                                                                 -

        Cash at end of year                                                      $   54,233
                                                                                  =========


                                  Corporate Office
       Crazy Woman Creek Bancorp Incorporated and Buffalo Federal Savings Bank

                                   106 Fort Street
                            Buffalo, Wyoming  82834-1889
                                   (307) 684-5591



            Board of Directors of Crazy Woman Creek Bancorp Incorporated

            Richard Reimann                              Greg L. Goddard
            Chairman of the Board

            Deane D. Bjerke                              Douglas D. Osborn

            Thomas J. Berry                              Sandra K. Todd


                                 Executive Officers

            Deane D. Bjerke                              Arnold R. Griffith, Jr.
            President and Chief Executive Officer        Senior Vice President

                                   Dalen C. Slater
                              Senior Vice President and
                               Chief Financial Officer
            Corporate Counsel                        Special Counsel
            Kirven and Kirven              Malizia, Spidi, Sloane & Fisch, P.C.
            104 Fort Street                One Franklin Square
            Buffalo, WY  82834             1301 K Street, N.W., Suite 700 East
                                           Washington, D.C.  20005

            Independent Auditors           Transfer Agent and Registrar
            KPMG Peat Marwick LLP          American Securities Transfer & Trust,
            1000 First Interstate Center        Incorporated
            401 North 31st Street          1825 Lawrence Street, Suite 444
            Billings, MT  59103            Denver, CO  80202

                                     Form 10-KSB

            Crazy Woman Creek Bancorp Incorporated's Annual Report for the year ended September 30, 1996 filed with the Securities and Exchange Commission on Form 10- KSB, excluding exhibits, is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call the Corporate Secretary at the Company's Corporate Office in Buffalo, Wyoming. The Annual Meeting of Stockholders will be held on January 29, 1997 at 3:00 p.m. at the Company's main office located at 106 Fort Street, Buffalo, Wyoming.





                                     - 36 -