Form 10KSB40, Exhibit 13
period 1997-09-30
CRAZY WOMAN CREEK BANCORP INC
filed 1997-12-23
CIK 1005119

EXHIBIT 13

                            CRAZY WOMAN CREEK BANCORP
                                  INCORPORATED




     -----------------------------------------------------------------------
                               1997 ANNUAL REPORT

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
                               1996 ANNUAL REPORT

--------------------------------------------------------------------------------


                                TABLE OF CONTENTS
--------------------------------------------------------------------------------




Letter to Stockholders.......................................................  1

Corporate Profile and Stock Market Information...............................  2

Financial Highlights.........................................................  3

Management's Discussion and Analysis of
  Financial Condition and Results of Operations..............................  4

Report of Independent Auditors .............................................. 13

Consolidated Balance Sheets.................................................. 14

Consolidated Statements of Income............................................ 15

Consolidated Statements of Change in Stockholders' Equity.................... 16

Consolidated Statements of Cash Flows........................................ 17

Notes to Consolidated Financial Statements................................... 18

CRAZY WOMAN                        [LOGO]
CREEK BANCORP


To Our Stockholders:


The Directors and Officers of Crazy Woman Creek Bancorp, Inc. are proud to present our second annual report since becoming a public company in March 1996. Since completing our conversion, the focus of our board and management has been to enhance shareholder value through customer growth, a strong dividend program, and the repurchase of outstanding shares. Due to the efforts of the board, management, and staff, growth did occur in both loan originations and investments. Dividends were paid quarterly at the rate of $.10 per share, and 14% of the outstanding shares were repurchased.

We were pleased to see continued growth in both our loan originations and our investment portfolio. Asset size increased from $51.5 million in 1996 to $59.9 million at September 30, 1997. For the year, net earnings were $691,000 or $.73 per share compared to net income in 1996 of $355,000 or $.36 per share. Net income during 1996 was adversely affected by a one-time special assessment of $187,000 to recapitalize the Savings Association Insurance Fund.

As we begin 1998, management will focus on both growth in deposits and loan originations. We will remain cognizant of our goal of providing personal service to both our customers and shareholders. Management will be continually analyzing products and services that will benefit our customers and serve the financial needs of our community.

We wish to assure our fellow shareholders that we appreciate your investment in the Corporation. The board and management will continue to work to increase the value of your investment.


Sincerely,


/s/ Deane D. Bjerke
Deane D. Bjerke
President

--------------------------------------------------------------------------------
              106 Fort Street P.O. Box 1020 Buffalo, Wyoming 82834
                    Phone (307) 684-5591 Fax (307) 684-7854

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

Stock Market Information

Since its issuance in March 1996, the Company's common stock has been traded on the Nasdaq SmallCap Market under the symbol "CRZY." The following table reflects the stock price during the periods as reported by Nasdaq.

                                                    HIGH      LOW
                                                  ------     ------
July 1, 1997 - September 30, 1997                 $15.50     $13.25
April 1, 1997 - June 30, 1997                      13.75      13.00
January 1, 1997 - March 31, 1997                   14.25      11.88
October 1, 1997 - December 31, 1997                12.00      11.50
July 1, 1996 - September 30, 1996                  11.50      10.00
April 1, 1996 - June 30, 1996                      11.00      10.00


Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions. The number of shareholders of record of common stock as of December 11, 1997, was approximately 240. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 11, 1997, there were 954,845 shares outstanding. On January 16, 1997, April 16, 1997, July 16, 1997, and on October 16, 1997 dividends of $.10 per share were paid.

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

-----------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
-----------------------------------------------------------------------------------------------------------------------------------
At or for the Year Ended September 30,                       1997              1996           1995           1994           1993
-----------------------------------------------------------------------------------------------------------------------------------
Loans receivable, net...........................           $28,636           $25,859        $23,006        $22,503        $19,642
Mortgage-backed securities......................             3,644             4,228          3,148          2,473          6,377
Investment securities...........................             5,365             6,075          6,806          5,385          3,519
Investment and mortgage-backed
  securities available for sale.................            19,155            13,365(1)       2,230          2,276             --
Assets..........................................            59,952            51,517(1)      37,510         35,751         32,738
Deposits........................................            29,506            29,371         28,209         28,980         26,322
FHLB advances...................................            15,700             6,113          3,183          1,095          1,257
Total stockholders' equity......................            14,210            15,508(1)       5,857          5,449          4,997
Interest income.................................             3,940             3,274(1)       2,722          2,505          2,482
Interest expense................................             1,983             1,702          1,455          1,143          1,256
Net interest income.............................             1,957             1,572          1,267          1,362          1,226
Provision for loan losses (loan loss benefit)...                --                 -             42           (10)            117
Net income......................................               691            355(2)            352            502       $    488

----------------------------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
----------------------------------------------------------------------------------------------------------------------------------
At or for Year Ended September 30,                            1997           1996             1995            1994           1993
----------------------------------------------------------------------------------------------------------------------------------
Return on average assets (net income
  divided by average total assets)(2).............            1.28%          0.80 %            0.96 %         1.48 %         1.51 %
Return on average equity (net income
  divided by average equity)(1)(2)................            4.74 %         3.07 %            6.10 %          9.3 %        10.13 %
Average interest-earning assets to average
  interest-bearing liabilities(1).................          136.86 %       133.47 %          117.59 %       117.23 %       115.35 %
Net interest income after provision for
  loan losses, to average assets..................            3.63 %         3.47 %            3.35 %         4.04 %         3.43 %
Net interest rate spread..........................            2.32 %         2.26 %            2.84 %         3.53 %         3.30 %
Average equity to average assets ratio
  (average equity divided by average
  total assets)(1)................................           27.07 %        25.50 %           15.76 %        15.74 %        14.89 %
Equity to assets at period end(1).................           23.70 %        30.10 %           15.61 %        15.24 %        15.26 %
Non-performing assets to total assets.............            0.38 %         0.06 %            0.33 %         0.38 %         3.28 %
Non-performing loans to net loans.................            0.79 %         0.12 %            0.30 %         0.08 %         4.72 %
Allowance for loan losses, REO and other
  repossessed assets to non-performing
  assets..........................................          134.22 %       862.50 %          223.58 %       151.09 %        29.08 %
Allowance for loan losses to total
  loans, net......................................            1.09 %         1.06 %            1.18 %         0.91 %         1.56 %
Net charge-offs (recoveries) to loans
 receivable.......................................           (0.09)%        (0.01)%           (0.11)%         0.41 %         0.11 %
Earnings per share(3).............................         $  0.73         $ 0.36               n/a           n/a             n/a
Book value per share(3)...........................         $ 14.88         $14.66               n/a           n/a             n/a

-------------------------------------
(1) The change in fiscal 1996 is primarily due to the conversion from a mutual to a stock company in March 1996.
(2) Includes a one time assessment in fiscal year 1996 to recapitalize the SAIF.
(3) There were no shares outstanding prior to the consummation of the Company's initial public offering on March 29, 1996.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Company was formed in 1995 and acquired control of the Bank through a mutual-to-stock conversion that was consummated on March 29, 1996. The Company's assets are comprised of its investment in the Bank, loans to the Bank's Employee Stock Ownership Plan ("ESOP") and the Bank, and shares held in three mutual funds. The Bank's net earnings are dependent primarily on its net interest income, which is the difference between interest income earned on its interest-earning assets and interest expense paid on interest-bearing liabilities. For the year ended September 30, 1997, the Bank's interest income was $3.94 million, or approximately 98.4% of gross earnings (e.g., interest income and non-interest income). The Bank's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the Bank's net earnings also are affected by the level of non-interest income, which primarily consists of service charges and other operating income. In addition, net earnings are affected by the level of non-interest (general and administrative) expenses.

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

Asset/Liability Management and Interest Rate Risk

         For the year ended September 30, 1997, the Bank's net interest rate spread was 2.32%. An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

         The Bank is subject to significant interest rate risk as a result of its historical emphasis on the origination for portfolio of fixed-rate one- to four-family mortgage loans. In order to reduce the Bank's interest rate sensitivity, however, management has attempted to shorten the maturities of the Bank's assets and lengthen the maturities of its liabilities, while maintaining asset quality. This strategy has been implemented by (i) emphasizing the origination for portfolio of 15-and 20-year fixed-rate mortgage loans; (ii) originating 30-year fixed-rate mortgage loans for sale in the secondary market;
(iii) offering  adjustable rate home equity and shorter-term  installment loans;
(iv) emphasizing the solicitation and retention of core deposits and lengthening the average maturity of deposits by adopting a tiered pricing program for its certificates of deposit (offering higher rates on longer term certificates); (v) purchasing for its own portfolio adjustable-rate mortgage-backed securities,
(vi) investing in short- and intermediate-term investment securities, (vii) emphasizing the origination of adjustable-rate mortgage loans; (viii) managing deposit interest rates; and (ix) utilizing FHLB advances to facilitate growth and lengthen liabilities. These measures, while significant, may only partially offset the Bank's interest rate risk. Furthermore, the Bank believes it has sufficient capital to accept a certain degree of interest rate risk.

         To monitor the Bank's interest rate risk, the Bank also utilizes quarterly reports by the OTS which measure the Bank's interest rate risk by modeling the change in the Bank's net portfolio value ("NPV") over a variety of interest rate scenarios. NPV is defined as the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. Based on the September 30, 1997 report, the Bank had a greater than "normal" level of interest rate risk. See also "- Impact of Inflation and Changing Prices."

         The Bank's Board of Directors is responsible for revising the Bank's asset and liability policies. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies.

Analysis of Net Interest Income

         Average Balances, Interest, Yields and Rates. The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. The table also presents information for the periods and at the date indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net interest margin," which is its net interest income divided by the average balance of interest-earning assets. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.


                                  At September 30,                    Year Ended September 30,
                                  ---------------- ----------------------------------------------------------------
                                        1997                    1997                            1996
                                     ---------     -------------------------------   ------------------------------
                                                   Average              Average      Average              Average
                                      Yield/Cost   Balance    Interest  Yield/Cost    Balance  Interest  Yield/Cost
                                      ----------   --------   --------  ----------   --------  --------  ----------
                                                                           (Dollars in Thousands)
Interest-earning assets:
 Loans receivable(1)..............       8.11%      $27,469    $2,277     8.29%     $24,675   $2,043        8.28%

 Mortgage-backed securities.......        7.01        3,982       264      6.63       4,052      263         6.49
 Investment securities(2).........        6.02        6,449       384      5.95       7,937      487         6.14
 Securities available for sale....        6.61       14,396       976      6.78       7,183      452         6.29
 Other interest-earning assets....        7.00          523        39      7.46         384       29         7.55
                                                    -------    ------               -------   ------
  Total interest-earning assets...        7.16       52,819     3,940      7.46      44,231    3,274         7.40
                                                    -------    ------               -------   ------

Non-interest-earning assets.......                    1,042                           1,072
                                                    -------                         -------
  Total assets....................                  $53,861                         $45,303
                                                    =======                         =======

Interest-bearing liabilities:
  Interest checking...............        4.00        6,395       248      3.88       5,675      215         3.79
  Time Deposits/Passbook..........        5.42       22,105     1,175      5.32      22,627    1,224         5.41
                                                    -------    ------               -------   ------
  Total deposit accounts..........        5.04       28,500     1,423      4.99      28,302    1,439         5.08
  FHLB advances...................        5.81       10,094       560      5.55       4,837      263         5.44
                                                    -------    ------               -------   ------
   Total int.-bearing liabilities.        5.31      $38,594    $1,983      5.14     $33,139   $1,702         5.14
                                                    -------     -----               -------   ------

Non-interest-bearing liabilities:.                      685                             613
                                                    -------                         -------
 Total liabilities................                  $39,279                         $33,752
                                                    -------                         -------
 Total equity.....................                   14,582                          11,551
                                                    -------                         -------
 Total liabilities and equity.....                  $53,861                         $45,303
                                                    =======                         =======
Net interest income...............                             $1,957                         $1,572
                                                               ======                         ======
Interest rate spread..............                                        2.32%                             2.26%
                                                                          ====                              ====
Net interest margin...............                                        3.71%                             3.55%
                                                                          ====                              ====
Ratio of average interest-
 earning assets to average
 interest-bearing liabilities.....                                      136.86%                           133.47%
                                                                        ======                            ======



---------------------------------
(1) Average balances include non-accrual loans, and are net of reserve for loan losses and deferred loan fees.
(2)   Includes interest-bearing deposits in other financial institutions.

         Rate/Volume Analysis. The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                        Year Ended September 30,
                                         ------------------------------------------------------
                                                             1997 vs. 1996
                                         ------------------------------------------------------
                                                          Increase (Decrease)
                                                                Due to
                                         ------------------------------------------------------
                                           Rate/                          Rate/
                                          Volume           Rate           Volume           Net
                                         --------         -------       ----------       -------
                                                              (In Thousands)
Interest income:
 Loans receivable................         $ 232          $    2           $  --           $ 234
 Mortgage-backed securities......            (5)              6              --               1
 Investment securities...........           (91)            (15)              3            (103)
 Securities available for sale...           454              35              35             524
 Other interest-earning assets...            10              --              --              10
                                          -----          ------           -----           -----
  Total interest-earning assets..         $ 600          $   28           $  38           $ 666
                                          =====          ======           =====           =====

Interest expense:
 Deposit accounts................         $  10          $  (26)          $  --           $ (16)
 FHLB advances...................           286               5               6             297
                                          -----          ------           -----           -----
   Total interest-bearing
    liabilities..................         $ 296          $  (21)          $   6           $ 281
                                          =====          ======           =====           =====

Net change in net interest
income...........................         $ 304          $   49           $  32           $ 385
                                          =====          ======           =====           =====


Financial Condition

         The Company's assets increased by $8.43 million from $51.52 million at September 30, 1996 to $59.95 million at September 30, 1997. The growth in assets was primarily attributed to an increase in net loans receivable and in investment and mortgage-backed securities available for sale. Asset growth was primarily funded through a $9.59 million increase in advances from the FHLB of Seattle.

         The Company's net investment in investment and mortgage-backed securities available for sale increased by $5.79 million from $13.36 million at September 30, 1996 to $19.15 million at September 30, 1997 as the Company sought to invest excess funds in higher-yielding assets. Meanwhile, investment and mortgage-backed securities held to maturity decreased by $1.29 million due to maturities and the Company's decision to invest in available for sale investments.

         The Company continues to experience loan growth. From September 30, 1996 to September 30, 1997 net loans receivable increased from $25.86 million to $28.64 million, representing an increase of $2.78 million or 10.8%. Residential real estate loans accounted for 65.5% of the growth while commercial real estate loans accounted for 25.5% of the growth. The remaining balance of the growth occurred in consumer and commercial loans.

         Deposits increased by $135,000 from $29.37 million at September 30, 1997 to $29.51 million at September 30, 1997. Interest-bearing checking accounts (NOW and money market checking) increased by $1.09 million while passbook and certificates of deposits declined by $858,000. Business checking showed a decline of $97,000 for the period.

         The Company continued to increase its level of borrowings from the FHLB of Seattle from $6.11 million at September 30, 1996 to $15.70 million at September 30, 1997. This represents an increase of $9.59 million. FHLB advances were primarily used to fund loan originations and to purchase investment and mortgage-backed securities available for sale. The Company utilizes FHLB advances to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the FHLB advances. The terms of the advances are generally matched with the purchased investments.

         Total stockholders' equity declined by $1.30 million from $15.51 million at September 30, 1996 to $14.21 million at September 30, 1997 primarily as a result of stock repurchases. After obtaining regulatory approval, the Company repurchased a total of 103,155 shares of its common stock in January and April of this year. The purchases totaled $1.36 million. In addition to these stock acquisitions, the Bank's restricted stock plan purchased an additional 42,320 shares of the Company's common stock for allocation. The stock plan was approved by stockholders at a special meeting held on October 2, 1996. Stockholders' equity was further reduced by cash dividends declared during fiscal year 1997. These dividends totaled $0.40 per share or $381,996.

Non-performing Assets

         Non-performing assets totaled $225,000 at September 30, 1997 or 0.38% of total assets compared to $32,000 at September 30, 1996 or 0.06% of total assets. Non-performing assets are primarily comprised of loans secured by residential real estate. Included in non-performing loans, is a $70,000 loan secured by a convenience/restaurant facility. At September 30, 1997, the Company did not have any repossessed properties.

Comparison of Results of Operations for the Years Ended September 30, 1997 and 1996

         Net Income. For the year ended September 30, 1997 the Company posted net income of $691,000 or $.73 per share compared to net income of $355,000 or $.36 per share for the year ended September 30, 1996. Net income was higher in 1997 than in 1996 due to several one-time charges that were taken in 1996. These charges included a one-time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") in the amount of $187,000 and approximately $63,000 in costs associated with the Bank's change in data processing providers. Excluding the assessment and data processing costs, net income of $520,000 would have been recognized in 1996. Net income was also higher in 1997 because average earning assets were higher in 1997 than in 1996 because the Company had full use of the net proceeds received from the Company's initial stock offering that was consummated in 1996; net proceeds were only available for deployment for half of fiscal 1996.

         Net Interest Income. Net interest income increased by $385,000 from $1.57 million for the year ended September 30, 1996 to $1.96 million for the year ended September 30, 1997. The increase in net interest income was primarily attributed to an increase in the ratio of interest earning assets to interest bearing liabilities. This ratio increased from 133.47% for the twelve month period ended September 30, 1996 to 136.86% for the same period in 1997. Also contributing to the increase in net interest income was an increase in the interest rate spread from 2.26% for the twelve month period ended September 30, 1996 to 2.32% for the twelve month period ended September 30, 1997.

         Interest Income. Total interest income increased by $666,000 from $3.27 million for the year ended September 30, 1996 to $3.94 million for the year ended September 30,1997. The increase in interest income was primarily caused by an increase in the volume of average interest earning assets from 1996 to 1997. For the twelve month period ended September 30, 1996, average interest earning assets totaled $44.23 million compared to $52.82 million for the same period in 1997. This increase in volume caused interest income to increase by $600,000 for the periods covered.

         An increase in the yield on average earning assets from 7.40% for the twelve month period ended September 30, 1996 to 7.46% for the same period in 1997 caused interest income to increase by approximately $28,000.

         Interest Expense. Interest expense increased by $281,000 from $1.70 million for the year ended September 30, 1997 to $1.98 million for the year ended 1997 primarily as a result of an increase in average FHLB advances. Such average advances increased from $4.84 million for the twelve month period ended September 30, 1996 to $10.09 million for the twelve month period ended September 30, 1997. This increase in volume caused interest expense to increase by $286,000. Meanwhile, average interest bearing deposits only increased by $198,000 for the periods covered contributing to a $10,000 increase in interest expense.

         A decline in the cost of interest bearing deposits from 5.08% for the twelve month period ended September 30, 1996 to 4.99% for the twelve month period ended September 30, 1997 helped reduce interest expense by approximately $26,000. A slight increase in the cost of FHLB advances from 5.44% in 1996 to 5.55% in 1997 accounted for a $5,000 increase in interest expense. The total cost of interest bearing liabilities of 5.14% was the same in both 1997 and 1996.

         Provision for Loan Losses. No provisions for loan losses were made in either 1997 or in 1996. In 1997, recoveries totaled $30,000 while charge-offs totaled $4,000. Loan recoveries were also greater than charge-offs in 1996 resulting in a net increase to loan loss reserves of $1,000. Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current and prospective economic conditions, and independent appraisals. Any increase or decrease in the provision for loan losses has a corresponding negative or positive effect on net income. At September 30, 1997, the allowance represented 1.04% of net loans receivable as compared to 1.06% of loans receivable at September 30, 1996.

         Assessment of the adequacy of the allowance for credit losses involves subjective judgments regarding future events, and thus, there can be no assurance that additional provisions for credit losses will not be required in future periods.

         Non-Interest Income. Non-interest income declined by $53,000 from $117,000 for the year ended September 30, 1996 to $74,000 for the year ended September 30, 1997 primarily due to a reduction in the gain on sale of investment securities and other real estate owned. In 1996, such gains totaled $44,000. Meanwhile in 1997, a net loss on the sale of investment securities of $10,000 was recognized while no other real estate owned sales occurred. There were no significant changes in the other components of non-interest income from 1996 to 1997.

         Non-Interest Expense. The Company experienced a $193,000 decline in non-interest expense from $1.18 million for the year ended September 30, 1996 to $989,000 for the year ended September 30, 1997. Non-interest expense was less in 1997 than in 1996 primarily due to certain one-time charges that were recognized in 1996. These charges comprised a $187,000 one-time special assessment to recapitalize the SAIF and a $34,000 charge from the Bank's prior data processor to de-convert the Bank's data. Also included in 1996's non-interest expenses were $29,000 in other costs associated with the Bank's change in data processing providers.

         Compensation and benefit expense was $86,000 higher in 1997 than in 1996 primarily as a result of costs associated with the Bank's Employee Stock Ownership Plan ("ESOP") and Management Stock Bonus Plan ("MSBP"). General pay increases in 1997 also caused compensation expense to increase.

         Insurance premiums paid to the Federal Deposit Insurance Corporation (the "FDIC") declined by $40,000 from $67,000 to the year ended September 30, 1996 to $27,000 for the year ended September 30, 1997 due to a drop in the premium charged by the FDIC. Also included in 1997's non-interest expense were $4,000 in losses resulting from the abandonment of obsolete equipment.

         Other operating expenses and advertising expense were $27,000 higher in 1997 than in 1996. Included in 1997 other operating expenses were costs associated with the preparation and mailing of documents for the Company's first annual meeting. These costs were not present in 1996.

         A significant amount of national attention has been directed at the possible problems that may occur with computer programs and data processing systems when they start utilizing the year 2000 in data fields. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and incorrectly calculate interest and delinquency dates. Rapid and accurate data processing is essential to the operations of the Company. Accordingly, the Company has adopted an action plan to identify all areas that may be affected by the change to the year 2000. Furthermore, the plan requires that each data processing and software provider be "certified" year 2000 compliant by December 31, 1998. The majority of the Company's data is processed by a third party service bureau. The service bureau of the Company has notified the Company that it will be year 2000 compliant by December 31, 1997. The balance of the Company's data processing and software providers have stated that they are or will be year 2000 compliant by December 31, 1998. If the Company's service bureau is unable to resolve this potential problem in time, the Company would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the financial condition and results of operation of the Company

         Income Taxes. The effective tax rates for 1997 and 1996 were 33.10% and 32.70%, respectively. There is no state income tax imposed on the Company.

Liquidity and Capital Resources

         The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short term borrowings. The required liquidity ratio currently is 5.0% and the Bank's liquidity ratio average was 13.14% at September 30, 1997 compared to 18.88% at September 30, 1996.

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

         During the years ended September 30, 1997 and 1996, the Bank had positive net cash flows of $731,000 and $444,000 from operating activities and $7.46 million and $13.55 million from financing activities, respectively. The Company, however, experienced negative net cash flows of $7.45 million and $13.81 million, respectively, from investing activities.

         The primary investing activities of the Bank are the origination of fixed-rate mortgages with maturities of less than 20 years and the purchase of investment securities. During fiscal 1997 and 1996, the Bank originated mortgage loans in the amounts of $10.01 million and $8.91 million, respectively. Reflected in 1996's investment and financing activities were the receipt and use of funds received from the stock offering that was consummated on March 29, 1996. The proceeds from the sale of stock along with additional borrowings from the FHLB of Seattle were used to fund such investment activities as the origination of loans and the purchase of investment securities available for sale. In 1997, the Company continued its practice of using FHLB advances to purchase investment securities available for sale.

         Net income, adjusted for the non-cash and non-operating items, was the primary source of cash flows from operating activities in both fiscal 1997 and 1996.

         During fiscal 1997 and 1996, investing activities used $7.45 million and $13.81 million, respectively, primarily to purchase investment securities and to fund the origination of loans. This use of cash was offset somewhat by maturities and calls of investment securities and the repayment of principal on loans.

         Changes in cash flows from financing activities during these periods have primarily been related to changes in deposits and borrowings, stock repurchases in 1997 as well as completion of the stock offering in 1996. The primary financing activities of the Bank are borrowing funds from the FHLB of Seattle and the attraction of deposits. During fiscal year 1997, deposits increased $135,000. The Bank also supplements its deposits with advances from the FHLB of Seattle to manage interest rate risks and to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the advances. During fiscal 1997, FHLB advances increased by $9.59 million. Additional FHLB advances were used to purchase investment securities and to fund loan originations. Generally, the cost of advances is greater than the cost of deposits.

         The Bank anticipates that it will have sufficient funds available to meet its current commitments. At September 30, 1997, the Bank had commitments to originate loans of $104,000. Certificates of deposit and State of Wyoming deposits which are scheduled to mature in less than one year at September 30, 1997 totalled $13.42 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.

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

         The Company's subsidiary, the Bank, is a traditional thrift that primarily originates and holds long-term home loans. These loans are primarily funded with short-term deposits. Because of this mismatch, the Bank's financial condition and results of operation may be adversely affected by a sudden and prolonged increase in interest rates. See also "- Asset/Liability and Interest Rate Risk."

KPMG Peat Marwick LLP
     1000 First Interstate
     401 N. 31st Street
     P.O. Box 7108
     Billings, MT  59103





                          Independent Auditors' Report
                          ----------------------------



The Board of Directors and Stockholders
Crazy Woman Creek Bancorp Incorporated:

We have audited the accompanying consolidated balance sheets of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                        KPMG Peat Marwick LLP


November 1, 1997
Billings, Montana



Member Firm of
Klyveld Peat Marwick Goerdeler

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                           Consolidated Balance Sheets

                           September 30, 1997 and 1996

                              Assets                                                  1997                 1996
                              ------                                           ---------------      ---------------

Cash and cash equivalents                                                     $      1,193,775              451,445
Interest bearing deposits                                                               99,000               99,000
Investment and mortgage-backed securities available-for-sale                        19,154,984           13,364,698
Investment and mortgage-backed securities held-to-maturity (estimated
     market value of $9,066,836 in 1997 and $10,180,716 in 1996)                     9,009,175           10,302,645
Stock in Federal Home Loan Bank of Seattle, at cost                                    801,500              399,900
Loans receivable, net                                                               28,636,220           25,858,760
Accrued interest receivable                                                            558,782              495,750
Premises and equipment, net                                                            443,323              502,055
Other assets                                                                            55,518               42,664
                                                                               ---------------      ---------------
                                                                              $     59,952,277           51,516,917
                                                                                ==============      ===============
               Liabilities and Stockholders' Equity
               ------------------------------------

Liabilities:
     Deposits                                                                 $     29,506,343           29,370,985
     Advances from Federal Home Loan Bank                                           15,700,000            6,113,438
     Advances from borrowers for taxes and insurance                                    54,388               53,427
     Federal income taxes payable                                                      155,103               14,953
     Deferred income taxes                                                             115,346               80,925
     Dividends payable                                                                  95,485              105,800
     Accrued expenses and other liabilities                                            115,273              269,381
                                                                                --------------      ---------------
              Total liabilities                                                     45,741,938           36,008,909

Stockholders' equity:
     Preferred stock, par value $.10 per share, 2,000,000 shares
         authorized; none issued and outstanding                                            -                    -
     Common stock, par value $.10 per share, 5,000,000 shares
         authorized; 1,058,000 issued                                                  105,800              105,800
     Additional paid-in capital                                                     10,041,629           10,027,393
     Unearned ESOP/MSBP shares                                                        (809,272)            (617,143)
     Retained earnings                                                               6,377,093            6,057,879
     Unrealized gain (loss) on securities available-for-sale, net                       77,007              (65,921)
     Treasury stock, shares at cost                                                 (1,581,918)                  -
                                                                                --------------      --------------
              Total stockholders' equity                                            14,210,339           15,508,008
                                                                                --------------      ---------------

                                                                              $     59,952,277           51,516,917
                                                                                ==============      ===============

See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                        Consolidated Statements of Income

                     Years ended September 30, 1997 and 1996

                                                                                      1997                 1996
                                                                                --------------       --------------
Interest income:
     Loans receivable                                                         $      2,277,142            2,043,167
     Mortgage-backed securities                                                        589,004              485,571
     Investment securities                                                           1,001,049              627,593
     Interest bearing deposits                                                           5,047               26,452
     Other                                                                              68,471               90,975
                                                                                --------------       --------------
              Total interest income                                                  3,940,713            3,273,758

Interest expense:
     Deposits                                                                        1,422,732            1,438,562
     Advances from Federal Home Loan Bank                                              560,672              263,155
                                                                                --------------       --------------
              Total interest expense                                                 1,983,404            1,701,717
                                                                                --------------       --------------

              Net interest income                                                    1,957,309            1,572,041
Provision for loan losses                                                                   -                    -
              Net interest income after provision for loan losses                    1,957,309            1,572,041
                                                                                --------------       --------------

Non-interest income:
     Customer service charges                                                           41,803               41,213
     Other operating income                                                             30,015               31,605
     Gain (loss) on sale of securities, net                                             (7,875)              30,198
     Gain on sale of other real estate owned                                                -                13,599
                                                                                --------------       --------------
              Total non-interest income                                                 63,943              116,615
                                                                                --------------       --------------

Non-interest expense:
     Compensation and benefits                                                         526,865              440,771
     Occupancy and equipment                                                           101,091              107,820
     FDIC/SAIF deposit insurance premiums                                               26,703               66,684
     Special assessment by the SAIF                                                         -               186,569
     Advertising                                                                        40,184               37,349
     Data processing services                                                           94,195              150,162
     Other                                                                             199,493              193,036
                                                                                --------------       --------------
              Total non-interest expense                                               988,531            1,182,391
                                                                                --------------       --------------

              Income before income taxes                                             1,032,721              506,265
Income tax expense                                                                     341,826              151,420
                                                                                --------------       --------------

              Net income                                                      $        690,895              354,845
                                                                                ==============       ==============

Net income per share                                                          $            .73                  .36
                                                                                ==============       ==============

Average common and common equivalent shares                                            942,515              995,143
                                                                                ==============       ==============


See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity

                     Years ended September 30, 1997 and 1996

                                                        Unearned                 Unrealized
                                          Additional      ESOP/                  Securities                   Total
                              Common        paid-in       MSBP       Retained       gain       Treasury   stockholder's
                               stock        capital      shares      earnings    (loss), net     stock       equity
                               -----        -------      ------      --------    -----------     -----       ------
Balances at September
30, 1995                    $      -            -             -      5,852,134       5,267            -      5,857,401

Net proceeds from
issuance of common stock       99,400    9,392,409            -            -            -             -      9,491,809

Common stock acquired
by ESOP                         6,400      633,600      (640,000)          -            -             -             -

ESOP shares committed
to be released                     -         1,384        22,857           -            -             -         24,241

Change in net
unrealized gain (loss)
on securities
available-for-sale                 -            -             -            -       (17,188)           -        (71,188)

Net income                         -            -             -       354,845           -             -        354,845

Cash dividends declared
($.15 per share)                   -            -             -      (149,100)          -             -       (149,100)
                              -------     --------    ----------     --------      -------     ---------   -----------

Balances at September
30, 1996                      105,800     10,027,393    (617,143)    6,057,879     (65,921)           -     15,508,008

Repurchase of common
stock                              -            -             -            -            -     (1,879,222)   (1,879,222)

MSBP shares granted                -            -       (297,304)          -            -        297,304            -

ESOP shares committed
to be released                     -        14,236        45,714           -            -             -         59,950

MSBP shares vested                 -            -         59,461           -            -             -         59,461

Change in net
unrealized gain (loss)
on securities
available-for-sale                 -            -             -            -       142,928            -        142,928

Net income                         -            -             -       690,895           -             -        690,895

Cash dividends declared
($.40 per share)                   -            -             -      (371,681)          -             -       (371,681)
                              -------   ----------    ----------   ----------      -------     ---------   -----------

Balance at September
30, 1997                    $ 105,800   10,041,629      (809,272)   6,377,093       77,007    (1,581,918)   14,210,339
                              =======   ==========    ==========   ==========      =======   ===========   ===========



See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                     Years ended September 30, 1997 and 1996

                                                                                        1997                 1996
                                                                                  --------------     ----------------
Cash flows from operating activities:
     Net income                                                                 $        690,895              354,845
     Adjustments to reconcile net income to net cash provided by operating activities:
         Amortization of:
              Premiums and discounts on securities held-to-maturity, net                   5,673                  358
              Premiums and discounts on securities available-for-sale, net                 7,822               (2,741)
         Federal Home Loan Bank stock dividend                                           (38,600)             (28,900)
         Depreciation                                                                     65,675               78,910
         Loss (gain) on sale of securities                                                 7,875              (30,198)
         Dividends reinvested                                                             (2,060)                  -
         Loss on sale of premises and equipment                                            3,542               21,097
         Gain on sale of other real estate owned                                              -               (13,599)
         ESOP shares committed to be released                                             59,950               24,241
         MSBP compensation expense                                                        59,461                   -
         Change in:
              Accrued interest receivable                                                (63,032)            (138,434)
              Other assets                                                               (12,854)              (9,222)
              Federal income taxes payable                                               140,150              (43,359)
              Deferred income taxes                                                      (39,208)              51,779
              Accrued expenses and other liabilities                                    (154,108)             178,737
                                                                                  --------------     ----------------
                  Net cash provided by operating activities                              731,181              443,514
                                                                                  --------------     ----------------

Cash flows from investing activities:
     Net change in interest bearing deposits                                                  -               594,000
     Purchases of securities available-for-sale                                      (17,384,000)         (12,444,335)
     Maturities of securities available-for-sale                                       5,627,186              206,385
     Sales of securities available-for-sale                                            6,169,448            1,006,339
     Purchases of securities held-to-maturity                                           (410,000)          (6,709,353)
     Maturities and calls of securities held-to-maturity                               1,697,797            6,382,304
     Purchase of FHLB stock                                                             (363,000)                  -
     Origination of loans receivable                                                 (10,005,257)          (8,907,000)
     Repayment of principal on loans receivable                                        7,227,797            6,054,180
     Purchases of premises and equipment                                                 (10,485)             (59,305)
     Proceeds from sale of other real estate owned                                            -                68,710
                                                                                  --------------     ----------------
                  Net cash used in investing activities                               (7,450,514)         (13,808,075)
                                                                                  --------------     ----------------

Cash flows from financing activities:
     Net change in deposits                                                              135,358            1,162,453
     Advances from Federal Home Loan Bank                                             14,800,000            5,400,000
     Repayment of advances from Federal Home Loan Bank                                (5,213,438)          (2,469,220)
     Net change in advances from borrowers for taxes and insurance                           961                6,368
     Sale of common stock, net of offering costs                                              -             9,491,809
     Repurchase of common stock                                                       (1,879,222)                  -
     Dividends paid to stockholders                                                     (381,996)             (43,300)
                                                                                  --------------     ----------------
                  Net cash provided by financing activities                            7,461,663           13,548,110
                                                                                  --------------     ----------------

Net increase in cash and cash equivalents                                                742,330              183,549

Cash and cash equivalents at beginning of year                                           451,445              267,896
                                                                                  --------------     ----------------

Cash and cash equivalents at end of year                                        $      1,193,775              451,445
                                                                                  ==============     ================

Cash paid during the year for:
     Interest                                                                   $      1,474,000            1,477,000
     Income taxes                                                                        241,000              143,000
                                                                                  ==============     ================

See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1997 and 1996



(1)    Summary of Significant Accounting Policies
       ------------------------------------------

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

       Significant accounting policies of the Bank not described elsewhere in the notes to the consolidated financial statements are described below.

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

       Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate, however, future additions to the allowance may be necessary based on changes in factors affecting the borrowers' ability to repay. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

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

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       Cash Equivalents
       ----------------

       For purposes of the statements of cash flows, the Bank considers all cash, daily interest demand deposits, and amounts due from banks to be cash equivalents.

       Investment and Mortgage-Backed Securities
       -----------------------------------------

       Investment and mortgage-backed securities available-for-sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value and unrealized gains and losses (net of related tax effects) are excluded from earnings and reported as a separate component of stockholders' equity. Investment securities and mortgage-backed securities, other than those designated as available-for-sale or trading, are comprised of debt securities for which the Bank has positive intent and ability to hold to maturity and are carried at cost. Management determines the appropriate classification of investment and mortgage-backed securities as either available-for-sale or held-to-maturity at the purchase date.

       The carrying value of debt securities is adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities. Upon realization, gains and losses from the sale of securities are included in earnings using the specific identification method.

       Stock in Federal Home Loan Bank
       -------------------------------

       Member institutions of the Federal Home Loan Bank (FHLB) System are required to hold common stock of its district FHLB according to predetermined formulas. FHLB provides a source of borrowed funds for its member institutions which are secured by this FHLB stock.

       Loans Receivable
       ----------------

       Loans receivable are stated at unpaid principal balances, less net deferred loan origination fees. Interest on loans is credited to income as earned. Accrued interest on loans that are contractually ninety days or more past due is generally charged off against income. Interest is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is reasonably assured, in which case the loan is returned to accrual status.

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

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

       The allowance for loan losses includes a reserve for losses on specific loans which are deemed to be impaired. Groups of small balance homogeneous loans (generally residential real estate and consumer loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Bank will be unable to collect, in a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. As such, the Bank's impaired loans are generally those loans currently reported as non-accrual. When a specific loan is determined to be impaired, the allowance for loan losses is increased through a charge to expense for the amount of the estimated impairment. For all loans secured by real estate, the amount of the impairment is generally measured based on the excess of the loan's balance over the value of the underlying collateral. The Bank generally recognizes interest income on impaired loans only to the extent that cash payments are received.

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

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

       Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date.

       Stock-Based Compensation
       ------------------------

       In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which was effective for the Bank beginning October 1, 1996. SFAS No. 123 defines a "fair value based method" of accounting for stock-based compensation whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. The FASB encourages all entities to adopt the fair value based method, however, it will allow entities to continue to use the "intrinsic value based method" prescribed by previous pronouncements for grants to employees. Under the intrinsic value based method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Entities electing to continue use of the intrinsic value method for grants to employees must make certain pro forma disclosures as if the fair value based method had been applied. Management has elected to follow the accounting requirements of previous pronouncements for grants to employees.

       Net Income Per Share
       --------------------

       Net income per common share is calculated by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period. Shares sold in the conversion from mutual to stock ownership on March 29, 1996 are assumed to have been outstanding for all of fiscal year 1996. Additionally, unallocated ESOP and unvested MSBP shares are excluded from the weighted average common shares outstanding calculation, while vested MSBP and allocated vested and committed to be released ESOP shares are considered to be outstanding.

       New Accounting Pronouncements
       -----------------------------

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

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       SFAS No. 125 generally requires the Bank recognize as separate assets the rights to service mortgage loans for others, whether the servicing rights are acquired through purchases or loan originations. SFAS No. 125 also specifies that financial assets subject to prepayment, including loans that can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment, be measured like debt securities available-for-sale or trading securities under SFAS No. 115. The Bank adopted the provisions of SFAS No. 125 on January 1, 1997, and adoption did not have a material effect on the financial position or results of operations of the Bank.

(2)    Investment and Mortgage-Backed Securities Available-for-Sale
       ------------------------------------------------------------

       The amortized cost, unrealized gains and losses, and estimated fair values of investment and mortgage-backed securities available-for-sale at September 30 are summarized as follows:

                                                                     Gross              Gross             Estimated
                                                 Amortized        Unrealized         Unrealized             Fair
                1997                               Cost              Gains             Losses               Value
                ----                           -------------     ------------       -------------        ------------

           U.S. Agency obligations        $      11,501,113           56,109             (5,776)           11,551,446
           Mortgage-backed securities             6,935,884           20,076            (12,324)            6,943,636
           Mutual funds                             601,310           58,592                 -                659,902
                                            ---------------      -----------        -----------        --------------

                                          $      19,038,307          134,777            (18,100)           19,154,984
                                            ===============      ===========        ===========        ==============


                                                                     Gross              Gross             Estimated
                                                 Amortized        Unrealized         Unrealized             Fair
                1996                               Cost              Gains             Losses               Value
                ----                           -------------     ------------       -------------        ------------
           U.S. Agency obligations        $       7,849,767           13,934            (27,699)            7,836,002
           Mortgage-backed securities             5,614,811               -             (86,115)            5,528,696
                                            ---------------      -----------        -----------        --------------

                                          $      13,464,578           13,934           (113,814)           13,364,698
                                            ===============      ===========        ===========        ==============

       A comparison of the amortized cost and estimated fair values of investment and mortgage-backed securities available-for-sale by maturity at September 30, 1997 (other than equity securities) is as follows:

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                                                                                                         Estimated
                                                                                    Amortized              Fair
                                                                                      Cost                 Value
                                                                                --------------      ---------------

           Due within one year                                                $      9,367,322            9,398,939
           Due after one year through five years                                     5,159,535            5,182,724
           Due after five years through ten years                                    3,910,140            3,913,419
                                                                                --------------      ---------------

                                                                              $     18,436,997           18,495,082
                                                                                ==============      ===============

       Mortgage-backed securities are included in the above maturity schedule based on current estimates of their expected average lives.

       Gross realized gains and losses on the sale of investment and mortgage-backed securities available-for-sale were $2,481 and $10,356, respectively, during the year ended September 30, 1997. Gross realized gains on the sale of investment and mortgage-backed securities available-for-sale were $8,628 during the year ended September 30, 1996.

(3)    Investment and Mortgage-Backed Securities Held-to-Maturity
       ----------------------------------------------------------

       The amortized cost, unrealized gains and losses, and estimated fair values of investment and mortgage-backed securities held-to-maturity at September 30 are summarized as follows:

                                                                     Gross              Gross             Estimated
                                                 Amortized        Unrealized         Unrealized             Fair
                1997                               Cost              Gains             Losses               Value
                ----                           -------------     ------------        ------------        ------------

       U.S. Agency obligations             $       4,742,420           8,178             (22,416)           4,728,182
       Municipal securities                          622,609           6,024                (658)             627,975
       Mortgage-backed securities:
           FNMA certificates                         722,409          19,363                  -               741,772
           GNMA certificates                       1,392,151          37,731                  -             1,429,882
           FHLMC certificates                      1,529,586          10,392                (953)           1,539,025
                                             ---------------     -----------        ------------       --------------
                                                   3,644,146          67,486                (953)           3,710,679
                                             ---------------     -----------        ------------       --------------

                                           $       9,009,175          81,688             (24,027)           9,066,836
                                             ===============     ===========        ============       ==============

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                                                                     Gross              Gross             Estimated
                                                Amortized         Unrealized         Unrealized             Fair
                1996                              Cost               Gains             Losses               Value
                ----                         --------------      ------------        ------------        --------

       U.S. Agency obligations             $       5,751,062           6,679            (132,508)           5,625,233
       Municipal securities                          223,250           4,602                (282)             227,570
       Other                                         109,624           1,500                  -               111,124
       Mortgage-backed securities:
           FNMA certificates                         775,016           9,813                  -               784,829
           GNMA certificates                       1,694,666          11,885              (7,118)           1,699,433
           FHLMC certificates                      1,749,027           8,073             (24,573)           1,732,527
                                             ---------------     -----------        ------------       --------------
                                                   4,218,709          29,771             (31,691)           4,216,789
                                             ---------------     -----------        ------------       --------------

                                           $      10,302,645          42,552            (164,481)          10,180,716
                                             ===============     ===========        ============       ==============

       A comparison of the amortized cost and estimated fair values of investment and mortgage-backed securities held-to-maturity by maturity at September 30, 1997 is as follows:

                                                                                                         Estimated
                                                                                    Amortized              Fair
                                                                                      Cost                 Value
                                                                                --------------      ---------------

           Due within one year                                                $      1,240,000            1,249,769
           Due after one year through five years                                     4,406,356            4,400,084
           Due after five years through ten years                                    3,362,819            3,416,983
                                                                                --------------      ---------------

                                                                              $      9,009,175            9,066,836
                                                                                ==============      ===============

       Mortgage-backed securities are included in the above maturity schedule based on current estimates of their expected average lives.

       No gains or losses were realized on the sale of investment and mortgage-backed securities held-to-maturity during the year ended September 30, 1997. Gross gains of $21,570 and no losses were realized on the sale of investment and mortgage-backed securities held-to-maturity during the year ended September 30, 1996. Amortized cost of the securities sold in fiscal 1997 and 1996 was approximately $650,000 and $651,000, respectively. Such sales were appropriately considered maturities for purposes of classification on the statements of cash flows.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



(4)    Loans Receivable, Net
       ---------------------

       Net loans receivable at September 30 are summarized as follows:
                                                                                      1997                 1996
                                                                              ----------------     ----------------
           Real estate mortgage loans, including commercial real
                estate                                                      $       24,434,691           22,218,028
           Consumer loans                                                            1,695,977            1,524,451
           Home equity loans                                                         1,652,850            1,316,976
           Agricultural loans                                                          798,580              701,298
           Commercial loans                                                            282,189               86,586
           Savings account and other loans                                             319,837              516,812
                                                                              ----------------     ----------------
                                                                                    29,184,124           26,364,151
           Less:
                Loans in process                                                        95,214               84,815
                Allowance for loan losses                                              302,079              275,588
                Net deferred loan origination fees                                     150,611              144,988
                                                                              ----------------     ----------------

                                                                            $       28,636,220           25,858,760
                                                                              ================     ================

       Adjustable rate mortgages included in the loans receivable balance above were approximately $217,000 and $177,000 at September 30, 1997 and 1996, respectively.

       The weighted average stated interest rate of loans receivable at September 30, 1997 and 1996 was 8.11% and 8.05%, respectively. The average yield on loans receivable, including amortization of unearned discounts and deferred loan origination fees, was 8.22% and 8.01% for the years ended September 30, 1997 and 1996, respectively.

       Real estate loans serviced for others were approximately $77,000 and $81,000 at September 30, 1997 and 1996, respectively.

       First mortgage loans pledged as collateral for public funds or for other funds on deposit with the Bank approximated $5,098,000 and $4,787,000 at September 30, 1997 and 1996, respectively.

       A summary of activity in the allowance for loan losses is as follows:

                                                                                      1997                 1996
                                                                                -------------          -----------

           Balance at beginning of year                                         $     275,588              275,266
           Losses charged against the allowance                                        (4,108)             (11,584)
           Recoveries of amounts previously charged off                                30,599               11,906
                                                                                  -----------          -----------

           Balance at end of year                                               $     302,079              275,588
                                                                                  ===========          ===========


              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



       Renegotiated   loans  for  which   interest  has  been  reduced   totaled
       approximately $52,000 and $55,000 at September 30, 1997 and 1996, respectively. The resulting impact on interest income is nominal.

       The Bank is not committed to lend additional funds to debtors whose loans have been modified. The Bank's impaired loans, which include those loans currently reported as nonaccrual, amounted to approximately $225,000 and $32,000 at September 30, 1997 and 1996, respectively, and were not subject to a specific allowance for loan losses because of the estimated net realizable value of loan collateral, guarantees and other factors.

(5)    Accrued Interest Receivable
       ---------------------------

       Accrued interest receivable at September 30 is summarized as follows:

                                                                                      1997                 1996
                                                                                --------------       -------------

           Investment securities                                                 $     285,597             257,790
           Mortgage-backed securities                                                   56,088              52,287
           Loans receivable                                                            217,097             185,673
                                                                                   -----------        ------------

                                                                                 $     558,782             495,750
                                                                                   ===========        ============

(6)    Premises and Equipment
       ----------------------

       Premises and equipment at September 30 are summarized as follows:

                                                                                      1997                 1996
                                                                                  ------------       -------------

           Land and building                                                    $      507,395             507,395
           Furniture, fixtures and equipment                                           418,048             465,028
                                                                                  ------------       -------------
                                                                                       925,443             972,423
           Less accumulated depreciation                                               482,120             470,368
                                                                                  ------------       -------------

                                                                                $      443,323             502,055
                                                                                  ============       =============

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



(7)    Deposits
       --------

       Deposits at September 30 are summarized as follows:

                                          1997
                                        Weighted                        1997                           1996
                                         average             --------------------------      ------------------------
                                          rate                 Amount          Percent        Amount         Percent
                                          ----                 ------          -------        ------         -------
       Certificates of deposit,
           by interest rate         4.01  to  5.00%        $        225,789        .8%    $      2,123,194        7.2%
                                    5.01  to  6.00               14,248,859      48.3           14,450,989       49.2
                                    6.01  to  7.00                3,980,021      13.5            2,515,333        8.6
                                    7.01  to  8.00                  127,434        .4              232,932         .8
                                                             --------------  --------       --------------  ---------
                                                                 18,582,103      63.0           19,322,448       65.8
                                                             --------------  --------       --------------  ---------
       NOW accounts and MMDA        3.00 to   4.75                7,213,639      24.4            6,219,911       21.2
       Passbook savings             3.75  to  3.92                3,710,601      12.6            3,828,626       13.0
                                                             --------------  --------       --------------  ---------

                Total deposits             4.99%           $     29,506,343     100.0%    $     29,370,985      100.0%
                                                             ==============  ========       ==============  =========

       Certificates of deposit and savings accounts of $100,000 or greater were approximately $4,700,000 and $5,040,000 at September 30, 1997 and 1996,
       respectively.

       Certificates of deposit at September 30, 1997 are scheduled to mature as follows:

           Due in:
                One year or less                                              $     13,419,866
                Greater than one year through three years                            5,003,110
                Greater than three years through five years                            159,127
                                                                               ---------------

                                                                              $     18,582,103
                                                                               ===============

       Interest expense on deposits for the years ended September 30 is summarized as follows:

                                                                                      1997                1996
                                                                                -------------       -------------

           Certificates of deposit and savings                                $     1,174,685           1,223,577
           NOW accounts                                                               248,047             214,985

                                                                              $     1,422,732           1,438,562
                                                                                =============       =============

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



(8)    Advances From Federal Home Loan Bank
       ------------------------------------

       Advances from Federal Home Loan Bank at September 30 are summarized as follows:

                                                                                     1997                1996
                                                                                ---------------     --------------

           5.63% to 6.38% Fixed Rate Advances, interest payable
                monthly                                                         $ 14,700,000             6,000,000
           5.39% Putable Advance, put option exercisable quarterly,
                interest payable monthly, through June 2002                        1,000,000                     -
           4.36% Amortizing Advance, paid in 1997                                          -               113,438
                                                                                -------------       --------------

                                                                              $    15,700,000           6,113,438
                                                                                =============       =============

       At September 30, 1997, the Bank had a Cash Management Advance note with a maximum allowable advance of $2,697,000 maturing on May 29, 1998. There was no outstanding balance as of September 30, 1997 or advances during the year then ended.

       Principal payments on advances from Federal Home Loan Bank subsequent to September 30, 1997 are as follows:

                      Year ending
                     September 30,                                  Amount
                     -------------                                  ------

                         1998                                 $     13,700,000
                         1999                                        1,600,000
                         2000                                          400,000
                                                                --------------

                                                              $     15,700,000
                                                              ================

       The advances are subject to a "blanket pledge agreement" whereby substantially all assets of the Bank are pledged to the Federal Home Loan Bank.

(9)    Income Taxes
       ------------

       U.S. Federal income tax expense for the year ended September 30 consists of:

                                                                                    1997                 1996
                                                                                ------------         -----------

           Current                                                             $     381,034              99,641
           Deferred                                                                  (39,208)             51,779
                                                                                 -----------         -----------

                Total                                                          $     341,826             151,420
                                                                                 ===========         ===========

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



       Income tax expense for the year ended September 30 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as a result of the following:

                                                                                     1997                 1996
                                                                                -------------        --------------

           Computed "expected" tax expense                                      $     351,125              172,130
           Decrease resulting from tax exempt interest                                 (9,669)              (7,359)
           Other                                                                          370              (13,351)
                                                                                  -----------        -------------

                                                                                $     341,826              151,420
                                                                                  ===========        =============


       Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax liability at September 30 relate to the following:

                                                                                     1997                 1996
                                                                                --------------       -------------
           Deferred tax assets:
                Deferred loan fees                                              $       26,514              30,904
                Allowance for loan losses                                              102,707              93,700
                Available-for-sale securities                                               -               33,959
                                                                                  ------------       -------------
                    Gross deferred tax assets                                          129,221             158,563
                                                                                  ------------       -------------

           Deferred tax liabilities:
                FHLB stock dividends                                                   149,090             135,966
                Tax bad reserve in excess of base year amount                           52,665              83,731
                Prepaid deposit insurance premium                                        3,142              11,461
                Available-for-sale securities                                           39,670                  -
                Other                                                                       -                8,330
                                                                                  ------------       -------------
                    Gross deferred tax liabilities                                     244,567             239,488
                                                                                  ------------       -------------

                    Net deferred tax liability                                  $      115,346              80,925
                                                                                  ============       =============

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, at September 30, 1997 management believes it is more likely than not that the Bank will realize the benefits of these deductible differences.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements




       In prior years, the Bank was allowed a special bad debt deduction for income tax purposes based on a percentage of taxable income. The percentage of income bad debt deduction was eliminated beginning January 1, 1996.

       Retained earnings at September 30, 1997 includes approximately $398,000 which is essentially income offset by percentage of income bad debt deductions for income tax purposes prior to 1988 (the "Base Year Reserve"). This amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that the amount will be reduced and thereby result in taxable income in the foreseeable future. Under current tax regulations, management does not foresee any changes in its business or operations which would result in a recapture of the Base Year Reserve into taxable income.

       A deferred tax liability has been recognized by the Bank for the amount of the tax bad debt reserve in excess of the Base Year Reserve. The August 1996 tax legislation also requires this excess to be recaptured and included in taxable income over a six year period.

(10)   Employee Benefit Plans
       ----------------------

       Retirement Plan. The Bank has a non-contributory defined contribution retirement plan for all eligible employees. The retirement plan provides for a discretionary Bank contribution. Total pension expense for the year ended September 30, 1996 was approximately $29,000. The Bank elected to make no contribution to the retirement plan during the year ended September 30, 1997.

       Employee Stock Ownership Plan (ESOP). Effective January 1, 1996 the Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 64,000 shares of the Holding Company's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $640,000 from the Holding Company to fund the purchase, evidenced by a note receivable recorded by the Holding Company and secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments of approximately $11,400, bearing interest at prime (8.50% and 8.25% at September 30, 1997 and 1996, respectively), maturing February 2010. Contributions of cash or common stock are made from BFSB to the ESOP the form of which is at the discretion of the Board of Directors. For financial reporting purposes, the unearned ESOP compensation is classified as a reduction of consolidated stockholders' equity and amounts paid to the Holding Company for interest have been eliminated in consolidation.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



       The Bank records compensation expense equal to the fair value of shares at the date such shares are committed to be released. Shares are committed to be released on straight-line basis over the term of the note receivable recorded by the Holding Company. Shares committed to be released are allocated to participant accounts after the end of each fiscal year. For the years ended September 30, 1997 and 1996, ESOP principal and interest payments of approximately $96,000 and $49,000, respectively, were funded by Bank contributions of approximately $70,000 and $39,000, respectively, to the ESOP. The remainder of the ESOP payments was funded by dividends on both allocated and unallocated ESOP shares. At September 30, 1997 and 1996, 4,571 and 2,286 shares, respectively, were committed to be released to participant accounts and the fair value of the remaining shares to be released in future years was approximately $606,000. The Bank recognized compensation expense relating to the ESOP of $59,950 and $24,241 during the years ended September 30, 1997 and 1996, respectively.

       Management Stock Bonus Plan (MSBP). On October 2, 1996, the Board of Directors approved the MSBP. The terms of the MSBP provide for the award of up to 42,320 shares of common stock to certain officers and directors. Deferred compensation is recorded at the date of the stock award based on the fair value of the shares granted. Vesting in the grant occurs in five equal, annual installments and the related deferred compensation is expensed over the same period. For financial reporting purposes the unearned deferred compensation balance is classified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. During the year ended September 30, 1997, BFSB purchased 42,320 shares for the MSBP. On October 2, 1996, 24,122 shares were granted to officers and directors. BFSB recognized compensation expense for the MSBP of $59,461 for the year ended September 30, 1997.

       Stock Option Plan. On October 2, 1996, the Board of Directors approved the Stock Option Plan ("Stock Option Plan"). The terms of the Stock Plan provide for the granting of up to 105,800 shares of common stock to certain officers and directors. The Stock Option Plan provides for the granting of both incentive and non-incentive stock options. The terms of the options may not exceed 10 years from the date the options are granted. Incentive stock options granted to stockholders with more than 10% of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 110% of the fair market value at the grant date, and the term of the option may not exceed 5 years from the date of the grant.

       In October 1996, the Bank granted options to acquire 74,060 common shares at an exercise price per share of $11.75. At September 30, 1997, all of these options were outstanding and none were exercisable. The options expire October 2006.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



       The per share weighted-average fair value of stock options granted during 1997 was $2.05, determined on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 4%, risk-free interest rate of 6.10%, volatility of .13, and an expected life of 10 years.

       The Bank applies the provisions of Accounting Principles Bulletin Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Bank determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Bank's net income and net income per share for the year ended September 30, 1997 would have been as follows:


           Net income:     As reported                       $     690,895
                           Pro forma                               665,121
                                                               ===========

           Earnings per share:      As reported              $         .73
                                    Pro forma                          .71
                                                               ===========

(11)   Regulatory Capital
       ------------------

       BFSB is required to meet three OTS capital requirements: a tangible capital requirement equal to not less than 1.5% of tangible assets (as defined in the regulations), a core capital requirement, comprised of tangible capital adjusted for supervisory goodwill and other defined factors, equal to not less than 3% of tangible assets, and a risk-based capital requirement equal to at least 8% of all risk-weighted assets. For risk-weighting, selected assets are given a risk assignment of 0% to 100%. The Bank's total risk-weighted assets at September 30, 1997 were approximately $24,347,000.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



       The following table presents, as of September 30, 1997, the extent to which BFSB exceeds in dollars and in percent, the three minimum capital requirements.


                                                                                 Regulatory Basis
                                                                          (dollars rounded to thousands)
                                                                          ------------------------------
                                                                                          1997
                                                                                       approximate
                                                                   Actual              requirement           Excess
                                                                   ------              -----------           ------
           Tangible capital:
                Dollar amount                               $         10,794                 889               9,905
                Percent of tangible assets                              18.2%                1.5%              16.7%
           Core capital:
                Dollar amount                               $         10,794               1,777               9,017
                Percent of adjusted tangible assets                     18.2%                3.0%              15.2%
           Risk-based capital:
                Dollar amount                               $         11,096               1,948               9,148
                Percent of risk-weighted assets                         45.6%                8.0%              37.6%


                                                                                 Regulatory Basis
                                                                          (dollars rounded to thousands)
                                                                          ------------------------------
                                                                                          1996
                                                                                       approximate
                                                                   Actual              requirement           Excess
                                                                   ------              -----------           ------
           Tangible capital:
                Dollar amount                               $         10,589                 774               9,815
                Percent of tangible assets                              20.5%                1.5%              19.0%
           Core capital:
                Dollar amount                               $         10,589               1,548               9,041
                Percent of adjusted tangible assets                     20.5%                3.0%              17.5%
           Risk-based capital:
                Dollar amount                               $         10,847               1,655               9,192
                Percent of risk-weighted assets                         52.4%                8.0%              44.4%

       Failure to comply with applicable regulatory capital requirements can result in capital directives from the director of the OTS, restrictions on growth, and other limitations on a savings bank's operations.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



       Consolidated stockholders' equity differs from BFSB's tangible, core, and risk-based capital at September 30 as a result of the following (dollars rounded to thousands):

                                                                                     1997                 1996
                                                                                --------------      ---------------
           Consolidated stockholders' equity                                  $     14,210,000           15,508,000
                Less Holding Company assets                                          3,378,000            4,985,000
                                                                                --------------      ---------------
                    BFSB capital                                                    10,832,000           10,523,000
                Unrealized (gain) loss on securities
                    available-for-sale, net                                            (38,000)              66,000
                                                                                --------------      ---------------

           Tangible and core capital                                                10,794,000           10,589,000

           Allowance for loan losses (limited to 1.25% of
                risk-weighted assets)                                                  302,000              258,000
                                                                                --------------      ---------------

                         Risk-based capital                                   $     11,096,000           10,847,000
                                                                                ==============      ===============

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

       Financial instruments outstanding at September 30, 1997 whose contract amounts represent credit risk are fixed-rate commitments to extend credit totaling approximately $104,000.

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

(13)   Commitments and Contingencies
       -----------------------------

       Special Assessment by the SAIF. The deposits of BFSB are insured by the Savings Association Insurance Fund ("SAIF"), one of two funds administered by the Federal Deposit Insurance Corporation ("FDIC"). BFSB previously paid premiums of approximately 0.23% of certain deposits. On September 30, 1996, the Deposit Insurance Funds Act of 1996 was signed, which authorized the FDIC to impose a special assessment on certain deposits held by thrift institutions. This special assessment, which was based on $.657 per $100 of outstanding thrift deposits at March 31, 1995, is intended to recapitalize the SAIF. The special assessment resulted in an additional expense of approximately $187,000 and a related tax benefit of approximately $63,000 which were recorded by the Bank on September 30, 1996. The assessment was paid in November 1996.

       Severance Agreements. Effective April 1996 the Bank entered into severance agreements with its executive officers. Such agreements have a term of three years and provide for payments to be made to the officers equal to three times average salary for the previous five years, in the event the Bank experiences a change in control. A change in control is defined as (1) a sale of more than 25% of the assets of BFSB or the Holding Company; (2) any merger or recapitalization whereby BFSB or the Holding Company is not the surviving entity; (3) a change in control as determined by the OTS; or (4) acquisition directly or indirectly of 25% or more of the voting stock of BFSB or the Holding Company by an individual, entity or group. The agreements were extended for an additional year in April 1997.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



(14)   Disclosures About Fair Value of Financial Instruments
       -----------------------------------------------------

       The following disclosures of fair value information about financial instruments are presented, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot always be substantiated by comparison to independent markets and, in certain cases, could not be realized in immediate settlement of the instrument. These disclosures exclude certain financial instruments and all nonfinancial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

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

            Deposits. The fair value of deposits with no stated maturity, such as savings accounts, NOW accounts, and money market accounts, is
            equal  to  the  amount   payable  on  demand.   The  fair  value  of
            certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates offered as of each year end for deposits of similar maturities.

            Advances from Federal Home Loan Bank. The fair value of the fixed rate long-term advances is calculated by discounting scheduled payments using the Bank's FHLB long-term borrowing rates as of each year end.

            Accrued Expenses and Other Liabilities. The fair value of accrued expenses and other liabilities approximates carrying value as the amounts accrued will be paid in the near-term.

           Commitments to Extend Credit. The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar arrangements. The commitments to extend credit are fixed rate loans. No fair value adjustment for interest rates is necessary as the stated rates do not differ materially from market rates at each year end.

           Limitations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



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

       The approximate book value and fair value of the Company's financial instruments as of September 30 are as follows:

                                                                1997                               1996
                                                   -------------------------------    -------------------------------
                                                        Book             Fair              Book             Fair
                                                        value            value             value            value
                                                        -----            -----             -----            -----
           Assets:
                Cash and cash equivalents        $     1,194,000         1,194,000          451,000           451,000
                Interest-bearing deposits                 99,000            99,000           99,000            99,000
                Investment and mortgage-backed
                    securities
                    available-for-sale                19,155,000        19,155,000       13,365,000        13,365,000
                Investment and mortgage-backed
                    securities held-to-maturity        9,009,000         9,067,000       10,303,000        10,181,000
                Stock in Federal Home Loan Bank          802,000           802,000          400,000           400,000
                Loans receivable, net                 28,636,000        28,997,000       25,859,000        25,869,000
                Accrued interest receivable              559,000           559,000          496,000           496,000

           Liabilities:
                Deposits                         $    29,506,000        29,514,000       29,371,000        29,356,000
                Advances from Federal Home Loan
                    Bank                              15,700,000        15,685,000        6,113,000         6,107,000
                Accrued expenses and other
                    liabilities                          115,000           115,000          269,000           269,000
           Off-balance-sheet items:
                Commitments to extend credit                  -              4,000               -              6,150
                                                   =============     =============    =============    ==============

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



(15)   Holding Company Information (Condensed)
       ---------------------------------------

       The summarized financial information for Crazy Woman Creek Bancorp Incorporated as of September 30 and for the years then ended is presented below. Intercompany balances and transactions are noted parenthetically.

       Condensed Balance Sheet

                                   Assets                                             1997                1996
                                   ------                                       ---------------     ---------------

           Cash (NOW account with BFSB)                                         $        89,864              54,233
           Investment in subsidiary                                                  11,056,696          10,523,032
           Loan to BFSB                                                               2,174,000           4,424,000
           Loan to ESOP                                                                 571,429             617,143
           Investments available-for-sale mutual funds                                  659,902                  -
           Other assets                                                                   1,333                  -
                                                                                  -------------      -------------

                         Total assets                                           $    14,553,224          15,618,408
                                                                                  =============      ==============

                    Liabilities and Stockholders' Equity
                    ------------------------------------

           Income taxes payable                                                 $         1,200               4,600
           Deferred tax liability                                                        19,921                  -
           Dividends payable                                                             95,485             105,800
           Other liabilities                                                              2,000                  -
           Stockholders' equity:
                Common stock                                                            105,800             105,800
                Additional paid-in capital                                           10,041,629          10,027,393
                Unearned ESOP/MSBP shares                                              (809,272)           (617,143)
                Retained earnings                                                     6,377,093           6,057,879
                Unrealized gain (loss) on securities available-for-sale, net             77,007             (65,921)
                Treasury stock                                                       (1,357,639)                 -
                                                                                  -------------      -------------
                    Total stockholders' equity                                       14,434,618          15,508,008
                                                                                  -------------      --------------

                    Total liabilities and stockholders' equity                  $    14,553,224          15,618,408
                                                                                  =============      ==============

       Condensed Statement of Income

           Dividends on mutual funds                                            $       2,060                 -
           Interest income (ESOP loan and loan to BFSB)                               245,041            159,235
           Management fee to BFSB                                                     (27,600)            (2,300)
           Other operating expenses                                                   (54,208)           (39,363)
                                                                                   ----------          ---------
                Income before equity in undistributed earnings of
                    subsidiary and income taxes                                       165,293            117,572
           Equity in undistributed earnings of subsidiary                             581,702            277,073
                                                                                   ----------          ---------
                Income before income taxes                                            746,995            394,645
           Income taxes                                                                56,100             39,800
                                                                                   ----------          ---------

                Net income                                                      $     690,895            354,845
                                                                                   ==========          =========

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



       Condensed Statement of Cash Flows                                                1997                1996
                                                                                 --------------      --------------

           Net income                                                           $       690,895             354,845
           Adjustments to reconcile net income to net cash provided by operating activities:
                    Equity in undistributed earnings of subsidiary                     (581,702)           (277,073)
                    Dividends reinvested                                                 (2,060)                 -
                    Increase (decrease) in income taxes payable                          (3,400)              4,600
                    Increase in other liabilities                                         2,000                  -
                    Increase on other assets                                             (1,333)                 -
                                                                                  -------------      -------------
                         Net cash provided by operating activities                      104,400              82,372
                                                                                  -------------      --------------

           Cash flows from investing activities:
                Loan to BFSB                                                                 -           (4,424,000)
                Principal payments on loan to BFSB                                    2,250,000                  -
                Principal payments on ESOP note receivable                               45,714              13,257
                Investment in BFSB                                                           -           (5,065,905)

                Contribution to BFSB                                                    (25,598)                 -
                Investment in mutual funds                                             (599,250)                 -
                         Net cash provided by (used in) investing
                             activities                                               1,670,866          (9,476,648)
                                                                                  -------------      --------------

           Cash flows from financing activities:
                Sale of common stock, net of offering costs                                  -            9,491,809
                Repurchase of common stock                                           (1,357,639)                 -
                Cash dividends paid                                                    (381,996)            (43,300)
                         Net cash provided by (used in) financing
                             activities                                              (1,739,635)          9,448,509
                                                                                  -------------      --------------

           Net increase in cash                                                          35,631              54,233

           Cash at beginning of year                                                     54,233                  -

           Cash at end of year                                                  $        89,864              54,233
                                                                                  =============      ==============


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

                                   Form 10-KSB

Crazy Woman Creek Bancorp Incorporated's Annual Report for the year ended September 30, 1997 filed with the Securities and Exchange Commission on Form 10-KSB, excluding exhibits, is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call the Corporate Secretary at the Company's Corporate Office in Buffalo, Wyoming. The Annual Meeting of Stockholders will be held on January 21, 1998 at 3:00 p.m. at the Company's main office located at 106 Fort Street, Buffalo, Wyoming.