Form 10KSB40, Exhibit 13
period 1998-09-30
CRAZY WOMAN CREEK BANCORP INC
filed 1998-12-28
CIK 1005119

EXHIBIT 13

                            CRAZY WOMAN CREEK BANCORP
                                  INCORPORATED
                            -------------------------



                               1998 ANNUAL REPORT

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
                               1998 ANNUAL REPORT


--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------



Letter to Stockholders.............................................   1

Corporate Profile and Stock Market Information.....................   2

Financial Highlights...............................................   3

Management's Discussion and Analysis of
  Financial Condition and Results of Operations....................   4

Independent Auditors' Report  .....................................  12

Consolidated Balance Sheets........................................  13

Consolidated Statements of Income..................................  14

Consolidated Statements of Stockholders' Equity....................  15

Consolidated Statements of Cash Flows..............................  16

Notes to Consolidated Financial Statements.........................  17

                     [CRAZY WOMAN CREEK BANCORP LETTERHEAD]






To Our Stockholders:



I am proud to present our third annual report after the completion of our mutual to stock conversion in 1996. Since the conversion, the officers, directors, and staff have been dedicated to achieving goals leading to the enhancement of shareholder value. The continued payment of dividends and an additional repurchase of 5% of the outstanding shares are examples of the Board and management's efforts to enhance returns.

The goals set by management for fiscal year 1998 included increasing deposits and loan originations. Both goals were reached. An addition of $3.40 million in deposits represents a 12% increase. Our loan portfolio increased from $28.64 million to $29.99 million. Net earnings for the fiscal year ending September 30, 1998 were $712,400 compared to $690,895 in fiscal 1997. Total assets were $62.15 million compared to $59.95 million at the end of fiscal year 1997. Basic earnings per share was $.79 at the end of the fiscal year.

During fiscal year 1998, a concentrated effort by the Board and management has occurred to stay on schedule and to be technologically prepared in response to the Year 2000 date change. Testing during 1998 on the main system server has been successful, and total compliance is expected by June 30, 1999.

The officers and directors of Crazy Woman Creek Bancorp Incorporated are looking forward to the challenges that will be presented during fiscal year 1999. In addition to issues relating to the Year 2000, the industry is experiencing the prospects of declining interest margins, lower income levels, and the continued slowing of the world economy. The focus of management will be to continue increasing loan originations and growing deposits. The development of products and services will continue to be emphasized to benefit our customers and serve the financial needs of the community.

I wish to personally invite all stockholders to our annual meeting that is scheduled on January 20th at 3:00 P.M. at our office in Buffalo, Wyoming.

Sincerely,


/s/Deane D. Bjerke
------------------
Deane D. Bjerke
President

                     CRAZY WOMAN CREEK BANCORP INCORPORATED

Corporate Profile

Crazy Woman Creek Bancorp Incorporated (the "Company") is the parent company of Buffalo Federal Savings Bank ("Buffalo Federal" or the "Bank"). The Company is a savings and loan holding company which, under existing laws, is not restricted in the types of activities in which it can engage. At the present time, since the Company does not conduct any significant business, the Company does not intend to employ any persons other than officers but utilizes the support staff and facilities of the Bank from time to time.

Buffalo Federal is a federally-chartered stock savings bank headquartered in Buffalo, Wyoming, which was originally chartered in 1932 under the name "Buffalo Building and Loan Association." Deposits are insured up to the maximum allowable by federal law. The Bank is a community oriented savings institution offering a variety of financial services to meet the needs of the communities that it serves. Buffalo Federal conducts its business from its office in Buffalo, Wyoming.

Buffalo Federal attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to originate and fund loans secured by first mortgages on owner-occupied, one-to-four family residences in its market area. The Bank also makes home equity loans, loans secured by deposits, automobile loans and personal loans and invests in municipal obligations, mortgage-backed securities, and other investments.

Stock Market Information

Since its initial public offering in March 1996, the Company's common stock has been traded on the Nasdaq SmallCap Market under the symbol "CRZY." The following table reflects the stock price highs and lows for each quarter during the last two years as reported by Nasdaq as well as cash dividends declared during the periods.
                                              HIGH       LOW    DIVIDENDS
                                              ----       ---    ---------
July 1, 1998 - September 30, 1998            $17.38   $ 12.50      $0.10
April 1, 1998 - June 30, 1998                 20.00     16.63       0.10
January 1, 1998 - March 31, 1998              17.25     15.13       0.10
October 1, 1997 - December 31, 1997           15.68     14.75       0.10
July 1, 1997 - September 30, 1997             15.13     13.25       0.10
April 1, 1997 - June 30, 1997                 13.75     13.00       0.10
January 1, 1997 - March 31, 1997              14.25     11.88       0.10
October 1, 1996 - December 31, 1996           12.00     11.25       0.10

Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions. The number of shareholders of record of common stock as of December 17, 1998, was approximately 237. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 17, 1998, there were 909,261 shares outstanding.

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

-------------------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands except per share date)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
At or For the Year Ended September 30,                1998           1997           1996           1995          1994
-------------------------------------------------------------------------------------------------------------------------
Loan receivable, net                                  $29,986        $28,636        $25,859       $23,006        $22,503
Mortgage-backed securities, held to maturity            2,521(4)       3,644          4,228         3,148          2,473
Investment securities, held to maturity                 1,417(4)       5,365          6,075         6,806          5,385
Investment and mortgage-backed
    securities, available for sale                     24,635         19,155         13,365 (1)     2,230          2,276
Total assets                                           62,153         59,952         51,517 (1)    37,510         35,751
Deposits                                               32,913         29,506         29,371        28,209         38,980
FHLB advances                                          14,650         15,700          6,113         3,183          1,095
Total stockholders' equity                             14,036         14,210         15,508 (1)     5,857          5,449
Interest income                                         4,420          3,940          3,274 (1)     2,722          2,505
Interest expense                                        2,448          1,983          1,702         1,455          1,143
Net interest income                                     1,973          1,957          1,572         1,267          1,362
Provision for loan losses (loan loss benefit)              18              -              -            42            (10)
Net income                                                712            691            355 (2)       352            502

-------------------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
At or For the Year Ended September 30,                1998           1997           1996           1995          1994
-------------------------------------------------------------------------------------------------------------------------
Performance Ratios:
Return on average assets (net income
    divided by average total assets) (2)                 1.16%          1.28%          0.80%         0.96%          1.48%
Return on average equity (net income
    divided by average equity) (1) (2)                   4.96%          4.74%          3.07%         6.10%          9.39%
Average interest-earning assets to average
    interest-bearing liabilities (1)                   130.65%        136.86%        133.47%       117.59%        117.23%
Net interest income after provision for
    loan losses, to average earning assets               3.25%          3.71%          3.47%         3.35%          4.04%
Net interest rate spread                                 2.03%          2.32%          2.26%         2.84%          3.53%
Average equity to average assets ratio
    (average equity divided by average
    total assets) (1)                                   23.46%         27.07%         25.50%        15.76%         15.74%
Equity to assets at period end (1)                      22.59%         23.70%         30.10%        15.61%         15.24%
Non-performing assets to total assets                    0.41%          0.38%          0.06%         0.33%          0.38%
Non-performing loans to net loans                        0.86%          0.79%          0.12%         0.30%          0.08%
Allowance for loan losses, REO and other
    repossessed assets to non-performing
    assets                                             110.66%        134.22%        862.50%       223.58%        151.09%
Allowance for loan losses to total
    loans, net                                           0.92%          1.04%          1.06%         1.18%          0.91%
Net charge-offs (recoveries) to loans receivable         0.12%         (0.09%)        (0.01%)       (0.11%)         0.41%
Basic earnings per share (3)                        $    0.79       $   0.73        $  0.36           n/a            n/a
Diluted earnings per share (3)                      $    0.77       $   0.73            n/a           n/a            n/a
Book value per share (3)                            $   15.44       $  14.88        $ 14.66           n/a            n/a


-------------------------------------
(1) The change in fiscal 1996 is primarily due to the conversion from a mutual to a stock company in March 1996.
(2) Includes a one time assessment in fiscal year 1996 of $ 186,569 to recapitalize the SAIF.
(3) There were no shares outstanding prior to the consummation of the Company's initial public offering on March 29, 1996.
(4) As of October 1, 1998 all securities will be classified as available for sale. The company has elected early implementation of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" - See discussion of SFAS 133 in "Management Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition"

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Company was formed in 1995 and acquired control of the Bank through a mutual-to-stock conversion that was consummated on March 29, 1996. The Company's assets are comprised of its investment in the Bank, loans to the Bank's Employee Stock Ownership Plan ("ESOP") and the Bank, and shares held in three indexed, mutual funds. The Bank's net earnings are dependent primarily on its net interest income, which is the difference between interest income earned on its interest-earning assets and interest expense paid on interest-bearing liabilities. For the year ended September 30, 1998, the Bank's interest income was $4.42 million, or approximately 97.9% of gross earnings (e.g., interest income and non-interest income). The Bank's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. For the year ended September 30, 1998, the Bank's net interest rate spread was 2.03%. To a lesser extent, the Bank's net earnings also are affected by the level of non-interest income, which primarily consists of service charges and other operating income. In addition, net earnings are affected by the level of non-interest (general and administrative) expenses.

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

     The Bank is subject to significant interest rate risk as a result of its historical emphasis on the origination for portfolio of fixed-rate one to four family mortgage loans. In order to improve the Bank's interest rate sensitivity, however, management has attempted to shorten the maturities of the Bank's assets and lengthen the maturities of its liabilities, while maintaining asset quality. This strategy has been implemented by (i) emphasizing the origination for portfolio of 15-and 20-year fixed-rate mortgage loans; (ii) brokering 30-year fixed-rate mortgage loans for a third party and receiving a commission; (iii) offering adjustable rate home equity and shorter-term installment loans; (iv) emphasizing the solicitation and retention of core deposits and lengthening the average maturity of deposits by adopting a tiered pricing program for its certificates of deposit (offering higher rates on longer term certificates); (v) purchasing for its own portfolio adjustable-rate mortgage-backed securities,
(vi) investing in short- and intermediate-term investment securities, (vii) emphasizing the origination of adjustable-rate mortgage loans; (viii) managing deposit interest rates; and (ix) utilizing FHLB advances to facilitate growth and lengthen liabilities. These measures, while significant, may only partially offset the Bank's interest rate risk. Furthermore, the Bank believes it has sufficient capital to accept a certain degree of interest rate risk.

         To monitor the Bank's interest rate risk, the Bank also utilizes quarterly reports by the OTS which measure the Bank's interest rate risk by modeling the change in the Bank's net portfolio value ("NPV") over a variety of interest rate scenarios. NPV is defined as the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. Based on the September 30, 1998 report the Bank had a greater than "normal" level of interest rate risk. See also "- Impact of Inflation and Changing Prices."

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

                                    At September 30,                          Year Ended September 30,
                                    -----------------   ---------------------------------------------------------------------
                                          1998                        1998                                1997
                                    -----------------   ---------------------------------   ---------------------------------
                                                        Average                Average      Average                Average
                                       Yield/Cost       Balance    Interest   Yield/Cost    Balance    Interest   Yield/Cost
                                    -----------------   ---------  ---------  -----------   ---------  ---------  -----------
                                                                             (Dollars in Thousands)
Interest-earning assets:
   Loans receivable (1)                     8.04 %       $29,202    $ 2,412      8.26 %      $27,469    $ 2,277      8.29 %
   Mortgage-backed securities               8.37           3,061        211      6.89          3,982        264      6.63
   Investment securities (2)               14.11           3,294        200      6.07          6,449        384      5.95
   Securities available for sale            6.21          23,619      1,530      6.48         14,396        976      6.78
   Other interest-earning assets            7.31             881         67      7.60            523         39      7.46
                                                        ---------  ---------                ---------  ---------
     Total interest-earning assets          7.43          60,057      4,420      7.36         52,819      3,940      7.46
                                                        ---------  ---------                ---------  ---------
   Non-interest-earning assets                             1,094                               1,042
                                                        =========                           =========
   Total assets                                          $61,151                             $53,861
                                                        =========                           =========
Interest-bearing liabilities
   Interest checking                        3.60           7,593        301      3.96          6,395        248      3.88
   Time deposits/passbook                   5.05          22,964      1,238      5.39         22,105      1,175      5.32
                                                        ---------  ---------                ---------  ---------
   Total deposit accounts                   4.68          30,557      1,539      5.04         28,500      1,423      4.99
   FHLB advances                            6.20          15,413        908      5.89         10,094        560      5.55
                                                        ---------  ---------                ---------  ---------
     Total interest-bearing                 5.15          45,970      2,447      5.33         38,594      1,983      5.14
     liabilities                                        ---------  ---------                 ---------  ---------

Non-interest-bearing liabilities
                                                             832                                 685
                                                        ---------                           ---------
   Total liabilities                                     $46,802                             $39,279
                                                        ---------                           ---------
   Total stockholders' equity                             14,349                              14,582
                                                        =========                           =========
   Total liabilities and stockholders' equity            $61,151                             $53,861
                                                        =========  --------                 =========  --------
Net interest income                                                 $ 1,973                           $   1,957
                                                                   =========                           =========
Interest rate spread                                                             2.03 %                              2.32 %
                                                                              ========                            ========
Net interest margin                                                              3.29 %                              3.71 %
                                                                              ========                            ========
Ratio of average interest-earning assets
to average interest-bearing liabilities                                        130.64 %                            136.86 %
                                                                              ========                            ========

---------------------------------
(1) Average balances include non-accrual loans, and are net of reserve for loan losses and deferred loan fees.
(2) Also includes interest-bearing deposits in other financial institutions.

         Rate/Volume Analysis. The table following sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                     Year ended September 30,
                                                           1998 vs. 1997
                                                    Increase (Decrease) Due to
                                                                    Rate/
                                            Volume       Rate      Volume          Net
                                         ---------    --------   ---------    --------
                                                    In Thousands
Interest Income:
     Loans receivable                     $   144      $   (8)    $    (1)     $   135
     Mortgage-backed securities               (61)         10          (2)         (53)
     Investment securities                   (188)          8          (4)        (184)
     Securities available for sale            625         (43)        (28)         554
     Other interest-earning assets             26           1           1           28
                                         ---------    --------   ---------    --------
         Total interest-earning assets    $   546      $  (32)    $   (34)     $   480
                                         =========    ========   =========    ========

Interest expense
     Deposit accounts                     $   103      $   12     $     1      $   116
     FHLB advances                            295          35          18          348
                                         ---------    --------   ---------    --------
         Total interest-bearing
         liabilities                      $   398      $   47     $    19      $   464
                                         =========    ========   =========    ========
Net change in net interest income         $   148      $  (79)    $   (53)     $    16
                                         =========    ========   =========    ========

Financial Condition

         The Company's assets increased by $2.20 million from $59.95 million at September 30, 1997 to $62.15 million at September 30, 1998. The growth in assets was primarily attributed to an increase in net loans receivable and in investment and mortgage-backed securities available for sale. Asset growth was primarily funded through a $3.40 million increase in deposits.

         The Company's net investment in mortgage-backed and investment securities available for sale increased by $5.49 million from $19.15 million at September 30, 1997 to $24.64 million at September 30, 1998. Meanwhile, investment and mortgage-backed securities held to maturity decreased by $5.07 million. As of October 1, 1998 all securities will be classified as available for sale. The Company has elected early implementation of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities". The statement establishes accounting and reporting standards for all, existing and new, derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. A derivative instrument is an investment to mitigate the inherent interest rate risk embedded in a fixed rate financial instrument, by offsetting the instrument with a hedged non-monetary contract or guarantee of a certain return in a rising or falling rate environment. SFAS 133 has no impact on the financial statements except that it also allows for the reclassification of the investment portfolio from held-to-maturity to either trading or available-for-sale. The net effect on the balance sheet was an increase in total assets of $83,696, deferred tax liability of $ $28,457 and unrealized gains on securities available for sale of $55,239.

         The Company continues to experience loan growth. From September 30, 1997 to September 30, 1998 net loans receivable increased from $28.64 million to $29.99 million, representing an increase of $1.35 million or 4.71%. Residential real estate loans accounted for 92.6% of the growth in loans while the balance of the growth occurred in commercial real estate, consumer and commercial loans.

         Deposits increased by $3.40 million from $29.51 million at September 30, 1997 to $32.91 million at September 30, 1998. Interest-bearing checking accounts (NOW and money market checking) increased by $1.28 million while passbook and certificates of deposits increased by $2.03 million. Business checking showed a increase of $90,000 for period. This increase in deposits was primarily used to pay down FHLB advances (see following paragraph), fund loan originations and to purchase investment and mortgage backed securities available for sale.

         The Company decreased its level of borrowings from the FHLB of Seattle from $15.70 million at September 30, 1997 to $14.65 million at September 30, 1998. This represents a decrease of $1.05 million. The decrease in FHLB advances was primarily paid down with the increase in deposits. The Company utilizes FHLB advances to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the FHLB advances.

         Total stockholders' equity declined by $174,000 from $14.21 million at September 30, 1997 to $14.04 million at September 30, 1998 primarily as a result of stock repurchases. After obtaining regulatory approval, the Company repurchased a total of 47,700 shares of its common stock in June, July and August of 1998. The purchases totaled $828,000. Stockholders' equity was further reduced by cash dividends declared during fiscal year 1998. These dividends totaled $0.40 per share or $352,923.

Non-performing Assets

         Non-performing assets totaled $256,000 at September 30, 1998 or 0.41% of total assets compared to $225,000 at September 30, 1997 or 0.38% of total assets. Non-performing assets are primarily comprised of loans secured by residential real estate. Included in non-performing loans, is a $70,000 loan secured by a convenience/restaurant facility and $48,000 in consumer loans. At September 30, 1998, the Company did not have any repossessed properties.

Comparison of Results of Operations for the Years Ended September 30, 1998 and 1997

         Net Income. For the year ended September 30, 1998 the Company posted net income of $712,000 or basic earnings per share of $.79 compared to net income of $691,000 or basic earnings per share of $.73 for the year ended September 30, 1997. Net income was higher in 1998 than in 1997 primarily as a result of other non-interest income. Net income was also higher in 1998 because average earning assets were higher in 1998 than in 1997. Average earning assets were higher in 1998 because of the increase in investments in mortgages and investment securities.

         Net Interest Income. Net interest income increased by $16,000 from $1.96 million for the year ended September 30, 1997 to $1.97 million for the year ended September 30, 1998. The increase in net interest income was primarily attributed to an increase in the volume of interest earning assets to interest bearing liabilities. The ratio of interest earning assets to interest bearing liabilities decreased from 136.86% for the twelve month period ended September 30, 1997 to 130.64% for the same period in 1998. Also contributing to the small increase in net interest income was a decrease in the interest rate spread from 2.32% for the twelve month period ended September 30, 1997 to 2.03% for the twelve month period ended September 30, 1998.

     Interest Income. Total interest income increased by $480,000 from $3.94 million for the year ended September 30, 1997 to $4.42 million for the year ended September 30,1998.

         The increase in interest income was primarily caused by an increase in the volume of average interest earning assets from 1997 to 1998. For the twelve month period ended September 30, 1997 average interest earning assets totaled $52.82 million compared to $60.06 million for the same period in 1998. This increase in volume caused interest income to increase by $546,000 for the periods covered.

A decrease in the yield on average earning assets from 7.46% for the twelve month period ended September 30, 1997 to 7.36% for the same period in 1998 caused interest income to decrease by approximately $32,000.

         Interest Expense. Interest expense increased by $465,000 from $1.98 million for the year ended September 30, 1997 to $2.45 million for the year ended September 30, 1998 primarily as a result of an increase in interest bearing deposits and FHLB advance and an increase in the cost of these funds.
Average interest bearing deposits increased by $2,057,000 from September 30, 1997 to September 30, 1998 contributing to the $116,000 increase in interest expense. A increase in the cost of interest bearing deposits from 4.99% for the twelve month period ended September 30, 1997 to 5.04% for the twelve month period ended September 30, 1998 helped increase interest expense by approximately $12,000.

         Average FHLB advances increased from $10.09 million for the twelve month period ended September 30, 1997 to $15.41 million for the twelve month period ended September 30, 1998. This increase in volume caused interest expense to increase by $295,000. A slight increase in the cost of FHLB advances from 5.55% in 1997 to 5.89% 1998 accounted for a $35,000 increase in interest expense.

The total cost of average interest bearing liabilities was 5.33% for 1998 and 5.14% for 1997.

         Provision for Loan Losses. A provision for loan losses of $18,000 was taken during 1998 and no provisions for loan losses were made in 1997. In 1998, recoveries totaled $14,000 while charge-offs totaled $50,000. Loan charge-offs were greater than recoveries in 1998 resulting in a net decrease to loan loss reserves of $18,000. Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current and prospective economic conditions, and independent appraisals. Any increase or decrease in the provision for loan losses has a corresponding negative or positive effect on net income. At September 30, 1998, the allowance represented 0.92% of net loans receivable as compared to 1.04% of loans receivable at September 30, 1997.

         Assessment of the adequacy of the allowance for loan losses involves subjective judgments regarding future events, and thus, there can be no assurance that additional provisions for loan losses will not be required in future periods.

         Non-Interest Income. Non-interest income increased by $32,000 from $64,000 for the year ended September 30, 1997 to $96,000 for the year ended September 30, 1998 primarily due to loan fees, service charges and gains on sale of investment securities. Customer service charges increased by $8,000 as a result of deposit account overdrafts. Other operating income increased by $13,000 as a result of fees associated with the loan portfolio. These fees increased due to the volume of refinancing and loan modifications. In 1998, securities gains totaled $3,000. Meanwhile in 1997, losses on the sale of investment securities totaled $8,000.

         Non-Interest Expense. The Company experienced a $8,000 increase in non-interest expense from $989,000 for the year ended September 30, 1997 to $997,000 for the year ended September 30, 1998. Compensation and benefit expense was $7,000 higher in 1998 than in 1997 primarily as a result of costs associated with the Bank's ESOP and Management Stock Bonus Plan ("MSBP"). General pay increases in 1998 also caused compensation expense to increase.

         Insurance premiums paid to the Federal Deposit Insurance Corporation (the "FDIC") declined by $8,000 from $27,000 for the year ended September 30, 1997 to $19,000 for the year ended September 30, 1998 due to a drop in the premium charged by the FDIC. Also included in 1997's non-interest expense were $4,000 in losses resulting from the abandonment of obsolete equipment. Other operating expenses and advertising expense were $16,000 higher in 1998 than in 1997.

     Income Taxes. The effective tax rates for 1998 and 1997 were 32.42% and 33.10%, respectively. There is no state income tax imposed on the Company.

Liquidity and Capital Resources

         The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short term borrowings. The required liquidity ratio currently is 5.0% and the Bank's liquidity ratio average was 61.08% at September 30, 1998 compared to 13.14% at September 30, 1997. Recent regulatory changes regarding assets eligible for liquidity caused the significant increase in the Bank's regulatory liquidity ratios from 1997 to 1998. Specifically, the maturity restrictions were lifted on U.S. Agency related securities. The ratio for September 30, 1997 under these new regulations would have been 73.47%.

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

         During the years ended September 30, 1998 and 1997, the Bank had positive net cash flows of $780,000 and $737,000 from operating activities and $1.21 million and $7.46 million from financing activities, respectively. The Company, however, experienced negative net cash flows of $1.62 million and $7.46 million, respectively, from investing activities.

         The primary investing activity of the Bank is the origination of fixed-rate mortgages with maturities of less than 20 years and the purchase of investment securities. During fiscal 1998 and 1997, the Bank originated mortgage loans in the amounts of $11.54 million and $10.01 million, respectively. The proceeds from new deposits were used to fund such investment activities as the origination of loans and the purchase of investment securities available for sale.

         Net income, adjusted for the non-cash and non-operating items, was the primary source of cash flows from operating activities in both fiscal 1998 and 1997.

         During fiscal 1998 and 1997, investing activities used $1.62 million and $7.46 million, respectively, primarily to purchase investment securities and to fund the origination of loans. This use of cash was offset somewhat by maturities and calls of investment securities and the repayment of principal on loans.

         Changes in cash flows from financing activities during these periods have primarily been related to changes in deposits, borrowings, dividends paid and stock repurchases in 1998. The primary financing activities of the Bank are the attraction of deposits and borrowing funds from the FHLB of Seattle. During fiscal year 1998, deposits increased $3.40 million. The Bank also supplements its deposits with advances from the FHLB of Seattle to manage interest rate risk and to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the advances. During fiscal year 1998, FHLB advances decreased by $1.05 million. The net of the increase in deposits and the decrease in FHLB advances were used to purchase investment securities and to fund loan originations. Generally, the cost of advances is greater than the cost of deposits. The Bank anticipates that it will have sufficient funds available to meet its current commitments. At September 30, 1998, the Bank had commitments to originate loans of $821,000. Certificates of deposit and State of Wyoming deposits which are scheduled to mature in less than one year at September 30, 1998 totaled $15.63 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.

Year 2000

         The Year 2000 problem exists because many computer programs use only the last two digits to refer to a year. This convention could affect date-sensitive calculations that treat "00" as the year 1900, rather that 2000. An additional issue is that 1900 was not a leap year, whereas the year 2000 is. Therefore, some programs may not properly provide for February 29, 2000. This anomaly could result is miscalculations when processing critical date-sensitive information after December 31, 1999.

         The following discussion of the implications of the Year 2000 problem for the Company contains numerous forward-looking statements based on inherently uncertain information. The cost of the project and the date on which the Company plans to complete the internal Year 2000 modifications are based on management's best estimates, which were derived utilizing a number of assumptions of future events including the continued availability of internal and external resources, third party modifications and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ. Moreover, although management believes it will be able to make the necessary modifications in advance, there can be no guarantees that failure to modify the systems would not have a material adverse affect on the Company.

         In addition, the Company places a high degree of reliance on its third party processor and computer systems of other financial institutions. Although the Company is assessing the readiness of these other parties and preparing contingency plans, there can be no guarantee that the failure of these other parties to modify their systems in advance of December 31, 1999 would not have a material adverse affect on the Company.

         During fiscal 1998, the Company adopted a Year 2000 Action Plan (the "Plan") and established a Year 2000 Committee (the "Committee"). The objectives of the Plan and the Committee are to prepare the Company for the new millennium. As recommended by the Federal Financial Institutions Examination Council ("FFIEC"), the Plan encompasses the following phases: Awareness, Assessment, Renovation, Validation and Implementation. These phases will enable the Company to identify risks, develop an action plan, perform adequate testing and complete certification that its processing systems will be Year 2000 ready. Execution of the Plan is currently on target. The Company is currently in the Renovation phase, which includes program changes, hardware and software upgrades and system replacements, if necessary. Concurrently, the Company is also addressing some issues related to subsequent phases. Prioritization of the most critical applications has been addressed, along with contract and service agreements. The primary operating software for the Company is obtained and maintained by an external service center (the "Service Center"). The Company has maintained ongoing contact with the Service Center so that modification of the software for the Year 2000 readiness is a top priority and is expected to be accomplished, though there is no assurance, by June 30, 1999. The Service Center is completed with their Renovation phase and is in the process of the Validation phase. The Company has contacted all other major vendors and suppliers regarding their Year 2000 state of readiness. Each of these third parties has delivered written assurance to the Company that they expect the be Year 2000 compliant prior to the Year 2000. These third parties also supply, at least quarterly, an update of their progress. The Company has contacted all material customers and non-information technology suppliers (i.e., utility systems, telephone systems and security systems), regarding their Year 2000 state of readiness. The Renovation phase is targeted for completion by December 31, 1998. The Validation phase involves testing of changes to hardware and software, accompanied by monitoring and testing with vendors. The Validation phase is targeted for completion by June 30, 1999. The Implementation phase is to certify that systems are Year 2000 ready, along with assurances that any new systems are compliant on a going-forward basis. The Implementation phase is targeted for completion by September 30, 1999.

         Costs will be incurred due to the replacement of non-compliant computers and software. The Company does not anticipate that the related overall costs will be material in any single year. In total, the Company estimated that its cost for compliance will amount to approximately $15,000 over the three year period from 1998-2000, of which approximately $2,000 was incurred as of September 30, 1998. The Company does not separately track the internal personnel costs incurred for the Year 2000 compliance. No assurance can be given that the Year 2000 Compliance Plan will be completed successfully by the Year 2000, in which event the Company could incur significant costs. If the Service Center is unable to resolve the potential problem in time, the Company would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the financial statements of the Company.

         One of the guidelines from the FFIEC is to establish a Contingency Plan for all possible Year 2000 failures. During fiscal 1998, the Company adopted a Year 2000 Contingency Plan. The objective of the Contingency Plan is to prepare for any Year 2000 failures. These failures could result from internal software and hardware, the Service Center, and/or third parties (utilities, telephone, suppliers, and other banks). The Contingency Plan is continually being revised based on new information and updates on the Year 2000 conversions of third parties and other vendors.

Impact of Inflation and Changing Prices

         The financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.

         As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

         The Company's subsidiary, the Bank, is a traditional thrift that primarily originates and holds long-term home loans. These loans are primarily funded with short-term deposits. Because of this mismatch, the Bank's financial condition and results of operations may be adversely affected by a sudden and prolonged increase in interest rates. See also "-Asset/Liability and Interest Rate Risk."

KPMG Peat Marwick LLP
   1000 First Interstate Center
   401 N. 31st Street
   P.O. Box 7108
   Billings, MT  59103



                          Independent Auditors' Report



The Board of Directors and Stockholders
Crazy Woman Creek Bancorp Incorporated:


We have audited the accompanying consolidated balance sheets of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.






/s/ KPMG Peat Marwick LLP

Billings, Montana
October 23, 1998

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                           Consolidated Balance Sheets

                           September 30, 1998 and 1997

                               Assets                           1998              1997
                               ------                        ------------    ------------
Cash and cash equivalents                                    $  1,561,535       1,193,775
Interest bearing deposits                                          99,000          99,000
Investment and mortgage-backed securities
      available-for-sale                                       24,635,379      19,154,984
Investment and mortgage-backed securities held-to-
     maturity (estimated market value of $4,021,391 at
     September 30, 1998 and $9,066,836 at September 30,         3,937,696       9,009,175
     1997, respectively)
Stock in Federal Home Loan Bank of Seattle, at cost               917,100         801,500
Loans receivable, net                                          29,986,223      28,636,220
Accrued interest receivable                                       538,459         558,782
Premises and equipment, net                                       397,538         443,323
Income tax receivable                                              38,597              --
Other assets                                                       42,120          55,518
                                                             ------------    ------------

                                                             $ 62,153,647      59,952,277
                                                             ============    ============

                Liabilities and Stockholders' Equity
                ------------------------------------

Liabilities:
     Deposits                                                $ 32,913,120      29,506,343
     Advances from Federal Home Loan Bank                      14,650,000      15,700,000
     Advance payments by borrowers for taxes and insurance         64,438          54,388
     Income taxes payable                                              --         155,103
     Deferred income taxes                                        210,706         115,346
     Dividends payable                                             90,926          95,485
     Accrued expenses and other liabilities                       188,728         115,273
                                                             ------------    ------------

           Total liabilities                                   48,117,918      45,741,938

Stockholders' equity:
     Preferred stock, par value $.10 per share, 2,000,000
        shares authorized; none issued and outstanding                 --              --
     Common stock, par value $.10 per share, 5,000,000
        shares authorized; 1,058,000 issued                       105,800         105,800
     Additional paid-in capital                                10,083,224      10,041,629
     Unearned ESOP/MSBP shares                                   (670,711)       (809,272)
     Retained earnings                                          6,736,570       6,377,093
     Unrealized gain on securities available-for-sale, net        207,612          77,007
     Treasury stock at cost, 148,739 and 103,155 shares
        at September 30, 1998 and 1997, respectively           (2,426,766)     (1,581,918)
                                                             ------------    ------------

           Total stockholders' equity                          14,035,729      14,210,339
                                                             ------------    ------------

                                                             $ 62,153,647      59,952,277
                                                             ============    ============

See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                        Consolidated Statements of Income

                     Years ended September 30, 1998 and 1997

                                                                       1998         1997
                                                                 ----------   ----------
Interest income:
     Loans receivable                                            $2,412,177    2,277,142
     Mortgage-backed securities                                     635,229      589,004
     Investment securities                                        1,243,968    1,001,049
     Interest bearing deposits                                        4,900        5,047
     Other                                                          124,030       68,471
                                                                 ----------   ----------

           Total interest income                                  4,420,304    3,940,713

Interest expense:
     Deposits                                                     1,539,445    1,422,732
     Advances from Federal Home Loan Bank                           908,274      560,672
                                                                 ----------   ----------

           Total interest expense                                 2,447,719    1,983,404
                                                                 ----------   ----------

           Net interest income                                    1,972,585    1,957,309

Provision for loan losses                                            18,000           --
                                                                 ----------   ----------

           Net interest income after provision for loan losses    1,954,585    1,957,309
                                                                 ----------   ----------

Non-interest income:
     Customer service charges                                        49,881       41,803
     Other operating income                                          43,034       30,015
     Gain (loss) on sale of securities, net                           3,417       (7,875)
                                                                 ----------   ----------

           Total non-interest income                                 96,332       63,943
                                                                 ----------   ----------

Non-interest expense:
     Compensation and benefits                                      533,883      526,865
     Occupancy and equipment                                         88,753      101,091
     FDIC/SAIF deposit insurance premiums                            18,552       26,703
     Advertising                                                     36,446       40,184
     Data processing services                                        99,866       94,195
     Other                                                          219,317      199,493
                                                                 ----------   ----------

           Total non-interest expense                               996,817      988,531
                                                                 ----------   ----------

           Income before income taxes                             1,054,100    1,032,721
Income tax expense                                                  341,700      341,826
                                                                 ----------   ----------

           Net income                                            $  712,400      690,895
                                                                 ==========   ==========

Basic earnings per share                                         $     0.79         0.73
                                                                 ==========   ==========

Diluted earnings per share                                       $     0.77         0.73
                                                                 ==========   ==========


See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity

                     Years ended September 30, 1998 and 1997

                                                                            Unearned             Unrealized
                                                                Additional    ESOP/              securities               Total
                                                    Common       paid-in      MSBP    Retained      gain     Treasury  stockholders'
                                                     stock       capital     shares   earnings  (loss), net   stock       equity
                                                  ---------- -----------  -------------------- ----------- ----------  ------------
Balances at September 30, 1996                     $ 105,800  10,027,393   (617,143) 6,057,879   (65,921)          --   15,508,008

Repurchase of 103,155 shares of common stock              --          --         --         --        --   (1,879,222)  (1,879,222)

MSBP shares granted                                       --          --   (297,304)        --        --      297,304           --

ESOP shares committed to be released                      --      14,236     45,714         --        --           --       59,950

MSBP shares vested                                        --          --     59,461         --        --           --       59,461

Change in net unrealized gain (loss) on
  securities available-for-sale                           --           --       --          --   142,928           --      142,928

Net income                                                --          --         --    690,895        --           --      690,895

Cash dividends declared ($.40 per share)                  --          --         --   (371,681)       --           --     (371,681)
                                                   ---------  ----------   --------  ---------   -------   ----------  -----------

Balance at September 30, 1997                        105,800  10,041,629   (809,272) 6,377,093    77,007   (1,581,918)  14,210,339

Repurchase of 47,700 shares of common stock               --          --         --         --        --     (827,979)    (827,979)

Tax benefit from stock related compensation               --      13,507         --         --        --           --       13,507

Stock options exercised (2,116 shares)                    --          --         --         --        --       24,863       24,863

3,386 MSBP shares forfeited                               --          --     41,732         --        --      (41,732)          --

ESOP shares committed to be released                      --      28,088     45,715         --        --           --       73,803

MSBP shares vested                                        --          --     51,114         --        --           --       51,114

Change in net unrealized gain (loss) on securities                                                                         130,605
    available-for-sale                                    --          --         --         --                130,605

Net income                                                --          --         --    712,400        --           --      712,400

Cash dividends declared ($.40 per share)                  --          --         --   (352,923)       --           --     (352,923)
                                                   ---------  ----------   --------  ---------   -------   ----------  -----------

Balance at September 30, 1998                      $ 105,800  10,083,224   (670,711) 6,736,570   207,612   (2,426,766)  14,035,729
                                                   =========  ==========   ========  =========   =======   ==========  ===========


See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                     Years ended September 30, 1998 and 1997

                                                               1998            1997
                                                           ------------    ------------
Cash flows from operating activities:
    Net income                                             $    712,400         690,895
    Adjustments to reconcile net income to net cash
      provided by operating activities:
         Provision for loan losses                               18,000              --
         Amortization of:
           Premiums and discounts on securities
              held-to-maturity, net                               4,777           5,673
           Premiums and discounts on securities
              available-for-sale, net                             5,685           7,822
         Federal Home Loan Bank stock dividend                  (67,100)        (38,600)
         Depreciation                                            51,037          65,675
         Loss (gain) on sale of securities                       (3,417)          7,875
         Dividends reinvested                                   (31,291)         (2,060)
         Deferred loan origination fees, net                      6,793           5,623
         Loss on sale of premises and equipment                   2,877           3,542
         ESOP shares committed to be released                    73,803          59,950
         MSBP compensation expense                               51,114          59,461
         Change in:
           Accrued interest receivable                           20,323         (63,032)
           Other assets                                          13,398         (12,854)
           Income taxes payable                                (193,700)        140,150
           Deferred income taxes                                 41,585         (39,208)
           Accrued expenses and other liabilities                73,455        (154,108)
                                                           ------------    ------------
              Net cash provided by operating activities         779,739         736,804
                                                           ------------    ------------
Cash flows from investing activities:
    Purchases of securities available-for-sale              (25,352,022)    (17,384,000)
    Proceeds from maturities, calls and prepayments of
      securities available-for-sale                          18,118,582       5,627,186
    Proceeds from sales of securities available-for-sale      1,979,955       6,169,448
    Purchases of securities held-to-maturity                         --        (410,000)
    Proceeds from maturities and calls of securities
       held-to-maturity                                       5,066,702       1,697,797
    Purchase of Fedeal Home Loan Bank stock                     (48,500)       (363,000)
    Origination of loans receivable                         (11,542,319)    (10,005,257)
    Repayment of principal on loans receivable               10,167,523       7,222,174
    Purchases of premises and equipment                          (8,129)        (10,485)
                                                           ------------    ------------

              Net cash used in investing activities          (1,618,208)     (7,456,137)
                                                           ------------    ------------
Cash flows from financing activities:
    Net increase in deposits                                  3,406,777         135,358
    Advances from Federal Home Loan Bank                     11,650,000      14,800,000
    Repayment of advances from Federal Home Loan Bank ..    (12,700,000)     (5,213,438)
    Net change in advances from borrowers for taxes
      and insurance                                              10,050             961
    Exercise of stock options                                    24,863              --
    Repurchase of common stock                                 (827,979)     (1,879,222)
    Dividends paid to stockholders                             (357,482)       (381,996)
                                                           ------------    ------------

              Net cash provided by financing activities       1,206,229       7,461,663
                                                           ------------    ------------

Net increase in cash and cash equivalents                       367,760         742,330
Cash and cash equivalents at beginning of year                1,193,775         451,445
                                                           ------------    ------------

Cash and cash equivalents at end of year                   $  1,561,535       1,193,775
                                                           ============    ============
Cash paid during the year for:
    Interest                                               $  2,416,000       1,474,000
    Income taxes                                                494,000         241,000
                                                           ============    ============

See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997


(1)    Summary of Significant Accounting Policies

       The accompanying consolidated financial statements include the accounts of Crazy Woman Creek Bancorp Incorporated (the Holding Company) and its wholly-owned subsidiary, Buffalo Federal Savings Bank (BFSB). The Holding Company and BFSB are herein referred to collectively as "the Company." All significant intercompany balances and transactions have been eliminated in consolidation.

       BFSB provides services to customers in the Buffalo, Wyoming area. BFSB offers a variety of deposit products to its customers while concentrating its lending activities on real estate loans. These real estate lending activities focus primarily on the origination of loans secured by one- to four-family residential real estate but also include the origination of multi-family, commercial real estate and home equity loans. BFSB is subject to competition from other financial service providers and is also subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.


       Basis of Presentation

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

       Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate, however, future additions to the allowance may be necessary based on changes in factors affecting the borrowers' ability to repay. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require BFSB to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.


       Conversion to Stock Ownership

       Crazy Woman Creek Bancorp Incorporated was formed in December 1995, and is the holding company and owner of 100 percent of the common stock of BFSB, a federally chartered stock savings bank. On March 29, 1996, BFSB completed its conversion from a mutual to a federally-chartered capital stock savings bank at which time the Holding Company issued 1,058,000 shares of common stock at $10 per share realizing $9,491,809 after deducting stock offering expense of $448,191. The Employee Stock Ownership Plan (the ESOP) borrowed $640,000 from the Holding Company to purchase 64,000 of these shares. The Holding Company contributed $5,065,904 of the net offering proceeds to BFSB.


       Cash Equivalents

       For purposes of the statements of cash flows, the Company considers all cash, daily interest demand deposits, amounts due from banks and interest-bearing deposits with banks with original maturities of three months or less to be cash equivalents.


                                        -17-                         (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities available-for-sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value and unrealized gains and losses (net of related tax effects) are excluded from earnings and reported as a separate component of stockholders' equity. Investment securities and mortgage-backed securities, other than those designated as available-for-sale or trading, are comprised of debt securities for which the Company has positive intent and ability to hold to maturity and are carried at cost. Management determines the appropriate classification of investment and mortgage-backed securities as either available-for-sale or held-to-maturity at the purchase date.

The carrying value of debt securities held-to-maturity is adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities. Upon realization, gains and losses from the sale of securities are included in earnings using the specific identification method.

Stock in Federal Home Loan Bank Member institutions of the Federal Home Loan Bank (FHLB) System are required to hold common stock of its district FHLB according to predetermined formulas. FHLB provides a source of borrowed funds for its member institutions which are secured by this FHLB stock.

Loans Receivable
Loans receivable are stated at unpaid principal balances, less net deferred loan origination fees. Loans are placed on nonaccrual status when collection of principal or interest is considered doubtful (generally loans past due 90 days or more). Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected.

The allowance for loan losses is based on management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, review of individual loans for adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and consideration of current economic conditions.

Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by loan charge-offs. Loans are charged off when management believes there has been permanent impairment of their carrying values.

The Company also provides an allowance for losses on specific loans which are deemed to be impaired. Groups of small balance homogeneous basis loans (generally the Company's consumer loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the allowance for possible loan losses is increased through a charge to expense for the amount of the impairment. For all non-consumer loans, impairment is measured based on the value of the underlying collateral. The value of the underlying collateral is determined by reducing the


                                      -18-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997


collateral's estimated current value by anticipated selling costs. The Company recognizes interest income on impaired loans only to the extent that cash payments are received.


Loan Origination Fees and Related Costs

Loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as interest income using the level-yield method over the contractual life of the loans, adjusted for prepayments based on actual prepayment experience. Amortization of deferred loan origination fees and costs are suspended during periods in which the related loan is on nonaccrual status.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of 39 years for the building and 5 to 7 years for furniture, fixtures and equipment.

Long-Lived Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or circumstances indicate the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. No assets were identified as impaired as of September 30, 1998 or 1997.

Income Taxes

The Holding Company and BFSB have elected to file separate Federal income tax returns.

Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date.

Stock-Based Compensation

Compensation cost for stock-based compensation to employees is measured at the grant date using the intrinsic value method. Under the intrinsic value method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to ultimately acquire the stock and is recognized as compensation expense over any related service period.

Net Income Per Share

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS No. 128 revises the manner in which earnings per share (EPS) is calculated by replacing the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS. Fiscal 1998 EPS have been presented in accordance with SFAS No. 128 and all prior periods presented have been restated to conform with SFAS No. 128.


                                       -19-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period less unvested management stock bonus plan and unallocated ESOP shares. Diluted earnings per common share is calculated by dividing net income by the weighted average number of common shares used to compute basic EPS plus the incremental amount of potential common stock determined by the treasury stock method.


Reclassifications

Certain reclassifications have been made to the fiscal 1997 financial statements to conform with the fiscal 1998 presentation.


New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income" which the Company will be required to adopt on October 1, 1998. SFAS No. 130 requires companies to report comprehensive income. Comprehensive income will include net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of comprehensive income is unrealized gains and losses on available-for-sale securities.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Management of the Company is currently assessing the effect, if any, on its financial statements of implementing SFAS No. 133. The Company will be required to adopt the standard on October 1, 1999.


(2)    Investment and Mortgage-Backed Securities Available-for-Sale

The amortized cost, unrealized gains and losses, and estimated fair values of investment and mortgage-backed securities available-for-sale at September 30 are as follows:

                                              Gross       Gross       Estimated
                              Amortized    unrealized  unrealized       fair
        1998                     cost         gains      losses         value
                           ----------------------------------------------------

U.S. agency obligations     $ 16,286,927      168,270          --    16,455,197
Municipal securities           1,084,511       13,732          --     1,098,243
Mutual funds                   1,032,100       68,120          --     1,100,220
Mortgage-backed securities:
    GNMA certificates          2,744,944       24,669        (729)    2,768,884
    FHLMC certificates           872,359       33,903        -          906,262
    REMIC certificates         2,299,974        9,114      (2,515)    2,306,573
                            ------------  ------------  ----------  -----------
                               5,917,277       67,686      (3,244)    5,981,719
                            ------------  ------------  ----------  -----------

                            $ 24,320,815      317,808      (3,244)   24,635,379
                            ============  ============  ==========  ===========


                                       -20-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997



                                               Gross       Gross     Estimated
                                 Amortized  unrealized  unrealized     fair
         1997                      cost        gains       losses      value
                              --------------------------------------------------

U.S. agency obligations       $  11,501,113    56,109    (5,776)    11,551,446
Mutual funds                        601,310    58,592        --        659,902
Mortgage-backed securities:
    GNMA certificates             2,354,571     7,683    (9,349)     2,352,905
    FHLMC certificates            2,021,778     7,945    (2,309)     2,027,414
    REMIC certificates        $   2,559,535     4,448      (666)     2,563,317
                              ------------- --------- ----------  ------------
                                  6,935,884    20,076   (12,324)     6,943,636
                              ------------- --------- ----------  ------------

                              $  19,038,307   134,777   (18,100)    19,154,984
                              ============= ========= ==========  ============

The REMICs consist of seven certificates which are backed by the FNMA or the FHLMC.

Maturities of securities available-for-sale (other than equity securities) at September 30, 1998 are shown below. Mortgage-backed securities are included in this maturity schedule based on current estimates of their expected average lives.

                                                                  Estimated
                                                    Amortized        Fair
                                                      Cost          Value
                                                  ------------  -----------

      Due within one year                       $   12,743,659   12,833,879
      Due after one year through five years          6,612,932    6,725,576
      Due after five years through ten years         3,427,612    3,459,585
      Due after ten years                              504,512      516,119
                                                  ------------- -----------

                                                $   23,288,715   23,535,159
                                                  ============= ===========

Gross realized gains on the sale of investment and mortgage-backed securities available-for-sale were $3,417 during the year ended September 30, 1998. Gross realized gains and losses on the sale of investment and mortgage-backed securities available-for-sale were $2,481 and $10,356, respectively, during the year ended September 30, 1997.

The Company has not entered into any interest rate swaps, options or future contracts. All of the U.S. agency obligations and municipal securities at September 30, 1998 have call features.



                                       -21-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997


(3)    Investment and Mortgage-Backed Securities Held-to-Maturity

       The amortized cost, unrealized gains and losses, and estimated fair values of investment and mortgage-backed securities held-to-maturity at September 30 are summarized as follows:

                                               Gross      Gross      Estimated
                                 Amortized   unrealized  unrealized      fair
         1998                      cost        gains      losses        value
                             ---------------------------------------------------

U.S. agency obligations        $   845,000       3,888         --       848,888
Municipal securities               571,632      12,162          (1)     583,793
Mortgage-backed securities:
    FNMA certificates              542,469      14,270         --       556,739
    GNMA certificates              996,320      28,545         --     1,024,865
    FHLMC certificates             982,275      24,831         --     1,007,106
                               ----------- -----------  ----------  -----------
                                 2,521,064      67,646         --     2,588,710
                               ----------- -----------  ----------  -----------

                               $ 3,937,696      83,696          (1)   4,021,391
                               =========== ===========  ==========  ============

                                               Gross       Gross      Estimated
                                 Amortized   unrealized  unrealized      fair
               1997                cost        gains      losses        value
                               -------------------------------------------------

U.S. agency obligations        $ 4,742,420       8,178     (22,416)   4,728,182
Municipal securities               622,609       6,024        (658)     627,975
Mortgage-backed securities:
    FNMA certificates              722,409      19,363          --      741,772
    GNMA certificates            1,392,151      37,731          --    1,429,882
    FHLMC certificates           1,529,586      10,392        (953)   1,539,025
                               ----------- ------------ ----------- -----------
                                 3,644,146      67,486        (953)   3,710,679
                               ----------- ------------ ----------- -----------

                               $ 9,009,175      81,688     (24,027)   9,066,836
                               =========== ===========  =========== ===========

Maturities of securities held-to-maturity at September 30, 1998 are shown below. Mortgage-backed securities are included in this maturity schedule based on current estimates of their expected average lives.

                                                          Estimated
                                               Amortized     Fair
                                                 Cost        Value
                                              ----------  ----------

   Due within one year                      $    480,000     480,748
   Due after one year through five years       3,457,696   3,540,643
                                              ----------  ----------

                                            $  3,937,696   4,021,391
                                              ==========  ==========

                                      -22-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997


No gains or losses were realized on the sale of investment and mortgage-backed securities held-to-maturity during the years ended September 30, 1998 and 1997. Amortized cost of the securities sold in fiscal 1998 and 1997 was approximately $500,000 and $650,000, respectively. Such sales were appropriately considered maturities for purposes of classification on the statements of cash flows.

Municipal securities with an amortized cost of $201,633 and a market value of $207,857 have call features.

(4)    Loans Receivable, Net
       Loans receivable, net at September 30 are summarized as follows:

                                                           1998        1997
                                                        ----------  -----------

Real estate mortgage loans, including commercial
    real estate                                       $ 26,233,858   24,415,049
Consumer loans                                           1,647,654    1,695,977
Home equity loans                                        1,465,238    1,652,850
Agricultural loans                                         900,963      847,667
Commercial loans                                           109,437      252,744
Savings account and other loans                            341,622      319,837
                                                        -----------  ----------
                                                        30,698,772   29,184,124

Less:
    Loans in process                                       271,388       95,214
    Allowance for loan losses                              283,757      302,079
    Net deferred loan origination fees                     157,404      150,611
                                                        -----------------------

                                                      $ 29,986,223   28,636,220
                                                        ==========  ===========

Adjustable rate mortgages  included in the loans  receivable  balance above were
approximately   $113,000  and   $217,000  at   September   30,  1998  and  1997,
respectively.

Real estate loans serviced for others were approximately $74,000 and $77,000 at September 30, 1998 and 1997, respectively.

First mortgage loans pledged as collateral for public funds or for other funds on deposit with BFSB approximated $6,338,000 and $5,098,000 at September 30, 1998 and 1997, respectively.

A summary of activity in the allowance for loan losses is as follows:

                                                            1998         1997
                                                          --------  ---------

 Balance at beginning of year                          $  302,079     275,588
 Provision                                                 18,000          --
 Losses charged against the allowance                     (50,674)     (4,108)
 Recoveries of amounts previously charged off              14,352      30,599
                                                          -------   ---------

 Balance at end of year                                $  283,757     302,079
                                                          =======   =========



                                       -23-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997

Renegotiated loans for which interest has been reduced totaled approximately $21,000 and $52,000 at September 30, 1998 and 1997, respectively. The resulting impact on interest income is nominal.

BFSB is not committed to lend additional funds to debtors whose loans have been modified. BFSB's impaired loans, which include those loans currently reported as nonaccrual, amounted to approximately $256,000 and $225,000 at September 30, 1998 and 1997, respectively, and were not subject to a specific allowance for loan losses because of the estimated net realizable value of loan collateral, guarantees and other factors.

(5)    Accrued Interest Receivable
       Accrued interest receivable at September 30 is summarized as follows:

                                                      1998         1997
                                                    --------    ----------

      Investment securities                      $   268,639       285,597
      Mortgage-backed securities                      46,132        56,088
      Loans receivable                               223,688       217,097
                                                    --------    ----------

                                                 $   538,459       558,782
                                                    ========    ==========

(6)    Premises and Equipment

       Premises and equipment at September 30 is summarized as follows:

                                                      1998         1997
                                                    --------    ----------

      Land and building                          $   502,078       507,395
      Furniture, fixtures and equipment              324,721       418,048
                                                    --------    ----------
                                                     826,799       925,443
      Less accumulated depreciation                  429,261       482,120
                                                    --------    ----------

                                                 $   397,538       443,323
                                                    ========    ==========

(7)    Deposits

       Deposits at September 30 are summarized as follows:

                                                                  1998                      1997
                                      1998 weighted   -------------------------  ------------------------
                                       average rate      Amount        Percent     Amount        Percent
                                   -----------------  ------------    ---------  -----------    ---------
      NOW accounts and MMDA            3.00 to 4.75%  $  8,586,816       26.1% $  7,213,639       24.4%
      Passbook savings                 3.75 to 3.92      3,898,287       11.8     3,710,601       12.6
      Certificates of deposit, by
          interest rate                4.01 to 5.00      1,300,661        4.0       225,789         .8
                                       5.01 to 6.00     15,066,448       45.8    14,248,859       48.3
                                       6.01 to 7.00      4,031,456       12.2     3,980,021       13.5
                                       7.01 to 8.00         29,452         .1       127,434         .4
                                                        ------------  -------    ----------    -------
                                                        20,428,017       62.1    18,582,103       63.0
                                                        ------------  -------    ----------    -------

             Total deposits            4.99%          $ 32,913,120      100.0% $ 29,506,343      100.0%
                                                        ============  =======    ==========    =======

                                       -24-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997

Certificates of deposit and savings accounts of $100,000 or greater were approximately $7,000,000 and $4,700,000 at September 30, 1998 and 1997,
respectively. Amounts in excess of $100,000 are not insured by a federal agency.

Certificates of deposit at September 30, 1998 are scheduled to mature as follows:

 Due in:
     One year or less                              $ 15,633,771
     Greater than one year through three years        4,578,964
     Greater than three years through five years        215,282
                                                   ------------

                                                   $ 20,428,017
                                                   ============

Interest expense on deposits for the years ended September 30 is summarized as follows:

                                                        1998           1997
                                                   ------------   ------------

 NOW accounts and MMDA                             $    300,856        248,047
 Certificates of deposit and savings                  1,238,589      1,174,685
                                                   ------------   ------------

                                                   $  1,539,445      1,422,732
                                                   ============   ============

Accrued interest payable on deposits (included in accrued expenses and other liabilities) was approximately $146,000 and $115,000 at September 30, 1998 and 1997, respectively.


(8)    Advances From Federal Home Loan Bank

Advances from the Federal Home Loan Bank at September 30 are summarized as follows:

                                                           1998         1997
                                                        ----------   ----------

5.45% to 6.38% Fixed Rate Advances, interest payable
    monthly                                           $ 12,350,000   14,700,000
4.77% to 5.39% Putable Advances, put option
    exercisable quarterly, interest payable monthly
                                                         2,300,000    1,000,000
                                                        ----------   ----------

                                                      $ 14,650,000   15,700,000
                                                        ==========   ==========

At September 30, 1998, BFSB had a Cash Management Advance note with a maximum allowable advance of $3,023,000 maturing on June 10, 1999. There was no outstanding balance as of September 30, 1998 or 1997. BFSB did receive advances under the Cash Management Advance note of $1,750,000 and $1,400,000 during the years ended September 30, 1998 and 1997, respectively which were fully repaid prior to September 30, 1998 and 1997.


                                       -25-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997

Principal payments on advances from Federal Home Loan Bank subsequent to September 30, 1998 are as follows:

      Year ending September 30               Amount
                                          -----------

          1999                         $   11,050,000
          2000                                400,000
          2001                              1,900,000
          Thereafter                        1,300,000
                                          -----------

                                       $   14,650,000
                                          ===========

These advances are collateralized by the Federal Home Loan Bank stock held by the Company.

The weighted average interest rate on these advances was 5.67% and 5.81% at September 30, 1998 and 1997, respectively.


(9)    Income Taxes

Federal income tax expense for the years ended September 30 is summarized as follows:

                               1998              1997
                           -----------       -----------

      Current           $      313,622           381,034
      Deferred                  28,078           (39,208)
                           -----------       -----------

          Total         $      341,700           341,826
                           ===========       ===========

Income tax expense for the years ended September 30 differs from "expected" income tax expense (computed by applying the Federal corporate income tax rate of 34% to income before income taxes) as follows:

                                                             1998       1997
                                                         ----------  ----------

      Computed "expected" tax expense                 $     358,394    351,125
      Decrease resulting from tax exempt interest           (12,018)    (9,669)
      Other                                                   4,676        370
                                                         ----------  ---------

                                                      $     341,700    341,826
                                                         ==========  =========

                                       -26-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997

Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities at September 30 are as follows:

                                                              1998      1997
                                                          ---------  ---------

      Deferred tax assets:
          Deferred loan fees                            $    14,311     26,514
          Allowance for loan losses                          96,478    102,707
                                                          ---------  ---------
                 Gross deferred tax assets                  110,789    129,221
                                                          ---------  ---------

      Deferred tax liabilities:
          FHLB stock dividends                              171,904    149,090
          Tax bad debt reserve in excess of base year
             amount                                          39,499     52,665
          Prepaid deposit insurance premium                   3,140      3,142
          Unrealized gain on securities
             available-for-sale, net                        106,952     39,670
                                                          ---------  ---------
                 Gross deferred tax liabilities             321,495    244,567
                                                          ---------  ---------

                 Net deferred tax liability             $   210,706    115,346
                                                          =========  =========

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, at September 30, 1998 and 1997, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Retained earnings at September 30, 1998 includes approximately $398,000 which is essentially income offset by percentage of income bad debt deductions for income tax purposes prior to 1988 (the "Base Year Reserve"). This amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that the amount will be reduced and thereby result in taxable income in the foreseeable future. Under current tax regulations, management does not foresee any changes in its business or operations which would result in a recapture of the Base Year Reserve into taxable income. A deferred tax liability has been recognized by BFSB for the amount of the tax bad debt reserve in excess of the Base Year Reserve. The August 1996 tax legislation also requires this excess to be recaptured and included in taxable income over a six year period.


                                       -27-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997



(10)   Employee Benefit Plans

       Retirement Plan. BFSB has a non-contributory defined contribution retirement plan for all eligible employees. The retirement plan provides for a discretionary Bank contribution. BFSB elected to make no contribution to the retirement plan during the years ended September 30, 1998 and 1997.

       Employee Stock Ownership Plan (ESOP). Effective January 1, 1996 the Company's Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 64,000 shares of the Holding Company's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $640,000 from the Holding Company to fund the purchase, evidenced by a note receivable recorded by the Holding Company and secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments of approximately $11,400, bearing interest at prime (8.50% at September 30, 1998 and 1997), maturing February 2010. Contributions of cash or common stock are made from BFSB to the ESOP, the form of which is at the discretion of the Board of Directors. For financial reporting purposes, the unearned ESOP compensation is classified as a reduction of consolidated stockholders' equity and amounts paid to the Holding Company for interest have been eliminated in consolidation.

       BFSB records compensation expense equal to the fair value of shares at the date such shares are committed to be released. Shares are committed to be released on a straight-line basis over the term of the note receivable recorded by the Holding Company. Shares committed to be released are allocated to participant accounts after the end of each fiscal year. For the years ended September 30, 1998 and 1997, ESOP principal and interest payments of approximately $93,000 and $96,000, respectively, were funded by Bank contributions of approximately $67,000 and $70,000, respectively, to the ESOP. The remainder of the ESOP payments was funded by dividends on both allocated and unallocated ESOP shares. 4,571 shares were committed to be released to participant accounts during each of the years ended September 30, 1998 and 1997 and the fair value of the remaining shares to be released in future years was approximately $618,000 at September 30, 1998. BFSB recognized compensation expense relating to the ESOP of $71,049 and $59,950 during the years ended September 30, 1998 and 1997, respectively. The dividends on the unallocated ESOP shares are not recorded as cash dividends paid in the consolidated statements of stockholders' equity.

       Management Stock Bonus Plan (MSBP). On October 2, 1996, the Company's Board of Directors approved the MSBP. The terms of the MSBP provide for the award of up to 42,320 shares of common stock to certain officers and directors. Deferred compensation is recorded at the date of the stock award based on the fair value of the shares granted. Vesting in the grant occurs in five equal, annual installments and the related deferred compensation is expensed over the same period. For financial reporting purposes the unearned deferred compensation balance is classified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. During the year ended September 30, 1997, BFSB purchased 42,320 shares for the MSBP. On October 2, 1996, 24,122 shares were granted to officers and directors. During the year ended September 30, 1998, 3,386 of unvested shares were forfeited. BFSB recognized compensation expense for the MSBP of $51,114 and $59,461 for the years ended September 30, 1998 and 1997, respectively.


                                       -28-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997

Stock Option Plan. On October 2, 1996, the Company's Board of Directors approved the Stock Option Plan ("Stock Option Plan"). The terms of the Stock Plan provide for the granting of up to 105,800 shares of common stock to certain officers and directors. The Stock Option Plan provides for the granting of both incentive and non-incentive stock options. The terms of the options may not exceed 10 years from the date the options are granted. Incentive stock options granted to stockholders with more than 10% of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 110% of the fair market value at the grant date, and the term of the option may not exceed 5 years from the date of the grant.

Changes in shares issuable under options granted for the years ended September 30, 1998 and 1997 are summarized as follows:

                                           Options outstanding           Options exercisable
                                      ------------------------------   -----------------------
                                                        Weighted                    Weighted
                                                         average                     average
                                                        exercise                    exercise
                                          Shares          price          Shares       price
                                      -------------- ---------------   ----------   ----------
      Balance September 30, 1996             -         $     -                -     $      -

      Granted                             74,060           11.75              -            -
                                      ----------       ---------       ----------   ---------

      Balance September 30, 1997          74,060           11.75              -            -

      Became exercisable                     -               -              5,289       11.75

      Granted                              2,116           13.25              -            -

      Exercised                           (2,116)         (11.75)          (2,116)     (11.75)

      Canceled                            (8,464)         (11.75)             -            -
                                      ----------       ---------       ----------   ---------

      Balance September 30, 1998          65,596       $   11.80            3,173   $   11.75
                                      ==========       =========       ==========   =========

The per share weighted-average fair value of stock options granted during 1998 and 1997 was $2.55 and $2.05, respectively, determined on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
1998 expected dividend yield of 4%, risk-free interest rate of 4.73%, volatility ratio of .21, and expected life of 10 years; 1997 expected dividend yield of 4%, risk-free interest rate of 6.10%, volatility ratio of .13, and an expected life of 10 years.


                                       -29-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997

The Company applies Accounting Principles Bulletin Opinion No. 25 in accounting for its grants of options and no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options as determined above, the Company's net income and net income per share for the years ended September 30, 1998 and 1997 would have been as follows:

                                                            1998        1997
                                                          ---------  ---------

      Net income:    As reported                       $    712,400    690,895
                     Pro forma                              690,785    665,121
                                                          =========  =========

      Basic earnings per share:    As reported         $        .79        .73
                                   Proforma                     .77        .71
                                                          =========  =========

      Diluted earnings per share:      As reported              .77        .73
                                       Pro forma                .75        .70
                                                          =========  =========

Severance Agreements. Effective April 1996, BFSB entered into severance agreements with its executive officers. Such agreements have a term of three years and provide for payments to be made to the officers equal to three times average annual salary for the previous five years, in the event BFSB experiences a change in control. A change in control is defined as (1) a sale of more than 25% of the assets of BFSB or the Holding Company; (2) any merger or recapitalization whereby BFSB or the Holding Company is not the surviving entity; (3) a change in control as determined by the OTS; or (4) acquisition directly or indirectly of 25% or more of the voting stock of BFSB or the Holding Company by an individual, entity or group.


(11)   Earnings Per Share

The following table sets forth the compilation of basic and diluted earnings per share for the years ended September 30:

                                                                              1998        1997
                                                                            --------   ----------
      Number of shares on which basic earnings per share is calculated:
          Average outstanding shares during the fiscal year                  901,151      943,028

          Add:      Incremental shares under stock option plans               18,505        7,456
                    Incremental shares related to MSBP                         3,449        1,415
                                                                            --------   ----------

      Number of shares on which diluted earnings per share is calculated
                                                                             923,105      951,974
                                                                            ========   ==========

      Net income applicable to common stockholders                        $  712,400      690,895
                                                                            ========   ==========

      Basic earnings per share                                            $      .79          .73
                                                                            ========   ==========

      Diluted earnings per share                                          $      .77          .73
                                                                            ========   ==========


                                       -30-                        (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997


(12)   Regulatory Capital

BFSB is required to meet three capital requirements: a tangible capital requirement equal to not less than 1.5% of tangible assets (as defined in the regulations), a core capital requirement, comprised of tangible capital adjusted for supervisory goodwill and other defined factors, equal to not less than 3.0% of tangible assets, and a risk-based capital requirement equal to at least 8.0% of all risk-weighted assets. For risk-weighting, selected assets are given a risk assignment of 0% to 100%. BFSB's total risk-weighted assets at September 30, 1998 and 1997 were approximately $26,119,000 and $24,347,000, respectively.

The following table presents, as of September 30, the extent to which BFSB exceeds, in dollars and percent, the minimum capital requirements:

                                                                        Regulatory Capital
                                                                  (dollars rounded to thousands)
                                                  -------------------------------------------------------
                                                                            1998
                                                                         Approximate
                                                    Actual               Requirement            Excess
                                                  -----------------    -------------------   ------------
      Tangible capital:
          Dollar amount                        $  11,601,000                914,000           10,687,000
          Percentage of tangible assets                 19.1%                   1.5%                17.6%

      Core capital:
          Dollar amount                        $  11,601,000              1,825,000            9,776,000
          Percent of adjusted tangible assets
                                                        19.1%                   3.0%                16.1%

      Risk-based capital:
          Dollar amount                        $  11,884,000              2,090,000            9,794,000
          Percent of risk-weighted assets               45.5%                   8.0%                37.5%


                                                                      Regulatory Capital
                                                               (dollars rounded to thousands)
                                                  -------------------------------------------------------
                                                                            1997
                                                                         Approximate
                                                    Actual               Requirement            Excess
                                                  -----------------    -------------------   ------------
      Tangible capital:
          Dollar amount                        $  10,794,000                889,000            9,905,000
          Percentage of tangible assets                18.2%                    1.5%                16.7%

      Core capital:
          Dollar amount                        $  10,794,000              1,777,000            9,017,000
          Percent of adjusted tangible assets
                                                       18.2%                    3.0%                15.2%

      Risk-based capital:
          Dollar amount                        $  11,096,000              1,948,000            9,148,000
          Percent of risk-weighted assets              45.6%                    8.0%                37.6%

                                       -31-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997


Failure to comply with applicable regulatory capital requirements can result in capital directives from the director of the Office of Thrift Supervision (OTS), restrictions on growth, and other limitations on a savings bank's operations.

Consolidated stockholders' equity differs from BFSB's tangible, core, and risk-based capital at September 30 as a result of the following (dollars rounded to thousands):

                                                           1998        1997
                                                        -----------  ----------

      Consolidated stockholders' equity               $ 14,036,000   14,210,000
      Holding Company net assets                        (2,272,000)  (3,378,000)
                                                        -----------  ----------
          BFSB capital                                  11,764,000   10,832,000
      Unrealized gains on certain available-for-sale
          securities                                      (163,000)     (38,000)
                                                        -----------  ----------
      Tangible and core capital                         11,601,000   10,794,000
      Allowance for loan losses (limited to 1.25% of
          risk-weighted assets)                            283,000      302,000
                                                        -----------  ----------

                 Risk-based capital                   $ 11,884,000   11,096,000
                                                        ===========  ==========

In accordance with OTS regulations, at the time of conversion, BFSB restricted a portion of retained earnings by establishing a liquidation account. The liquidation account will be maintained for the benefit of eligible holders who continue to maintain their accounts in BFSB after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of BFSB, and only in such an event, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held.

In addition, savings banks that before and after proposed dividend distributions meet or exceed their fully phased-in capital requirements, may make capital distributions with prior notice to the OTS during any calendar year up to 100% of year-to-date net income plus 50% of the amount in excess of their fully phased-in capital requirements as of the beginning of the calendar year. However, the OTS may impose greater restrictions if an institution is deemed to be in need of more than normal supervision. BFSB currently exceeds its fully phased-in capital requirements and has been assessed as "well-capitalized" under the regulatory guidelines.


(13)   Financial Instruments With Off-Balance-Sheet Risk

       The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit risk.


                                       -32-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments outstanding at September 30, 1998 whose contract amounts represent credit risk are fixed-rate commitments to extend credit totaling approximately $821,000. These commitments generally contain a termination date of 30 days from the date the commitment is approved.


(14)   Fair Value of Financial Instruments

       The Company is required to disclose the fair value of financial instruments, whether recognized or not recognized on the balance sheet. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that both imposes a contractual obligation on one entity to deliver cash or another financial instrument to a second entity.

       Quoted market prices are used for fair value when available, but do not exist for some of the Company's financial instruments, primarily loans, time deposits and FHLB advances. The fair value of these instruments has been derived from the OTS Net Portfolio Value Model (OTS Model). The OTS Model primarily employs the static discounted cash flow method which estimates the fair value of loans and time deposits by discounting the cash flows the instruments are expected to generate by the yields currently available to investors on instruments of comparable risk and duration. Therefore, to calculate present value, the OTS Model makes assumptions about the size and timing of expected cash flows and appropriate discount rates. Different assumptions could materially change these instruments' estimated values.

       The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

              Financial Assets. Due to the liquid nature of the instruments, the carrying value of cash and cash equivalents and interest-bearing deposits approximates fair value. For all investment and mortgage-backed securities, the fair value is based upon quoted market prices. The fair value of loans receivable was obtained from the OTS Model. The fair value of accrued interest receivable approximates book value as the Company expects contractual receipt in the short-term. The fair value of FHLB stock approximates redemption value.

              Financial Liabilities. The fair value of NOW and demand accounts and non-term savings deposits approximates book values as these deposits are payable on demand. The fair value of time deposits was obtained from the OTS Model. The fair value of FHLB advances was obtained from the OTS Model. The fair value of accrued expenses and other liabilities approximates book value as the Company expects payment in the short-term.

              Off-Balance Sheet. Commitments made to extend credit represent commitments for loan originations, the majority of which are contracted for immediate sale and therefore no fair value adjustment is necessary.


                                       -33-                          (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997


              Limitations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding comparable market interest rates, future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

              Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred tax assets and liabilities and premises and equipment. In addition, the tax effect of the difference between the fair value and carrying value of financial instruments can have a significant effect on fair value estimates and have not been considered in the estimates presented herein.

The approximate book value and fair value of the Company's financial instruments as of September 30 are as follows:

                                                               1998                                     1997
                                              ---------------------------------------   ------------------------------------
                                                 Book value           Fair value           Book value           Fair value
                                              -----------------    ------------------   ------------------   ---------------
      Assets:
          Cash and cash equivalents        $     1,562,000            1,562,000            1,194,000            1,194,000
          Interest-bearing deposits                 99,000               99,000               99,000               99,000
          Investment and mortgage-backed
              securities
              available-for-sale                24,635,000           24,635,000           19,155,000           19,155,000
          Investment and mortgage-backed
              securities held-to-maturity
                                                 3,938,000            4,021,000            9,009,000            9,067,000
          Stock in Federal Home Loan Bank
                                                   917,000              917,000              802,000              802,000
          Loans receivable, net                 29,986,000           28,144,000           28,636,000           28,997,000
          Accrued interest receivable              538,000              538,000              559,000              559,000

      Liabilities:
          Deposits                              32,913,000           33,060,000           29,506,000           29,514,000
          Advances from Federal Home
              Loan Bank                         14,650,000           14,713,000           15,700,000           15,685,000
          Accrued expenses and other
              liabilities                          189,000              189,000              115,000              115,000
                                              ============      ===============      ===============      ===============




                                       -34-                          (Continued)

             CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997



(15)   Holding Company Information (Condensed)

       The summarized financial information for Crazy Woman Creek Bancorp Incorporated is presented below. Intercompany balances and transactions are noted parenthetically.

       Condensed Balance Sheets

                                                                                   September 30,
                                                                       ------------------------------------
                                                                          1998                 1997
                                                                       ------------         ----------
                                        Assets
                                        ------
      Cash (NOW account with BFSB)                                  $        68,486            89,864
      Investment in subsidiary                                           12,029,599        11,056,696
      Loan to BFSB                                                          674,000         2,174,000
      Loan to ESOP                                                          525,714           571,429
      Investment securities available-for-sale - mutual funds             1,100,220           659,902
      Income taxes receivable                                                10,800            -
      Other assets                                                           11,809             1,333
                                                                      -------------      ------------

              Total assets                                          $    14,420,628        14,553,224
                                                                      =============      ============

                         Liabilities and Stockholders' Equity

      Income taxes payable                                          $        -                  1,200
      Deferred tax liability                                                 23,161            19,921
      Dividends payable                                                      90,926            95,485
      Other liabilities                                                       4,801             2,000
      Stockholders' equity:
          Common stock                                                      105,800           105,800
          Additional paid-in capital                                     10,083,224        10,041,629
          Unearned ESOP/MSBP shares                                        (670,711)         (809,272)
          Retained earnings                                               6,736,570         6,377,093
          Unrealized gain on securities available-for-sale, net             207,612            77,007
          Treasury stock                                                 (2,160,755)       (1,357,639)
                                                                      -------------      ------------
              Total stockholders' equity                                 14,301,740        14,434,618
                                                                      -------------      ------------

              Total liabilities and stockholders' equity            $    14,420,628        14,553,224
                                                                      =============      ============

BFSB has  acquired  21,584  shares of  Holding  Company  common  stock  which is
reflected  as  treasury  stock  in  the  accompanying   consolidated   financial
statements.


                                       -35-                          (Continued)

             CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

                           September 30, 1998 and 1997


       Condensed Statements of Income

                                                                                         Year Ended September 30,
                                                                                     ------------------------------
                                                                                       1998                 1997
                                                                                     ----------       -------------
      Dividends on mutual funds                                                   $     31,290             2,060
      Interest income (ESOP loan and loan to BFSB)                                     134,460           245,041
      Management fee to BFSB                                                           (27,600)          (27,600)
      Other operating expenses                                                         (36,822)          (54,208)
                                                                                     ---------        ----------
          Income before equity in undistributed earnings of subsidiary and
             income taxes                                                              101,328           165,293
      Equity in undistributed earnings of subsidiary                                   645,572           581,702
                                                                                     ---------        ----------
          Income before income taxes                                                   746,900           746,995
      Income taxes                                                                      34,500            56,100
                                                                                     ---------        ----------

          Net income                                                              $    712,400           690,895
                                                                                     =========        ==========

       Condensed Statements of Cash flows
                                                                                        Year Ended September 30,
                                                                                     -----------------------------
                                                                                       1998               1997
                                                                                     --------------   ------------

      Net income                                                                  $    712,400           690,895
      Adjustments to reconcile net income to net cash provided by operating activities:
             Equity in undistributed earnings of subsidiary                           (645,572)         (581,702)
             Dividends reinvested                                                      (31,290)           (2,060)
             Decrease in income taxes                                                   (9,500)           (3,400)
             Increase in other liabilities                                                 301             2,000
             Increase on other assets                                                  (10,476)           (1,333)
                                                                                     ---------        ----------
                 Net cash provided by operating activities                              15,863           104,400
                                                                                     ---------        ----------

      Cash flows from investing activities:
          Principal payments on loan to BFSB                                         1,500,000         2,250,000
          Principal payments on ESOP note receivable                                    45,715            45,714
          Investment in mutual funds                                                  (399,500)         (599,250)
                                                                                     ---------        ----------
                 Net cash provided by investing activities                           1,146,215         1,696,464
                                                                                     ---------         ---------

      Cash flows from financing activities:
          Repurchase of common stock                                                  (827,979)       (1,357,639)
          Exercise of stock options                                                     24,863             -
          Cash dividends paid                                                         (380,340)         (407,594)
                                                                                  ------------     -------------
                 Net cash used in financing activities                              (1,183,456)       (1,765,233)
                                                                                  ------------     -------------

      Net increase (decrease) in cash                                                  (21,378)           35,631
      Cash at beginning of year                                                         89,864            54,233
                                                                                  ------------     -------------

      Cash at end of year                                                         $      68,486           89,864
                                                                                  =============    =============


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

   Deane D. Bjerke                                   Douglas D. Osborn

   Thomas J. Berry                                   Sandra K. Todd


                               Executive Officers

   Deane D. Bjerke                                   Arnold R. Griffith, Jr.
   President and Chief Executive Officer             Senior Vice President

                                 John B. Snyder
                   Vice President and Chief Financial Officer

                              Professional Advisors

   Corporate Counsel                    Special Counsel
   Kirven and Kirven                    Mailzia, Spidi, Sloane & Fisch, P.C.
   104 Fort Street                      One Franklin Square
   Buffalo, WY  82834                   1301 K Street, N.W., Suite 700 East
                                        Washington,  D.C. 20005

   Independent Auditors                 Transfer Agent and Registrar
   KPMG Peat Marwick LLP                American  Securities  Transfer  & Trust
   1000 First Interstate Center         Incorporated
   401 North 31st Street                1825 Lawrence Street, Suite 444
   Billings, MT  59103                  Denver, CO  80202

                                   Form 10-KSB

Crazy Woman Creek Bancorp Incorporated's Annual Report for the year ended September 30, 1998 filed with the Securities and Exchange Commission on Form 10-KSB, excluding exhibits, is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call the Corporate Secretary at the Company's Corporate Office in Buffalo, Wyoming. The Annual Meeting of Stockholders will be held on January 20, 1999 at 3:00 p.m. at the Company's main office located at 106 Fort Street, Buffalo, Wyoming.