Form 10KSB, Exhibit 13
period 1999-09-30
CRAZY WOMAN CREEK BANCORP INC
filed 1999-12-28
CIK 1005119

EXHIBIT 13

                            CRAZY WOMAN CREEK BANCORP
                                 INCORPORATED

                        -------------------------------

                               1999 ANNUAL REPORT

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
                               1999 ANNUAL REPORT

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------



Letter to Stockholders....................................................    1

Corporate Profile and Stock Market Information.............................   2

Financial Highlights......................................................    3

Management's Discussion and Analysis of
  Financial Condition and Results of Operations...........................    4

Independent Auditors' Report  ............................................   14

Consolidated Balance Sheets...............................................   15

Consolidated Statements of Income.........................................   16

Consolidated Statements of Stockholders' Equity and Comprehensive Income..   17

Consolidated Statements of Cash Flows.....................................   18

Notes to Consolidated Financial Statements................................   19

                     [CRAZY WOMAN CREEK BANCORP LETTERHEAD]






To Our Stockholders:



I am pleased to present our third annual report after the completion of our mutual to stock conversion in 1996. Since the conversion, the officers, directors, and staff have been dedicated to achieving goals leading to the enhancement of shareholder value. The continued payment of dividends and an additional repurchase of 5% of the outstanding shares are examples of the Board's and management's efforts to enhance returns.

The goals set by management for fiscal year 1999 included increasing deposits and loan originations. The goal to increase deposits was achieved, but loan originations declined. An addition of $1.344 million in deposits represents a 4% increase. Our loan originations declined from $11.542 million to $10.116 million despite management's efforts to originate loans. In addition, net earnings for the fiscal year ending September 30, 1999 were $689,700 compared to $712,400 in fiscal 1998. Total assets were $63.661 million compared to $62.153 million at the end of fiscal year 1998. Basic earnings per share was $0.81 at the end of the fiscal year.

During fiscal year 1999, the Board and management made a concentrated effort to be technologically prepared in response to the Year 2000 date change. Implementation of Year 2000 compliant software and hardware is complete. We have worked with various third parties on their efforts and although there can be no assurances, we do not expect any significant problems.

The officers and directors of Crazy Woman Creek Bancorp Incorporated are looking forward to the challenges that will be presented during fiscal year 2000. In addition to issues relating to the Year 2000, the industry is experiencing the prospects of declining interest margins, lower income levels, and the continued slowing of the world economy. The focus of management will be to continue increasing loan originations and growing deposits. The development of products and services will continue to be emphasized to benefit our customers and serve the financial needs of the community.

I wish to personally invite all stockholders to our annual meeting that is scheduled on January 26th at 3:00 p.m. at our office in Buffalo, Wyoming.

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
                                           HIGH         LOW        DIVIDENDS
                                           ----         ---        ---------

July 1, 1999 - September 30, 1999        $ 12.50     $ 11.56        $ 0.12
April 1, 1999 - June 30, 1999              13.88       11.88          0.10
January 1, 1999 - March 31, 1999           13.00       11.88          0.10
October 1, 1998 - December 31, 1998        15.50       11.94          0.10
July 1, 1998 - September 30, 1998          17.38       12.50          0.10
April 1, 1998 - June 30, 1998              20.00       16.63          0.10
January 1, 1998 - March 31, 1998           17.25       15.13          0.10
October 1, 1997 - December 31, 1997        15.68       14.75          0.10

Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions. The number of shareholders of record of common stock as of December 17, 1999, was approximately 238. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 17, 1999, there were 863,798 shares outstanding.

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


--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands except per share date)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
At or For the Year Ended September 30,                1999             1998            1997            1996             1995
--------------------------------------------------------------------------------------------------------------------------------
Loan receivable, net                                   $29,727         $29,986         $28,636          $25,859         $23,006
Mortgage-backed securities, held to maturity (4)            --           2,521           3,644            4,228           3,148
Investment securities, held to maturity (4)                 --           1,417           5,365            6,075           6,806
Investment and mortgage-backed
    securities, available for sale (4)                  29,479          24,635          19,155           13,365 (1)       2,230
Total assets                                            63,661          62,153          59,952           51,517 (1)      37,510
Deposits                                                34,257          32,913          29,506           29,371          28,209
FHLB advances                                           15,600          14,650          15,700            6,113           3,183
Total stockholders' equity                              13,356          14,036          14,210           15,508 (1)       5,857
Interest income                                          4,278           4,420           3,940            3,274 (1)       2,722
Interest expense                                         2,359           2,448           1,983            1,702           1,455
Net interest income                                      1,919           1,973           1,957            1,572           1,267
Provision for loan losses                                    6              18               -                -              42
Net income                                                 689             712             691              355 (2)         352
--------------------------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
At or For the Year Ended September 30,                1999             1998            1997            1996             1995
--------------------------------------------------------------------------------------------------------------------------------
Performance Ratios:
Return on average assets (net income
    divided by average total assets) (2)                  1.10%           1.16%           1.28%            0.80%           0.96%
Return on average equity (net income
    divided by average equity) (1) (2)                    4.95%           4.96%           4.74%            3.07%           6.10%
Average interest-earning assets to average
    interest-bearing liabilities (1)                    128.32%         130.65%         136.86%          133.47%         117.59%
Net interest income after provision for
    loan losses to average earning assets                 3.10%           3.25%           3.71%            3.47%           3.35%
Net interest rate spread                                  2.03%           2.03%           2.32%            2.26%           2.84%
Average equity to average assets ratio
    (average equity divided by average
    total assets) (1)                                    22.19%          23.46%          27.07%           25.50%          15.76%
Equity to assets at period end (1)                       20.98%          22.59%          23.70%           30.10%          15.61%
Non-performing assets to total assets                     0.22%           0.41%           0.38%            0.06%           0.33%
Non-performing loans to net loans                         0.23%           0.86%           0.79%            0.12%           0.30%
Allowance for loan losses, REO and other
    repossessed assets to non-performing
    assets                                               76.60%         110.66%         134.22%          862.50%         223.58%
Allowance for loan losses to net loans                    0.84%           0.92%           1.04%            1.06%           1.18%
Net charge-offs (recoveries) to total loans                              0.12%           (0.09%)          (0.01%)         (0.11%)
                                                          0.13%
Basic earnings per share (3)                            $ 0.81           $0.79           $0.73            $0.36             n/a
Diluted earnings per share (3)                          $ 0.80           $0.77           $0.73              n/a             n/a
Book value per share (3)                                $15.46          $15.44          $14.88           $14.66             n/a

-------------------------------------
(1) The change in fiscal 1996 is primarily due to the conversion from a mutual to a stock company in March 1996.
(2) Includes a one time assessment in fiscal year 1996 of $ 186,569 to recapitalize the SAIF.
(3) There were no shares outstanding prior to the consummation of the Company's initial public offering on March 29, 1996.
(4) As of October 1, 1998 all securities were classified as available for sale. The Company elected early implementation of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" - See discussion of SFAS 133 in "Management Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition".

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The Private Securities Litigation Reform act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in the discussion, the words "believe", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with opening new branches, the ability to control costs and expenses, and general economic conditions. The Company undertakes no obligation to publicly release the results of any revision to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

     The Company was formed in connection with the Bank's mutual-to-stock conversion that was consummated on March 29, 1996. The Company's assets are comprised of its investment in the Bank, loans to the Bank's Employee Stock Ownership Plan ("ESOP"), and shares held in three indexed mutual funds. The Bank's net earnings are dependent primarily on its net interest income, which is the difference between interest income earned on its interest-earning assets and interest expense paid on interest-bearing liabilities. For the year ended
September 30, 1999, the Bank's interest income was $4.278 million, or approximately 97.8% of gross earnings (i.e., interest income and non-interest income). The Bank's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. For the year ended September 30, 1999, the Bank's net interest rate spread was 2.03%. To a lesser extent, the Bank's net earnings also are affected by the level of non-interest income, which primarily consists of service charges and other operating income. In addition, net earnings are affected by the level of non-interest (general and administrative) expenses.

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

     To monitor the Bank's interest rate risk, the Bank also utilizes quarterly reports by the OTS which measure the Bank's interest rate risk by modeling the change in the Bank's net portfolio value ("NPV") over a variety of interest rate scenarios. NPV is defined as the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. Based on the September 30, 1999 report the Bank had a greater than "normal" level of interest rate risk. See also "- Impact of Inflation and Changing Prices."

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

                                  At September                            Year Ended September 30,
                                 ------------------------------------------------------------------------------------------
                                       30,
                                 ----------------  ------------------------------------------------------------------------
                                      1999                        1999                                 1998
                                 ----------------  ------------------------------------  ----------------------------------
                                                    Average                 Average       Average                 Average
                                   Yield/Cost       Balance     Interest   Yield/Cost     Balance    Interest    Yield/Cost
                                 ----------------  -----------  ---------  ------------ ------------ ----------  -----------
                                                                            (Dollars in Thousands)
Interest-earning assets:
   Loans receivable (1)                 8.07  %       $30,152     $2,382       7.90 %       $29,202     $2,412      8.26 %
   Securities
   available-for-sale:
     Mortgage-backed securities         5.52            9,838        606       6.16           9,549        635      6.65
     Investment securities              6.36           19,282      1,177       6.10          18,985      1,244      6.55
   Other interest-earning assets        5.30            2,425        113       4.66           2,321        129     5.56
                                                   -----------  ----------               -----------  ---------
     Total interest-earning             6.97           61,697       4,278      6.93          60,057      4,420      7.36
     assets                                        -----------  ----------               -----------  ---------
Non-interest-earning assets                             1,117                                 1,094
                                                   ===========                           ===========
   Total assets                                       $62,814                               $61,151
                                                   ===========                           ===========

Interest-bearing liabilities
   Interest checking                    3.65            8,739        322       3.68           7,593        301      3.96
   Time deposits/passbook               4.88           24,262      1,227       5.06          22,964      1,238      5.39
                                                   -----------  ---------                ----------- ----------
   Total deposit accounts               4.56           33,001      1,549       4.69          30,557      1,539      5.04
   FHLB advances                        5.19           15,078        810       5.37          15,413        908      5.89
                                                   -----------  ---------                ----------- ----------
     Total interest-bearing             4.76           48,079      2,359       4.91          45,970      2,447      5.33
       liabilities                                 -----------  ---------                ----------- ----------

Non-interest-bearing liabilities                          793                                   832
                                                   -----------                           -----------
   Total liabilities                                 $ 48,872                               $46,802
                                                   -----------                           -----------
   Total stockholders' equity                          13,942                                14,349
                                                   ===========                           ===========
   Total liabilities and
     stockholders' equity                             $62,814                               $61,151
                                                   ===========                           ===========
Net interest income                                               $1,919                                $1,973
                                                                =========                            ==========
Interest rate spread                                                           2.02 %                               2.03 %
                                                                            ========                             ========
Net interest margin                                                            3.11 %                               3.29 %
                                                                            ========                             ========
Ratio of average interest-earning assets
to average interest-bearing liabilities                                      128.32                               130.64 %
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

                                                                 Year ended September 30,
                                                                      1999 vs. 1998
                                                                Increase (Decrease) Due to
                                                                                   Rate/
                                               Volume             Rate            Volume              Net
                                            --------------    --------------   --------------    --------------
                                                                       In Thousands
Interest Income:

     Loans receivable                              $   78          $  (105)          $   (3)           $  (30)
     Securities available-for-sale:
       Mortgage-backed securities                      19              (47)              (1)              (29)
       Investment securities                           19              (85)              (1)              (67)
     Other interest-earning assets                      6              (21)              (1)              (16)
                                            --------------    --------------   --------------    --------------
         Total interest-earning assets            $   122          $  (258)          $   (6)          $  (142)
                                            ==============    ==============   ==============    ==============

Interest expense
     Deposit accounts                             $   124          $  (106)          $   (8)            $   10
     FHLB advances                                   (20)              (80)                2              (98)
                                            --------------    --------------   --------------    --------------
         Total interest-bearing                   $   104          $  (186)          $   (6)          $   (88)
         liabilities                        ==============    ==============   ==============    ==============

Net change in net interest income                  $   18          $   (72)           $   --          $   (54)
                                            ==============    ==============   ==============    ==============

Financial Condition

     The Company's assets increased by $1.508 million from $62.153 million at September 30, 1998 to $63.661 million at September 30, 1999. The growth in assets was primarily attributed to an increase in cash and cash equivalents and in investment and mortgage-backed securities available for sale. Asset growth was primarily funded through a $1.344 million increase in deposits.

     The Company's net investment in mortgage-backed and investment securities available for sale increased by $4.844 million from $24.635 million at September 30, 1998 to $29.479 million at September 30, 1999. Meanwhile, investment and mortgage-backed securities held to maturity decreased by $3.938 million. As of October 1, 1998 all securities were classified as available for sale. The Company elected early implementation of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities". The statement establishes accounting and reporting standards for all, existing and new, derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. SFAS 133 has no material impact on the Company's current financial statements except that it also allowed for a one-time reclassification of the investment portfolio from held-to-maturity, of $3.938 million, to either trading or available-for-sale, which the Company made at the date of adoption. The net effect on the balance sheet was an increase in total assets of $83,696, deferred tax liability of $28,457 and unrealized gains on securities available for sale of $55,239.

     The Company experienced a slight decline in loans. From September 30, 1998 to September 30, 1999 net loans receivable decreased from $29.986 million to $29.727 million, representing a decrease of $259,000 or 0.87%. Decline in share loans, home equity lines of credit and commercial real estate accounted for most of the change in loans.

     Deposits increased by $1.344 million from $32.913 million at September 30, 1998 to $34.257 million at September 30, 1999. Interest-bearing checking accounts (NOW and money market checking) increased by $473,000, business checking accounts increased $47,000, and passbook and certificates of deposits increased by $824,000. This increase in deposits was primarily used to purchase investment and mortgage-backed securities available-for-sale.

     The Company increased its level of borrowings from the FHLB of Seattle from $14.650 million at September 30, 1998 to $15.600 million at September 30, 1999. This represents an increase of $950,000. The increase in FHLB advances was primarily used to purchase investment and mortgage-backed securities available-for-sale. The Company utilizes FHLB advances to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the FHLB advances.

     Total stockholders' equity declined by $680,000 from $14.036 million at September 30, 1998 to $13.356 million at September 30, 1999 primarily as a result of stock repurchases. After obtaining regulatory approval, the Company repurchased a total of 45,463 shares of its common stock in May, June, and August of 1999. The purchases totaled $581,000. The change in the unrealized gain (loss) on investment securities and mortgage-backed securities available-for-sale further reduced stockholders' equity by $549,000. Stockholders' equity was further reduced by cash dividends declared during fiscal year 1999. These dividends totaled $0.42 per share or $346,000.

Non-performing Assets

     Non-performing assets totaled $141,000 at September 30, 1999 or 0.22% of total assets compared to $256,000 at September 30, 1998 or 0.41% of total assets. Non-performing assets are primarily comprised of loans secured by residential real estate. Included in non-performing assets is a $66,000 loan secured by commercial real estate, $2,000 in consumer loans and one residential real estate property owned by the Bank at $73,000. At September 30, 1998, the Company did not have any repossessed properties.

Comparison of Results of Operations for the Years Ended September 30, 1999 and 1998

     Net Income. For the year ended September 30, 1999 the Company posted net income of $689,000 or diluted earnings per share of $.80 compared to net income of $712,000 or diluted earnings per share of $.77 for the year ended September 30, 1998. Net income was lower in 1999 than in 1998 primarily as a result of declining net interest income. Net income was lower in 1999 even though average earning assets were higher in 1999 than in 1998. Average earning assets were higher in 1999 because of the increase in investment and mortgage-backed securities available-for-sale and FHLB deposits.

     Net Interest Income. Net interest income decreased by $54,000 from $1.973 million for the year ended September 30, 1998 to $1.919 million for the year ended September 30, 1999. The decrease in net interest income was primarily attributed to a decrease in the volume of interest earning assets to interest bearing liabilities. The ratio of interest earning assets to interest bearing liabilities decreased from 130.64% for the twelve month period ended September 30, 1998 to 128.32% for the same period in 1999. Also contributing to the decrease in net interest income was a slight decrease in the interest rate spread from 2.03% for the twelve month period ended September 30, 1998 to 2.02% for the twelve month period ended September 30, 1999.

     Interest Income. Total interest income decreased by $142,000 from $4.420 million for the year ended September 30, 1998 to $4.278 million for the year ended September 30,1999. The decrease in interest income was primarily caused by a decrease in the yield on average interest earning assets from 1998 to 1999. A decrease in the yield on average earning assets from 7.36% for the twelve month period ended September 30, 1998 to 6.93% for the same period in 1999 caused interest income to decrease by $258,000. During the twelve month period ended September 30, 1998 average interest earning assets totaled $60.057 million compared to $61.697 million for the same period in 1999. This increase in volume caused interest income to increase by $122,000 for the periods covered.

     Interest Expense. Deposit interest expense increased by $9,000 from $1.540 million for the year ended September 30, 1998 to $1.549 million for the year ended September 30, 1999 primarily as a result of an increase in the volume of interest bearing deposits, somewhat offset by a decrease in the cost of these funds. Average interest bearing deposits increased by $2.44 million from September 30, 1998 to September 30, 1999 contributing to the $124,000 increase in interest expense. An decrease in the cost of interest bearing deposits from 5.04% for the twelve month period ended September 30, 1998 to 4.69% for the twelve month period ended September 30, 1999 decreased interest expense by $106,000.

     FHLB advance interest expense decreased by $98,000 from $908,000 for the year ended September 30, 1998 to $810,000 for the year ended September 30, 1999, primarily from a lower interest rate on advances. Average FHLB advances decreased from $15.41 million for the twelve month period ended September 30, 1998 to $15.08 million for the twelve month period ended September 30, 1999. This decrease in volume caused interest expense to decrease by $20,000. A decrease in the cost of FHLB advances from 5.89% in 1998 to 5.37% 1999 accounted for a $80,000 decrease in interest expense.

     The total cost of average interest bearing liabilities was 4.91% for 1999 and 5.33% for 1998.

     Provision for Loan Losses. The provision for loan losses was $6,000 in 1999 and $18,000 in 1998. In 1999, recoveries totaled $30,000 while charge-offs totaled $71,000. Loan charge-offs were greater than recoveries in 1999 resulting in a net decrease in the allowance for loan loss of $35,000. Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current and prospective economic conditions, and independent appraisals. Any increase or decrease in the provision for loan losses has a corresponding negative or positive effect on net income. At September 30, 1999, the allowance represented 0.84% of net loans receivable as compared to 0.92% of loans receivable at September 30, 1998. Subsequent to year end there has been approximately $26,000 of loans recovered that had been written off during the year ended September 30, 1999.

     Assessment of the adequacy of the allowance for loan losses involves subjective judgments regarding future events, and thus, there can be no assurance that additional provisions for loan losses will not be required in future periods.

     Non-Interest Income. Non-interest income was $96,000 for the years ended September 30, 1999 and 1998. Customer service charges decreased by $4,000 as a result of less deposit account overdrafts. Other operating income increased by $10,000 as a result of fees associated with the loan portfolio. These fees increased due to the volume of refinancing and loan modifications. In 1999, losses on the sale of investment securities were $3,000. Meanwhile in 1998, gains on the sale of investment securities totaled $3,000.

     Non-Interest Expense. Non-interest expense was $997,000 for the years ended September 30, 1999 and 1998. Compensation and benefit expense was $11,000 higher in 1998 than in 1999 primarily as a result of general pay increases in 1999 offset by reduced costs associated with the Bank's ESOP and Management Stock Bonus Plan ("MSBP").

     Occupancy and equipment expenses declined by $9,000 from $89,000 for the year ended September 30, 1998 to $80,000 for the year ended September 30, 1999 due to a decline in building maintenance. Data processing costs increased during 1999 to $109,000 from $100,000 in 1998. Other operating expenses expense were $11,000 higher in 1999 than in 1998. There were no other significant changes in operating expenses.

     Income Taxes. The effective tax rates for 1999 and 1998 were 31.94% and 32.42%, respectively. There is no state income tax imposed on the Company.

Liquidity and Capital Resources

Primary source of income is dividends from the bank and are subject to regulatory provisions.

     The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short term borrowings. The required liquidity ratio currently is 5.0% and the Bank's liquidity ratio average was 63.93% at September 30, 1999 compared to 61.08% at September 30, 1998.

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

     During the years ended September 30, 1999 and 1998, the Bank had positive net cash flows of $913,000 and $780,000 from operating activities and $1.38 million and $1.21 million from financing activities, respectively. The Company, however, experienced negative net cash flows of $1.67 million and $1.62 million, respectively, from investing activities.

     The primary investing activity of the Bank is the origination of fixed-rate mortgages with maturities of less than 20 years and the purchase of investment securities. During fiscal 1999 and 1998, the Bank originated mortgage loans in the amounts of $10.12 million and $11.54 million, respectively. The proceeds from new deposits were used to fund such investment activities as the origination of loans and the purchase of investment securities available for sale.

     Net income, adjusted for the non-cash and non-operating items, was the primary source of cash flows from operating activities in both fiscal 1999 and 1998.

     During fiscal 1999 and 1998, investing activities used $1.67 million and $1.62 million, respectively, primarily to purchase investment securities and to fund the origination of loans. This use of cash was offset somewhat by maturities and calls of investment securities and the repayment of principal on loans.

     Changes in cash flows from financing activities during these periods have primarily been related to changes in deposits, borrowings, dividends paid and stock repurchases in 1999. The primary financing activities of the Bank are the attraction of deposits and borrowing funds from the FHLB of Seattle. During fiscal year 1999, deposits increased $1.34 million. The Bank also supplements its deposits with advances from the FHLB of Seattle to manage interest rate risk and to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the advances. During fiscal year 1999, FHLB advances increased by $950,000. The increases in deposits and FHLB advances were used to purchase investment securities and to fund loan originations. Generally, the cost of advances is greater than the cost of deposits.

     The Bank anticipates that it will have sufficient funds available to meet its current commitments. At September 30, 1999, the Bank had commitments to originate loans of $610,000. Certificates of deposit and State of Wyoming deposits which are scheduled to mature in less than one year at September 30, 1999 totaled $16.07 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.

Year 2000

     The Year 2000 problem exists because many computer programs use only the last two digits to refer to a year. This convention could affect date-sensitive calculations that treat "00" as the year 1900, rather than 2000. An additional issue is that 1900 was not a leap year, whereas the year 2000 is. Therefore, some programs may not properly provide for February 29, 2000. This anomaly could result is miscalculations when processing critical date-sensitive information after December 31, 1999.

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

     Year 2000 issues expose the Company to a number of risks, any one of which, if realized, could have a material adverse effect on the Bank's business, results of operations or financial condition. These risks include the possibility that, to the extent certain vendors fail to adequately address Year 2000 issues, the Bank may suffer disruptions in important services on which the Bank depends, such as telecommunications, electrical power, and data processing. Year 2000 issues could affect the Bank's liquidity, if customer withdrawals in anticipation of the Year 2000 are greater that expected, or if the Bank's lenders are unable to provide the Bank with funds when and as needed by the Company. Year 2000 issues also create additional credit risk to the Company insofar as the failure of the Company's customers and the counterparties to adequately address Year 2000 issues could increase the likelihood that these customers and counterparties become delinquent or default on the obligations to the Bank. In addition to increasing the Bank's risk exposure to problem loans, credit losses and liquidity problems, Year 2000 issues expose the Bank to increased risk of litigation losses and expenses relating to the foregoing. There are other Year 2000 risks besides those described above that may impact the Bank's business, results of operations and financial condition.

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

     During fiscal 1998, the Company adopted a Year 2000 Action Plan (the "Plan") and established a Year 2000 Committee (the "Committee"). The objectives of the Plan and the Committee are to prepare the Company for the new millennium. As recommended by the Federal Financial Institutions Examination Council ("FFIEC"), the Plan encompasses the following phases: Awareness, Assessment, Renovation, Validation and Implementation. These phases will enable the Company to identify risks, develop an action plan, perform adequate testing and complete certification that its processing systems will be Year 2000 ready. Execution of the Plan is currently on target. The Company has completed the Implementation phase, which included instituting Year 2000 ready software and hardware. Prioritization of the most critical applications has been addressed, along with contract and service agreements. The primary operating software for the Company is obtained and maintained by an external service center (the "Service Center"). The Company has maintained ongoing contact with the Service Center so that modification of the software for the Year 2000 readiness is a top priority. The Service Center is considered Year 2000 compliant as of September 30, 1999. The Service Center is completed with their Implementation phase. The Company has contacted all other major vendors and suppliers regarding their Year 2000 state of readiness. Each of these third parties has delivered written assurance to the Company that they are Year 2000 compliant. These third parties also supply, at least quarterly, an update of their progress. The Company has contacted and certified that all material customers and non-information technology suppliers are Year 2000 compliant.

     We are unable to test the Year 2000 readiness of our significant suppliers of utilities. We are relying on the utility companies' internal testing and representations to provide the required services that drive our data systems. Any failure of the utilities to adequately address the Year 2000 issues could result in the Bank being unable to service its customers on a timely basis. The Bank has arranged for a generator, to be on site during the rollover, which should provide electric power in the event any local electric utilities experience problems.

     Costs have been incurred due to the replacement of non-compliant computers and software. The Company does not anticipate that the related overall costs will be material in any single year. In total, the Company estimated that its cost for compliance will amount to approximately $20,000 over the three year period from 1998-2000, of which approximately $18,000 was incurred as of September 30, 1999. The Company does not separately track the internal personnel costs incurred for the Year 2000 compliance. No assurance can be given that the Year 2000 Compliance Plan will be completed successfully by the Year 2000, in which event the Company could incur significant costs. If the Service Center is unable to resolve the potential problem in time, the Company would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the financial statements of the Company.

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

     Despite the best efforts of management to address this issue, the vast number of external entities that have direct and indirect business relationships with the Bank, such as customers, vendors, payment systems providers and other financial institutions, makes it impossible to assure that a failure to achieve compliance by one or more of these entities would not have a material adverse impact on the operations of the Bank.

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

                          Independent Auditors' Report



The Board of Directors and Stockholders
Crazy Woman Creek Bancorp Incorporated:


We have audited the accompanying consolidated balance sheets of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                /s/ KPMG LLP



Billings, Montana
October 29, 1999

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                           Consolidated Balance Sheets

                           September 30, 1999 and 1998

                               Assets                                          1999                  1998
                               ------                                 ------------------    ------------------

Cash and cash equivalents                                             $      2,189,233             1,561,535
Interest bearing deposits                                                           --                99,000
Investment and mortgage-backed securities
      available-for-sale                                                    29,479,115            24,635,379
Investment and mortgage-backed securities held-to-
     maturity (estimated market value of $4,021,391 at
     September 30, 1998)                                                            --             3,937,696
Stock in Federal Home Loan Bank of Seattle, at cost                            987,700               917,100
Loans receivable, net                                                       29,727,123            29,986,223
Accrued interest receivable                                                    521,598               538,459
Premises and equipment, net                                                    544,312               397,538
Other real estate owned                                                         73,000                    --
Income tax receivable                                                               --                38,597
Deferred income taxes                                                           62,301                    --
Other assets                                                                    76,628                42,120
                                                                         ------------------    ------------------

                                                                      $     63,661,010            62,153,647
                                                                         ==================    ==================

                Liabilities and Stockholders' Equity
                ------------------------------------

Liabilities:
     Deposits                                                         $     34,257,336            32,913,120
     Advances from Federal Home Loan Bank                                   15,600,000            14,650,000
     Advance payments by borrowers for taxes and insurance                      68,934                64,438
     Income taxes payable                                                        7,172                    --
     Deferred income taxes                                                          --               210,706
     Dividends payable                                                         103,656                90,926
     Accrued expenses and other liabilities                                    267,711               188,728
                                                                         ------------------    ------------------

           Total liabilities                                                50,304,809            48,117,918

Stockholders' equity:
     Preferred stock, par value $.10 per share, 2,000,000
        shares authorized; none issued and outstanding                               --                     --
     Common stock, par value $.10 per share, 5,000,000
        shares authorized; 1,058,000 issued                                    105,800               105,800
     Additional paid-in capital                                             10,096,435            10,083,224
     Unearned ESOP/MSBP shares                                                (576,665)             (670,711)
     Retained earnings                                                       7,080,054             6,736,570
     Accumulated other comprehensive income (loss), net                       (341,126)              207,612
     Treasury stock at cost, 173,466 and 128,003 shares
        at September 30, 1999 and 1998, respectively                        (3,008,297)           (2,426,766)
                                                                         ------------------    ------------------

           Total stockholders' equity                                       13,356,201            14,035,729
                                                                         ------------------    ------------------

                                                                      $     63,661,010            62,153,647
                                                                         ==================    ==================


See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                        Consolidated Statements of Income

                     Years ended September 30, 1999 and 1998

                                                                               1999                  1998
                                                                         ------------------    ------------------

Interest income:
     Loans receivable                                                 $      2,382,028             2,412,177
     Mortgage-backed securities                                                605,899               635,229
     Investment securities                                                   1,176,831             1,243,968
     Other interest-earning assets                                             113,246               128,930
                                                                         ------------------    ------------------
           Total interest income                                             4,278,004             4,420,304

Interest expense:
     Deposits                                                                1,548,345             1,539,445
     Advances from Federal Home Loan Bank                                      810,346               908,274
                                                                         ------------------    ------------------
           Total interest expense                                            2,358,691             2,447,719
                                                                         ------------------    ------------------
           Net interest income                                               1,919,313             1,972,585

Provision for loan losses                                                        6,000                18,000
                                                                         ------------------    ------------------
           Net interest income after provision for loan losses               1,913,313             1,954,585
                                                                         ------------------    ------------------
Non-interest income:
     Customer service charges                                                   46,256                49,881
     Other operating income                                                     53,397                43,034
     Gain (loss) on sale of securities, net                                     (3,155)                3,417
                                                                         ------------------    ------------------
           Total non-interest income                                            96,498                96,332
                                                                         ------------------    ------------------
Non-interest expense:
     Compensation and benefits                                                 523,205               533,883
     Occupancy and equipment                                                    79,915                88,753
     FDIC/SAIF deposit insurance premiums                                       18,926                18,552
     Advertising                                                                36,017                36,446
     Data processing services                                                  108,462                99,866
     Professional fees                                                          71,820                74,794
     Other                                                                     158,136               144,523
                                                                         ------------------    ------------------
           Total non-interest expense                                          996,481               996,817
                                                                         ------------------    ------------------
           Income before income taxes                                        1,013,330             1,054,100
Income tax expense                                                             323,642               341,700
                                                                         ------------------    ------------------
           Net income                                                 $        689,688               712,400
                                                                         ==================    ==================
Basic earnings per share                                              $           0.81                  0.79
                                                                         ==================    ==================
Diluted earnings per share                                            $           0.80                  0.77
                                                                         ==================    ==================


See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

    Consolidated Statements of Stockholders' Equity and Comprehensive Income

                     Years ended September 30, 1999 and 1998

                                                                        Unearned               Accumulated
                                                           Additional     ESOP/                   other                   Total
                                                  Common    paid-in       MSBP     Retained    comprehensive Treasury  stockholders'
                                                  stock     capital      shares    earnings    income (loss)  stock      equity
                                                  -------  ----------  ---------   ---------    ---------    ---------  ----------
Balance at September 30, 1997                   $ 105,800  10,041,629  (809,272)   6,377,093      77,007   (1,581,918)  14,210,339

Comprehensive income:
     Net income                                      --          --        --        712,400        --           --        712,400
     Unrealized gain on securities
        available-for-sale, net of
        reclassification adjustment                  --          --        --           --       130,605         --        130,605
                                                                                                                       -----------
           Total comprehensive income             843,005

Repurchase of 47,700 shares of common stock          --          --        --           --          --       (827,979)    (827,979)
Tax benefit from stock related compensation          --        13,507      --           --          --           --         13,507
Stock options exercised                              --          --        --           --          --         24,863       24,863
3,386 MSBP shares forfeited                          --          --      41,732         --          --        (41,732)        --
ESOP shares committed to be released                 --        28,088    45,715         --          --           --         73,803
MSBP shares vested                                   --          --      51,114         --          --           --         51,114
Cash dividends declared ($.40 per share)             --          --        --       (352,923)       --           --       (352,923)


Balance at September 30, 1998                     105,800  10,083,224  (670,711)   6,736,570     207,612   (2,426,766)  14,035,729
                                                  -------  ----------  ---------   ---------    ---------  -----------  ----------
Comprehensive income:
     Net income                                      --          --        --        689,688        --           --        689,688
     Unrealized loss on securities
       available-for-sale, net of
       reclassification adjustment                   --          --        --           --      (548,738)        --       (548,738)
                                                                                                                       ------------
         Total comprehensive income                                                                                        140,950

Repurchase of 45,463 shares of common stock          --          --        --           --          --       (581,531)    (581,531)
Tax benefit from stock related compensation          --           696      --           --          --           --            696
ESOP shares committed to be released                 --        12,515    45,714         --          --           --         58,229
MSBP shares vested                                   --          --      48,332         --          --           --         48,332
Cash dividends declared ($.42 per share)             --          --        --       (346,204)       --           --       (346,204)
                                                  -------  ----------  ---------   ---------    ---------  -----------  ----------
Balance at September 30, 1999                   $ 105,800  10,096,435  (576,665)   7,080,054    (341,126)  (3,008,297)  13,356,201
                                                  =======  ==========  ========    =========    ========   ==========   ==========


See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                     Years ended September 30, 1999 and 1998

                                                                   1999            1998
                                                             ------------    ------------
Cash flows from operating activities:
     Net income                                              $    689,688         712,400
     Adjustments to reconcile net income to net cash
        provided by operating activities:
           Provision for loan losses                                6,000          18,000
           Amortization of premiums and discounts on
              investment securities, net                           21,389          10,462
           Federal Home Loan Bank stock dividend                  (70,600)        (67,100)
           Depreciation                                            50,040          51,037
           Loss (gain) on sale of securities                        3,155          (3,417)
           Gain on sale of foreclosed real estate                  (2,711)           --
           Mututal funds dividends reinvested                     (40,893)        (31,291)
           Deferred loan origination fees, net                     32,032           6,793
           Loss on sale of premises and equipment                     962           2,877
           ESOP shares committed to be released                    58,229          73,803
           MSBP compensation expense                               48,332          51,114
           Change in:
              Accrued interest receivable                          16,861          20,323
              Other assets                                        (34,508)         13,398
              Income taxes payable                                 46,465        (193,700)
              Deferred income taxes                                 9,676          41,585
              Accrued expenses and other liabilities               78,983          73,455
                                                             ------------    ------------

                 Net cash provided by operating activities        913,100         779,739
                                                             ------------    ------------

Cash flows from investing activities:
     Decrease in interest-bearing deposits                         99,000            --
     Purchases of securities available-for-sale               (13,970,624)    (25,352,022)
     Proceeds from maturities, calls and prepayments of
        securities available-for-sale                          11,290,012      18,118,582
     Proceeds from sales of securities available-for-sale         959,500       1,979,955
     Proceeds from maturities and calls of securities
         held-to-maturity                                            --         5,066,702
     Purchase of Federal Home Loan Bank stock                        --           (48,500)
     Origination of loans receivable                          (10,115,804)    (11,542,319)
     Repayment of principal on loans receivable                10,178,740      10,167,523
     Purchases of premises and equipment                         (197,776)         (8,129)
     Proceeds from sale of foreclosed real estate                  87,843            --
                                                             ------------    ------------

                 Net cash used in investing activities         (1,669,109)     (1,618,208)
                                                             ------------    ------------

Cash flows from financing activities:
     Net increase in deposits                                   1,344,216       3,406,777
     Advances from Federal Home Loan Bank                      23,100,000      11,650,000
     Repayment of advances from Federal Home Loan Bank        (22,150,000)    (12,700,000)
     Net change in advances from borrowers for taxes
        and insurance                                               4,496          10,050
     Exercise of stock options                                       --            24,863
     Repurchase of common stock                                  (581,531)       (827,979)
     Dividends paid to stockholders                              (333,474)       (357,482)
                                                             ------------    ------------

                 Net cash provided by financing activities      1,383,707       1,206,229
                                                             ------------    ------------

Net increase in cash and cash equivalents                         627,698         367,760
Cash and cash equivalents at beginning of year                  1,561,535       1,193,775
                                                             ------------    ------------

Cash and cash equivalents at end of year                     $  2,189,233       1,561,535
                                                             ============    ============

Cash paid during the year for:
     Interest                                                $  2,375,000       2,416,000
     Income taxes                                                 278,000         494,000
                                                             ============    ============


See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998


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

                                       19                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998



     determines the appropriate classification of investment and mortgage-backed securities as either available-for-sale or held-to-maturity at the purchase date.

     The carrying value of debt securities is adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities. Upon realization, gains and losses from the sale of securities are included in earnings using the specific identification method. Declines in the fair value of securities below carrying value that are other then temporary are charged to expense as realized losses and the related carrying value is reduced to fair value.


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

     The Company also provides an allowance for losses on specific loans which are deemed to be impaired. Groups of small balance homogeneous basis loans (generally the Company's consumer loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the allowance for possible loan losses is increased through a charge to expense for the amount of the impairment. For all non-consumer loans, impairment is measured based on the value of the underlying collateral. The value of the underlying collateral is determined by reducing the collateral's estimated current value by anticipated selling costs. The Company recognizes interest income on impaired loans only to the extent that cash payments are received.


                                       20                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998


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


     Other Real Estate Owned

     Other real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized, and expenses of holding foreclosed properties are charged to operations as incurred.


     Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of 39 years for the building and 5 to 7 years for furniture, fixtures and equipment.


     Long-Lived Assets

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or circumstances indicate the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. No long-lived assets were identified as impaired as of September 30, 1999 or 1998.


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


                                       21                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998


     Earnings Per Share

     Basic earnings per share (EPS) is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period less unvested management stock bonus plan, treasury stock and unallocated ESOP shares. Diluted earnings per share is calculated by dividing such net income by the weighted average number of common shares used to compute basic EPS plus the incremental amount of potential common stock determined by the treasury stock method.


     Comprehensive Income

     The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," effective October 1, 1998. SFAS No. 130 requires companies to report comprehensive income which includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of comprehensive income is unrealized gains and losses on available-for-sale securities. SFAS No. 130 requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFS No. 130.


     Derivative Instruments

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company adopted the provisions of SFAS No. 133 effective October 1, 1998. Under a one-time opportunity provided for upon adoption of the statement, the Company reclassified all of its held-to-maturity securities, with an amortized cost of approximately $3,938,000 as available-for-sale. The net effect of this reclassification was an increase in total assets of approximately $84,000, deferred tax liabilities of approximately $29,000 and accumulated other comprehensive income of approximately $55,000.

                                       22                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998


(2)  Investment and Mortgage-Backed Securities Available-for-Sale

     The amortized cost,  unrealized gains and losses, and estimated fair values
     of  investment  and  mortgage-backed   securities   available-for-sale   at
     September 30 are as follows:

                                                                      Gross                Gross              Estimated
                                               Amortized            unrealized           unrealized              fair
               1999                              cost                 gains                 losses               value
                                          ---------------------------------------------------------------------------------

       U.S. agency obligations         $      15,748,663                -                (602,820)          15,145,843
       Municipal securities                    2,032,759               7,470              (94,793)           1,945,436
       Mutual funds                            1,072,995             348,145              (12,369)           1,408,771
       Mortgage-backed securities:
           GNMA certificates                   4,001,675              18,475              (81,443)           3,938,707
           FHLMC certificates                  3,949,294              12,781              (71,052)           3,891,023
           REMIC certificates                    718,594                -                 (26,589)             692,005
           FNMA certificates                   2,471,992              13,344              (28,006)           2,457,330
                                          -----------------    ------------------   ------------------   ------------------
                                              11,141,555              44,600             (207,090)          10,979,065
                                          -----------------    ------------------   ------------------   ------------------
                                       $      29,995,972             400,215             (917,072)          29,479,115
                                          =================    ==================   ==================   ==================

                                                                     Gross                Gross              Estimated
                                             Amortized            unrealized           unrealized              fair
                 1998                           cost                 gains               losses                value
                                          ---------------------------------------------------------------------------------

      U.S. agency obligations          $      16,286,927              168,270                -              16,455,197
      Municipal securities                     1,084,511               13,732                -               1,098,243
      Mutual funds                             1,032,100               68,120                -               1,100,220
      Mortgage-backed securities:
          GNMA certificates                    2,744,944               24,669                (729)           2,768,884
          FHLMC certificates                     872,359               33,903                -                 906,262
          REMIC certificates                   2,299,974                9,114              (2,515)           2,306,573
                                         -----------------    ------------------   -----------------   ------------------
                                               5,917,277               67,686              (3,244)           5,981,719
                                         -----------------    ------------------   ------------------   ------------------

                                      $       24,320,815              317,808              (3,244)          24,635,379
                                         =================    ==================   ==================   ==================

     The REMICs consist of two certificates and five certificates at September 30, 1999 and 1998, respectively, which are backed by the FNMA or the FHLMC.

                                       23                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998

     Maturities of securities available-for-sale (other than equity securities) at September 30, 1999 are shown below. Mortgage-backed securities are included in this maturity schedule based on current estimates of their expected average lives.

                                                                                               Estimated
                                                                     Amortized                   Fair
                                                                       Cost                      Value
                                                               ----------------------    ----------------------

      Due within one year                                   $           575,000                   572,803
      Due after one year through five years                          10,236,907                10,112,083
      Due after five years through ten years                         16,252,857                15,616,093
      Due after ten years                                             1,858,213                 1,769,365
                                                               ----------------------    ----------------------

                                                            $        28,922,977                28,070,344
                                                               ======================    ======================

     Gross realized losses on the sale of investment and mortgage-backed securities available-for-sale were $3,155 during the year ended September 30, 1999. Gross realized gains on the sale of investment and mortgage-backed securities available-for-sale were $3,417 during the year ended September 30, 1998.

     The Company has not entered into any interest rate swaps, options or future contracts. All of the U.S. agency obligations and municipal securities at September 30, 1999 have call features.


(3)  Investment and Mortgage-Backed Securities Held-to-Maturity

     The amortized cost, unrealized gains and losses, and estimated fair values of investment and mortgage-backed securities held-to-maturity at September 30, 1998 are summarized as follows:

                                                                         Gross                Gross              Estimated
                                                 Amortized            unrealized           unrealized              fair
                                                    cost                 gains               losses                value
                                              ---------------------------------------------------------------------------------

           U.S. agency obligations         $          845,000                3,888                -                  848,888
           Municipal securities                       571,632               12,162               (1)                 583,793
           Mortgage-backed securities:
               FNMA certificates                      542,469               14,270                -                  556,739
               GNMA certificates                      996,320               28,545                -                1,024,865
               FHLMC certificates                     982,275               24,831                -                1,007,106
                                              -----------------    ------------------   ------------------   ------------------
                                                    2,521,064               67,646                -                2,588,710
                                              -----------------    ------------------   ------------------   ------------------

                                           $        3,937,696               83,696               (1)               4,021,391
                                              =================    ==================   ==================   ==================

     No gains or losses were realized on the sale of investment and mortgage-backed securities held-to-maturity during the year ended September 30, 1998. Amortized cost of the securities sold in fiscal 1998 was approximately $500,000.

                                       24                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998

(4)  Loans Receivable,  Net
     Loans receivable, net at September 30 are summarized as follows:

                                                                       1999                      1998
                                                              ----------------------    ----------------------
      Real estate mortgage loans, including commercial
          real estate                                       $        26,498,786                25,954,351
      Real estate construction loans                                    473,249                   396,637
      Consumer loans                                                  1,497,907                 1,505,776
      Home equity loans                                                 836,961                 1,465,238
      Commercial and agricultural loans                                 877,112                 1,035,148
      Savings account and other loans                                   181,112                   341,622
                                                               ----------------------    ----------------------
                                                                     30,365,127                30,698,772
      Less:
          Loans in process                                              199,653                   271,388
          Allowance for loan losses                                     248,915                   283,757
          Net deferred loan origination fees                            189,436                   157,404
                                                               ----------------------    ----------------------

                                                            $        29,727,123                29,986,223
                                                               ======================    ======================

     Adjustable rate mortgages included in the real estate loans receivable balance above were approximately $67,000 and $113,000 at September 30, 1999 and 1998, respectively.

     Real estate loans serviced for others were approximately $70,000 and $74,000 at September 30, 1999 and 1998, respectively.

     First mortgage loans pledged as collateral for public funds or for other funds on deposit with BFSB were approximately $7,445,000 and $6,338,000 at September 30, 1999 and 1998, respectively.

     A summary of activity in the allowance for loan losses is as follows:

                                                                       1999                      1998
                                                               ----------------------    ----------------------

      Balance at beginning of year                          $         283,757                   302,079
      Provision                                                         6,000                    18,000
      Losses charged against the allowance                            (71,250)                  (50,674)
      Recoveries of amounts previously charged off                     30,408                    14,352
                                                               ----------------------    ----------------------

      Balance at end of year                                $         248,915                   283,757
                                                               ======================    ======================

     BFSB is not committed to lend additional funds to debtors whose loans have been modified. BFSB's impaired loans, which include those loans currently reported as nonaccrual, amounted to approximately $68,000 and $256,000 at September 30, 1999 and 1998, respectively, and were not subject to a specific allowance for loan losses because of the estimated net realizable value of loan collateral, guarantees and other factors.

                                       25                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998

     During the year ended September 30, 1999 the Bank foreclosed on property securing three loans. The net book value of the loans at the time of foreclosure was $260,237. The Bank subsequently sold two of the properties in exchange for loans of $102,105 and cash. There was a $2,711 gain recognized on the sales.

(5) Accrued Interest Receivable Accrued interest receivable at September 30 is summarized as follows:

                                                                       1999                      1998
                                                               ----------------------    ----------------------
      Investment securities                                 $          267,583                   268,639
      Mortgage-backed securities                                        61,015                    46,132
      Loans receivable                                                 193,000                   223,688
                                                               ----------------------    ----------------------
                                                            $          521,598                   538,459
                                                               ======================    ======================

(6)    Premises and Equipment

       Premises and equipment at September 30 is summarized as follows:

                                                                       1999                      1998
                                                               ----------------------    ----------------------
      Land and building                                     $          661,603                   502,078
      Furniture, fixtures and equipment                                352,538                   324,721
                                                               ----------------------    ----------------------
                                                                     1,014,141                   826,799
      Less accumulated depreciation                                    469,829                   429,261
                                                               ----------------------    ----------------------
                                                            $          544,312                   397,538
                                                               ======================    ======================

(7)    Deposits

       Deposits at September 30 are summarized as follows:

                                            Weighted                       1999                              1998
                                                               ------------------------------    ------------------------------
                                          average rate            Amount          Percent           Amount          Percent
                                      ----------------------   --------------   -------------    -------------    -------------
      Demand, NOW and MMDA
          accounts                            3.39%          $    9,106,554         26.6%     $     8,586,816         26.1%
      Passbook savings                        3.63%               3,682,765         10.8            3,898,287         11.8

      Certificates of deposit, by         4.01 to 5.00%           6,223,147         18.2            1,300,661          4.0
          interest rate                   5.01 to 6.00           13,553,444         39.5           15,066,448         45.8
                                          6.01 to 7.00            1,691,426          4.9            4,031,456         12.2
                                          7.01 to 8.00               -               -                 29,452           .1
                                                               --------------   -------------    -------------    -------------
             Total certificates of
                deposit                                          21,468,017         62.6           20,428,017         62.1
                                                               --------------   -------------    -------------    -------------
             Total deposits                                 $    34,257,336        100.0%     $    32,913,120        100.0%
                                                               ==============   =============    =============    =============

    Certificates of deposit and savings accounts of $100,000 or greater were approximately $7,700,000 and $7,000,000 at September 30, 1999 and 1998,
     respectively. Amounts in excess of $100,000 are not insured by a federal agency.

                                       26                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998

     Certificates of deposit at September 30, 1999 are scheduled to mature as follows:

      Year ending September 30                                        Amount
                                                               ----------------------

          2000                                              $        16,068,398
          2001                                                        3,192,405
          2002                                                        1,508,238
          2003                                                          698,976
                                                               ----------------------

                                                            $        21,468,017
                                                               ======================

     Interest expense on deposits for the years ended September 30 is summarized as follows:

                                                                       1999                      1998
                                                               ----------------------    ----------------------

      NOW accounts and MMDA                                 $          321,877                   300,856
      Certificates of deposit and savings                            1,226,468                 1,238,589
                                                               ----------------------    ----------------------

                                                            $        1,548,345                 1,539,445
                                                               ======================    ======================

     Accrued interest payable on deposits (included in accrued expenses and other liabilities) was approximately $130,000 and $146,000 at September 30, 1999 and 1998, respectively.


(8)  Advances From Federal Home Loan Bank

     Advances from the Federal Home Loan Bank at September 30 are summarized as follows:

                                                                       1999                     1998
                                                               ---------------------    ----------------------

      4.98% to 6.38% Fixed Rate Advances, interest payable
          monthly                                           $         4,400,000               12,350,000
      4.53% to 5.45% Putable Advances, put option
          exercisable quarterly, interest payable monthly
                                                                     11,200,000                2,300,000
                                                               ---------------------    ----------------------

                                                            $        15,600,000               14,650,000
                                                               =====================    ======================

     At September 30, 1999, BFSB had a Cash Management Advance note with a maximum allowable advance of $3,068,250 maturing on June 10, 2000. There was no outstanding balance as of September 30, 1999 or 1998. BFSB did receive advances under the Cash Management Advance note of $4,600,000 and $1,750,000 during the years ended September 30, 1999 and 1998, respectively which were fully repaid prior to September 30, 1999 and 1998.

                                       27                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998

     Contractual principal payments on advances from Federal Home Loan Bank subsequent to September 30, 1999 are as follows:

      Year ending September 30                                        Amount
                                                               ----------------------

          2000                                              $        11,700,000
          2001                                                        2,200,000
          2002                                                        1,700,000
                                                               ----------------------

                                                            $        15,600,000
                                                               ======================

     These advances are collateralized by certain mortgage loans and by the Federal Home Loan Bank stock held by the Company.

     The weighted average interest rate on these advances was 5.15% and 5.67% at September 30, 1999 and 1998, respectively.

(9)  Comprehensive Income

     A summary of the reclassification amounts and related tax effects for comprehensive income follows:

                                                                                Year Ended September 30,
                                                                     ------------------------------------------------
                                                                             1999                      1998
                                                                     ----------------------    ----------------------
     Disclosure of reclassification amount:
       Unrealized and realized holding gains (losses) arising
         during the period, net of income tax expense
         (benefit) of $(312,212) and $68,443 in 1999 and
         1998, respectively                                  $         (606,059)                  132,860
       Effect of adoption of SFAS No. 133, net of income tax
         expense of $28,457                                              55,239                      -
       Less reclassification adjustment for gains (losses)
         included in net income, net of income tax expense
         (benefit) of $(1,072) and $1,162 in 1999 and 1998,
         respectively                                                    (2,082)                    2,255
                                                                ----------------------    ---------------------
          Net change in unrealized gain (loss) on
              available-for-sale investment securities       $         (548,738)                  130,605
                                                                ======================    =====================

(10)   Income Taxes

     Federal income tax expense for the years ended September 30 is summarized as follows:

                                                                       1999                      1998
                                                               ----------------------    ----------------------

      Current                                               $          313,966                   300,115
      Deferred                                                           9,676                    41,585
                                                               ----------------------    ----------------------

          Total                                             $          323,642                   341,700
                                                               ======================    ======================

                                       28                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998

     Income tax expense for the years ended September 30 differs from "expected" income tax expense (computed by applying the Federal corporate income tax rate of 34% to income before income taxes) as follows:

                                                                       1999                      1998
                                                               ----------------------    ----------------------

      Computed "expected" tax expense                       $          344,532                   358,394
      Increase (decrease) resulting from:
           Tax-exempt interest                                         (32,105)                  (12,018)
           Mark-to-market adjustment on ESOP shares
               committed to be released                                  4,255                     9,550
           Other                                                         6,960                   (14,226)
                                                               ----------------------    ----------------------

                                                            $          323,642                   341,700
                                                               ======================    ======================

       Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities at September 30 are as follows:

                                                                       1999                      1998
                                                               ----------------------    ----------------------
      Deferred tax assets:
          Deferred loan fees                                $           12,987                    14,311
          Allowance for loan losses                                     84,631                    96,478
          Unrealized loss on securities available-for-sale
                                                                       175,731                      -
          Other                                                         14,545                      -
                                                               ----------------------    ----------------------
                 Gross deferred tax assets                             287,894                   110,789
                                                               ----------------------    ----------------------

      Deferred tax liabilities:
          FHLB stock dividends                                        (195,908)                 (171,904)
          Tax bad debt reserve in excess of base year
             amount                                                    (26,333)                  (39,499)
          Prepaid deposit insurance premium                             (3,352)                   (3,140)
          Unrealized gain on securities
             available-for-sale, net                                      -                     (106,952)
                                                               ----------------------    ----------------------
                 Gross deferred tax liabilities                       (225,593)                 (321,495)
                                                               ----------------------    ----------------------

                 Net deferred tax asset (liability)         $           62,301                  (210,706)
                                                               ======================    ======================

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, at September 30, 1999 and 1998, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

                                       29                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998

     Retained  earnings at September  30, 1999 includes  approximately  $398,000 which is essentially income offset by percentage of income bad debt deductions for income tax purposes prior to 1988 (the "Base Year Reserve"). This amount is treated as a permanent difference and deferred taxes of approximately $135,000 are not recognized unless it appears that the amount will be reduced and thereby result in taxable income in the foreseeable future. Under current tax regulations, management does not foresee any changes in its business or operations which would result in a recapture of the Base Year Reserve into taxable income. A deferred tax liability has been recognized by BFSB for the amount of the tax bad debt reserve in excess of the Base Year Reserve. The August 1996 tax legislation also requires this excess to be recaptured and included in taxable income over a six year period.


(11) Employee Benefit Plans

     Retirement Plan. BFSB has a non-contributory defined contribution retirement plan for all eligible employees. The retirement plan provides for a discretionary Bank contribution. BFSB elected to make no contribution to the retirement plan during the years ended September 30, 1999 and 1998.

     Employee Stock Ownership Plan (ESOP). Effective January 1, 1996 the Company's Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 64,000 shares of the Holding Company's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $640,000 from the Holding Company to fund the purchase, evidenced by a note receivable recorded by the Holding Company and secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments of approximately $11,400, bearing interest at prime (7.75% and 8.50% at September 30, 1999 and 1998, respectively), maturing February 2010. Contributions of cash or common stock are made from BFSB to the ESOP, the form of which is at the discretion of the Board of Directors. For financial reporting purposes, the unearned ESOP compensation is classified as a reduction of consolidated stockholders' equity and amounts paid to the Holding Company for interest have been eliminated in consolidation.

     BFSB records compensation expense equal to the fair value of shares at the date such shares are committed to be released. Shares are committed to be released on a straight-line basis over the term of the note receivable recorded by the Holding Company. Shares committed to be released are allocated to participant accounts after the end of each fiscal year. For the years ended September 30, 1999 and 1998, ESOP principal and interest payments of approximately $85,000 and $93,000, respectively, were funded by Bank contributions of approximately $59,000 and $67,000, respectively, to the ESOP. The remainder of the ESOP payments was funded by dividends on both allocated and unallocated ESOP shares. 4,571 shares were committed to be released to participant accounts during each of the years ended September 30, 1999 and 1998 and the fair value of the remaining shares to be released in future years was approximately $579,000 at September 30, 1999. BFSB recognized compensation expense relating to the ESOP of $53,078 and $71,049 during the years ended September 30, 1999 and 1998, respectively. The dividends on the unallocated ESOP shares are not recorded as dividends in the consolidated statements of stockholders' equity.

                                       30                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998


     Management Stock Bonus Plan (MSBP). On October 2, 1996, the Company's Board of Directors approved the MSBP. The terms of the MSBP provide for the award of up to 42,320 shares of common stock to certain officers and directors. Deferred compensation is recorded at the date of the stock award based on the fair value of the shares granted. Vesting in the grant occurs in five equal,  annual  installments  and  the  related  deferred  compensation  is expensed over the same period. For financial reporting purposes the unearned deferred compensation balance is classified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. During the year ended September 30, 1997, BFSB purchased 42,320 shares for the MSBP. On October 2, 1996, 24,122 shares were granted to officers and directors. During the year ended September 30, 1998, 3,386 of unvested shares were forfeited. BFSB recognized compensation expense for the MSBP of $48,332 and $51,114 for the years ended September 30, 1999 and 1998, respectively. At September 30, 1999, there were 7,956 unvested shares.

     Stock Option Plan. On October 2, 1996, the Company's Board of Directors approved the Stock Option Plan ("Stock Option Plan"). The terms of the Stock Plan provide for the granting of up to 105,800 shares of common stock to certain officers and directors. The Stock Option Plan provides for the granting of both incentive and non-incentive stock options. The terms of the options may not exceed 10 years from the date the options are granted. Incentive stock options granted to stockholders with more than 10% of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 110% of the fair market value at the grant date, and the term of the option may not exceed 5 years from the date of the grant. Non-incentive stock options shall be granted at an option price of not less then the fair market value at the grant date.

     Changes in shares issuable under options granted for the years ended September 30, 1999 and 1998 are summarized as follows:

                                                     Options outstanding                    Options exercisable
                                              -----------------------------------    -----------------------------------
                                                                    Weighted                               Weighted
                                                                     average                                average
                                                  Shares         exercise price          Shares         exercise price
                                              ----------------   ----------------    ---------------    ----------------

      Balance September 30, 1997                    74,060    $        11.75                   -     $          -

      Became exercisable                               -                 -                  27,506           11.75

      Granted                                        2,116             13.25                   -                -

      Exercised                                     (2,116)           (11.75)               (2,116)         (11.75)

      Canceled                                      (8,464)           (11.75)                  -                -
                                              ----------------   ----------------    ---------------    ----------------

      Balance September 30, 1998                    65,596             11.80                25,390           11.75

      Became exercisable                               -                 -                  13,118           11.80
                                              ----------------   ----------------    ---------------    ----------------

      Balance September 30, 1999                    65,596    $        11.80                38,508   $       11.77
                                              ================   ================    ===============    ================

                                       31                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998


     The stock options outstanding at September 30, 1999 consist of the following:

                                       Weighted                 Weighted
         Number of Shares          Average Exercise              Average
                                         Price               Remaining Life
      -----------------------    ----------------------   ----------------------

            63,480            $           11.75                2 years

            2,116             $           13.25                4 years

     Based on the terms of options granted and using the intrinsic value method, no compensation cost has been recognized for any stock option grants in the accompanying financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its stock options, the Company's net income and net income per share for the years ended September 30, 1999 and 1998 would have been as follows:

                                                                                1999                      1998
                                                                        ----------------------    ----------------------

      Net income:    As reported                                     $          689,688                   712,400
                     Pro forma                                                  667,027                   690,785
                                                                        ======================    ======================

      Basic earnings per share:    As reported                       $              .81                       .79
                                   Proforma                                         .78                       .77
                                                                        ======================    ======================

      Diluted earnings per share:      As reported                   $              .80                       .77
                                       Pro forma                                    .78                       .75
                                                                        ======================    ======================

     The per share weighted-average fair value of stock options granted during 1998 for this pro forma disclosure was $2.55, determined on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 4%, risk-free interest rate of 4.73%, volatility ratio of .21, and expected life of 10 years.

     Severance Agreements. BFSB has two severance agreements with its executive officers. Such agreements have a term of three years and provide for payments equal to three times average annual salary for the previous five years, in the event BFSB experiences a change in control. A change in control is defined as (1) a sale of more than 25% of the assets of BFSB or the Holding Company; (2) any merger or recapitalization whereby BFSB or the Holding Company is not the surviving entity; (3) a change in control as determined by the OTS; or (4) acquisition directly or indirectly of 25% or more of the voting stock of BFSB or the Holding Company by an individual, entity or group.

                                       32                            (Continued)

CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998

(12) Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

                                                                                           1999                  1998
                                                                                    --------------------   ------------------

      Number of shares on which basic earnings per share is calculated:
          Average outstanding common shares during the fiscal year                           853,255                901,151

          Add:      Incremental shares under stock option plans                                4,549                 18,505
                    Incremental shares related to MSBP                                           352                  3,449
                                                                                    --------------------   ------------------

      Number of shares on which diluted earnings per share is calculated
                                                                                             858,156                923,105
                                                                                    ====================   ==================

      Net income applicable to common stockholders                               $           689,688                712,400
                                                                                    ====================   ==================

      Basic earnings per share                                                   $              .81                    .79
                                                                                    ====================   ==================

      Diluted earnings per share                                                 $              .80                    .77
                                                                                    ====================   ==================

(13) Regulatory Capital

     BFSB is required to meet three capital requirements: a tangible capital requirement equal to not less than 1.5% of tangible assets (as defined in the regulations), a core capital requirement, comprised of tangible capital adjusted for supervisory goodwill and other defined factors, equal to not less than 3.0% of tangible assets, and a risk-based capital requirement equal to at least 8.0% of all risk-weighted assets. For risk-weighting, selected assets are given a risk assignment of 0% to 100%. BFSB's total risk-weighted assets at September 30, 1999 and 1998 were approximately $24,793,000 and $26,119,000, respectively.

     BFSB's compliance with capital requirements at September 30, 1999 and 1998 follows:

                                                                              Minimum to be
                                                                         adequately capitalized        Minimum to be well
                                                                              under prompt              capitalized under
                                                                           corrective actions           prompt corrective
                                                     Actual                     provision               actions provision
                                             ------------------------    ------------------------    ------------------------
                                              Amount         Ratio        Amount         Ratio        Amount         Ratio
                                             ----------    ----------    ----------    ----------    ----------    ----------
         As of September 30, 1999:
           Total capital (to
              risk-weighted assets)      $     12,400         50.01% $      1,983         8.00%  $      2,479        10.00%
           Core (Tier 1) capital (to
              risk-weighted assets)            12,151         49.01           744         3.00          1,488         6.00
           Core (Tier 1) capital (to
              adjusted assets)                 12,151         19.22         1,897         3.00          3,161         5.00
           Tangible capital (to
              tangible assets)                 12,151         19.22           948         1.50            948         1.50
                                             ==========    ==========    ==========    ==========    ==========    ==========

                                       33                            (Continued)

             CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998



                                                                              Minimum to be
                                                                         adequately capitalized        Minimum to be well
                                                                              under prompt              capitalized under
                                                                           corrective actions           prompt corrective
                                                     Actual                     provision               actions provision
                                             ------------------------    ------------------------    ------------------------
                                              Amount         Ratio        Amount         Ratio        Amount         Ratio
                                             ----------    ----------    ----------    ----------    ----------    ----------

         As of September 30, 1998:
           Total capital (to
              risk-weighted assets)      $     11,884         45.50% $      2,090         8.00%  $      2,612        10.00%
           Core (Tier 1) capital (to
              risk-weighted assets)            11,601         44.42           784         3.00          1,567         6.00
           Core (Tier 1) capital (to
              adjusted assets)                 11,601         19.09         1,823         3.00          3,039         5.00
           Tangible capital (to
              tangible assets)                 11,601         19.09           912         1.50            912         1.50
                                             ==========    ==========    ==========    ==========    ==========    ==========

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

     Consolidated stockholders' equity differs from BFSB's tangible, core, and risk-based capital at September 30 as a result of the following (dollars rounded to thousands):

                                                                       1999                      1998
                                                               ----------------------    ----------------------

      Consolidated stockholders' equity                     $       13,356,000                14,036,000
      Holding Company net assets                                    (1,767,000)               (2,272,000)
                                                               ----------------------    ----------------------
          BFSB capital                                              11,589,000                11,764,000
      Add back unrealized losses (gains) on certain
          available-for-sale securities                                562,000                  (163,000)
                                                               ----------------------    ----------------------
      Tangible and core capital                                     12,151,000                11,601,000
      Allowance for loan losses (limited to 1.25% of
          risk-weighted assets)                                        249,000                   283,000
                                                               ----------------------    ----------------------

                 Risk-based capital                         $       12,400,000                11,884,000
                                                               ======================    ======================

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

                                       34                            (Continued)

             CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998

     In addition, savings banks that before and after proposed dividend distributions meet or exceed their fully phased-in capital requirements, may make capital distributions with prior notice to the OTS during any calendar year up to 100% of year-to-date net income plus 50% of the amount in excess of their fully phased-in capital requirements as of the beginning of the calendar year. However, the OTS may impose greater restrictions if an institution is deemed to be in need of more than normal supervision. BFSB currently exceeds its fully phased-in capital requirements and has been assessed as "well-capitalized" under the regulatory guidelines as of September 30, 1999.


(14) Financial Instruments With Off-Balance-Sheet Risk

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

     Financial instruments outstanding at September 30, 1999 whose contract amounts represent credit risk are fixed-rate commitments to extend credit totaling approximately $610,000. These commitments generally contain a termination date of 30 days from the date the commitment is approved.


(15) Fair Value of Financial Instruments

     The Company is required to disclose the fair value of financial instruments, whether recognized or not recognized on the balance sheet. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that both imposes a contractual obligation on one entity to deliver cash or another financial instrument to a second entity.

     Quoted market prices are used for fair value when available, but do not exist for some of the Company's financial instruments, primarily loans, time deposits and FHLB advances. The fair value of these instruments has been derived from the OTS Net Portfolio Value Model (OTS Model). The OTS Model primarily employs the static discounted cash flow method which estimates the fair value of loans, time deposits and FHLB advances by discounting the cash flows the instruments are expected to generate by the yields currently available to investors on instruments of comparable risk and duration. Therefore, to calculate present value, the OTS Model makes assumptions about the size and timing of expected cash flows and appropriate discount rates. Different assumptions could materially change these instruments' estimated values.


                                       35                            (Continued)

             CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998



     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

              Financial Assets. Due to the liquid nature of the instruments, the carrying value of cash and cash equivalents and interest-bearing deposits approximates fair value. For all investment and mortgage-backed securities, the fair value is based upon quoted market prices. The fair value of loans receivable was derived from the OTS Model. The fair value of accrued interest receivable approximates book value as the Company expects contractual receipt in the short-term. The fair value of FHLB stock approximates redemption value.

              Financial Liabilities. The fair value of NOW and demand accounts and non-term savings deposits approximates book values as these deposits are payable on demand. The fair value of time deposits and FHLB advances was derived from the OTS Model.

              Off-Balance Sheet. No fair value adjustment is necessary for commitments made to extend credit which represent commitments for loan originations. These commitments are for loans with terms of less than one year and have interest rates which approximate prevailing market rates.

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

                                       36                            (Continued)

             CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998


The approximate book value and fair value of the Company's financial instruments as of September 30 are as follows:

                                                               1999                                     1998
                                              ---------------------------------------   --------------------------------------
                                                 Book value           Fair value           Book value           Fair value
                                              -----------------    ------------------   ------------------   -----------------
      Assets:
          Cash and cash equivalents        $        2,189,000            2,189,000            1,562,000            1,562,000
          Interest-bearing deposits                    -                    -                    99,000               99,000
          Investment and mortgage-backed
              securities
              available-for-sale                   29,479,000           29,479,000           24,635,000           24,635,000
          Investment and mortgage-backed
              securities held-to-maturity
                                                       -                    -                 3,938,000            4,021,000
          Stock in Federal Home Loan Bank
                                                      988,000              988,000              917,000              917,000
          Loans receivable, net                    29,727,000           29,278,000           29,986,000           28,144,000
          Accrued interest receivable                 522,000              522,000              538,000              538,000

      Liabilities:
          Deposits                                 34,257,000           34,174,000           32,913,000           33,060,000
          Advances from Federal Home
              Loan Bank                            15,600,000           15,519,000           14,650,000           14,713,000
                                              =================    ==================   ==================   =================

                                       37                            (Continued)

(16)   Holding Company Information (Condensed)

       The summarized financial information for Crazy Woman Creek Bancorp Incorporated is presented below. Intercompany balances and transactions are noted parenthetically.


       Condensed Balance Sheets
                                                                                                 September 30,
                                                                                     ---------------------------------------
                                                                                           1999                 1998
                                                                                     ------------------   ------------------
                                        Assets
                                        ------
      Cash (Demand account with BFSB)                                             $           24,924               68,486
      Investment in subsidiary                                                            11,830,787           12,029,599
      Loan to BFSB                                                                             -                  674,000
      Loan to ESOP                                                                           480,000              525,714
      Dividend receivable                                                                     90,000               -
      Investment securities available-for-sale - mutual funds                              1,408,771            1,100,220
      Income taxes receivable                                                                  8,030               10,800
      Other assets                                                                               999               11,809
                                                                                     ------------------   ------------------

              Total assets                                                        $       13,843,511           14,420,628
                                                                                     ==================   ==================
                         Liabilities and Stockholders' Equity
                         ------------------------------------

      Deferred tax liability                                                      $          114,164               23,161
      Dividends payable                                                                      103,656               90,926
      Other liabilities                                                                        3,479                4,801
      Stockholders' equity:
          Common stock                                                                       105,800              105,800
          Additional paid-in capital                                                      10,096,435           10,083,224
          Unearned ESOP/MSBP shares                                                         (576,665)            (670,711)
          Retained earnings                                                                7,080,054            6,736,570
          Accumulated other comprehensive income (loss)                                     (341,126)             207,612
          Treasury stock                                                                  (2,742,286)          (2,160,755)
                                                                                     ------------------   ------------------
              Total stockholders' equity                                                  13,622,212           14,301,740
                                                                                     ------------------   ------------------

              Total liabilities and stockholders' equity                          $       13,843,511           14,420,628
                                                                                     ==================   ==================

     BFSB has  acquired  21,584  shares  of  Holding  Company  common  stock for
     $266,011  which  is  reflected  as  treasury  stock  in  the   accompanying
     consolidated financial statements.

                                       38                            (Continued)

             CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           September 30, 1999 and 1998

         Condensed Statements of Income
                                                                                            Year Ended September 30,
                                                                                     ---------------------------------------
                                                                                           1999                 1998
                                                                                     ------------------   ------------------
      Dividends from BFSB                                                         $        270,000                    -
      Dividends on mutual funds                                                             40,893               31,290
      Interest income (ESOP loan and loan to BFSB)                                          57,911              134,460
      Management fee to BFSB                                                               (27,600)             (27,600)
      Other operating expenses                                                             (34,538)             (36,822)
                                                                                     ------------------   ------------------
          Income before equity in undistributed earnings of subsidiary and
             income taxes                                                                  306,666              101,328
      Equity in undistributed earnings of subsidiary                                       392,792              645,572
                                                                                     ------------------   ------------------
          Income before income taxes                                                       699,458              746,900
      Income taxes                                                                           9,770               34,500
                                                                                     ------------------   ------------------
          Net income                                                              $        689,688              712,400
                                                                                     ==================   ==================

         Condensed Statements of Cash flows

                                                                                            Year Ended September 30,
                                                                                     ---------------------------------------
                                                                                           1999                 1998
                                                                                     ------------------   ------------------
      Net income                                                                  $        689,688              712,400
      Adjustments to reconcile net income to net cash provided (used) by operating activities:
             Equity in undistributed earnings of subsidiary                               (392,792)            (645,572)
             Mutual fund dividends reinvested                                              (40,895)             (31,290)
             Decrease in income taxes                                                        2,770               (9,500)
             Increase in other liabilities                                                  (1,322)                 301
             Decrease (increase) on other assets                                           (79,190)             (10,476)
                                                                                     ------------------   ------------------
                 Net cash provided (used) by operating activities                          178,259               15,863
                                                                                     ------------------   ------------------
      Cash flows from investing activities:
          Principal payments on loan to BFSB                                               674,000            1,500,000
          Principal payments on ESOP note receivable                                        45,714               45,715
          Investment in mutual funds                                                          -                (399,500)
                                                                                     ------------------   ------------------
                 Net cash provided by investing activities                                 719,714            1,146,215
                                                                                     ------------------   ------------------
      Cash flows from financing activities:
          Repurchase of common stock                                                      (581,531)            (827,979)
          Exercise of stock options                                                           -                  24,863
          Cash dividends paid                                                             (360,004)            (380,340)
                                                                                     ------------------   ------------------
                 Net cash used in financing activities                                    (941,535)          (1,183,456)
                                                                                     ------------------   ------------------

      Net increase in cash                                                                 (43,562)             (21,378)
      Cash at beginning of year                                                             68,486               89,864
                                                                                     ------------------   ------------------
                                                                                            24,924               68,486
                                                                                     ==================   ==================
      Cash paid during the year for taxes                                         $          7,000               46,500
                                                                                     ==================   ==================

                                       39

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

      Thomas J. Berry                  Sandra K. Todd


                               Executive Officers

      Deane D. Bjerke                                   Arnold R. Griffith, Jr.
      President and Chief Executive Officer             Senior Vice President

                                 John B. Snyder
                   Vice President and Chief Financial Officer

                              Professional Advisors

     Corporate Counsel                 Special Counsel
     Kirven and Kirven                 Mailzia Spidi & Fisch, PC
     104 Fort Street                   One Franklin Square
     Buffalo, WY  82834                1301 K Street, N.W., Suite 700 East
                                       Washington,  D.C. 20005

     Independent Auditors              Transfer Agent and Registrar
     KPMG LLP                          American  Securities  Transfer  & Trust
     1000 First Interstate Center      Incorporated
     401 North 31st Street             1825 Lawrence Street, Suite 444
     Billings, MT  59103               Denver, CO  80202

                                   Form 10-KSB

     Crazy Woman Creek Bancorp Incorporated's Annual Report for the year ended September 30, 1999 filed with the Securities and Exchange Commission on Form 10-KSB, excluding exhibits, is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call the Corporate Secretary at the Company's Corporate Office in Buffalo, Wyoming. All public reports of the Company are available on the SEC's website at www.sec.gov. The Annual Meeting of Stockholders will be held on January 26, 2000 at 3:00 p.m. at the Company's main office located at 106 Fort Street, Buffalo, Wyoming.