Form 10KSB, Exhibit 13
period 2000-09-30
CRAZY WOMAN CREEK BANCORP INC
filed 2000-12-18
CIK 1005119

EXHIBIT 13

                            CRAZY WOMAN CREEK BANCORP
                                  INCORPORATED


                -----------------------------------------------

                               2000 ANNUAL REPORT

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
                               2000 ANNUAL REPORT

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS
--------------------------------------------------------------------------------



Letter to Stockholders.....................................................  1

Corporate Profile and Stock Market Information.............................  2

Financial Highlights.......................................................  3

Management's Discussion and Analysis of
  Financial Condition and Results of Operations............................  4

Independent Auditors' Report  ............................................. 12

Consolidated Balance Sheets................................................ 13

Consolidated Statements of Income.......................................... 14

Consolidated Statements of Stockholders' Equity and Comprehensive Income... 15

Consolidated Statements of Cash Flows...................................... 16

Notes to Consolidated Financial Statements................................. 17

                     [CRAZY WOMAN CREEK BANCORP LETTERHEAD]






To Our Stockholders:


I am pleased to present our fourth annual report after the completion of our mutual to stock conversion in 1996. Since the conversion, the officers, directors, and staff have been dedicated to achieving goals leading to the enhancement of shareholder value. The continued payment of dividends and an additional repurchase of 6% of the outstanding shares are examples of the Board's and management's efforts to enhance returns.

The goals set by management for fiscal year 2000 included increasing deposits and the loan portfolio. The goal to increase loans was achieved, but deposits declined. An addition of $1.253 million in loans represents a 4% increase. Deposits decreased by $2.168 million primarily from the loss of public certificates of deposits. In addition, net earnings for the fiscal year ended September 30, 2000 were $559,000 compared to $690,000 in fiscal 1999. Total assets were $64.826 million compared to $63.661 million at the end of fiscal year 1999. Basic and diluted earnings per share were $0.70 at the end of the 2000 fiscal year.

During fiscal year 2000, the Board and management made a concentrated effort to promote growth. The Board of Directors and management entered into an agreement to purchase a branch office in Gillette, Wyoming. This purchase is expected to be completed in December 2000. Management and the Board of Directors are actively exploring the Sheridan, Wyoming market and other markets for additional branches.

The officers and directors of Crazy Woman Creek Bancorp Incorporated are looking forward to the challenges that will be presented during fiscal year 2001. The industry is experiencing the prospects of declining interest margins, lower income levels, and the continued slowing of the world economy. The focus of management will be to continue increasing loan originations, growing deposits and expansion into new markets. The development of products and services will continue to be emphasized to benefit our customers and serve the financial needs of the community.

I wish to personally invite all stockholders to our annual meeting that is scheduled for January 24, 2001 at 3:00 p.m. at our office in Buffalo, Wyoming.

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
                                               HIGH         LOW       DIVIDENDS
                                               ----         ---       ---------
July 1, 2000 - September 30, 2000           $ 11.88     $ 10.13        $ 0.12
April 1, 2000 - June 30, 2000                 11.00        9.38          0.12
January 1, 2000 - March 31, 2000              11.00        9.88          0.12
October 1, 1999 - December 31, 1999           12.75       10.00          0.12
July 1, 1999 - September 30, 1999             12.50       11.56          0.12
April 1, 1999 - June 30, 1999                 13.88       11.88          0.10
January 1, 1999 - March 31, 1999              13.00       11.88          0.10
October 1, 1998 - December 31, 1998           15.50       11.94          0.10

Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions. The number of shareholders of record of common stock as of December 17, 2000, was approximately 663. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 17, 2000, there were 799,608 shares outstanding.

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

-------------------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
(Dollars in Thousands except per share date)
At or For the Year Ended September 30,                     2000         1999          1998         1997          1996
-------------------------------------------------------------------------------------------------------------------------
Loan receivable, net                                     $30,980      $29,727       $29,986      $28,636       $25,859
Investment and mortgage-backed
     securities, held to maturity (3)                         --           --         3,938        9,009        10,303
Investment and mortgage-backed
    securities, available for sale (3)                    28,869       29,479        24,635       19,155        13,365
Total assets                                              64,826       63,661        62,153       59,952        51,517
Deposits                                                  32,081       34,249        32,913       29,506        29,371
FHLB advances                                             19,300       15,600        14,650       15,700         6,113
Total stockholders' equity                                13,079       13,356        14,036       14,210        15,508
Interest income                                            4,350        4,313         4,420        3,940         3,274
Interest expense                                           2,532        2,358         2,448        1,983         1,702
Net interest income                                        1,818        1,955         1,973        1,957         1,572
Provision for loan losses                                     --            6            18           --            --
Net income (1)                                               559          690           712          691           355

-------------------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
At or For the Year Ended September 30,                     2000         1999          1998         1997          1996
-------------------------------------------------------------------------------------------------------------------------
Performance Ratios:
Return on average assets (net income
  divided by average total assets) (1)                     0.88%        1.10%         1.16%        1.28%         0.80%
Return on average equity (net income
  divided by average equity) (1)                           4.28%        4.96%         4.96%        4.74%         3.07%
Average interest-earning assets to average
  interest-bearing liabilities                           125.21%      128.32%       130.65%      136.86%       133.47%
Net interest income after provision for
  loan losses to average earning assets                    2.94%        3.16%         3.25%        3.71%         3.47%
Net interest rate spread                                   1.91%        2.09%         2.03%        2.32%         2.26%
Average equity to average assets ratio
  (average equity divided by average
  total assets)                                           20.64%       22.20%        23.46%       27.07%        25.50%
Equity to assets at period end                            20.18%       20.98%        22.59%       23.70%        30.10%
Non-performing assets to total assets                      0.10%        0.22%         0.41%        0.38%         0.06%
Non-performing loans to gross loans                        0.20%        0.46%         0.83%        0.77%         0.12%
Allowance for loan losses, REO and other
  repossessed assets to non-performing
  assets                                                 435.48%      176.60%       110.66%      134.22%       862.50%
Allowance for loan losses to gross loans                   0.85%        0.82%         0.93%        1.03%         1.05%
Net charge-offs (recoveries) to loans, net                (0.07%)       0.14%         0.12%       (0.09%)       (0.01%)
Basic earnings per share (2)                            $  0.70      $  0.81       $  0.79      $  0.73       $  0.36
Diluted earnings per share (2)                          $  0.70      $  0.80       $  0.77      $  0.73       $  0.36
Book value per share (2)                                $ 16.73      $ 15.86       $ 15.81      $ 15.17       $ 14.66

-------------------------------------
(1) Includes a one time assessment in fiscal year 1996 of $ 186,000 to recapitalize the SAIF.
(2) There were no shares outstanding prior to the consummation of the Company's initial public offering on March 29, 1996.
(3) As of October 1, 1998 all securities were classified as available for sale. The Company elected early implementation of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities"

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

         The Company was formed in connection with the Bank's mutual-to-stock conversion that was consummated on March 29, 1996. The Company's assets are comprised of its investment in the Bank, loans to the Bank's Employee Stock Ownership Plan ("ESOP"), and shares held in two indexed mutual funds. The Bank's net earnings are dependent primarily on its net interest income, which is the difference between interest income earned on its interest-earning assets and interest expense paid on interest-bearing liabilities. For the year ended
September 30, 2000, the Bank's interest income was $4.350 million, or approximately 97.9% of gross earnings (i.e., interest income and non-interest income). The Bank's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. For the year ended September 30, 2000, the Bank's net interest rate spread was 1.91%. To a lesser extent, the Bank's net earnings also are affected by the level of non-interest income, which primarily consists of service charges and other operating income. In addition, net earnings are affected by the level of non-interest (general and administrative) expenses.

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

Asset/Liability Management and Interest Rate Risk

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates, but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

         The Bank is subject to significant interest rate risk as a result of its historical emphasis on the origination for portfolio of fixed-rate one to four family mortgage loans. In order to improve the Bank's interest rate sensitivity, however, management has attempted to shorten the maturities of the Bank's assets and lengthen the maturities of its liabilities, while maintaining asset quality. This strategy has been implemented by (i) emphasizing the origination for portfolio of 5 year balloon mortgage loans; (ii) brokering 30-year fixed-rate mortgage loans for a third party and receiving a commission;
(iii) offering  adjustable rate home equity and shorter-term  installment loans;
(iv) emphasizing the solicitation and retention of core deposits and lengthening the average maturity of deposits by adopting a tiered pricing program for its certificates of deposit (offering higher rates on longer term certificates); (v) purchasing for its own portfolio adjustable-rate mortgage-backed securities,
(vi) investing in short- and intermediate-term investment securities, (vii) emphasizing the origination of adjustable-rate mortgage loans; (viii) managing deposit interest rates; and (ix) utilizing FHLB advances to facilitate growth and lengthen liabilities; (x) focusing on commercial and consumer loans with the purchase of the branch in Gillette, Wyoming. These measures, while significant, may only partially offset the Bank's interest rate risk. Furthermore, the Bank believes it has sufficient capital to accept a certain degree of interest rate risk.

         To monitor the Bank's interest rate risk, the Bank also utilizes quarterly reports by the OTS which measure the Bank's interest rate risk by modeling the change in the Bank's net portfolio value ("NPV") over a variety of interest rate scenarios. NPV is defined as the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. Based on the September 30, 2000 report the Bank had a greater than "normal" level of interest rate risk.

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


                                At September 30,                          Year Ended September 30,
                                -----------------  ------------------------------------------------------------------------
                                      2000                        2000                                 1999
                                 ----------------  ------------------------------------- ----------------------------------
                                                      Average               Average         Average               Average
                                     Yield/Cost       Balance   Interest   Yield/Cost       Balance   Interest   Yield/Cost
                                 ----------------  -----------  ---------  ------------- ----------- ----------  -----------
                                                                            (Dollars in Thousands)
Interest-earning assets:
   Loans receivable (1)                 7.61  %       $29,956     $2,359       7.87 %       $30,152     $2,417      8.02 %
   Securities
   available-for-sale:
     Mortgage-backed securities         7.01           11,278        757       6.71           9,838        606      6.16
     Investment securities              6.24           18,304      1,128       6.16          19,282      1,177      6.10
   Other interest-earning assets(2)     3.90            2,274        106       4.66           2,425        113      4.66
                                                   -----------  ----------               -----------  ---------
     Total interest-earning assets      6.95           61,812       4,350      7.04          61,697      4,313      6.99
                                                   -----------  ----------               -----------  ---------
Non-interest-earning assets                             1,447                                 1,117
                                                   -----------                           -----------
   Total assets                                       $63,259                               $62,814
                                                   ===========                           ===========
Interest-bearing liabilities
   Interest checking                    3.39            9,050        320       3.54           8,739        322      3.68
   Time deposits/passbook               5.87           24,127      1,264       5.24          24,262      1,226      5.05
                                                   -----------  ---------                ----------- ----------
   Total deposit accounts               5.11           33,177      1,584       4.77          33,001      1,548      4.69
   FHLB advances                        4.91           16,190        948       5.86          15,078        810      5.37
                                                   -----------  ---------                ----------- ----------
     Total interest-bearing             5.03           49,367      2,532       5.13          48,079      2,358      4.90
       liabilities

Non-interest-bearing liabilities                          837                                   793
                                                   -----------                           -----------
   Total liabilities                                   50,204                                48,872
                                                   -----------                           -----------
   Total stockholders' equity                          13,055                                13,942
                                                   -----------                           -----------
   Total liabilities and
     stockholders' equity                             $63,259                               $62,814
                                                   ===========  ---------                ===========
                                                                                                     ----------
Net interest income                                               $1,818                                $1,955
                                                                =========                            ==========
Interest rate spread                                                           1.91 %                               2.09 %
                                                                            ========                             ========
Net interest margin before allowance                                           2.94 %                               3.17 %
                                                                            ========                             ========
Ratio of average interest-earning assets
to average interest-bearing liabilities                                      125.21 %                             128.32 %
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

                                                  Year ended September 30,
                                                       2000 vs. 1999
                                                 Increase (Decrease) Due to
                                                                Rate/
                                               Volume   Rate    Volume     Net
                                               ------   -----   ------    ------
                                                         In Thousands
Interest Income:
     Loans receivable                          $ (15)   $ (43)   $  --    $ (58)
     Securities available-for-sale:
       Mortgage-backed securities                 89       54        8      151
       Investment securities                     (60)      12       (1)     (49)
     Other interest-earning assets                (7)      --       --       (7)
                                               -----    -----    -----    -----
         Total interest-earning assets         $   7    $  23    $   7    $  37
                                               =====    =====    =====    =====

Interest expense
     Deposit accounts                          $   9    $  27    $  --    $  36
     FHLB advances                                60       74        4      138
                                               -----    -----    -----    -----
         Total interest-bearing                $  69    $ 101    $   4    $ 174
         liabilities
                                               =====    =====    =====    =====

Net change in net interest income              $ (62)   $ (78)   $   3    $(137)
                                               =====    =====    =====    =====

Financial Condition

         The Company's assets increased by $1.165 million from $63.661 million at September 30, 1999 to $64.826 million at September 30, 2000. The mix in assets changed with an increase in cash and loans receivable and a corresponding decrease in investments.

         Deposits decreased by $2.168 million from $34.249 million at September 30, 1999 to $32.081 million at September 30, 2000 primarily as a result of decreases in public certificates of deposits and a slight decrease in retirement accounts offset by an increase in checking accounts. Advances from the FHLB, used for funding loans, increased by $3.700 million to $19.300 million at September 30, 2000.

         The Company's net investment in mortgage-backed and investment securities available for sale decreased by $610,000 from $29.479 million at September 30, 1999 to $28.869 million at September 30, 2000. The Company experienced an increase in loans from September 30, 1999 to September 30, 2000 net loans receivable increased from $29.727 million to $30.980 million, representing an increase of $1.253 million or 4.22%. Increases in all categories of loans were experienced.

         Deposits decreased by $2.168 million from $34.249 million at September 30, 1999 to $32.081 million at September 30, 2000. Interest-bearing checking accounts (NOW and money market checking) increased by $683,000, business checking accounts increased $803,000, passbook and certificates of deposits decreased by $3.654 million.

         The Company increased its level of borrowings from the FHLB of Seattle from $15.600 million at September 30, 1999 to $19.300 million at September 30, 2000. This represents an increase of $3.700 million. The increase in FHLB advances was primarily used to offset the decline in deposits while maintaining a stable balance sheet. The Company utilizes FHLB advances to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the FHLB advances.

         Total stockholders' equity declined by $277,000 from $13.356 million at September 30, 1999 to $13.079 million at September 30, 2000 primarily as a result of stock repurchases. The Company repurchased a total of 64,190 shares of its common stock in January, July, and August of 2000. The purchases totaled $693,000. The change in the unrealized loss on investment securities and mortgage-backed securities available-for-sale increased stockholders' equity by $123,000. Stockholders' equity was further reduced by cash dividends declared during fiscal year 2000. These dividends totaled $0.48 per share or $368,000.

Non-performing Assets

         Non-performing assets totaled $62,000 at September 30, 2000 or 0.10% of total assets compared to $141,000 at September 30, 1999 or 0.22% of total assets. Non-performing assets are primarily comprised of loans secured by residential real estate. Included in non-performing assets at September 30, 2000 is a $39,000 loan secured by residential real estate and $23,000 in consumer loans. At September 30, 1999, the Company had one residential real estate property owned by the Bank valued at $73,000. At September 30, 2000, the Company did not have any repossessed properties.

Comparison of Results of Operations for the Years Ended September 30, 2000 and 1999

         Net Income. For the year ended September 30, 2000 the Company posted net income of $559,000 or diluted earnings per share of $.70 compared to net income of $690,000 or diluted earnings per share of $.80 for the year ended September 30, 1999. Net income was lower in 2000 than in 1999 primarily as a result of declining net interest income and increased non-interest expenses.

         Net Interest Income. Net interest income before provision for loan losses decreased by $137,000 from $1.955 million for the year ended September 30, 1999 to $1.818 million for the year ended September 30, 2000. The decrease in net interest income was primarily attributed to a decrease in the volume of interest earning assets. The ratio of interest earning assets to interest bearing liabilities decreased from 128.32% for the twelve month period ended September 30, 1999 to 125.21% for the same period in 2000. Also contributing to the decrease in net interest income was a slight decrease in the interest rate spread from 2.09% for the twelve month period ended September 30, 1999 to 1.91% for the twelve month period ended September 30, 2000.

         Interest Income. Total interest income increased by $37,000 from $4.313 million for the year ended September 30, 1999 to $4.350 million for the year ended September 30, 2000. The increase in interest income was primarily caused by an increase in the yield on average interest earning assets from 1999 to 2000. An increase in the yield on average earning assets from 6.99% for the twelve month period ended September 30, 1999 to 7.04% for the same period in 2000 caused interest income to increase by $23,000. During the twelve month period ended September 30, 1999 average interest earning assets totaled $61.697 million compared to $61.812 million for the same period in 2000. This increase in volume caused interest income to increase by $7,000 for the periods covered.

         Interest Expense. Deposit interest expense increased by $36,000 from $1.548 million for the year ended September 30, 1999 to $1.584 million for the year ended September 30, 2000 primarily as a result of a slight increase in the average volume of interest bearing deposits, and by an increase in the cost of these funds. Average interest bearing deposits increased by $176,000 from September 30, 1999 to September 30, 2000 contributing to the $36,000 increase in interest expense. An increase in the cost of interest bearing deposits from 4.69% for the twelve month period ended September 30, 1999 to 4.77% for the twelve month period ended September 30, 2000 increased interest expense by $27,000.

         FHLB advances interest expense increased by $138,000 from $810,000 for the year ended September 30, 1999 to $948,000 for the year ended September 30, 2000, primarily due to higher interest rates on such advances. Average FHLB advances increased from $15.078 million for the twelve month period ended
September 30, 1999 to $16.190 million for the twelve month period ended September 30, 2000. This increase in volume caused interest expense to increase by $60,000. An increase in the cost of FHLB advances from 5.37% in 1999 to 5.86% 2000 accounted for a $74,000 increase in interest expense.

         The total cost of average interest bearing liabilities was 5.13% for 2000 and 4.90% for 1999.

         Provision for Loan Losses. A provision for loan losses of $6,000 was made during 1999 and no provision was made in 2000. In 2000, recoveries totaled $42,000 while charge-offs totaled $21,000. Loan recoveries were greater than charge-offs in 2000 resulting in a net increase in the allowance for loan losses of $21,000. Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current and prospective economic conditions, and independent appraisals. Any increase or decrease in the provision for loan losses has a corresponding negative or positive effect on net income. At September 30, 2000, the allowance represented 0.87% of net loans receivable as compared to 0.84% of net loans receivable at September 30, 1999.

         Assessment of the adequacy of the allowance for loan losses involves subjective judgments regarding future events, and thus, there can be no assurance that additional provisions for loan losses will not be required in future periods.

         Non-Interest Income. Non-interest income increased by $24,000 from $65,000 for the year ended September 30, 1999 to $89,000 for the year ended September 30, 2000. Customer service charges accounted for $15,000 as a result of a change in deposit fees. Other operating income increased by $8,000 as a result of late fees associated with the loan portfolio and other miscellaneous charges.

         Non-Interest Expense. The Company experienced a $121,000 increase in non-interest expense from $1.000 million for the years ended September 30, 1999 to $1.121 million for the year ended September 30, 2000. Compensation and benefit expense was $58,000 higher in 2000 than in 1999 primarily as a result of general pay increases in 2000 and the addition of a loan officer and increased costs associated with the Bank's ESOP and Management Stock Bonus Plan ("MSBP"). Occupancy and equipment expenses increased by $9,000 from $80,000 for the year ended September 30, 1999 to $89,000 for the year ended September 30, 2000, due to increased depreciation expense and building maintenance. FDIC/SAIF Assessment declined by $9,000 as a result of the aligning of the Bank Insurance Fund and the Savings Association Insurance Fund. Advertising increased $13,000 as a result of new promotional program. Professional fees increased during 2000 to $99,000 from $72,000 in 1999, due to expenses related to a marketing consultant. Other operating expenses expense were $14,000 higher in 2000 than in 1999. In 2000, losses on the sale of investment securities were $13,000. In 1999, losses on the sale of investment securities totaled $3,000. There were no other significant changes in operating expenses.

         Income Taxes. The effective tax rates for 2000 and 1999 were 28.88% and 31.95%, respectively. There is no state income tax imposed on the Company. In 2000 the Company received a refund for prior year amended tax returns.

Liquidity and Capital Resources

         The Company's primary source of liquidity is derived from dividends received from the Bank and are subject to regulatory provisions.

         The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short term borrowings. The required liquidity ratio currently is 4.0% and the Bank's liquidity ratio was 72.43% at September 30, 2000 compared to 63.93% at September 30, 1999.

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

         During the years ended September 30, 2000 and 1999, the Bank had positive net cash flows of $522,000 and $920,000 from operating activities and $466,000 and $1.376 million from financing activities, respectively. The Company, however, experienced negative net cash flows of $381,000 and $1.668 million, respectively, from investing activities.

         Net income, adjusted for the non-cash and non-operating items, was the primary source of cash flows from operating activities in both fiscal 2000 and 1999.

         During fiscal 2000 and 1999, investing activities used $381,000 and $1.668 million, respectively, primarily to purchase investment securities and to fund the origination of loans. This use of cash was offset somewhat by maturities and calls of investment securities and the repayment of principal on loans. The primary investing activity of the Bank is the origination of fixed-rate mortgages with maturities of less than 20 years and the purchase of investment securities. During fiscal 2000 and 1999, the Bank originated mortgage loans in the amounts of $8.501 million and $10.116 million, respectively. The proceeds from new advances were used to fund investment activities such as the origination of loans and to off-set the decrease in deposits.

         Changes in cash flows from financing activities during these periods have primarily been related to changes in deposits, borrowings, dividends paid and stock repurchases in 2000 and 1999. The primary financing activities of the Bank are the attraction of deposits and borrowing funds from the FHLB of Seattle. During fiscal year 2000, deposits decreased $2.168 million. The Bank also supplements its deposits with advances from the FHLB of Seattle to manage interest rate risk and to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the advances. During fiscal year 2000, FHLB advances increased by $3.7 million. The increases in deposits and FHLB advances were used to purchase investment securities and to fund loan originations. Generally, the cost of advances is greater than the cost of deposits.

         The Bank anticipates that it will have sufficient funds available to meet its current commitments. At September 30, 2000, the Bank had commitments to originate loans of $866,000, including undisbursed Line of Credits. Certificates of deposit and State of Wyoming deposits which are scheduled to mature in less than one year at September 30, 2000 totaled $12.919 million. Even though there was a $3.654 million decrease in certificate and passbook accounts, management believes that a significant portion of such deposits will remain with the Bank, based on historical and economic trends in the banks primary market area.

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

[LOGO]
KPMG

          1000 First Interstate Center
          401 N. 31st Street
          P.O. Box 7108
          Billings, MT 59103





                          Independent Auditors' Report



The Board of Directors and Stockholders
Crazy Woman Creek Bancorp Incorporated:


We have audited the accompanying consolidated balance sheets of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                   /s/KPMG LLP






Billings, Montana
October 27, 2000

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                           Consolidated Balance Sheets
             (Dollars in thousands except share and per share data)

                           September 30, 2000 and 1999

                               Assets                           2000        1999
                               ------                        ---------  ----------

Cash and cash equivalents                                    $  2,796       2,189
Investment and mortgage-backed securities
      available-for-sale                                       28,869      29,479
Stock in Federal Home Loan Bank of Seattle, at cost             1,055         988
Loans receivable, net                                          30,980      29,727
Accrued interest receivable                                       534         522
Premises and equipment, net                                       525         544
Income tax receivable                                              28           -
Deferred income taxes                                               -          62
Other assets                                                       39         150
                                                             --------    --------
                                                             $ 64,826      63,661
                                                             ========    ========

                Liabilities and Stockholders' Equity
                ------------------------------------

Liabilities:
     Deposits                                                $ 32,081      34,249
     Advances from Federal Home Loan Bank                      19,300      15,600
     Advance payments by borrowers for taxes and insurance         72          69
     Income taxes payable                                           -           7
     Dividends payable                                             96         104
     Accrued expenses and other liabilities                       198         276
                                                             --------    --------

           Total liabilities                                   51,747      50,305

Stockholders' equity:
     Preferred stock, par value $.10 per share, 2,000,000
        shares authorized; none issued and outstanding              -           -
     Common stock, par value $.10 per share, 5,000,000
        shares authorized; 1,058,000 issued                       106         106
     Additional paid-in capital                                10,100      10,096
     Unearned ESOP/MSBP shares                                   (528)       (577)
     Retained earnings                                          7,271       7,080
     Accumulated other comprehensive loss, net                   (218)       (341)
     Treasury stock at cost, 275,976 and 215,786 shares
        at September 30, 2000 and 1999, respectively           (3,652)     (3,008)
                                                             --------    --------
           Total stockholders' equity                          13,079      13,356
                                                             --------    --------
                                                             $ 64,826      63,661
                                                             ========    ========

See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                        Consolidated Statements of Income
             (Dollars in thousands except share and per share data)

                     Years ended September 30, 2000 and 1999


                                                                  2000     1999
                                                                 ------   ------

Interest income:
     Loans receivable ........................................   $2,359    2,417
     Mortgage-backed securities ..............................      757      606
     Investment securities ...................................    1,128    1,177
     Other interest-earning assets ...........................      106      113
                                                                 ------   ------

           Total interest income .............................    4,350    4,313

Interest expense:
     Deposits ................................................    1,584    1,548
     Advances from Federal Home Loan Bank ....................      948      810
                                                                 ------   ------

           Total interest expense ............................    2,532    2,358
                                                                 ------   ------

           Net interest income ...............................    1,818    1,955

Provision for loan losses ....................................        -        6
                                                                 ------   ------

           Net interest income after provision for loan losses    1,818    1,949
                                                                 ------   ------

Non-interest income:
     Customer service charges ................................       62       46
     Other operating income ..................................       27       19
                                                                 ------   ------

           Total non-interest income .........................       89       65
                                                                 ------   ------

Non-interest expense:
     Compensation and benefits ...............................      581      523
     Occupancy and equipment .................................       89       80
     FDIC/SAIF deposit insurance premiums ....................       10       19
     Advertising .............................................       49       36
     Data processing services ................................      116      117
     Professional fees .......................................       99       72
     Other ...................................................      164      150
     Loss on sale of securities, net .........................       13        3
                                                                 ------   ------

           Total non-interest expense ........................    1,121    1,000
                                                                 ------   ------

           Income before income taxes ........................      786    1,014
Income tax expense ...........................................      227      324
                                                                 ------   ------

           Net income ........................................   $  559      690
                                                                 ======   ======

Basic earnings per share .....................................   $ 0.70     0.81
                                                                 ======   ======

Diluted earnings per share ...................................   $ 0.70     0.80
                                                                 ======   ======


See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

    Consolidated Statements of Stockholders' Equity and Comprehensive Income
             (Dollars in thousands except share and per share data)

                     Years ended September 30, 2000 and 1999

                                                            Unearned          Accumulated
                                                 Additional   ESOP/             other                      Total
                                       Common     paid-in     MSBP  Retained comprehensive  Treasury    stockholders'
                                       stock      capital    shares earnings income (loss)    stock        equity
                                       ------     -------   ------- -------- ----------    ---------      ---------
Balance at September 30, 1998         $   106       10,083   (671)   6,736        208        (2,426)        14,036

Comprehensive income:
    Net income                              -            -      -      690          -             -            690
    Unrealized loss on securities
      available-for-sale, net of
      reclassification adjustment           -            -      -        -       (549)            -           (549)
                                                                                                           -------

         Total comprehensive income                                                                            141

Repurchase of 45,463 shares of
  common stock                              -            -      -        -          -          (582)          (582)

Tax benefit from stock related
  compensation                              -            1      -        -          -             -              1

ESOP shares committed to be
  released                                  -           12     46        -          -             -             58

MSBP shares vested                          -            -     48        -          -             -             48

Cash dividends declared
  ($.42 per share)                          -            -      -     (346)         -             -           (346)
                                      -------       ------   ----    -----       ----        ------        -------

Balance at September 30, 1999             106       10,096   (577)   7,080       (341)       (3,008)        13,356

Comprehensive income:
    Net income                              -            -      -      559          -             -            559
    Unrealized gain on securities
      available-for-sale, net of
      reclassification adjustment           -            -      -        -        123             -            123
                                                                                                           -------

         Total comprehensive
           income                                                                                              682

Repurchase of 64,190 shares of
  common stock                              -            -      -        -          -          (693)          (693)

MSBP shares awarded
  (4,000 shares)                            -            -    (49)       -          -            49              -

ESOP shares committed to be
  released                                  -            4     46        -          -             -             50

MSBP shares vested                          -            -     52        -          -             -             52

Cash dividends declared
  ($.48 per share)                          -            -      -     (368)         -             -           (368)
                                      -------       ------   ----    -----       ----        ------        -------

Balance at September 30, 2000         $   106       10,100   (528)   7,271       (218)       (3,652)        13,079
                                      =======       ======   ====    =====       ====        ======        =======

See accompanying notes to consolidated financial statements.

                   CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                           Consolidated Statements of Cash Flows
                                  (Dollars in Thousands)

                          Years ended September 30, 2000 and 1999

                                                             2000        1999
                                                           --------    --------
Cash flows from operating activities:
    Net income                                             $    559         690
    Adjustments to reconcile net income to net cash
      provided by operating activities:
         Provision for loan losses                                -           6
         Amortization of premiums and discounts on
           investment securities, net                           (10)         21
         Deferred income tax expense (benefit)                   (1)         10
         Federal Home Loan Bank stock dividend                  (67)        (71)
         Depreciation                                            52          50
         Loss on sale of securities                              13           3
         Loss (gain) on sale of foreclosed real estate            2          (3)
         Mutual funds dividends reinvested                      (33)        (41)
         Deferred loan origination fees, net                     (7)         32
         Loss on sale of premises and equipment                   -           1
         ESOP shares committed to be released                    50          58
         MSBP compensation expense                               52          48
         Change in:
           Accrued interest receivable                          (12)         16
           Other assets                                          38         (34)
           Income taxes payable                                 (35)         47
           Accrued expenses and other liabilities               (79)         87
                                                           --------    --------
              Net cash provided by operating activities         522         920
                                                           --------    --------
Cash flows from investing activities:
    Decrease in interest-bearing deposits                         -          99
    Purchases of securities available-for-sale               (1,669)    (13,971)
    Proceeds from maturities, calls and prepayments of
      securities available-for-sale                           2,009      11,290
    Proceeds from sales of securities available-for-sale        487         960
    Origination of loans receivable                          (8,501)    (10,116)
    Repayment of principal on loans receivable                7,328      10,164
    Purchases of premises and equipment                         (33)       (197)
    Proceeds from sale of foreclosed real estate                 (2)        103
                                                           --------    --------
              Net cash used in investing activities            (381)     (1,668)
                                                           --------    --------
Cash flows from financing activities:
    Net increase (decrease) in deposits                      (2,168)      1,336
    Advances from Federal Home Loan Bank                     29,700      23,100
    Repayment of advances from Federal Home Loan Bank       (26,000)    (22,150)
    Net change in advances from borrowers for taxes
      and insurance                                               3           5
    Repurchase of common stock                                 (693)       (582)
    Dividends paid to stockholders                             (376)       (333)
                                                           --------    --------
              Net cash provided by financing activities         466       1,376
                                                           --------    --------
Net increase in cash and cash equivalents                       607         628
Cash and cash equivalents at beginning of year                2,189       1,561
                                                           --------    --------
Cash and cash equivalents at end of year                   $  2,796       2,189
                                                           ========    ========
Cash paid during the year for:
    Interest                                               $  2,533       2,375
    Income taxes                                                263         278
                                                           ========    ========

Noncash investing activities:
     The Company transferred loans of $73 and $173 to other real estate owned in 2000 and 1999, respectively.

See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999



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


                                       17                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


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


                                       18                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


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


       Other Real Estate Owned

       Other real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized, and expenses of holding foreclosed properties are charged to operations as incurred. Other real estate owned of $73 at September 30, 1999 is included in other assets on the accompanying consolidated balance sheet. No other real estate owned was held at September 30, 2000.


       Premises and Equipment

       Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of 39 years for the building and 5 to 7 years for furniture, fixtures and equipment.


       Long-Lived Assets

       Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or circumstances indicate the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. No long-lived assets were identified as impaired as of September 30, 2000 or 1999.


       Income Taxes

       The Holding Company and BFSB have elected to file separate Federal income tax returns.


                                       19                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


       Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date.


       Stock-Based Compensation

       Compensation cost for stock-based compensation to employees is measured at the grant date using the intrinsic value method. Under the intrinsic value method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to ultimately acquire the stock and is recognized as compensation expense over any related service period. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based compensation plans. Compensation expense for nonemployee stock option grants is measured at the grant date based on the fair value of the award as required by SFAS No. 123. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting for employee stock option grants described above, and has adopted the disclosure requirements of SFAS No. 123.


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


       Fiscal Year

       The Company's fiscal year ends on September 30. Unless otherwise noted, references to a fiscal year refers to the year in which such fiscal year ends.


       Comprehensive Income

       Comprehensive income includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of other comprehensive income is unrealized gains and losses on securities available-for-sale.



                                       20                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


       Derivative Instruments

       SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company adopted the provisions of SFAS No. 133 effective October 1, 1998. Under a one-time opportunity provided for upon adoption of the statement, the Company reclassified all of its held-to-maturity securities, with an amortized cost of $3,938 as available-for-sale. The net effect of this reclassification was an increase in total assets of $84, deferred tax liabilities of $29 and accumulated other comprehensive income of $55.


       Reclassifications

       Certain reclassifications have been made to the 1999 financial statements to conform with the 2000 presentation.


(2)    Investment and Mortgage-Backed Securities Available-for-Sale

       The amortized cost, unrealized gains and losses, and estimated fair values of investment and mortgage-backed securities available-for-sale at September 30 are as follows:

                                                                     Gross                Gross              Estimated
                                              Amortized           unrealized           unrealized              fair
                2000                            cost                 gains               losses                value
                                        ---------------------------------------------------------------------------------
     U.S. agency obligations            $       15,249                   -                 (575)              14,674
     Municipal securities                        1,886                   5                  (67)               1,824
     Mutual funds                                1,106                 470                    -                1,576

     Mortgage-backed securities:
         GNMA certificates                       4,389                  11                  (85)               4,315
         FHLMC certificates                      3,606                  10                  (60)               3,556
         REMIC certificates                        604                   -                  (21)                 583
         FNMA certificates                       2,359                  16                  (34)               2,341
                                        ------------------   ------------------   ------------------   ------------------
             Total MBS                          10,958                  37                 (200)              10,795
                                        ------------------   ------------------   ------------------   ------------------
                                        $       29,199                 512                 (842)              28,869
                                        ==================   ==================   ==================   ==================

                                       21                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


                                                                     Gross                Gross              Estimated
                                              Amortized           unrealized           unrealized              fair
                1999                            cost                 gains               losses                value
                                        ---------------------------------------------------------------------------------
     U.S. agency obligations            $       15,749                   -                 (603)              15,146
     Municipal securities                        2,033                   7                  (95)               1,945
     Mutual funds                                1,073                 348                  (12)               1,409

     Mortgage-backed securities:
         GNMA certificates                       4,001                  19                  (81)               3,939
         FHLMC certificates                      3,949                  13                  (71)               3,891
         REMIC certificates                        719                   -                  (27)                 692
         FNMA certificates                       2,472                  13                  (28)               2,457
                                        ------------------   ------------------   ------------------   ------------------
             Total MBS                          11,141                  45                 (207)              10,979
                                        ------------------   ------------------   ------------------   ------------------
                                        $       29,996                 400                 (917)              29,479
                                        ==================   ==================   ==================   ==================

       The REMICs consist of two certificates at September 30, 2000 and 1999 which are backed by the FNMA or the FHLMC.

       Maturities of securities available-for-sale (other than mutual funds) at September 30, 2000 are shown below. Mortgage-backed securities are included in this maturity schedule based on current estimates of their expected average lives.

                                                                                         Estimated
                                                                Amortized                  Fair
                                                                  Cost                     Value
                                                          ----------------------   ----------------------
Due within one year                                       $             86                       86
Due after one year through five years                                9,258                    9,154
Due after five years through ten years                              17,346                   16,724
Due after ten years                                                  1,403                    1,329
                                                          ----------------------   ----------------------
                                                          $         28,093                   27,293
                                                          ======================   ======================

       Gross realized losses on the sale of investment and mortgage-backed securities available-for-sale were $13 and $3 during the years ended
       September 30, 2000 and 1999, respectively. There were no gross gains during the years ended September 30, 2000 and 1999.

       The Company has not entered into any interest rate swaps, options or future contracts. Substantially all of the U.S. agency obligations and municipal securities at September 30, 2000 have call features.


                                       22                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


(3)    Loans Receivable, Net
       Loans receivable, net at September 30 are summarized as follows:

                                                                  2000                     1999
                                                          ----------------------   ----------------------
Real estate mortgage loans, including commercial
    real estate                                           $         27,199                   26,499
Real estate construction loans                                         516                      473
Consumer loans                                                       1,699                    1,498
Home equity loans                                                    1,003                      837
Commercial and agricultural loans                                    1,134                      877
Savings account and other loans                                        212                      181
                                                          ----------------------   ----------------------
                                                                    31,763                   30,365
Less:
    Loans in process                                                   331                      200
    Allowance for loan losses                                          270                      249
    Net deferred loan origination fees                                 182                      189
                                                          ----------------------   ----------------------
                                                          $         30,980                   29,727
                                                          ======================   ======================

       Adjustable rate mortgages included in the real estate loans receivable balance above were approximately $182 and $67 at September 30, 2000 and 1999, respectively.

       Real estate loans serviced for others were $65 and $70 at September 30, 2000 and 1999, respectively.

       First mortgage loans pledged as collateral for public funds or for other funds on deposit with BFSB were approximately $7,012 and $7,445 at September 30, 2000 and 1999, respectively.

       A summary of activity in the allowance for loan losses is as follows:

                                                                  2000                     1999
                                                          ----------------------   ----------------------
Balance at beginning of year                              $           249                      284
Provision                                                               -                        6
Losses charged against the allowance                                  (21)                     (71)
Recoveries of amounts previously charged off                           42                       30
                                                          ----------------------   ----------------------
Balance at end of year                                    $           270                      249
                                                          ======================   ======================

       BFSB is not committed to lend additional funds to debtors whose loans have been modified. BFSB's impaired loans, which include those loans currently reported as nonaccrual, amounted to approximately $62 and $68 at September 30, 2000 and 1999, respectively, and were not subject to a specific allowance for loan losses because of the estimated net realizable value of loan collateral, guarantees and other factors.


                                       23                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


(4)    Accrued Interest Receivable
       Accrued interest receivable at September 30 is summarized as follows:

                                                                  2000                     1999
                                                          ----------------------   ----------------------
Investment securities                                     $           253                      268
Mortgage-backed securities                                             60                       61
Loans receivable                                                      221                      193
                                                          ----------------------   ----------------------
                                                          $           534                      522
                                                          ======================   ======================

(5)    Premises and Equipment

       Premises and equipment at September 30 is summarized as follows:

                                                                  2000                     1999
                                                          ----------------------   ----------------------
Land and building                                         $           668                      662
Furniture, fixtures and equipment                                     372                      352
                                                          ----------------------   ----------------------
                                                                    1,040                    1,014
Less accumulated depreciation                                         515                      470
                                                          ----------------------   ----------------------
                                                          $           525                      544
                                                          ======================   ======================


(6)    Deposits

       Deposits at September 30 are summarized as follows:

                                                         2000                                          1999
                                --------------------------------------------------------   ------------------------------
                                      Weighted
                                    average rate             Amount          Percent          Amount          Percent
                                ----------------------    -------------   --------------   -------------    -------------
     Demand, NOW and MMDA
        accounts                        3.17%             $     10,585        33.0%        $      9,099         26.6%
     Passbook savings                   3.63%                    3,391        10.6                3,683         10.8

     Certificates of deposit,       4.01 to 5.00%                2,397         7.5                6,223         18.2
        by interest rate            5.01 to 6.00                 8,930        27.8               13,553         39.5
                                    6.01 to 7.00                 5,627        17.5                1,691          4.9
                                    7.01 to 8.00                 1,151         3.6                    -            -
                                                          -------------   --------------   -------------    -------------
       Total certificates of
          deposit                                               18,105        56.4               21,467         62.6
                                                          -------------   --------------   -------------    -------------
       Total deposits                                     $     32,081       100.0%        $     34,249        100.0%
                                                          =============   ==============   =============    =============

       Certificates  of deposit  and savings  accounts  of $100 or greater  were
       approximately   $5,377  and  $7,700  at  September  30,  2000  and  1999,
       respectively.


                                       24                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999



     Certificates of deposit at September 30, 2000 are scheduled to mature as follows:

Year ending September 30                                         Amount
                                                          ----------------------

    2001                                                  $         12,919
    2002                                                             3,263
    2003                                                             1,680
    2004                                                               243
                                                          ----------------------
                                                          $         18,105
                                                          ======================

     Interest expense on deposits for the years ended September 30 is summarized as follows:

                                                                  2000                     1999
                                                          ----------------------   ----------------------
NOW accounts and MMDA                                     $           320                      322
Certificates of deposit and savings                                 1,264                    1,226
                                                          ----------------------   ----------------------
                                                          $         1,584                    1,548
                                                          ======================   ======================

       Accrued interest payable on deposits (included in accrued expenses and other liabilities) was $129 and $130 at September 30, 2000 and 1999, respectively.


(7)    Advances From Federal Home Loan Bank

       Advances from the Federal Home Loan Bank at September 30 are summarized as follows:

                                                                  2000                    1999
                                                          ---------------------   ----------------------
4.77% to 6.84% Putable Advances, put option
    exercisable quarterly, interest payable monthly
                                                          $         12,700                  11,200
5.95% to 7.49% Fixed Rate Advances, interest payable
    monthly                                                          6,600                   4,400
                                                          ---------------------   ----------------------
                                                          $         19,300                  15,600
                                                          =====================   ======================

       At September 30, 2000, BFSB had a Cash Management Advance note with a maximum allowable advance of $3,106 maturing on December 22, 2000. No amounts were outstanding as of September 30, 2000 or 1999. BFSB did receive advances under the Cash Management Advance note of $5,800 and $4,600 during the years ended September 30, 2000 and 1999, respectively which were fully repaid prior to September 30, 2000 and 1999.


                                       25                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


     Contractual principal payments on advances from Federal Home Loan Bank subsequent to September 30, 2000 are as follows:

Year ending September 30                                         Amount
                                                          ----------------------

    2001                                                  $         10,900
    2002                                                             4,400
    2003                                                             3,500
    2004                                                                 -
    Thereafter                                                         500
                                                          ----------------------

                                                          $         19,300
                                                          ======================

     These advances are secured by pledges of FHLB demand accounts, FHLB stock and a blanket assignment of unpledged, qualifying mortgage loan and investment and mortgage-backed securities.

     The weighted average interest rate on these advances was 6.35% and 5.15% at September 30, 2000 and 1999, respectively.

(8)  Comprehensive Income

     A summary of the reclassification amounts and related tax effects for comprehensive income follows:

                                                                                Year Ended September 30,
                                                                     -----------------------------------------------
                                                                             2000                      1999
                                                                     ----------------------    ---------------------
Disclosure of reclassification amount:
    Unrealized and realized holding gains (losses) arising
       during the period, net of income tax expense
       (benefit) of $60 and $(312) in 2000 and 1999,
       respectively                                                  $      114                      (606)
    Effect of adoption of SFAS No. 133, net of income tax
       expense of $28                                                         -                        55
    Reclassification adjustment for losses included in net
       income, net of income tax benefit of $4 and $1 in
       2000 and 1999, respectively                                            9                         2
                                                                     -----------------    ---------------------
          Net change in unrealized loss on
              available-for-sale investment securities               $      123                      (549)
                                                                     =================    =====================

                                       26                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


(9)    Income Taxes

       Federal income tax expense (benefit) for the years ended September 30 is summarized as follows:

                                                                  2000                     1999
                                                          ----------------------   ----------------------
Current                                                   $           228                      314
Deferred                                                               (1)                      10
                                                          ----------------------   ----------------------
    Total                                                 $           227                      324
                                                          ======================   ======================

       Income tax expense for the years ended September 30 differs from "expected" income tax expense (computed by applying the Federal corporate income tax rate of 34% to income before income taxes) as follows:

                                                                  2000                     1999
                                                          ----------------------   ----------------------
Computed "expected" tax expense                           $           267                      345
Increase (decrease) resulting from:
     Tax-exempt interest                                              (31)                     (32)
     Dividends exclusion                                               (8)                      -
     Mark-to-market adjustment on ESOP shares
         committed to be released                                       1                        4
     Other                                                             (2)                       7
                                                          ----------------------   ----------------------
                                                          $           227                      324
                                                          ======================   ======================

       Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities at September 30 are as follows:

                                                                  2000                     1999
                                                          ----------------------   ----------------------
Deferred tax assets:
    Unrealized loss on securities available-for-sale      $           112                      176
    Allowance for loan losses                                          92                       85
    Employee benefits                                                  18                        -
    Deferred loan fees                                                 10                       13
    Other                                                               -                       14
                                                          ----------------------   ----------------------
           Gross deferred tax assets                                  232                      288
                                                          ----------------------   ----------------------

Deferred tax liabilities:
    FHLB stock dividends                                             (219)                    (196)
    Tax bad debt reserve in excess of base year
       amount                                                         (13)                     (26)
    Prepaid deposit insurance premium                                  (1)                      (4)
                                                          ----------------------   ----------------------
           Gross deferred tax liabilities                            (233)                    (226)
                                                          ----------------------   ----------------------
           Net deferred tax asset (liability)             $            (1)                      62
                                                          ======================   ======================

                                       27                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999



       At September 30, 2000 the deferred tax liability is included in "accrued expenses and other liabilities" in the accompanying consolidated balance sheet.

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, at September 30, 2000 and 1999, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

       Retained earnings at September 30, 2000 includes approximately $398 which is essentially income offset by percentage of income bad debt deductions for income tax purposes prior to 1988 (the "Base Year Reserve"). This amount is treated as a permanent difference and deferred taxes of approximately $135 are not recognized unless it appears that the amount will be reduced and thereby result in taxable income in the foreseeable future. Under current tax regulations, management does not foresee any changes in its business or operations which would result in a recapture of the Base Year Reserve into taxable income. A deferred tax liability has been recognized by BFSB for the amount of the tax bad debt reserve in excess of the Base Year Reserve. The August 1996 tax legislation also requires this excess to be recaptured and included in taxable income over a six year period.


(10)   Employee Benefit Plans

       Retirement Plan. BFSB has a non-contributory defined contribution retirement plan for all eligible employees. The retirement plan provides for a discretionary Bank contribution. No contributions to the retirement plan were made by BFSB during the years ended September 30, 2000 and 1999.

       Employee Stock Ownership Plan (ESOP). Effective January 1, 1996 the Company's Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 64,000 shares of the Holding Company's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $640 from the Holding Company to fund the purchase, evidenced by a note receivable recorded by the Holding Company and secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments of approximately $11, bearing interest at prime (9.5% and 7.75% at September 30, 2000 and 1999, respectively), maturing February 2010. Contributions of cash or common stock are made from BFSB to the ESOP, the form of which is at the discretion of the Board of Directors. For financial reporting purposes, the unearned ESOP compensation is classified as a reduction of consolidated stockholders' equity and amounts paid to the Holding Company for interest have been eliminated in consolidation.


                                       28                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


       BFSB records compensation expense equal to the fair value of shares at the date such shares are committed to be released. Shares are committed to be released on a straight-line basis over the term of the note receivable recorded by the Holding Company. Shares committed to be released are allocated to participant accounts after the end of each fiscal year. For the years ended September 30, 2000 and 1999, ESOP principal and interest payments of approximately $86 and $85, respectively, were funded by Bank contributions of approximately $57 and $59, respectively, to the ESOP. The remainder of the ESOP payments was funded by dividends on both allocated and unallocated ESOP shares. 4,571 shares were committed to be released to participant accounts during each of the years ended September 30, 2000 and 1999 and the fair value of the remaining shares to be released in future years was approximately $476 at September 30, 2000. BFSB recognized compensation expense relating to the ESOP of $41 and $53 during the years ended September 30, 2000 and 1999, respectively. The dividends on the unallocated ESOP shares are not recorded as dividends in the consolidated statements of stockholders' equity.

       Management Stock Bonus Plan (MSBP). On October 2, 1996, the Company's Board of Directors approved the MSBP. The terms of the MSBP provide for the award of up to 42,320 shares of common stock to certain officers and directors. Deferred compensation is recorded at the date of the stock award based on the fair value of the shares granted. Vesting in the grant occurs in five equal, annual installments and the related deferred compensation is expensed over the same period. For financial reporting purposes the unearned deferred compensation balance is classified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. During 1997, BFSB purchased 42,320 shares for the MSBP and granted 24,122 shares to officers and directors. During 1998, 3,386 of unvested shares were forfeited. During 2000, 4,000 shares were granted to officers. BFSB recognized compensation expense for the MSBP of $52 and $48 for the years ended September 30, 2000 and 1999, respectively. At September 30, 2000 and 1999, there were 7,845 and 7,956 of unvested shares, respectively.

       Stock Option Plan. On October 2, 1996, the Company's Board of Directors approved the Stock Option Plan ("Stock Option Plan"). The terms of the Stock Plan provide for the granting of up to 105,800 shares of common stock to certain officers and directors. The Stock Option Plan provides for the granting of both incentive and non-incentive stock options. The terms of the options may not exceed 10 years from the date the options are granted. Incentive stock options granted to stockholders with 10% or less of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 110% of the fair market value at the grant date, and the term of the option may not exceed 10 years from the date of grant. Incentive stock options granted to stockholders with more than 10% of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 110% of the fair market value at the grant date, and the term of the option may not exceed 5 years from the date of the grant. Non-incentive stock options shall be granted at an option price of not less then the fair market value at the grant date. At September 30, 2000 and 1999, total shares available for options grants under the Stock Option Plan are 29,675 and 38,088 shares, respectively.


                                       29                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


       Changes in shares issuable under options granted for the years ended September 30, 2000 and 1999 are summarized as follows:

                                               Options outstanding                    Options exercisable
                                        -----------------------------------    -----------------------------------
                                                               Weighted                              Weighted
                                                               average                               average
                                           Number of           exercise           Number of          exercise
                                            Shares              price              Shares             price
                                        ----------------   ----------------    ----------------   ----------------
Balance September 30, 1998                    65,596           $ 11.80                25,390         $ 11.75

Became exercisable                                 -                 -                13,118         $ 11.80
                                        ----------------                       ----------------

Balance September 30, 1999                    65,596           $ 11.80                38,508         $ 11.77

Granted                                       10,529           $ 10.16                     -               -

Canceled                                      (2,116)          $ 11.75                (1,269)        $ 11.75

Became exercisable                                 -                 -                13,224         $ 12.67
                                        ----------------                       ----------------
Balance September 30, 2000                    74,009           $ 11.24                50,463         $ 12.01
                                        ================                       ================

       The stock options outstanding at September 30, 2000 consist of the following:

                                 Weighted                 Weighted
   Number of Shares          Average Exercise              Average
                                   Price               Remaining Life
-----------------------    ----------------------   ----------------------

      10,529                      $ 10.15                  9.52 years

      61,364                      $ 11.75                  6.0  year

       2,116                      $ 13.25                  7.96 years
-----------------------
      74,009
=======================

       Based on the terms of options granted and using the intrinsic value method, no compensation cost has been recognized for any stock option grants in the accompanying financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its stock options, the Company's net income and net income per share for the years ended September 30, 2000 and 1999 would have been as follows:
                                                 2000           1999
                                             -------------   -----------
Net income:    As reported                   $    559            690
               Pro forma                          536            667
                                             =============   ===========


                                       30                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


                                                                          2000              1999
                                                                  -----------------    ------------------
Basic earnings per share:    As reported                          $        .70               .81
                             Proforma                                      .67               .78
                                                                  =================    ================
Diluted earnings per share:      As reported                      $        .70               .80
                                 Pro forma                                 .67               .78
                                                                  =================    ================

       The per share weighted-average fair value of stock options granted during 2000 for this pro forma disclosure was $2.54, determined on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 4%, risk-free interest rates of 5.56% and 6.25%, volatility factor of 21%, and expected life of 10 years. There were no stock option grants during 1999.

       Severance Agreements. BFSB has four severance agreements with its executive officers. Such agreements have a term of three years and provide for payments equal to three times average annual salary for the previous five years, in the event BFSB experiences a change in control. A change in control is defined as (1) a sale of more than 25% of the assets of BFSB or the Holding Company; (2) any merger or recapitalization whereby BFSB or the Holding Company is not the surviving entity; (3) a change in control as determined by the OTS; or (4) acquisition directly or indirectly of 25% or more of the voting stock of BFSB or the Holding Company by an individual, entity or group.


(11)   Earnings Per Share

       The following table sets forth the  computation  of  basic  and   diluted
       earnings per share for the years ended September 30:

                                                                                     2000                   1999
                                                                              --------------------   -------------------
    Number of shares on which basic earnings per share is calculated:
       Average outstanding common shares during the fiscal year                        800,818                853,230

       Add:    Incremental shares under stock option plans                                 675                  4,656
               Incremental shares related to MSBP                                            -                    297
                                                                              --------------------   -------------------
    Number of shares on which diluted earnings per share is calculated                 801,493                858,183
                                                                              ====================   ===================
    Net income applicable to common stockholders                              $            559                    690
                                                                              ====================   ===================
    Basic earnings per share                                                  $            .70                    .81
                                                                              ====================   ===================
    Diluted earnings per share                                                $            .70                    .80
                                                                              ====================   ===================

                                       31                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


       Stock options and MSBP awards of 72,988 and 4,106 shares for the years ended September 30, 2000 and 1999, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, the effect would be antidilutive.


(12)   Regulatory Capital

       BFSB is required to meet three capital requirements: a tangible capital requirement equal to not less than 1.5% of tangible assets (as defined in the regulations), a core capital requirement, comprised of tangible capital adjusted for supervisory goodwill and other defined factors, equal to not less than 3.0% of tangible assets, and a risk-based capital requirement equal to at least 8.0% of all risk-weighted assets. For risk-weighting, selected assets are given a risk assignment of 0% to 100%. BFSB's total risk-weighted assets at September 30, 2000 and 1999 were approximately $25,798 and $24,793, respectively.

       BFSB's compliance with capital requirements at September 30, 2000 and 1999 follows:

                                                                              Minimum to be
                                                                         adequately capitalized        Minimum to be well
                                                                              under prompt              capitalized under
                                                                           corrective actions           prompt corrective
                                                     Actual                     provision               actions provision
                                             ------------------------    ------------------------    ------------------------
                                              Amount         Ratio        Amount         Ratio        Amount         Ratio
                                             ----------    ----------    ----------    ----------    ----------    ----------
         As of September 30, 2000:
           Total capital (to
              risk-weighted assets)          $ 11,877         46.04%     $   2,064        8.00%      $   2,580       10.00%
           Core (Tier 1) capital (to
              risk-weighted assets)            11,607         44.99            774        3.00           1,548        6.00
           Core (Tier 1) capital (to
              adjusted assets)                 11,607         18.08          1,926        3.00           3,210        5.00
           Tangible capital (to
              tangible assets)                 11,607         18.08            963        1.50             963        1.50
                                             ==========    ==========    ==========    ==========    ==========    ==========
         As of September 30, 1999:
           Total capital (to
              risk-weighted assets)          $ 12,400         50.01%     $   1,983        8.00%      $   2,479       10.00%
           Core (Tier 1) capital (to
              risk-weighted assets)            12,151         49.01            744        3.00           1,488        6.00
           Core (Tier 1) capital (to
              adjusted assets)                 12,151         19.22          1,897        3.00           3,161        5.00
           Tangible capital (to
              tangible assets)                 12,151         19.22            948        1.50             948        1.50
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


                                       32                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999



       Consolidated stockholders' equity differs from BFSB's tangible, core, and risk-based capital at September 30 as a result of the following:

                                                                  2000                     1999
                                                          ----------------------   ----------------------
Consolidated stockholders' equity                         $        13,079                   13,356
Holding Company net assets                                         (2,000)                  (1,767)
                                                          ----------------------   ----------------------
    BFSB capital                                                   11,079                   11,589
Add back unrealized losses on certain
    available-for-sale securities                                     528                      562
                                                          ----------------------   ----------------------
Tangible and core capital                                          11,607                   12,151
Allowance for loan losses (limited to 1.25% of
    risk-weighted assets)                                             270                      249
                                                          ----------------------   ----------------------
           Risk-based capital                             $        11,877                   12,400
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

       In addition, savings banks that before and after proposed dividend distributions meet or exceed their fully phased-in capital requirements, may make capital distributions with prior notice to the OTS during any calendar year up to 100% of year-to-date net income plus 50% of the amount in excess of their fully phased-in capital requirements as of the beginning of the calendar year. However, the OTS may impose greater restrictions if an institution is deemed to be in need of more than normal supervision. BFSB currently exceeds its fully phased-in capital requirements and has been assessed as "well-capitalized" under the regulatory guidelines as of September 30, 2000.


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


                                       33                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999



       Financial instruments outstanding at September 30, 2000 whose contract amounts represent credit risk are fixed-rate commitments to extend credit totaling approximately $384. These commitments generally contain a termination date of 30 days from the date the commitment is approved.


(14)   Commitments

       The Company has entered into a purchase and assumption agreement to purchase the assets and assume the liabilities, deposits of approximately $1,300 (unaudited), of a branch in Gillette, Wyoming for $675. The closing of the transaction is expected to take place in first quarter of fiscal year 2001. The Company has also entered into a related agreement to purchase a vacant lot adjacent to the branch for a total purchase price of $75.

       The Company has entered into an option agreement to purchase land in Sheridan, Wyoming. The option expires on December 1, 2000. The land will facilitate construction of a branch. The purchase price of the land is $277. The purchase is expected to close in the first quarter of fiscal year 2001.

       The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.


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

                                       34                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999


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

The approximate book value and fair value of the Company's financial instruments as of September 30 are as follows:

                                                         2000                                     1999
                                        ---------------------------------------   --------------------------------------
                                           Book value           Fair value           Book value           Fair value
                                        ------------------   ------------------   ------------------   -----------------
Assets:
    Cash and cash equivalents           $         2,796                2,796                2,189                2,189
    Investment and mortgage-backed
        securities
        available-for-sale                       28,869               28,869               29,479               29,479
    Stock in FHLB                                 1,055                1,055                  988                  988
    Loans receivable, net                        30,980               30,588               29,727               29,278
    Accrued interest receivable                     534                  534                  522                  522

Liabilities:
    Deposits                                     32,081               32,037               34,249               34,166
    Advances from FHLB                           19,300               19,188               15,600               15,519
                                        ==================   ==================   ==================   =================


                                       35                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999



(16)   Holding Company Information (Condensed)
       The summarized financial information for Crazy Woman Creek Bancorp Incorporated is presented below. Intercompany balances and transactions are noted parenthetically.

       Condensed Balance Sheets

                                                                                            September 30,
                                                                                --------------------------------------
                                                                                      2000                 1999
                                                                                -----------------    -----------------
                                  Assets
                                  ------

Cash (demand account with BFSB)                                                 $            37                   25
Investment in subsidiary                                                                 11,078               11,565
Loan to ESOP                                                                                434                  480
Dividend receivable - BFSB                                                                  200                   90
Investment securities available-for-sale - mutual funds                                   1,576                1,409
Income taxes receivable                                                                      11                    8
Other assets                                                                                  1                    1
                                                                                -----------------    -----------------
        Total assets                                                            $        13,337               13,578
                                                                                =================    =================

                   Liabilities and Stockholders' Equity
                   ------------------------------------

Deferred tax liability - investment securities available-for-sale               $           160                  114
Dividends payable                                                                            96                  104
Other liabilities                                                                             2                    4
Stockholders' equity:
    Common stock                                                                            106                  106
    Additional paid-in capital                                                           10,100               10,096
    Unearned ESOP/MSBP shares                                                              (528)                (577)
    Retained earnings                                                                     7,271                7,080
    Accumulated other comprehensive loss                                                   (218)                (341)
    Treasury stock                                                                       (3,652)              (3,008)
                                                                                -----------------    -----------------
        Total stockholders' equity                                                       13,079               13,356
                                                                                -----------------    -----------------
        Total liabilities and stockholders' equity                              $        13,337               13,578
                                                                                =================    =================


                                       36                            (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2000 and 1999

       Condensed Statements of Income

                                                                                      Year Ended September 30,
                                                                                --------------------------------------
                                                                                      2000                 1999
                                                                                -----------------    -----------------
Dividends from BFSB                                                             $       1,180                  270
Dividends on mutual funds                                                                  33                   41
Interest income (ESOP loan and loan to BFSB)                                               41                   58
Management fee to BFSB                                                                    (28)                 (28)
Other operating expenses                                                                  (32)                 (34)
                                                                                -----------------    -----------------
    Income before equity in undistributed earnings of subsidiary and
       income taxes                                                                     1,194                  307
Equity in undistributed earnings (distributions in excess of earnings) of
    subsidiary                                                                           (652)                 393
                                                                                -----------------    -----------------
    Income before income taxes                                                            542                  700
Income tax benefit (expense)                                                               17                  (10)
                                                                                -----------------    -----------------
    Net income                                                                  $         559                  690
                                                                                =================    =================

       Condensed Statements of Cash Flows
                                                                                      Year Ended September 30,
                                                                                --------------------------------------
                                                                                      2000                 1999
                                                                                -----------------    -----------------
Net income                                                                      $         559                  690
Adjustments to reconcile net income to net cash provided by operating activities:
       Dividends in excess of earnings (equity in undistributed earnings)
           of subsidiary                                                                  652                 (393)
       Mutual fund dividends reinvested                                                   (33)                 (41)
       Increase in dividends receivable - BFSB                                           (110)                 (90)
       Decrease (increase) in income taxes receivable                                      (3)                   2
       Decrease in other liabilities                                                       (2)                  (1)
       Decrease in other assets                                                             -                   11
                                                                                -----------------    -----------------
           Net cash provided by operating activities                                    1,063                  178
                                                                                -----------------    -----------------
Cash flows from investing activities:
    Principal payments received on loan to BFSB                                             -                  674
    Principal payments received on ESOP note receivable                                    46                   46
                                                                                -----------------    -----------------
           Net cash provided by investing activities                                       46                  720
                                                                                -----------------    -----------------
Cash flows from financing activities:
    Repurchase of common stock                                                           (693)                (582)
    Cash dividends paid                                                                  (404)                (360)
                                                                                -----------------    -----------------
           Net cash used in financing activities                                       (1,097)                (942)
                                                                                -----------------    -----------------
Net increase (decrease) in cash                                                            12                  (44)
Cash at beginning of year                                                                  25                   69
                                                                                -----------------    -----------------
                                                                                           37                   25
                                                                                =================    =================
Cash paid (refunds received) during the year for income taxes                   $         (11)                   7
                                                                                =================    =================

                                       37                            (Continued)

                                Corporate Office
    Crazy Woman Creek Bancorp, Incorporated and Buffalo Federal Savings Bank

                         106 Fort Street, P.O. Box 1020
                           Buffalo, Wyoming 82834-1020
                                 (307) 684-5591

          Board of Directors of Crazy Woman Creek Bancorp, Incorporated

Richard Reimann                                         Greg L. Goddard
Chairman of the Board

Deane D. Bjerke                                         Douglas D. Osborn

Thomas J. Berry                                         Sandra K. Todd


                               Executive Officers

Deane D. Bjerke                                         Mark A. Gannon
President and Chief Executive Officer                   Executive Vice President

Arnold R. Griffith, Jr.                                 John B. Snyder
Senior Vice President                                   Vice President and Chief Financial Officer


                             Professional Advisors

Corporate Counsel                                       Transfer Agent and Registrar
Kirven and Kirven                                       Computershare Investor Services
104 Fort Street                                         12039 West Alameda Parkway, Ste. Z-2
Buffalo, WY  82834                                      Lakewood, CO  80228

Independent Auditors                                    Special Counsel
KPMG LLP                                                Mailzia Spidi & Fisch, PC
1000 First Interstate Center                            1100 New York Avenue, NW
401 North 31st Street                                   Suite 340 West
Billings, MT  59101                                     Washington,  D.C. 20005

                                   Form 10-KSB

Crazy  Woman  Creek  Bancorp  Incorporated's  Annual  Report  for the year ended
September  30, 2000 filed with the  Securities  and Exchange  Commission on Form
10-KSB,  excluding  exhibits,  is available without charge upon written request.
For a copy of the Form 10-KSB or any other investor information, please write or call the Corporate Secretary at the Company's Corporate Office in Buffalo,
Wyoming. All public reports of the Company are available on the SEC's web site at www.sec.gov. The Annual Meeting of Stockholders will be held on January 24, 2001 at 3:00 p.m. at the Company's main office located at 106 Fort Street, Buffalo, Wyoming.



                     Crazy Woman Creek Bancorp, Incorporated
                                 106 Fort Street
                                  P.O. Box 1020
                                Buffalo, WY 82834
                                 (307) 684-5591