Form 10KSB, Exhibit 13
period 2001-09-30
CRAZY WOMAN CREEK BANCORP INC
filed 2001-12-21
CIK 1005119

CRAZY WOMAN CREEK BANCORP
                                  INCORPORATED




                               2001 ANNUAL REPORT
--------------------------------------------------------------------------------

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
                               2001 ANNUAL REPORT

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------


Letter to Stockholders .................................................    1

Corporate Profile and Stock Market Information .........................    2

Financial Highlights ...................................................    3

Management's Discussion and Analysis of
  Financial Condition and Results of Operations ........................    4

Independent Auditors' Report ...........................................   12

Consolidated Balance Sheets ............................................   13

Consolidated Statements of Income ......................................   14

Consolidated Statements of Stockholders' Equity and Comprehensive Income   15

Consolidated Statements of Cash Flows ..................................   16

Notes to Consolidated Financial Statements .............................   17

                     [CRAZY WOMAN CREEK BANCORP LETTERHEAD]






To Our Stockholders:


I am pleased to present our fifth annual report after the completion of our mutual to stock conversion in 1996. This past fiscal year has been one of growth and change. With a positive growth forecast for the Powder River Basin area of Northeast Wyoming and as the result of a strategic planning session, the Officers and Board of Directors made the decision to establish branches in Gillette and Sheridan. The purchase of a start up branch of the Hulett National Bank in Gillette occurred in December, 2000. The construction of a branch in Sheridan is currently under way with plans to open in April 2002.

The addition of the branch office in Gillette, Wyoming has enabled the bank to increase deposits and loan volume. Total assets grew from $64.826 million at September 30, 2000 to $68.773 million at September 30, 2001. Loans grew by over six million dollars to a balance of $37.058 million and deposits also grew nearly nine million dollars to a total of $40.709 million. The Board and Management are pleased with the development of the Gillette branch and feels there is excellent potential for future growth. The Powder River Basin area of Wyoming is currently seeing increased activity in methane well drilling along with future development of coal fired electrical generating plants.

Sheridan, Wyoming is also experiencing growth and the addition of our newly constructed branch office offers exciting possibilities. Sheridan, along with Buffalo, is also experiencing growth from methane development. In addition, the close proximity to the Big Horn Mountains and associated recreational opportunities has led to an increase in the retirement community. The future for growth along the Big Horn Mountain range and the western portion of the Powder River Basis looks very positive.

Along with growth and expansion, the Bank expects costs of operations to increase. Costs associated with branching will outweigh income for a period of time until each branch's assets grow to a level where they become profitable. The cost of increased employee compensation and the increased costs of other operations will curtail income in the short term, and the prospects for increased returns will also be curtailed. The Board and Management expect the future benefits from the branches will outweigh the income reductions that are presently occurring.

Fiscal year 2002 will provide exciting challenges as the officers and directors formulate goals and future directions for the company. Development of products and services will continue as an ongoing part of the planning process. I wish to personally invite all stockholders to our annual meeting that is scheduled for January 23, 2002.

Sincerely,


/s/Deane D. Bjerke
------------------
Deane D. Bjerke
President

                     CRAZY WOMAN CREEK BANCORP INCORPORATED

Corporate Profile

Crazy Woman Creek Bancorp Incorporated (the "Company") is the parent company of Buffalo Federal Savings Bank ("Buffalo Federal" or the "Bank"). The Company is a savings and loan holding company which, under existing laws, is not restricted in the types of activities in which it can engage. At the present time, the Company does not conduct any significant business and therefore does not employ any persons other than officers. The Company does, however, utilize the support staff and facilities of the Bank from time to time.

Buffalo Federal is a federally-chartered stock savings bank headquartered in Buffalo, Wyoming, which was originally chartered in 1932 under the name "Buffalo Building and Loan Association." Deposits are insured up to the maximum allowable by federal law. The Bank is a community oriented savings institution offering a variety of financial services to meet the needs of the communities that it serves. Buffalo Federal conducts its business from its offices in Buffalo and Gillette, Wyoming with an office opening soon in Sheridan, Wyoming.

Buffalo Federal attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to originate and fund loans secured by first mortgages on owner-occupied, one-to-four family residences in its market area. The Bank also makes commercial real estate, commercial, home equity loans, loans secured by deposits, automobile loans and personal loans and invests in municipal obligations, mortgage-backed securities, and other investments.

Stock Market Information

Since its initial public offering in March 1996, the Company's common stock has been traded on the Nasdaq SmallCap Market under the symbol "CRZY." The following table reflects the stock price highs and lows for each quarter during the last two years as reported by Nasdaq as well as cash dividends declared during the periods.
                                                 HIGH        LOW    DIVIDENDS
                                                 ----        ---    ---------
July 1, 2001 - September 30, 2001             $ 18.50    $ 12.06     $ 0.12
April 1, 2001 - June 30, 2001                   16.45      13.00       0.12
January 1, 2001 - March 31, 2001                16.63      11.25       0.12
October 1, 2000 - December 31, 2000             11.78      10.63       0.12
July 1, 2000 - September 30, 2000               11.88      10.13       0.12
April 1, 2000 - June 30, 2000                   11.00       9.38       0.12
January 1, 2000 - March 31, 2000                11.00       9.88       0.12
October 1, 1999 - December 31, 1999             12.75      10.00       0.12

Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions. The number of shareholders of record of common stock as of December 17, 2001, was approximately 810. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 17, 2001, there were 807,208 shares outstanding.

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

--------------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
(Dollars in Thousands except per share date)
At or For the Year Ended September 30,               2001          2000          1999        1998         1997
--------------------------------------------------------------------------------------------------------------------
Loan receivable, net                               $37,058       $30,980       $29,727      $29,986     $28,636
Investment and mortgage-backed
     securities, held to maturity (1)                   --            --            --        3,938       9,009
Investment and mortgage-backed
    securities, available for sale (1)              22,003        28,869        29,479       24,635      19,155
Total assets                                        68,773        64,826        63,661       62,153      59,952
Deposits                                            40,709        32,081        34,249       32,913      29,506
FHLB advances                                       13,400        19,300        15,600       14,650      15,700
Total stockholders' equity                          13,558        13,079        13,356       14,036      14,210
Interest income                                      4,404         4,317         4,313        4,420       3,940
Interest expense                                     2,749         2,532         2,358        2,448       1,983
Net interest income                                  1,655         1,785         1,955        1,973       1,957
Provision for loan losses                               --            --             6           18          --
Net income                                             211           559           690          712         691

--------------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
At or For the Year Ended September 30,               2001          2000          1999        1998         1997
--------------------------------------------------------------------------------------------------------------------
Performance Ratios:
Return on average assets (net income
  divided by average total assets)                    0.32%         0.88%         1.10%        1.16%       1.28%
Return on average equity (net income
  divided by average equity)                          1.57%         4.28%         4.96%        4.96%       4.74%
Average interest-earning assets to average
  interest-bearing liabilities                      124.35%       126.71%       125.32%      130.65%     136.86%
Net interest income after provision for
  loan losses to average earning assets               2.59%         2.85%         3.16%        3.25%       3.71%
Net interest rate spread                              1.54%         1.77%         2.09%        2.03%       2.32%
Average equity to average assets ratio
  (average equity divided by average
  total assets)                                      20.25%        20.64%        22.20%       23.46%      27.07%
Equity to assets at period end                       19.71%        20.18%        20.98%       22.59%      23.70%
Non-performing assets to total assets                 0.17%         0.10%         0.22%        0.41%       0.38%
Non-performing loans to gross loans                   0.31%         0.20%         0.46%        0.83%       0.77%
Allowance for loan losses, REO and other
  Repossessed assets to non-performing
  Assets                                            258.82%       435.48%       176.60%      110.66%     134.22%
Allowance for loan losses to gross loans              0.80%         0.85%         0.82%        0.93%       1.03%
Net charge-offs (recoveries) to loans, net          (0.10%)       (0.07%)         0.14%        0.12%     (0.09%)
Basic earnings per share                          $   0.27       $  0.70       $  0.81      $  0.79     $  0.73
Diluted earnings per share                        $   0.27       $  0.70       $  0.80      $  0.77     $  0.73
Book value per share                              $  17.16       $ 16.73       $ 15.86      $ 15.81     $ 15.17

-----------------------
(1) In connection with the adoption of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" as of October 1, 1998, the Company reclassified all of its held to maturity securities as available for sale.

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

         The Company was formed in connection with the Bank's mutual-to-stock conversion that was consummated on March 29, 1996. The Company's assets are comprised of its investment in the Bank, loans to the Bank's Employee Stock Ownership Plan ("ESOP"), and shares held in two indexed mutual funds. The Bank's net earnings are dependent primarily on its net interest income, which is the difference between interest income earned on its interest-earning assets and interest expense paid on interest-bearing liabilities. For the year ended
September 30, 2001, the Bank's interest income was $4.404 million, or approximately 97.56% of gross earnings (i.e., interest income and non-interest income). The Bank's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. For the year ended September 30, 2001, the Bank's net interest rate spread was 1.54%. To a lesser extent, the Bank's net earnings also are affected by the level of non-interest income, which primarily consists of service charges and other operating income. In addition, net earnings are affected by the level of non-interest (general and administrative) expenses.

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

         The Bank is subject to significant interest rate risk as a result of its historical emphasis on the origination for portfolio of fixed-rate one-to-four family mortgage loans. In order to improve the Bank's interest rate sensitivity, however, management has attempted to shorten the maturities of the Bank's assets and lengthen the maturities of its liabilities, while maintaining asset quality. This strategy has been implemented by (i) emphasizing the origination for portfolio of 3 and 5 year balloon mortgage loans; (ii) brokering 30-year fixed-rate mortgage loans for a third party and receiving a commission;
(iii) offering  adjustable rate home equity and shorter-term  installment loans;
(iv) emphasizing the solicitation and retention of core deposits and lengthening the average maturity of deposits by adopting a tiered pricing program for its certificates of deposit (offering higher rates on longer term certificates) and managing deposit interest rates; (v) purchasing for its own portfolio adjustable-rate mortgage-backed securities, (vi) investing in short- and intermediate-term investment securities, (vii) emphasizing the origination of adjustable-rate mortgage loans; (viii) utilizing FHLB advances to facilitate growth and lengthen liabilities; (ix) focusing on short-term and adjustable commercial and consumer loans through the operations of the branch in Gillette, Wyoming. These measures, while significant, may only partially offset the Bank's interest rate risk. Furthermore, the Bank believes it has sufficient capital to accept a certain degree of interest rate risk.

         To monitor the Bank's interest rate risk, the Bank also utilizes quarterly reports by the OTS which measure the Bank's interest rate risk by modeling the change in the Bank's net portfolio value ("NPV") over a variety of interest rate scenarios. NPV is defined as the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. Based on the September 30, 2001 report the Bank had minimal interest rate risk based on a post-shock NPV ratio in excess of 10%.

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


                                   At September 30,                Twelve Months Ended September 30,
                                   ---------------- ----------------------------------------------------------------
                                        2001                    2001                           2000
                                   ---------------- ----------------------------- ---------------------------------
                                       Actual       Average              Average   Average                Average
                                     Yield/Cost     Balance   Interest Yield/Cost  Balance    Interest   Yield/Cost
                                     ----------    ---------- -------- ---------- --------    --------   ----------
                                                                           (Dollars in Thousands)
Interest-earning assets:
 Loans receivable (1)                    7.23 %     $33,569    $2,681      7.99 %  $29,956      $2,326     7.76 %
 Securities available for sale
   Mortgage-backed securities            4.86        12,384       767      6.19     11,564         757     6.55
   Investment securities                13.12        13,793       777      5.63     18,761       1,128     6.01
 Other interest-earning assets (2)       2.63         4,196       179      4.27      2,274         106     4.66
                                                    -------    ------              -------      ------
   Total interest-earning assets         6.72        63,942     4,404      6.89     62,555       4,317     6.90
                                                    -------    ------              -------      ------
Non-interest-earning assets                           2,394                            728
                                                    -------                        -------
   Total assets                                     $66,336                        $63,283
                                                    =======                        =======

Interest-bearing liabilities
  Interest checking (3)                  2.70         9,935       322      3.24      9,050         319     3.52
  Time Deposits/Passbook (3)             4.65        24,599     1,338      5.44     24,128       1,265     5.24
                                                    -------    ------              -------      ------
  Total deposit accounts                 4.08        34,534     1,660      4.81     33,178       1,584     4.77
  FHLB advances (4)                      8.13        16,888     1,089      6.45     16,190         948     5.86
                                                    -------    ------              -------      ------
    Total interest-bearing liabilities   5.08        51,422     2,749      5.35     49,368       2,532     5.13
                                                    -------    ------              -------      ------

Non-interest-bearing liabilities                      1,483                            859
                                                    -------                        -------
 Total liabilities                                   52,905                         50,227
                                                    -------                        -------
 Total equity                                        13,431                         13,056
                                                    -------                        -------
 Total liabilities and equity                       $66,336                        $63,283
                                                    =======                        =======
Net interest income                                            $1,655                           $1,785

Interest rate spread                                                       1.54 %                          1.77 %
                                                                         ======                          ======
Net interest margin                                                        2.59 %                          2.85 %
                                                                         ======                          ======
Ratio of average interest-earning assets
  to average interest-bearing
  liabilities                                                            124.35 %                        126.71 %
                                                                         ======                          ======


----------------
(1) Average balances include non-accrual loans, and are net of reserve for loan losses and deferred loan fees.
(2)  Also includes interest-bearing deposits in other financial institutions.
(3)  Includes amortization of core deposit intangibles of $25,000 in 2001.
(4)  Includes $5,000 of other interest expense in 2001.

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

                                            Year ended September 30,
                                                 2001 vs. 2000
                                           Increase (Decrease) Due to
                                                            Rate/
                                         Volume    Rate    Volume    Net
                                         ------   ------   ------   -----
                                                  (In Thousands)
Interest Income:
     Loans receivable                    $ 279    $  69    $   7    $ 355
     Securities available-for-sale:
       Mortgage-backed securities           55      (42)      (3)      10
       Investment securities              (299)     (71)      19     (351)
     Other interest-earning assets          89       (9)      (7)     (73)
                                         -----    -----    -----    -----
         Total interest-earning assets   $ 124    $ (53)   $  16    $  87
                                         =====    =====    =====    =====

Interest expense
     Deposit accounts                    $  63    $  13    $  --    $  76
     FHLB advances                          41       96        4      141
                                         -----    -----    -----    -----
         Total interest-bearing
         liabilities                    $ 104    $ 109    $   4    $ 217
                                         =====    =====    =====    =====

Net change in net interest income        $  20    $(162)   $  12    $(130)
                                         =====    =====    =====    =====

Financial Condition

         The Company's assets increased by $3.947 million from $64.826 million at September 30, 2000 to $68.773 million at September 30, 2001. The mix in assets changed with an increase in cash, loans receivable, premises and equipment and a corresponding decrease in investments.

         The Company experienced strong loan growth. From September 30, 2000 to September 30, 2001 net loans receivable increased from $30.980 million to $37.058 million, representing an increase of $6.078 million or 19.62%. The Gillette branch experienced a $5.518 million increase, while the Buffalo branch experienced a $560,000 increase. Residential real estate loans declined by $787,000, while commercial mortgages increased $4.327 million, commercial loans increased by $ 1.093 million, consumer loans increased by $1.482 million and loan loss reserves increased by $38,000.

         The Company's net investment in mortgage-backed and investment securities available for sale decreased by $6.866 million from $28.869 million at September 30, 2000 to $22.003 million at September 30, 2001. The decrease was primarily used to fund the loan production.

         Deposits increased by $8.628 million from $32.081 million at September 30, 2000 to $40.709 million at September 30, 2001 primarily as a result of the branch operations in Gillette, Wyoming which accounted for $6.992 million. Buffalo interest-bearing checking accounts (NOW and money market checking) increased by $859,000, business checking accounts decreased $370,000, passbook and certificates of deposits increased by $1.147 million.

         The Company decreased its level of borrowings from the FHLB of Seattle from $19.300 million at September 30, 2000 to $13.400 million at September 30, 2001. This represents an decrease of $5.900 million. The decrease in FHLB advances was primarily reduced due to the increase in deposits while maintaining a stable balance sheet. The Company utilizes FHLB advances to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the FHLB advances.

         Total stockholders' equity increased by $479,000 from $13.079 million at September 30, 2000 to $13.558 million at September 30, 2001 primarily as a result of the increase in accumulated other comprehensive income. Stock Options exercised for a total of 7,600 shares of common stock occurred during the year ended September 30, 2001. The reissue of treasury stock totaled $96,000. The change in the accumulated other comprehensive income increased stockholders' equity by $413,000. Stockholders' equity was reduced by cash dividends declared during fiscal year 2001 in excess of current earnings of $211,000. These dividends totaled $0.48 per share or $357,000.

Non-performing Assets

         Non-performing assets totaled $119,000 at September 30, 2001 or 0.17% of total assets compared to $62,000 at September 30, 2000 or 0.10% of total assets. Non-performing assets are primarily comprised of loans secured by real estate. Included in non-performing assets at September 30, 2001 is a $62,000 loan secured by residential real estate and a $57,000 commercial mortgage loan. At September 30, 2001 and 2000, the Company did not have any repossessed properties.

Comparison of Results of Operations for the Years Ended September 30, 2001 and 2000

         Net Income. For the year ended September 30, 2001 the Company posted net income of $211,000 or diluted earnings per share of $.27 compared to net income of $559,000 or diluted earnings per share of $.70 for the year ended September 30, 2000. Net income was lower in 2001 than in 2000 primarily as a result of declining net interest income and increased non-interest expenses.

         Interest Income. Total interest income increased by $87,000 from $4.317 million for the year ended September 30, 2000 to $4.404 million for the year ended September 30, 2001. The increase in interest income was primarily caused by an increase in the volume of interest earning assets from 2000 to 2001. A slight decrease in the yield on average earning assets from 6.90% for the twelve month period ended September 30, 2000 to 6.89% for the same period in 2001 caused interest income to decrease by $53,000. During the twelve month period ended September 30, 2000 average interest earning assets totaled $62.555 million compared to $63.942 million for the same period in 2001. This increase in volume caused interest income to increase by $124,000 for the periods covered.

         Interest Expense. Deposit interest expense, including amortization of core deposit intangibles, increased by $76,000 from $1.584 million for the year ended September 30, 2000 to $1.660 million for the year ended September 30, 2001 primarily as a result of an increase in the average volume of interest bearing deposits, and by an increase in the cost of these funds. Average interest bearing deposits increased by $1.356 million from September 30, 2000 to September 30, 2001 contributing to a $63,000 increase in interest expense. An increase in the cost of interest bearing deposits from 4.77% for the twelve month period ended September 30, 2000 to 4.81% for the twelve month period ended September 30, 2001 increased interest expense by $13,000.

         FHLB advances and other interest expense increased by $141,000 from $948,000 for the year ended September 30, 2000 to $1.084 million for the year ended September 30, 2001, primarily due to higher interest rates on such advances. Average FHLB advances increased from $16.190 million for the twelve month period ended September 30, 2000 to $16.888 million for the twelve month period ended September 30, 2001. This increase in volume caused interest expense to increase by $41,000. An increase in the cost of FHLB advances from 5.86% in 2000 to 6.45% 2001 accounted for a $96,000 increase in interest expense.

         The total cost of average interest bearing liabilities was 5.35% for 2001 and 5.13% for 2000.

         Net Interest Income. Net interest income before provision for loan losses decreased by $130,000 from $1.785 million for the year ended September 30, 2000 to $1.655 million for the year ended September 30, 2001. The decrease in net interest income was primarily attributed to growth in deposits and an increase in the rate on interest bearing liabilities. The ratio of interest earning assets to interest bearing liabilities decreased from 126.71% for the twelve month period ended September 30, 2000 to 124.35% for the same period in 2001. Also contributing to the decrease in net interest income was a slight decrease in the interest rate spread from 1.77% for the twelve month period ended September 30, 2000 to 1.54% for the twelve month period ended September 30, 2001.

         Provision for Loan Losses. No provision was made in 2000 or 2001. In 2001, recoveries totaled $49,000 while charge-offs totaled $11,000. Loan recoveries were greater than charge-offs in 2001 resulting in a net increase in the allowance for loan losses of $38,000. Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current and prospective economic conditions, and independent appraisals. Any increase or decrease in the provision for loan losses has a corresponding negative or positive effect on net income. At September 30, 2001, the allowance represented 0.80% of gross loans receivable as compared to 0.85% of gross loans receivable at September 30, 2000.

         Assessment of the adequacy of the allowance for loan losses involves subjective judgments regarding future events, and thus, there can be no assurance that additional provisions for loan losses will not be required in future periods.

         Non-Interest Income. Non-interest income increased by $21,000 from $89,000 for the year ended September 30, 2000 to $110,000 for the year ended September 30, 2001. Customer service charges accounted for $15,000 as a result of a increase in the volume of deposit fees. Other operating income increased by $6,000 as a result of late fees associated with the loan portfolio and other miscellaneous charges.

         Non-Interest Expense. The Company experienced a $382,000 increase in non-interest expense from $1.088 million for the year ended September 30, 2000 to $1.470 million for the year ended September 30, 2001. Compensation and benefit expense was $275,000 higher in 2001 than in 2000 primarily as a result of general pay increases in 2001, the hiring of a commercial loan officer in April 2000, a branch president in December 2000, a loan officer in June 2001 and five staff members, in the Gillette branch, and an increase in the costs associated with the Management Stock Bonus Plan ("MSBP"). Occupancy and equipment expenses increased by $54,000 from $89,000 for the year ended September 30, 2000 to $143,000 for the year ended September 30, 2001, due to the operation of the Gillette branch. FDIC/SAIF Assessment declined by $4,000 as a result of the aligning of the Bank Insurance Fund and the Savings Association Insurance Fund. Data processing services increased by $16,000 as a result of the Gillette branch. Professional fees decreased during 2001 to $83,000 from $99,000 in 2000, due to expenses related to a marketing consultant in 2000. Amortization of goodwill increased by $9,000 from the purchase of the Gillette branch. Other operating expenses expense were $52,000 higher in 2001 than in 2000 from costs associated from the operation of the Gillette branch. In 2001, losses on the disposal of equipment were $11,000. In 2000, losses on the sale of investment securities totaled $13,000. There were no other significant changes in operating expenses.

         Income Taxes. The effective tax rates for 2001 and 2000 were 28.47% and 28.88%, respectively. There is no state income tax imposed on the Company. In 2000 and 2001 the Company received a refund for prior year amended tax returns.

Liquidity and Capital Resources

         The Company's primary source of liquidity is derived from dividends received from the Bank, which are subject to regulatory provisions. The Bank is required to maintain minimum levels of liquid assets for its safe and sound operation.

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

         During the years ended September 30, 2001 and 2000, the Company had positive net cash flows of $784,000 and $522,000 from operating activities and $1.104 million and $466,000 from financing activities, respectively. The Company also experienced negative net cash flows of $381,000 during year ended September 30, 2000 and a $1.213 million positive net cash flow for the year ended September 30, 2001, from investing activities.

         Net income, adjusted for the non-cash and non-operating items, was the primary source of cash flows from operating activities in both fiscal 2001 and 2000.

         During fiscal 2001, investing activities provided $1.213 million, primarily from the maturities and calls of investments securities available for sale offset somewhat by the origination of loans. During fiscal 2000, investing activities used $381,000 primarily from the origination of loans offset from the purchase of investment securities. The primary investing activity of the Bank is the origination of fixed-rate mortgages with maturities of less than 20 years and the purchase of investment securities. During fiscal 2001 and 2000, the Bank originated mortgage loans in the amounts of $17.430 million and $8.501 million, respectively.

         Changes in cash flows from financing activities during these periods have primarily been related to changes in deposits, borrowings, dividends paid and stock repurchases in 2001 and 2000. The primary financing activities of the Bank are the attraction of deposits and borrowing funds from the FHLB of Seattle. During fiscal year 2001, deposits increased $7.275 million. The Bank also supplements its deposits with advances from the FHLB of Seattle to manage interest rate risk and to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the advances. During fiscal year 2001, FHLB advances decreased by $5.9 million. The increase in deposits was primarily used to reduce FHLB advances. Generally, the cost of advances is greater than the cost of deposits.

         The Bank anticipates that it will have sufficient funds available to meet its current commitments and anticipated commitments over the next twelve months. At September 30, 2001, the Bank had commitments to originate loans of $886,000, $750,000 for purchase of adjustable rate commercial loan participation, $702,000 in undisbursed Line of Credits and $1.076 million in undisbursed construction loans. Certificates of deposit and State of Wyoming deposits which are scheduled to mature in less than one year at September 30, 2001 totaled $18.785 million. At September 30, 2001 there was an $8.628 million increase in deposits and management believes that a significant portion of such deposits will remain with the Bank based on historical and economic trends in the banks primary market area.

Impact of Inflation and Changing Prices

         The financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United State of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.

         As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

         The Company's subsidiary, the Bank, is a traditional thrift that primarily originates and holds long-term home loans. These loans are primarily funded with short-term deposits. Because of this mismatch, the Bank's financial condition and results of operations may be adversely affected by a sudden and prolonged increase in interest rates. See also "-Asset/Liability Management and Interest Rate Risk."

[LOGO]
 KPMG
        P.O. Box 7108
        401 N. 31st Street
        Billings, MT 59103




                          Independent Auditors' Report



The Board of Directors and Stockholders
Crazy Woman Creek Bancorp Incorporated:


We have audited the accompanying consolidated balance sheets of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                        /s/KPMG LLP




Billings, Montana
November 2, 2001


[LOGO] KPMG LLP KPMG LLp, a U.S. limted liability partnership is a member of KPMG International, a Swiss association

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                           Consolidated Balance Sheets
             (Dollars in thousands except share and per share data)

                           September 30, 2001 and 2000

                               Assets                         2001         2000
                               ------                         ----         ----

Cash and cash equivalents                                    $  5,897       2,796
Investment and mortgage-backed securities
      available-for-sale                                       22,003      28,869
Stock in Federal Home Loan Bank of Seattle, at cost             1,128       1,055
Loans receivable, net                                          37,058      30,980
Accrued interest receivable                                       429         534
Premises and equipment, net                                     1,871         525
Income tax receivable                                              --          28
Goodwill and other intangible assets, net of accumulated
     amortization of $34                                          276          --
Other assets                                                      111          39
                                                             --------    --------
                                                             $ 68,773      64,826
                                                             ========    ========

                Liabilities and Stockholders' Equity
                ------------------------------------

Liabilities:
     Deposits                                                $ 40,709      32,081
     Advances from Federal Home Loan Bank                      13,400      19,300
     Advance payments by borrowers for taxes and insurance         67          72
     Deferred income taxes                                        213           1
     Dividends payable                                             97          96
     Accrued expenses and other liabilities                       729         197
                                                             --------    --------

           Total liabilities                                   55,215      51,747

Stockholders' equity:
     Preferred stock, par value $.10 per share, 2,000,000
        shares authorized; none issued and outstanding             --          --
     Common stock, par value $.10 per share, 5,000,000
        shares authorized; 1,058,000 issued                       106         106
     Additional paid-in capital                                10,117      10,100
     Unearned ESOP/MSBP shares                                   (429)       (528)
     Retained earnings                                          7,125       7,271
     Accumulated other comprehensive income (loss), net           195        (218)
     Treasury stock at cost, 267,876 and 275,976 shares
        at September 30, 2001 and 2000, respectively           (3,556)     (3,652)
                                                             --------    --------
           Total stockholders' equity                          13,558      13,079
                                                             --------    --------
                                                             $ 68,773      64,826
                                                             ========    ========

See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                        Consolidated Statements of Income
             (Dollars in thousands except share and per share data)

                     Years ended September 30, 2001 and 2000


                                                                  2001     2000
                                                                 ------   ------

Interest income:
     Loans receivable                                            $2,681    2,326
     Mortgage-backed securities                                     767      757
     Investment securities                                          777    1,128
     Other interest-earning assets                                  179      106
                                                                 ------   ------

           Total interest income                                  4,404    4,317

Interest expense:
     Deposits                                                     1,635    1,584
     Advances from Federal Home Loan Bank                         1,084      948
     Other interest expense                                          30       --
                                                                 ------   ------

           Total interest expense                                 2,749    2,532
                                                                 ------   ------

           Net interest income                                    1,655    1,785

Provision for loan losses                                            --       --
                                                                 ------   ------

           Net interest income after provision for loan losses    1,655    1,785
                                                                 ------   ------

Non-interest income:
     Customer service charges                                        77       62
     Other operating income                                          33       27
                                                                 ------   ------

           Total non-interest income                                110       89
                                                                 ------   ------

Non-interest expense:
     Compensation and benefits                                      823      548
     Occupancy and equipment                                        143       89
     FDIC/SAIF deposit insurance premiums                             6       10
     Advertising                                                     47       49
     Data processing services                                       132      116
     Professional fees                                               83       99
     Other                                                          216      164
     Amortization of goodwill                                         9       --
     Loss on sale of securities, net                                 --       13
     Loss on disposal of equipment                                   11       --
                                                                 ------   ------

           Total non-interest expense                             1,470    1,088
                                                                 ------   ------

           Income before income taxes                               295      786
Income tax expense                                                   84      227
                                                                 ------   ------
           Net income                                            $  211      559
                                                                 ======   ======
Basic earnings per share                                         $ 0.27     0.70
                                                                 ======   ======
Diluted earnings per share                                       $ 0.27     0.70
                                                                 ======   ======


See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY


    Consolidated Statements of Stockholders' Equity and Comprehensive Income
             (Dollars in thousands except share and per share data)
                     Years ended September 30, 2001 and 2000

                                                                   Unearned               Accumulated                   Total
                                                       Additional    ESOP/                  other                       stock-
                                               Common    paid-in     MSBP    Retained    comprehensive    Treasury     holders'
                                               stock     capital    shares   earnings    income (loss)     stock        equity
                                              -------  ---------    ------   --------    -------------    -------     --------

Balance at September 30, 1999                 $   106    10,096      (577)     7,080          (341)       (3,008)       13,356

Comprehensive income:
     Net income                                    --        --        --        559            --            --           559
     Unrealized gain on securities
        available-for-sale, net of
        reclassification adjustment                --        --        --         --           123            --           123
                                                                                                                       -------
           Total comprehensive income                                                                                      682

Repurchase of 64,190 shares of common stock        --        --        --         --            --          (693)         (693)
MSBP shares awarded (4,000 shares)                 --        --       (49)        --            --            49            --
ESOP shares committed to be released               --         4        46         --            --            --            50
MSBP shares vested                                 --        --        52         --            --            --            52
Cash dividends declared ($.48 per share)           --        --        --       (368)           --            --          (368)
                                              -------   -------   -------    -------       -------       -------       -------

Balance at September 30, 2000                     106    10,100      (528)     7,271          (218)       (3,652)       13,079

Comprehensive income:
     Net income                                    --        --        --        211            --            --           211
     Unrealized gain on securities
       available-for-sale                          --        --        --         --           413            --           413
                                                                                                                       -------
           Total comprehensive income                                                                                      624

Exercise of stock options (7,600 shares)           --        --        --         --            --            90            90
MSBP shares awarded (500 shares)                   --        --        (6)        --            --             6            --
ESOP shares committed to be released               --        17        46         --            --            --            63
MSBP shares vested                                 --        --        59         --            --            --            59
Cash dividends declared ($.48 per share)           --        --        --       (357)           --            --          (357)
                                              -------   -------   -------    -------       -------       -------       -------
Balance at September 30, 2001                 $   106    10,117      (429)     7,125           195        (3,556)       13,558
                                              =======   =======   =======    =======       =======       =======       =======

See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                      Consolidated Statements of Cash Flows
                             (Dollars in Thousands)

                     Years ended September 30, 2001 and 2000

                                                                         2001        2000
                                                                       --------    --------
Cash flows from operating activities:
     Net income                                                        $    211         559
     Adjustments to reconcile net income to net cash
        provided by operating activities:
           Amortization of premiums and discounts on
              investment securities, net                                     15         (10)
           Amortization of intangibles, net                                  34          --
           Deferred income tax expense (benefit)                             --          (1)
           Federal Home Loan Bank stock dividend                            (73)        (67)
           Depreciation                                                      83          52
           Loss on sale of securities                                        --          13
           Loss (gain) on sale of foreclosed real estate                     --           2
           Dividends reinvested                                             (11)        (33)
           Deferred loan origination fees, net                               12          (7)
           Loss on sale of premises and equipment                            11          --
           ESOP shares committed to be released                              63          50
           MSBP compensation expense                                         59          52
           Change in:
              Accrued interest receivable                                   105         (12)
              Other assets                                                  (72)         38
              Income taxes                                                   28         (35)
              Accrued expenses and other liabilities                        319         (79)
                                                                       --------    --------
                 Net cash provided by operating activities                  784         522
                                                                       --------    --------
Cash flows from investing activities:
     Purchases of securities available-for-sale                          (8,616)     (1,669)
     Proceeds from maturities, calls and prepayments of
        securities available-for-sale                                    16,104       2,009
     Proceeds from sales of securities available-for-sale                    --         487
     Origination of loans receivable                                    (17,430)     (8,501)
     Repayment of principal on loans receivable                          11,435       7,328
     Acquisition of branch office                                           773          --
     Purchases of premises and equipment                                 (1,053)        (33)
     Proceeds from sale of foreclosed real estate                            --          (2)
                                                                       --------    --------
                 Net cash provided by (used in) investing activities      1,213        (381)
                                                                       --------    --------
Cash flows from financing activities:
     Net increase (decrease) in deposits                                  7,275      (2,168)
     Advances from Federal Home Loan Bank                                 4,350      29,700
     Repayment of advances from Federal Home Loan Bank                  (10,250)    (26,000)
     Net change in advances from borrowers for taxes
        and insurance                                                        (5)          3
     Exercise of stock options                                               90          --
     Repurchase of common stock                                              --        (693)
     Dividends paid to stockholders                                        (356)       (376)
                                                                       --------    --------
                 Net cash provided by financing activities                1,104         466
                                                                       --------    --------
Net increase in cash and cash equivalents                                 3,101         607
Cash and cash equivalents at beginning of year                            2,796       2,189
                                                                       --------    --------
Cash and cash equivalents at end of year                               $  5,897       2,796
                                                                       ========    ========
Cash paid during the year for:
     Interest                                                          $  2,619       2,533
     Income taxes                                                            63         263
                                                                       ========    ========

Noncash investing and financing activities:

     During 2001, the Company acquired a branch in Gillette with $95 of loans, $387 of equipment and $1,353 of deposits.

     During 2000, the Company transferred loans of $73 to other real estate owned.



See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000


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

       BFSB provides services to individual and corporate customers through its offices in Buffalo and Gillette, Wyoming. BFSB offers a variety of deposit products to its customers while concentrating its lending activities on real estate loans. These real estate lending activities focus primarily on the origination of loans secured by one-to-four family residential real estate but also include the origination of multi-family, commercial real estate and home equity loans. BFSB is subject to competition from other financial service providers and is also subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

       Basis of Presentation

       The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates.

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

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000


       The carrying value of securities is adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities. Upon realization, gains and losses from the sale of securities are included in earnings using the specific identification method. Declines in the fair value of securities below carrying value that are other than temporary are charged to expense as realized losses and the related carrying value is reduced to fair value.

       Stock in Federal Home Loan Bank

       The Company holds stock in the Federal Home Loan Bank (FHLB). FHLB stock is restricted because it may only be sold to another member institution or the FHLB at its par value. Due to restrictive terms, and the lack of a readily determinable market value, FHLB stock is carried at cost.

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

       Allowance For Loan Losses

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

                           September 30, 2001 and 2000



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

       Other Real Estate Owned

       Other real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized, and expenses of holding foreclosed properties are charged to operations as incurred. No other real estate owned was held at September 30, 2001 or 2000.

       Premises and Equipment

       Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of 39 years for the building and 5 to 7 years for furniture, fixtures and equipment.

       Goodwill and Other Intangibles

       The excess of purchase price over the fair value of net assets from the acquisition of the Gillette, Wyoming branch of Hulett National Bank ("Goodwill") is being amortized using the straight-line method over a period of 15 years. The Company assesses the recoverability of Goodwill by determining whether the unamortized balance related to the acquisition can be recovered through undiscounted future cash flows over the remaining amortization period. As of September 30, 2001, the carrying value of goodwill was $179.

       Core deposit  intangibles  represent  the  intangible  value of depositor relationships resulting from deposit liabilities assumed in the acquisition and is being amortized using an accelerated method based on an estimated runoff of the related deposits over 7 years. The amortization is included in other interest expense in the consolidated statements of income. Core deposit intangibles are reviewed for impairment whenever events or circumstances indicate the carrying amount of the intangible may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the intangible. If impaired, an impairment loss is recognized to reduce the carrying value of the intangible to its fair value. As of September 30, 2001, the carrying value of core deposit intangibles was $97.

       Long-Lived Assets

       Long-lived  assets  are  reviewed  for  impairment   whenever  events  or
       circumstances indicate the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to its fair value. No long-lived assets were identified as impaired as of September 30, 2001 or 2000.

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



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

       Stock-Based Compensation

       Compensation cost for stock-based compensation to employees is measured at the grant date using the intrinsic value method. Under the intrinsic value method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to ultimately acquire the stock and is recognized as compensation expense over any related service period. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based compensation plans. Compensation expense for nonemployee stock option grants is measured at the grant date based on the fair value of the award as required by SFAS No. 123. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value method of accounting for employee stock option grants described above, and has adopted the disclosure requirements of SFAS No. 123.

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

                           September 30, 2001 and 2000



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

       Impact of Recently Issued Accounting Standards

       In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other
       Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart form goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. However, Goodwill recognized in connection with a branch acquisition will continue to be subject to the provisions of SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

       SFAS 141 will require upon adoption of SFAS 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to confirm with the new criteria in SFAS 141 for recognition apart from goodwill. Upon adoption of SFAS 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

       The Company adopted the provisions of SFAS 141 effective July 1, 2001, and will adopt SFAS 142 effective October 1, 2002. As of the date of adoption, the Company expects to have unamortized goodwill in the amount of $166, which will continue to be amortized in accordance with the provisions of SFAS 72. While the effects of adoption have not been fully assessed, the Company does not expect adoption to have a material impact on its consolidated financial condition, results of operations, or liquidity of the Company.

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB SFAS No. 125. SFAS No. 140 revises accounting standards for securitizations and transfers of financial assets and collateral and requires certain disclosures, but carries forward most of SFAS No. 125's provisions without change. SFAS No. 140 is effective for recognition and reclassification of collateral and disclosures relating to securitization transactions and collateral for fiscal years ended after December 15, 2000. Adoption of these provisions did not have a material effect on the consolidated financial condition, results of operations or liquidity of the Company.

       Reclassifications

       Certain reclassifications have been made to the 2000 financial statements to conform with the 2001 presentation.

 (2)   Investment and Mortgage-Backed Securities Available-for-Sale

       The amortized cost, unrealized gains and losses, and estimated fair values of investment and mortgage-backed securities available-for-sale at September 30 are as follows:

                                            Gross         Gross       Estimated
            2001             Amortized    unrealized     unrealized     fair
                               cost         gains         losses        value
                             ------------------------------------------------

U.S. agency obligations      $ 2,500            1            --         2,501
Municipal securities           2,306           47            --         2,353
Mutual funds                   1,116           60           (89)        1,087

Mortgage-backed securities
    GNMA certificates          3,787           77            (1)        3,863
    FHLMC certificates         5,291          109            --         5,400
    REMIC certificates           146            1            --           147
    FNMA certificates          6,561           92            (1)        6,652
                             -------      -------       -------       -------

              Total MBS       15,785          279            (2)       16,062
                             -------      -------       -------       -------

                             $21,707          387           (91)       22,003
                             =======      =======       =======       =======

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



                                              Gross        Gross       Estimated
              2000           Amortized      unrealized    unrealized     fair
                               cost           gains        losses        value
                             ---------------------------------------------------

U.S. agency obligations       $15,249           --          (575)       14,674
Municipal securities            1,886            5           (67)        1,824
Mutual funds                    1,106          470            --         1,576

Mortgage-backed securities:
    GNMA certificates           4,389           11           (85)        4,315
    FHLMC certificates          3,606           10           (60)        3,556
    REMIC certificates            604           --           (21)          583
    FNMA certificates           2,359           16           (34)        2,341
                              -------      -------        ------       -------

              Total MBS        10,958           37          (200)       10,795
                              -------      -------        ------       -------

                              $29,199          512          (842)       28,869
                              =======      =======        ======       =======


       The REMICs consist of two certificates at September 30, 2001 and 2000 which are backed by the FNMA or the FHLMC.

       Maturities of securities available-for-sale (other than mutual funds) at September 30, 2001 are shown below. Mortgage-backed securities are included in this maturity schedule based on current estimates of their expected average lives.

                                                                     Estimated
                                                         Amortized     Fair
                                                           Cost        Value
                                                        ----------   ---------

Due within one year                                    $     2,758     2,762
Due after one year through five years                        9,452     9,661
Due after five years through ten years                       8,381     8,493
                                                        ----------   -------
                                                       $    20,591    20,916
                                                        ==========   =======


       Gross realized losses on the sale of investment and mortgage-backed securities available-for-sale were $0 and $13 during the years ended
       September 30, 2001 and 2000, respectively. There were no gross gains during the years ended September 30, 2001 and 2000.

       The Company has not entered into any interest rate swaps, options or future contracts. Substantially all of the U.S. agency obligations and municipal securities at September 30, 2001 have call features.

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       At September 30, the Company had investment securities with carrying values of approximately $5,827 pledged as security for public funds or other funds on deposit.

(3)    Loans Receivable, Net

       Loans receivable, net at September 30 are summarized as follows:

                                                    2001      2000
                                                   -------   -------
Real estate mortgage loans, including commercial
    real estate                                    $29,934    27,199
Real estate construction loans                       2,160       516
Consumer loans                                       2,683     1,699
Home equity loans                                    1,470     1,003
Commercial and agricultural loans                    2,252     1,134
Savings account and other loans                        137       212
                                                   -------   -------
                                                    38,636    31,763
Less:
    Loans in process                                 1,076       331
    Allowance for loan losses                          308       270
    Net deferred loan origination fees                 194       182
                                                   -------   -------

                                                   $37,058    30,980
                                                   =======   =======


       Adjustable rate mortgages included in real estate mortgage loans were $3,176 and $973 at September 30, 2001 and 2000, respectively.

       The weighted average stated interest rate of loans receivable was 7.77% and 7.64%, respectively at September 30, 2001 and 2000.

       Real estate loans serviced for others were $61 and $65 at September 30, 2001 and 2000, respectively.

       First mortgage loans pledged as collateral for public funds or for other funds on deposit with BFSB were approximately $6,088 at September 30, 2001.

       A summary of activity in the allowance for loan losses is as follows:

                                                2001     2000
                                               -----    -----

Balance at beginning of year                   $ 270      249
Provision                                         --       --
Losses charged against the allowance             (11)     (21)
Recoveries of amounts previously charged off      49       42
                                               -----    -----
Balance at end of year                         $ 308      270
                                               =====    =====


                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       BFSB is not committed to lend additional funds to debtors whose loans have been modified. BFSB's impaired loans, which include those loans currently reported as nonaccrual, amounted to approximately $119 and $62 at September 30, 2001 and 2000, respectively, and were not subject to a specific allowance for loan losses because of the estimated net realizable value of loan collateral, guarantees and other factors. The average recorded investment in impaired loans for the years ended September 30, 2001 and 2000 was approximately $149 and $66, respectively. Interest income that would have been recorded on impaired loans if such loans had been current for the entire period would have been approximately $9 and $3 for the years ended September 30, 2001 and 2000, respectively. Interest income recognized on impaired loans for the year ended September 30, 2001 and 2000 was not significant.

(4)    Accrued Interest Receivable

       Accrued interest receivable at September 30 is summarized as follows:

                             2001   2000
                             ----   ----

Investment securities        $ 65    253
Mortgage-backed securities     87     60
Loans receivable              277    221
                             ----   ----
                             $429    534
                             ====   ====


(5)    Premises and Equipment

       Premises and equipment at September 30 is summarized as follows:

                                     2001     2000
                                    ------   ------

Land and building                   $1,833      668
Furniture, fixtures and equipment      576      372
                                    ------   ------
                                     2,409    1,040
Less accumulated depreciation          538      515
                                    ------   ------
                                    $1,871      525
                                    ======   ======


                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



(6)    Deposits

       Deposits at September 30 are summarized as follows:

                                                               2001                        2000
                                      ------------------------------------------    --------------------
                                            Weighted
                                          average rate       Amount     Percent       Amount    Percent
                                      -----------------   ----------   ---------    --------   ---------
      Demand, NOW and MMDA accounts       2.22%           $  12,856       31.6%      10,585       33.0%
      Passbook savings                    2.61                3,986        9.8        3,391       10.6
      Certificates of deposit, by         3.01 to 4.00          800        2.0            -          -
          interest rate                   4.01 to 5.00        7,692       18.9        2,397        7.5
                                          5.01 to 6.00        9,671       23.7        8,930       27.8
                                          6.01 to 7.00        5,403       13.3        5,627       17.5
                                          7.01 to 8.00          301        0.7        1,151        3.6
                                                          ---------     ------       ------     ------
                    Total
                      certificates
                      of deposit                             23,867       58.6       18,105       56.4
                                                          ---------      -----       ------     ------
                    Total deposits                        $  40,709      100.0%      32,081      100.0%
                                                          =========      =====       ======      =====


       Certificates of deposit and savings accounts of $100 or greater were approximately $13,130 and $5,377 at September 30, 2001 and 2000, respectively.

       Certificates of deposit at September 30, 2001 are scheduled to mature as follows:

                          Year ending September 30      Amount
                                                        ------

                2002                                   $18,785
                2003                                     3,215
                2004                                     1,552
                2005                                       315
                                                        ------
                                                       $23,867
                                                        ======


                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000




       Interest expense on deposits for the years ended September 30 is summarized as follows:

                                       2001     2000
                                      ------   ------

NOW accounts and MMDA                 $  315      320
Certificates of deposit and savings    1,320    1,264
                                      ------   ------
                                      $1,635    1,584
                                      ======   ======


       Accrued interest payable on deposits (included in accrued expenses and other liabilities) was $192 and $130 at September 30, 2001 and 2000, respectively.

(7)    Advances From Federal Home Loan Bank

       Advances from the Federal Home Loan Bank (FHLB) at September 30 are summarized as follows:

                                                      2001      2000
                                                     -------   -------

4.77% to 6.84% Callable Advances, interest payable
    monthly                                          $12,700    12,700

7.49% Fixed Rate Advance, interest payable monthly       700     6,600
                                                     -------   -------
                                                     $13,400    19,300
                                                     =======   =======


       Contractual principal payments on advances from Federal Home Loan Bank subsequent to September 30, 2001 are as follows:

                         Year ending September 30      Amount
                                                       ------

               2002                                   $   700
               2003                                     1,000
               2004                                         -
               2005                                     4,300
               Thereafter                               7,400
                                                       ------
                                                      $13,400
                                                       ======


       The FHLB holds callable options which may be exercisable after a predetermined time, and quarterly thereafter. At September 30, 2001 advances totaling $5,000 were subject to the quarterly call provisions with the balance being callable at various dates between January 2002 and April 2005.

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       The advances are secured by pledges of FHLB demand accounts, FHLB stock and a blanket assignment of unpledged, qualifying mortgage loans and investment and mortgage-backed securities. At September 30, 2001 the total additional amounts available to BFSB for advances was $14,509.

       The weighted average interest rate on these advances was 6.19% and 6.35% at September 30, 2001 and 2000, respectively.

(8)    Comprehensive Income

       A summary of the reclassification amounts and related tax effects for comprehensive income follows:

                                                        Year Ended September 30,
                                                        ------------------------
                                                            2001         2000
                                                            ----         ----
Disclosure of reclassification amount:
Unrealized and realized holding gains arising during the
    period, net of income tax expense of $213 and $60 in
    2001 and 2000, respectively                             $413          114
Reclassification adjustment for losses included in net
    income, net of income tax benefit of $4                   --            9
                                                            ----         ----
              Net change in unrealized gain on securities
                available-for-sale                          $413          123
                                                            ====         ====


 (9)   Income Taxes

       Federal income tax expense (benefit) for the years ended September 30 is summarized as follows:

                                2001              2000
                                ----              ----

          Current               $ 85               228
          Deferred                (1)               (1)
                                ----              ----
                        Total   $ 84               227
                                ====              ====


                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       Income tax expense for the years ended September 30 differs from "expected" income tax expense (computed by applying the Federal corporate income tax rate of 34% to income before income taxes) as follows:

                                               2001     2000
                                              -----    -----

Computed "expected" tax expense               $ 100      267
Increase (decrease) resulting from:
   Tax-exempt interest                          (24)     (31)
   Dividends exclusion                           (3)      (8)
   Mark-to-market adjustment on ESOP shares
      committed to be released                    6        1
   Other                                          5       (2)
                                              -----    -----
                                              $  84      227
                                              =====    =====


       Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities at September 30 are as follows:

                                                    2001     2000
                                                   -----    -----
             Deferred Tax Assets
Unrealized loss on securities available-for-sale   $
                                                      --      112
Allowance for loan losses                            105       92
Employee benefits                                     20       18
Deferred loan fees                                     8       10
                                                   -----    -----
          Gross deferred tax assets                  133      232
                                                   -----    -----

          Deferred Tax Liabilities
FHLB stock dividends                                (244)    (219)
Tax bad debt reserve in excess of base year
amount                                                --      (13)
Prepaid deposit insurance premium                     (1)      (1)
Unrealized gain on securities available-for-
  sale, net                                         (101)      --
                                                   -----    -----
          Gross deferred tax liabilities            (346)    (233)
                                                   -----    -----
          Net deferred tax liability               $(213)      (1)
                                                   =====    =====

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, at September 30, 2001 and 2000, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

       Retained earnings at September 30, 2001 includes approximately $398 which is essentially income offset by percentage of income bad debt deductions for income tax purposes prior to 1988 (the "Base Year Reserve"). This amount is treated as a permanent difference and deferred taxes of approximately $135 are not recognized unless it appears that the amount will be reduced and thereby result in taxable income in the foreseeable future. Under current tax regulations, management does not foresee any changes in its business or operations which would result in a recapture of the Base Year Reserve into taxable income.

(10)   Employee Benefit Plans

       Retirement Plan. BFSB has a non-contributory defined contribution retirement plan for all eligible employees. The retirement plan provides for a discretionary Bank contribution. No contributions to the retirement plan were made by BFSB during the years ended September 30, 2001 and 2000.

       Employee Stock Ownership Plan (ESOP). Effective January 1, 1996 the Company's Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 64,000 shares of the Holding Company's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $640 from the Holding Company to fund the purchase, evidenced by a note receivable recorded by the Holding Company and secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments of approximately $11, bearing interest at prime (6.00% and 9.5% at September 30, 2001 and 2000, respectively), maturing February 2010. Contributions of cash or common stock are made from BFSB to the ESOP, the form of which is at the discretion of the Board of Directors. For financial reporting purposes, the unearned ESOP compensation is classified as a reduction of consolidated stockholders' equity and amounts paid to the Holding Company for interest have been eliminated in consolidation.

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000




       BFSB records compensation expense equal to the fair value of shares at the date such shares are committed to be released. Shares are committed to be released on a straight-line basis over the term of the note receivable recorded by the Holding Company. Shares committed to be released are allocated to participant accounts after the end of each fiscal year. For the years ended September 30, 2001 and 2000, ESOP principal and interest payments of approximately $81 and $86, respectively, were funded by Bank contributions of approximately $52 and $57, respectively, to the ESOP. The remainder of the ESOP payments was funded by dividends on both allocated and unallocated ESOP shares. 4,571 shares were committed to be released to participant accounts during each of the years ended September 30, 2001 and 2000 and the fair value of the remaining shares to be released in future years was approximately $471 at September 30, 2001. BFSB recognized compensation expense relating to the ESOP of $52 and $41 during the years ended September 30, 2001 and 2000, respectively. The dividends on the unallocated ESOP shares are allocated to participant accounts and recorded as compensation expense in the consolidated statements of income.

       Management Stock Bonus Plan (MSBP). On October 2, 1996, the Company's Board of Directors approved the MSBP. The terms of the MSBP provide for the award of up to 42,320 shares of common stock to certain officers and directors. Deferred compensation is recorded at the date of the stock award based on the fair value of the shares granted. Vesting in the grant occurs in five equal, annual installments and the related deferred compensation is expensed over the same period. For financial reporting purposes the unearned deferred compensation balance is classified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. During 2001 and 2000, 500 and 4,000 shares, respectively were granted to officers. BFSB recognized compensation expense for the MSBP of $59 and $52 for the years ended September 30, 2001 and 2000, respectively. At September 30, 2001 and 2000, there were 3,292 and 7,845, respectively of awarded but unvested shares, and at September 30, 2001 there were 17,584 shares available for future awards.

       Stock Option Plan. On October 2, 1996, the Company's Board of Directors approved the Stock Option Plan ("Stock Option Plan"). The terms of the Stock Plan provide for the granting of up to 105,800 shares of common stock to certain officers and directors. The Stock Option Plan provides for the granting of both incentive and non-incentive stock options. The terms of the options may not exceed 10 years from the date the options are granted. Incentive stock options granted to stockholders with 10% or less of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 100% of the fair market value at the grant date, and the term of the option may not exceed 10 years from the date of grant. Incentive stock options granted to stockholders with more than 10% of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 110% of the fair market value at the grant date, and the term of the option may not exceed 5 years from the date of the grant. Non-incentive stock options shall be granted at an option price of not less then the fair market value at the grant date. At September 30, 2001 and 2000, total shares available for options grants under the Stock Option Plan are 28,675 and 29,675 shares, respectively.

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       Changes in shares issuable under options granted for the years ended September 30, 2001 and 2000 are summarized as follows:

                               Options outstanding        Options exercisable
                            ---------------------------  -----------------------
                                              Weighted                 Weighted
                                              average                  average
                            Number of         exercise   Number of     exercise
                             Shares            price      Shares        price
                             -------        -----------  ---------    ---------

Balance September 30, 1999    65,596        $   11.80     38,508      $   11.77

Granted                       10,529        $   10.16         --          --

Canceled                      (2,116)       $   11.75     (1,269)     $   11.75

Became exercisable                --               --     13,224      $   12.67
                              ------                      ------
Balance September 30, 2000    74,009        $   11.24     50,463      $   12.01

Granted                        1,000        $   13.60         --             --

Exercised                     (7,600)       $   11.75     (7,600)     $   11.75

Became exercisable                --            --        14,805      $   11.57

Balance September 30, 2001    67,409        $   11.58     57,668      $   11.71
                              ======                      ======

       The stock options outstanding at September 30, 2001 consist of the following:

                                 Weighted                 Weighted
   Number of Shares          Average Exercise              Average
                                   Price               Remaining Life
-----------------------    ----------------------   ----------------------

           1,000                 $ 13.60                 9.63 years

           2,116                 $ 13.25                 6.96 years

          53,764                 $ 11.75                 5.01 years

           2,645                 $ 10.25                 8.21 years

           7,884                 $ 10.13                 8.63 years
-----------------------
          67,409
=======================

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       Based on the terms of options granted and using the intrinsic value method, no compensation cost has been recognized for any stock option grants in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its stock options, the Company's net income and net income per share for the years ended September 30, 2001 and 2000 would have been as follows:

                                                                 2001    2000
                                                                -----   -----

      Net income:                   As reported                 $ 211     559
                                    Pro forma                     192     536
                                                                 ====   =====

      Basic earnings per share:     As reported                 $ .27     .70
                                    Proforma                      .25     .67
                                                                 ====   =====

      Diluted earnings per share:   As reported                 $ .27     .70
                                    Pro forma                     .24     .67
                                                                 ====   =====


       The per share weighted-average fair value of stock options granted during 2001and 2000 for this pro forma disclosure was $2.22 and $2.58, determined on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 4%, risk-free interest rates of 2.75% and 6.25%, volatility factor of 21%, and expected life of 10 years.

       Severance Agreements. BFSB has five severance agreements with its executive officers. Such agreements have a term of three years and provide for payments equal to three times average annual salary for the previous five years, in the event BFSB experiences a change in control. A change in control is defined as (1) a sale of more than 25% of the assets of BFSB or the Holding Company; (2) any merger or recapitalization whereby BFSB or the Holding Company is not the surviving entity; (3) a change in control as determined by the OTS; or (4) acquisition directly or indirectly of 25% or more of the voting stock of BFSB or the Holding Company by an individual, entity or group.

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



(11)   Earnings Per Share

       The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

                                                                     2001       2000
                                                                   --------   --------
Number of shares on which basic earnings per share is calculated:
    Average outstanding common shares during the fiscal year        780,433    800,818

   Add:      Incremental shares under stock option plans             10,753        675
             Incremental shares related to MSBP                         448         --
                                                                   --------   --------
Number of shares on which diluted earnings per share is calculated  791,634    801,493
                                                                   ========   ========
Net income applicable to common stockholders                       $    211        559
                                                                   ========   ========
Basic earnings per share                                           $    .27        .70
                                                                   ========   ========
Diluted earnings per share                                         $    .27        .70
                                                                   ========   ========


       Stock options and MSBP awards of 7,826 and 72,988 shares for the years ended September 30, 2001 and 2000, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, the effect would be antidilutive.

 (12)  Regulatory Capital

       BFSB is required to meet three capital requirements: a tangible capital requirement equal to not less than 1.5% of tangible assets (as defined in the regulations), a core capital requirement, comprised of tangible capital adjusted for supervisory goodwill and other defined factors, equal to not less than 3.0% of tangible assets, and a risk-based capital requirement equal to at least 8.0% of all risk-weighted assets. For risk-weighting, selected assets are given a risk assignment of 0% to 100%. BFSB's total risk-weighted assets at September 30, 2001 and 2000 were approximately $33,816 and $25,798, respectively.

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       BFSB's compliance with capital requirements at September 30, 2001 and 2000 follows:

                                                                         Minimum to be
                                                     Actual               adequately        Minimum to be well
                                                                      capitalized under     capitalized under
                                                                      prompt corrective     prompt corrective
                                                                      actions provision     actions provision
                                               ----------------       ----------------    --------------------
                                                Amount    Ratio         Amount   Ratio       Amount    Ratio
                                               -------    -----        -------  ------     --------     -------
      As of September 30, 2001:
          Total capital (to risk-weighted
             assets)                           $11,808    34.92%     $ 2,705     8.00%     $  3,382     10.00%
          Core (Tier 1) capital (to
             risk-weighted assets)              11,500    34.01        1,014     3.00         2,029      6.00
          Core (Tier 1) capital (to adjusted
             assets)                            11,500    17.12        2,015     3.00         3,358      5.00
          Tangible capital (to tangible
             assets)                            11,463    17.07        1,007     1.50         1,007      1.50
                                               =======    =====      =======     ====       =======      ====
      As of September 30, 2000:
          Total capital (to risk-weighted
             assets)                           $11,877    46.04%       2,064     8.00%        2,580     10.00%
          Core (Tier 1) capital (to
             risk-weighted assets)              11,607    44.99          774     3.00         1,548      6.00
          Core (Tier 1) capital (to adjusted
             assets)                            11,607    18.08        1,963     3.00         3,210      5.00
          Tangible capital (to tangible
             assets)                            11,607    18.08          963     1.50           963      1.50
                                               =======    =====      =======     ====       =======      ====



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

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       Consolidated stockholders' equity differs from BFSB's tangible, core, and risk-based capital at September 30 as a result of the following:

                                                         2001        2000
                                                       --------    --------

Consolidated stockholders' equity                      $ 13,558      13,079
    Holding Company net assets                           (1,668)     (2,000)
                                                       --------    --------
 BFSB capital                                            11,890      11,079
    Subtract goodwill on acquisition                       (179)         --
    Add back (subtract) unrealized losses (gains) on
      certain available-for-sale securities                (211)        528
                                                       --------    --------
Tangible and core capital                                11,500      11,607
    Allowance for loan losses (limited to 1.25% of
      risk-weighted assets)                                 308         270
                                                       --------    --------
Risk-based capital                                     $ 11,808      11,877
                                                       ========    ========


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

       In addition, savings banks that before and after proposed dividend distributions meet or exceed their fully phased-in capital requirements, may make capital distributions with prior notice to the OTS during any calendar year up to 100% of year-to-date net income plus 50% of the amount in excess of their fully phased-in capital requirements as of the beginning of the calendar year. However, the OTS may impose greater restrictions if an institution is deemed to be in need of more than normal supervision. BFSB currently exceeds its fully phased-in capital requirements and has been assessed as "well-capitalized" under the regulatory guidelines as of September 30, 2001.

(13)   Financial Instruments With Off-Balance-Sheet Risk

       The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of amounts recognized in the consolidated balance sheets.

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

       Financial instruments outstanding at September 30, 2001 whose contract amounts represent credit risk include:


             Unfunded loans in process                                 $ 1,778
             Commitments to extend credit at fixed rates                   698
             Commitments to extend credit at adjustable rates              188
             Commitments for purchase of adjustable rate
               commercial loan participation
                                                                           750



(14)   Commitments

       The Company has purchased land in Sheridan, Wyoming. The Company entered into a contract on May 22, 2001 with Fletcher Construction Company to construct a new bank facility in Sheridan. Substantial construction to be complete in early 2002.

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

                           September 30, 2001 and 2000



       The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

       Financial Assets. Due to the liquid nature of the instruments, the carrying value of cash and cash equivalents and interest-bearing deposits approximates fair value. For all investment and mortgage-backed securities, the fair value is based upon quoted market prices. The fair value of loans receivable was derived from the OTS Model. The fair value of accrued interest receivable approximates book value as the Company expects contractual receipt in the short-term. The fair value of FHLB stock approximates its carrying value.

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

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       The approximate book value and fair value of the Company's financial instruments as of September 30 are as follows:



                                           2001                 2000
                                     -----------------    -----------------
                                      Book      Fair       Book      Fair
                                      value     value      value     value
                                     -------   -------    -------   -------
Assets:
    Cash and cash equivalents        $ 5,897     5,897     2,796     2,796
    Investment and mortgage-backed
       securities
       available-for-sale             22,003    22,003    28,869    28,869
    Stock in FHLB                      1,128     1,128     1,055     1,055
    Loans receivable, net             37,058    38,192    30,980    30,588
    Accrued interest receivable          429       429       534       534

Liabilities:
    Deposits                          40,709    41,465    32,081    32,037
    Advances from FHLB                13,400    13,807    19,300    19,188
                                     =======   =======   =======   =======


 (16)  Acquisition

       On December 27, 2000, the Bank purchased the building, equipment, loans and acquired the deposit liabilities of the Gillette, Wyoming branch of Hulett National Bank for a purchase price of $675. The transaction was accounted for as a purchase and accordingly, the consolidated financial statements for the period ended September 30, 2001 include the results of operations of the acquired branch since the date of purchase. Cash received in the branch acquisition totaled $773. The purchase consisted of $95 of loans, $387 of premises and equipment and the assumption of $1,353 in deposits and $212 of accrued interest and other liabilities. The premium paid over historical carrying values was $310, which has been allocated to goodwill and deposit premium.


                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



(17)   Holding Company Information (Condensed)

       The summarized financial information for Crazy Woman Creek Bancorp Incorporated is presented below. Intercompany balances and transactions are noted parenthetically.

       Condensed Balance Sheets

                                                                       September 30,
                                                                    --------------------
                                                                      2001        2000
                                                                    --------    --------
                           Assets

Cash (demand account with BFSB)                                     $    250          37
Investment in subsidiary                                              11,890      11,078
Loan to ESOP                                                             389         434
Dividend receivable - BFSB                                                --         200
Deferred tax asset                                                        10          --
Investment securities available-for-sale - mutual funds                1,087       1,576
Income taxes receivable                                                   27          11
Other assets                                                               4           1
                                                                    --------    --------

              Total assets                                          $ 13,657      13,337
                                                                    ========    ========

        Liabilities and Stockholders' Equity

Deferred tax liability - investment securities available-for-sale   $     --         160
Dividends payable                                                         97          96
Other liabilities                                                          2           2
Stockholders' equity:
    Common stock                                                         106         106
    Additional paid-in capital                                        10,117      10,100
    Unearned ESOP/MSBP shares                                           (429)       (528)
    Retained earnings                                                  7,125       7,271
    Accumulated other comprehensive income (loss), net                   195        (218)
    Treasury stock                                                    (3,556)     (3,652)
                                                                    --------    --------
              Total stockholders' equity                              13,558      13,079
                                                                    --------    --------
              Total liabilities and stockholders' equity            $ 13,657      13,337
                                                                    ========    ========


                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000




       Condensed Statements of Income

                                                                           Year Ended September 30,
                                                                         ----------------------------
                                                                           2001             2000
                                                                          ------           ------
 Dividends from BFSB                                                      $  330            1,180
 Dividends on mutual funds                                                    11               33
 Interest income (ESOP loan and loan to BFSB)                                 35               41
 Management fee to BFSB                                                      (60)             (28)
 Other operating expenses                                                    (49)             (32)
                                                                          ------           ------
     Income before distribution in excess of earnings of subsidiary and
        income taxes                                                         267            1,194
 Distributions in excess of earnings of subsidiary                           (80)            (652)
                                                                          ------           ------
 Income before income taxes                                                  187              542
 Income tax benefit                                                           24               17
                                                                          ------           ------
               Net income                                                 $  211              559
                                                                          ======           ======


  Condensed Statements of Cash Flows

                                                                           Year Ended September 30,
                                                                         ----------------------------
                                                                           2001             2000
                                                                          ------           ------

 Net income                                                               $  211              559
 Adjustments to reconcile net income to net cash provided by operating activities:
        Distributions in excess of earnings of subsidiary                     80              652
        Mutual fund dividends reinvested                                     (11)             (33)
        Increase in dividends receivable - BFSB                              200             (110)
        Increase in income taxes receivable                                  (16)              (3)
        Decrease in other liabilities                                         --               (2)
        Increase in other assets                                              (2)              --
                                                                          ------           ------
           Net cash provided by operating activities                         462            1,063
                                                                          ------           ------

 Cash flows from investing activities:
      Principal payments received on ESOP note receivable                     46               46
                                                                          ------           ------
           Net cash provided by investing activities                          46               46
                                                                          ------           ------

                                                                     (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2001 and 2000



       Condensed Statements of Cash Flows

                                                 Year Ended September 30,
                                                 ------------------------
                                                    2001           2000
                                                  ------         ------

Cash flows from financing activities:
       Repurchase of common stock                 $   --           (693)
       Exercise of stock options                      90             --
       Cash dividends paid                          (384)          (404)
                                                  ------         ------
          Net cash used in financing activities     (294)        (1,097)
                                                  ------         ------

Net increase in cash                                 213             12
Cash at beginning of year                             37             25
                                                  ------         ------

Cash at end of year                               $  250             37
                                                  ======         ======

                                Corporate Office
    Crazy Woman Creek Bancorp, Incorporated and Buffalo Federal Savings Bank

                         106 Fort Street, P.O. Box 1020
                           Buffalo, Wyoming 82834-1020
                                 (307) 684-5591

          Board of Directors of Crazy Woman Creek Bancorp, Incorporated

      Richard Reimann                                         Greg L. Goddard
      Chairman of the Board

      Deane D. Bjerke                                         Douglas D. Osborn

      Thomas J. Berry                                         Sandra K. Todd


                               Executive Officers

      Deane D. Bjerke                                         John B. Snyder
      President and Chief Executive Officer                   Vice President and Chief Financial Officer

      Arnold R. Griffith, Jr.                                 Mark A. Gannon
      Senior Vice President                                   Executive Vice President


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

                                   Form 10-KSB

Crazy Woman Creek Bancorp Incorporated's Annual Report for the year ended September 30, 2001 filed with the Securities and Exchange Commission on Form 10-KSB, excluding exhibits, is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call the Corporate Secretary at the Company's Corporate Office in Buffalo, Wyoming. All public reports of the Company are available on the SEC's web site at www.sec.gov. The Annual Meeting of Stockholders will be held on January 23, 2002 at 3:00 p.m. at the Company's main office located at 106 Fort Street, Buffalo, Wyoming.