Form 10KSB, Exhibit 13
period 2002-09-30
CRAZY WOMAN CREEK BANCORP INC
filed 2002-12-30
CIK 1005119

CRAZY WOMAN CREEK BANCORP
                                  INCORPORATED


                               2002 ANNUAL REPORT

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
                               2002 ANNUAL REPORT


--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------



Letter to Stockholders......................................................   1

Corporate Profile and Stock Market Information..............................   2

Financial Highlights........................................................   3

Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............................   4

Independent Auditors' Report  ..............................................  14

Consolidated Balance Sheets.................................................  15

Consolidated Statements of Income...........................................  16

Consolidated Statements of Stockholders' Equity and Comprehensive Income....  17

Consolidated Statements of Cash Flows.......................................  18

Notes to Consolidated Financial Statements..................................  19

                     [CRAZY WOMAN CREEK BANCORP LETTERHEAD]






To Our Stockholders:


I am pleased to present our seventh annual report after the completion of our mutual to stock conversion in 1996. This past fiscal year has been one of growth and expansion. With a positive growth forecast for the front range of the Big Horns, the Powder River Basin area of Northeast Wyoming and as the result of a strategic planning session, the Officers and Board of Directors made the decision to establish our third branch located in Sheridan. The construction of the Sheridan branch was completed and the branch opened in April 2002.

The addition of the branch offices in Gillette and Sheridan, Wyoming has enabled the bank to increase deposits and loan volume. Total assets grew from $68.773 million at September 30, 2001 to $75.521 million at September 30, 2002. Loans grew by over twelve million dollars to a balance of $49.339 million and deposits also grew over six million dollars to a total of $46.783 million. The Board and Management are pleased with the development of the branches in Gillette and Sheridan and feels there is excellent potential for future growth.

The Powder River Basin area of Wyoming, including Sheridan Gillette and Buffalo, is currently seeing increased activity in methane well drilling along with planned future development of coal fired electrical generating plants. In addition, the close proximity to the front range of the Big Horn Mountains and associated recreational opportunities has led to an increase in the retirement community. The future for growth along the front range of the Big Horn Mountain range and the eastern portion of the Powder River Basis looks very positive.

Along with growth and expansion, the Bank expects costs of operations to increase. Costs associated with branching will influence income for a period of time until each branch's assets grow to a level where they become profitable. The cost of increased employee compensation and the increased costs of other operations will limit income in the short term, and the prospects for increased returns in the short term, will also be limited. The Board and Management expect the future benefits from the branches will outweigh the income shortfalls that are presently occurring.

Fiscal year 2003 will provide exciting challenges as the officers and directors formulate goals and future directions for the company. Development of products and services will continue as an ongoing part of the planning process. I wish to personally invite all stockholders to our annual meeting that is scheduled for January 29, 2003.

Sincerely,

/s/Gary J. Havens

Gary J. Havens
President

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

Buffalo Federal is a federally-chartered stock savings bank headquartered in Buffalo, Wyoming, which was originally chartered in 1932 under the name "Buffalo Building and Loan Association." Deposits are insured up to the maximum allowable by federal law. The Bank is a community oriented financial institution offering a variety of financial services to meet the needs of the communities that it serves. Buffalo Federal conducts its business from its offices in Buffalo, Gillette and Sheridan, Wyoming.

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
                                                  HIGH         LOW    DIVIDENDS
                                                  ----         ---    ---------
July 1, 2002 - September 30, 2002              $ 13.74     $ 11.70       $ 0.12
April 1, 2002 - June 30, 2002                    16.75       13.28         0.12
January 1, 2002 - March 31, 2002                 15.80       13.35         0.12
October 1, 2001 - December 31, 2001              14.35       12.50         0.12
July 1, 2001 - September 30, 2001                18.50       12.06         0.12
April 1, 2001 - June 30, 2001                    16.45       13.00         0.12
January 1, 2001 - March 31, 2001                 16.63       11.25         0.12
October 1, 2000 - December 31, 2000              11.78       10.63         0.12

Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions. The number of shareholders of record of common stock as of December 17, 2002, was approximately 829. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 17, 2002, there were 807,208 shares outstanding.

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


--------------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
(Dollars in Thousands except per share date)
At or For the Year Ended September 30,                2002          2001          2000         1999        1998
--------------------------------------------------------------------------------------------------------------------
Loan receivable, net                               $49,339       $37,058       $30,980      $29,727     $29,986
Investment and mortgage-backed
     securities, held to maturity (1)                   --            --            --           --       3,938
Investment and mortgage-backed
    securities, available for sale (1)              18,109        22,003        28,869       29,479      24,635
Total assets                                        75,521        68,773        64,826       63,661      62,153
Deposits                                            46,783        40,709        32,081       34,249      32,913
FHLB advances                                       14,200        13,400        19,300       15,600      14,650
Total stockholders' equity                          13,454        13,558        13,079       13,356      14,036
Interest income                                      4,383         4,404         4,317        4,313       4,420
Interest expense                                     2,226         2,749         2,532        2,358       2,448
Net interest income                                  2,127         1,655         1,785        1,955       1,973
Provision for loan losses                               30            --            --            6          18
Net income                                              95           211           559          690         712

--------------------------------------------------------------------------------------------------------------------
OTHER SELECTED DATA
At or For the Year Ended September 30,             2002          2001          2000        1999         1998
--------------------------------------------------------------------------------------------------------------------
Performance Ratios:
Return on average assets (net income
  divided by average total assets)                   0.13%         0.32%         0.88%        1.10%       1.16%
Return on average equity (net income
  divided by average equity)                         0.69%         1.57%         4.28%        4.96%       4.96%
Average interest-earning assets to average
  interest-bearing liabilities                     120.28%       124.35%       126.71%      125.32%     130.65%
Net interest income after provision for
  loan losses to average earning assets              3.18%         2.59%         2.85%        3.16%       3.25%
Net interest rate spread                             2.51%         1.54%         1.77%        2.09%       2.03%
Average equity to average assets ratio
  (average equity divided by average
  total assets)                                     18.83%        20.25%        20.64%       22.20%      23.46%
Equity to assets at period end                      17.81%        19.71%        20.18%       20.98%      22.59%
Non-performing assets to total assets                0.13%         0.17%         0.10%        0.22%       0.41%
Non-performing loans to gross loans                  0.00%         0.31%         0.20%        0.46%       0.83%
Allowance for loan losses, REO and other
  Repossessed assets to non-performing
  Assets                                           351.04%       258.82%       435.48%      176.60%     110.66%
Allowance for loan losses to gross loans             0.65%         0.80%         0.85%        0.82%       0.93%
Net charge-offs (recoveries) to loans, net           0.00%        (0.10%)       (0.07%)       0.14%       0.12%
Basic earnings per share                          $  0.12       $  0.27       $  0.70      $  0.81     $  0.79
Diluted earnings per share                        $  0.12       $  0.27       $  0.70      $  0.80     $  0.77
Book value per share                              $ 16.67       $ 17.16       $ 16.73      $ 15.86     $ 15.81


---------------------
(1) In connection with the adoption of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" as of October 1, 1998, the Company reclassified all of its held to maturity securities as available for sale.

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

         The Company was formed in connection with the Bank's mutual-to-stock conversion that was consummated on March 29, 1996. The Company's assets are comprised of its investment in the Bank, loans to the Bank's Employee Stock Ownership Plan ("ESOP"), and shares held in two mutual funds. The Bank's net earnings are dependent primarily on its net interest income, which is the difference between interest income earned on its interest-earning assets and interest expense paid on interest-bearing liabilities. For the year ended
September 30, 2002, the Bank's interest income was $4.383 million, or approximately 97.44% of gross earnings (i.e., interest income and non-interest income). The Bank's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. For the year ended September 30, 2002, the Bank's net interest rate spread was 2.51%. To a lesser extent, the Bank's net earnings also are affected by the level of non-interest income, which primarily consists of service charges and other operating income. In addition, net earnings are affected by the level of non-interest (general and administrative) expenses.

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


Critical Accounting Policies

         Companies may apply certain critical accounting policies requiring management to make subjective or complex judgments, often as a result of the need to estimate the effect of matters that are inherently uncertain. The Company considers its only critical accounting policy to be the allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged against earnings. The balance of allowance for loan losses is maintained at the amount management believes will be adequate to absorb known and inherent losses in the loan portfolio. The appropriate balance of allowance for loan losses is determined by applying estimated loss factors to the credit exposure from outstanding loans. Estimated loss factors are based on subjective measurements including management's assessment of the internal risk classifications, changes in the nature of the loan portfolio, industry concentrations and the impact of current local, regional and national economic factors on the quality of the loan portfolio. Changes in these estimates and assumptions are reasonably possible and may have a material impact on the Company's consolidated financial statements, results of operation or liquidity.


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

         The Bank is subject to significant interest rate risk as a result of its historical emphasis on the origination for portfolio of fixed-rate one-to-four family mortgage loans. In order to improve the Bank's interest rate sensitivity, however, management has attempted to shorten the maturities of the Bank's assets and lengthen the maturities of its liabilities, while maintaining asset quality. This strategy has been implemented by (i) emphasizing the origination for portfolio of 3 and 5 year balloon mortgage loans; (ii) brokering 15 to 30-year fixed-rate mortgage loans for a third party and receiving a commission; (iii) offering adjustable rate home equity and shorter-term installment loans; (iv) emphasizing the solicitation and retention of core deposits and lengthening the average maturity of deposits by adopting a tiered pricing program for its certificates of deposit (offering higher rates on longer term certificates) and managing deposit interest rates; (v) purchasing for its own portfolio adjustable-rate mortgage-backed securities, (vi) investing in short- and intermediate-term investment securities, (vii) emphasizing the origination of adjustable-rate mortgage loans; (viii) utilizing FHLB advances to facilitate growth and lengthen liabilities; (ix) focusing on short-term and adjustable commercial and consumer loans. These measures, while significant, may only partially offset the Bank's interest rate risk. Furthermore, the Bank believes it has sufficient capital to accept a certain degree of interest rate risk.

         To monitor the Bank's interest rate risk, the Bank also utilizes quarterly reports by the OTS which measure the Bank's interest rate risk by modeling the change in the Bank's net portfolio value ("NPV") over a variety of interest rate scenarios. NPV is defined as the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. Based on the September 30, 2002 report the Bank had minimal interest rate risk based on a post-shock NPV ratio in excess of 10%.

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

                                      At September 30,                  Twelve Months Ended September 30,
                                      ------------------ ----------------------------------------------------------------
                                            2002                      2002                             2001
                                      ------------------ -------------------------------- -------------------------------
                                           Actual         Average               Average    Average              Average
                                         Yield/Cost       Balance    Interest  Yield/Cost  Balance   Interest  Yield/Cost
                                         ----------       -------    --------  ----------  -------   --------  ----------
                                                                         (Dollars in Thousands)
Interest-earning assets:
 Loans receivable (1)                       6.69 %     $   43,092  $ 3,302       7.66 %   $ 33,569   $ 2,681     7.99 %
 Securities available for sale
  Mortgage-backed securities                5.64           14,084      733       5.20       12,384       767     6.19
  Investment securities                     5.00            6,353      238       3.75       13,793       777     5.63
 Other interest-earning assets (2)          3.04            4,382      110       2.51        4,196       179     4.27
                                                         --------    -----                --------   -------
  Total interest-earning assets             6.20           67,911    4,383       6.45       63,942     4,404     6.89
                                                         --------    -----                --------   -------


Non-interest-earning assets                                 4,076                            2,394
                                                         --------                         --------
 Total assets                                            $ 71,987                         $ 66,336
                                                         ========                         ========

Interest-bearing liabilities
 Interest checking (3)                      1.65           12,692      203       1.60        9,935       322     3.24
 Time Deposits/Passbook (3)                 3.48           30,410    1,199       3.94       24,599     1,338     5.44
                                                         --------    -----                --------   -------
 Total deposit accounts                     3.00           43,102    1,402       3.25       34,534     1,660     4.81
 FHLB advances (4)                          5.80           13,357      824       6.17       16,888     1,089     6.45
                                                         --------    -----                --------   -------
  Total interest-bearing liabilities        3.65           56,459    2,226       3.94       51,422     2,749     5.35
                                                         --------    -----                --------   -------


Non-interest-bearing liabilities                            1,970                            1,483
                                                         --------                         --------
 Total liabilities                                         58,429                           52,905
                                                         --------                         --------
 Total equity                                              13,558                           13,431
                                                         --------                         --------
 Total liabilities and equity                            $ 71,987                         $ 66,336
                                                         ========                         ========
Net interest income                                                $ 2,157                           $ 1,655

Interest rate spread                                                             2.51 %                          1.54 %
                                                                               ======                          ======
Net interest margin                                                              3.18 %                          2.59 %
                                                                               ======                          ======
Ratio of average interest-earning assets
To average interest-bearing liabilities                                        120.28 %                        124.35 %
                                                                               ======                          ======

----------------
(1) Average balances include non-accrual loans, and are net of reserve for loan losses and deferred loan fees.
(2)  Also includes interest-bearing deposits in other financial institutions.
(3) Includes amortization of core deposit intangibles of $29,000 in 2002 and $24,000 in 2001.
(4)  Includes $1,000 in 2002 and $6,000 in 2001 of other interest expense.

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

                                                   Year ended September 30,
                                                        2002 vs. 2001
                                                  Increase (Decrease) Due to
                                                                 Rate/
                                              Volume    Rate    Volume      Net
                                              ------    -----   ------    ------
                                                        (In Thousands)
Interest Income:
     Loans receivable                          $ 761    $(111)   $ (29)   $ 621
     Securities available-for-sale:
       Mortgage-backed securities                105     (123)     (16)     (34)
       Investment securities                    (419)    (259)     139     (539)
     Other interest-earning assets                 8      (74)      (3)     (69)
                                               -----    -----    -----    -----
         Total interest-earning assets         $ 455    $(567)   $  91    $ (21)
                                               =====    =====    =====    =====

Interest expense
     Deposit accounts                          $ 412    $(539)   $(131)   $(258)
     FHLB advances                              (228)     (47)      10     (265)
                                               -----    -----    -----    -----
         Total interest-bearing liabilities    $ 184    $(586)   $(121)   $(523)
                                               =====    =====    =====    =====

Net change in net interest income              $ 271    $  19    $ 212    $ 502
                                               =====    =====    =====    =====

Financial Condition

         The Company's assets increased by $6.748 million from $68.773 million at September 30, 2001 to $75.521 million at September 30, 2002. The mix in assets changed with an increase in loans receivable, premises and equipment and a corresponding decrease in cash and investments.

         The Company experienced loan growth during the period. From September 30, 2001 to September 30, 2002 net loans receivable increased from $37.058 million to $49.339 million, representing an increase of $12.281 million or 33.14%. The Gillette branch experienced a $8.959 million increase, the Sheridan branch experienced a $4.149 million increase, while the Buffalo branch experienced a $827,000 decrease. Residential real estate loans increased by $730,000, commercial mortgages increased $8.314 million, construction loans increased $4.852 million, home equity loans decreased $635,000, while other consumer loans decreased by $277,000, commercial and agriculture loans decreased by $65,000 and loan loss reserves increased by $29,000.

         The Company's net investment in mortgage-backed and investment securities available for sale decreased by $3.894 million from $22.003 million at September 30, 2001 to $18.109 million at September 30, 2002. The decrease was primarily used to fund the loan production.

         Deposits increased by $6.074 million from $40.709 million at September 30, 2001 to $46.783 million at September 30, 2002, primarily as a result of the branch operations in Gillette which accounted for $3.401 million and Sheridan which accounted for $2.623 million. The Buffalo branch experienced a slight increase in deposits of $50,000.

         The Company increased its level of borrowings from the FHLB of Seattle from $13.400 million at September 30, 2001 to $14.200 million at September 30, 2002. This represents an increase of $800,000. The increase in FHLB advances was used to fund loan demand and supplement slightly slower than anticipated deposit growth. The Company utilizes FHLB advances to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the FHLB advances.

         Total stockholders' equity decreased by $104,000 from $13.558 million at September 30, 2001 to $13.454 million at September 30, 2002. Stockholders' equity was reduced by cash dividends declared during fiscal year 2002 in excess of current earnings of $95,000. These dividends totaled $0.48 per share or $362,000. This decrease was partially offset as a result of the increase in accumulated other comprehensive income, primarily due to the market value increase in the investment securities available- for-sale of $41,000. Additionally, 4,000 stock options were exercised and the reissue of treasury stock totaled $82,000.

Non-performing Assets

         Non-performing assets totaled $96,000 at September 30, 2002 or 0.13% of total assets compared to $119,000 at September 30, 2001 or 0.17% of total assets. Non-performing assets at September 30, 2002 were comprised of repossessed other assets owned and for the year ended September 30, 2001 was primarily comprised of loans secured by real estate. Included in non-performing assets at September 30, 2001 is a $62,000 loan secured by residential real estate and a $57,000 commercial mortgage loan. At September 30, 2001, the Company did not have any repossessed properties.

Comparison of Results of Operations for the Years Ended September 30, 2002 and 2001

         Net Income. For the year ended September 30, 2002 the Company posted net income of $95,000 or diluted earnings per share of $.12 compared to net income of $211,000 or diluted earnings per share of $.27 for the year ended September 30, 2001. Net income was lower in 2002 than in 2001 primarily as a result of the recognition of an impairment loss on one mutual fund investment for an other-than-temporary decline in market value.

         Interest Income. Total interest income decreased by $21,000 from $4.404 million for the year ended September 30, 2001 to $4.383 million for the year ended September 30, 2002. The decrease in interest income was primarily caused by a decrease in the rate earned on interest earning assets from 2001 to 2002. A decrease in the yield on average earning assets from 7.99% for the twelve month period ended September 30, 2001 to 7.66% for the same period in 2002 caused interest income to decrease by $567,000. During the twelve month period ended September 30, 2001 average interest earning assets totaled $63.942 million compared to $67.911 million for the same period in 2002. This increase in volume caused interest income to increase by $455,000 for the periods covered.

         Interest Expense. Deposit interest expense, including amortization of core deposit intangibles, decreased by $258,000 from $1.660 million for the year ended September 30, 2001 to $1.402 million for the year ended September 30, 2002 primarily as a result of a decrease in the cost of average interest bearing deposits, offset by an increase in the volume of average interest bearing deposits. Average interest bearing deposits increased by $8.568 million from September 30, 2001 to September 30, 2002 contributing to a $412,000 increase in interest expense. A decrease in the cost of interest bearing deposits from 4.81% for the twelve month period ended September 30, 2001 to 3.25% for the twelve month period ended September 30, 2002 decreased interest expense by $539,000.

         FHLB advances and other interest expense decreased by $265,000 from $1.089 million for the year ended September 30, 2001 to $824,000 for the year ended September 30, 2002, primarily due to decrease in the average volume of such advances. Average FHLB advances decreased from $16.888 million for the twelve month period ended September 30, 2001 to $13.357 million for the twelve month period ended September 30, 2002. This decrease in volume caused interest expense to decrease by $228,000. A decrease in the cost of FHLB advances from 6.45% in 2001 to 6.17% 2002 accounted for a $47,000 decrease in interest expense.

         The total cost of average interest bearing liabilities was 3.94% for 2002 and 5.35% for 2001.

         Net Interest Income. Net interest income before provision for loan losses increased by $502,000 from $1.655 million for the year ended September 30, 2001 to $2.157 million for the year ended September 30, 2002. The increase in net interest income was primarily attributed to decrease in the cost of interest bearing liabilities. The ratio of interest earning assets to interest bearing liabilities decreased from 124.35% for the twelve month period ended September 30, 2001 to 120.28% for the same period in 2002. Also contributing to the increase in net interest income was an increase in the interest rate spread from 1.54% for the twelve month period ended September 30, 2001 to 2.51% for the twelve month period ended September 30, 2002.

         Provision for Loan Losses. The provision for loan losses was $30,000 in 2002 and no provision was made in 2001. In 2002, recoveries totaled $19,000 while charge-offs totaled $20,000. Loan recoveries were less than charge-offs in 2002 resulting in a net decrease in the allowance for loan losses of $1,000. Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current and prospective economic conditions, and independent appraisals. Any increase or decrease in the provision for loan losses has a corresponding negative or positive effect on net income. At September 30, 2002, the allowance represented 0.65% of gross loans receivable as compared to 0.80% of gross loans receivable at September 30, 2001.

         Assessment of the adequacy of the allowance for loan losses involves subjective judgments regarding future events, and thus, there can be no assurance that additional provisions for loan losses will not be required in future periods.

         Non-Interest Income. Non-interest income increased by $5,000 from $110,000 for the year ended September 30, 2001 to $115,000 for the year ended September 30, 2002. Customer service charges accounted for $15,000 as a result of an increase in the volume of deposit fees. Other operating income decreased by $10,000 associated with a $14,000 increase in loan service charges related to the increased volume of accounts and branching. The remaining $24,000 decrease was due to net expenses associated with a joint venture that was started in June 2002. The joint venture is called North Wyoming Insurance Company, LLC and is owned 50% by North Wyoming Insurance Corporation and 50% by the Company. The joint venture was established to offer insurance products to Bank customers and is only available in the Sheridan branch. The joint venture will be accounted for on the equity method and the financial impact of the joint venture is not expected to be material to the operations of the company for the foreseeable future.

         Non-Interest Expense. During 2002 the company recognized a loss of $188,000 from other-than-temporary impairment of investment securities available-for-sale. Under SFAS 115 of "Accounting for Certain Investments in Debt and Equity Securities" the Company is required to record in the income statement a loss in the market value for other-than-temporary losses in the investment portfolio.

         The Company experienced a $695,000 increase in non-interest expense from $1.470 million for the year ended September 30, 2001 to $2.165 million for the year ended September 30, 2002. Compensation and benefit expense was $227,000 higher in 2002 than in 2001 primarily as a result of general pay increases in 2001, the hiring of a commercial loan officer in July 2002, a branch president in March 2002 for the new Sheridan Branch, and seven additional staff members, in the Gillette, Sheridan and Buffalo branches. Occupancy and equipment expenses increased by $87,000 from $143,000 for the year ended September 30, 2001 to $230,000 for the year ended September 30, 2002, due to the operation of the Sheridan branch. Advertising increased during 2002 to $73,000 from $47,000 in 2001, due to expenses related to the new branch in Sheridan. Data processing services increased by $18,000 as a result of the Sheridan branch. Professional fees increased during 2002 to $136,000 from $83,000 in 2001, attributable to a contract with an executive management search firm in 2002 for hiring of a Chief Executive Officer and Chief Lending Officer.

         Amortization of goodwill decreased by $9,000 from the purchase of the Gillette branch as the adoption of SFAS 147 "Acquisitions of Certain Financial Institutions" removed the requirement to amortize goodwill on the financial statements. Other operating expenses expense were $102,000 higher in 2002 than in 2001 from costs associated from expansion of operations with the branch opening in Sheridan, Wyoming. Also, effective October 1, 2001, the Company changed its method of accounting for depreciation on furniture, fixtures and equipment from an accelerated method to the straight-line method for assets acquired on or after October 1, 2001. Had the previous method of depreciation been in place during fiscal 2002, net income would have been reduced by $15 or $.02 for both basic and diluted earnings per share.

         Income Taxes. The effective tax rates for 2002 and 2001 were (0.06%) and 28.47%, respectively. The effective tax rate for 2002 was significantly lower due to the amount of tax exempt interest as compared to net income before taxes. There is no state income tax imposed on the Company. In 2002 and 2001 the Company received a refund for prior year amended tax returns.

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

         During the years ended September 30, 2002 and 2001, the Company had positive net cash flows of $540,000 and $784,000 from operating activities and $6.557 million and $1.104 million from financing activities, respectively. The Company also experienced negative net cash flows of $10.308 million during year ended September 30, 2002 and a $1.213 million positive net cash flow for the year ended September 30, 2001, from investing activities.

         Net income, adjusted for the non-cash and non-operating items, was the primary source of cash flows from operating activities in both fiscal 2002 and 2001.

         During fiscal 2002, investing activities used $10.308 million, primarily from the origination of loans offset somewhat by the maturities and calls of investments securities available for sale. During fiscal 2001, investing activities provided $1.213 million primarily from the maturities and calls of investments securities available for sale offset somewhat by the origination of loans. The primary investing activity of the Bank is the origination of adjustable and fixed-rate mortgages with maturities of less than 15 years and the purchase of investment securities. During fiscal 2002 and 2001, the Bank originated mortgage loans in the amounts of $33.620 million and $17.430 million, respectively.

         Changes in cash flows from financing activities during these periods have primarily been related to changes in deposits, borrowings, and dividends paid in 2002 and 2001. The primary financing activities of the Bank are the attraction of deposits and borrowing funds from the FHLB of Seattle. During fiscal year 2002, deposits increased $6.074 million. The Bank also supplements its deposits with advances from the FHLB of Seattle to manage interest rate risk and to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the advances. During fiscal year 2002, FHLB advances increased by $800,000. The increase in deposits was primarily used to fund loan originations. Generally, the cost of advances is greater than the cost of deposits.

         The Bank anticipates that it will have sufficient funds available to meet its current commitments and anticipated commitments over the next twelve months. At September 30, 2002, the Bank had commitments to originate loans of $1.270 million, $1.121 million in un-disbursed Line of Credits and $1.666 million in un-disbursed construction loans. Certificates of deposit and State of Wyoming deposits which are scheduled to mature in less than one year at September 30, 2002 totaled $23.157 million. At September 30, 2002 there was a $6.074 million increase in deposits and management believes that a significant portion of such deposits will remain with the Bank based on historical and economic trends in the banks primary market area.

Impact of Inflation and Changing Prices

         The financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.

         As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

         The Bank, has been a traditional thrift that primarily originated and held long-term home loans. There is an emphasis on increasing our adjustable rate loan portfolio and short term small business loans. The change in strategy should positively impact the banks sensitivity to interest rate risk, but may also reduce earnings as yields on adjustable rate loans are generally lower than yields on fixed rate loans. See also "-Asset/Liability Management and Interest Rate Risk."

                          Independent Auditors' Report



The Board of Directors and Stockholders
Crazy Woman Creek Bancorp Incorporated:


We have audited the accompanying consolidated balance sheets of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its accounting for goodwill in accordance with Statements of Financial Accounting Standards No. 142, Goodwill and Other Intangibles, and No. 147, Acquisitions of Certain Financial Institutions, effective October 1, 2001.




/s/KPMG LLP

Billings, Montana
November 6, 2002

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                           Consolidated Balance Sheets
             (Dollars in thousands except share and per share data)

                           September 30, 2002 and 2001

                          Assets                               2002        2001
                          ------                             --------    --------

Cash and cash equivalents                                    $  2,686       5,897
Investment and mortgage-backed securities
      available-for-sale                                       18,109      22,003
Stock in Federal Home Loan Bank of Seattle, at cost             1,200       1,128
Loans receivable, net                                          49,339      37,058
Accrued interest receivable                                       420         429
Premises and equipment, net                                     3,282       1,871
Repossessed other assets owned                                     96          --
Income tax receivable                                              71          --
Goodwill, net                                                     178         178
Other intangible assets, net                                       69          98
Other assets                                                       71         111
                                                             --------    --------

                                                             $ 75,521      68,773
                                                             ========    ========

                Liabilities and Stockholders' Equity
                ------------------------------------

Liabilities:
     Deposits                                                $ 46,783      40,709
     Advances from Federal Home Loan Bank                      14,200      13,400
     Advance payments by borrowers for taxes and insurance         65          67
     Deferred income taxes                                        285         213
     Dividends payable                                             97          97
     Accrued expenses and other liabilities                       637         729
                                                             --------    --------

           Total liabilities                                   62,067      55,215

Stockholders' equity:
     Preferred stock, par value $.10 per share, 2,000,000
        shares authorized; none issued and outstanding             --          --
     Common stock, par value $.10 per share, 5,000,000
        shares authorized; 1,058,000 issued                       106         106
     Additional paid-in capital                                10,139      10,117
     Unearned ESOP/MSBP shares                                   (411)       (429)
     Retained earnings                                          6,858       7,125
     Accumulated other comprehensive income, net                  236         195
     Treasury stock at cost, 260,976 and 267,876 shares
        at September 30, 2002 and 2001, respectively           (3,474)     (3,556)
                                                             --------    --------

           Total stockholders' equity                          13,454      13,558
                                                             --------    --------

                                                             $ 75,521      68,773
                                                             ========    ========

See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                        Consolidated Statements of Income
             (Dollars in thousands except share and per share data)

                     Years ended September 30, 2002 and 2001


                                                                  2002       2001
                                                                 -------    -------
Interest income:
     Loans receivable                                            $ 3,302      2,681
     Mortgage-backed securities                                      733        767
     Investment securities                                           238        777
     Other interest-earning assets                                   110        179
                                                                 -------    -------

           Total interest income                                   4,383      4,404

Interest expense:
     Deposits                                                      1,372      1,635
     Advances from Federal Home Loan Bank                            824      1,084
     Other interest expense                                           30         30
                                                                 -------    -------

           Total interest expense                                  2,226      2,749
                                                                 -------    -------

           Net interest income                                     2,157      1,655

Provision for loan losses                                             30         --
                                                                 -------    -------

           Net interest income after provision for loan losses     2,127      1,655
                                                                 -------    -------

Non-interest income:
     Customer service charges                                         92         77
     Other operating income                                           23         33
                                                                 -------    -------

           Total non-interest income                                 115        110
                                                                 -------    -------

Non-interest expense:
     Compensation and benefits                                     1,050        823
     Occupancy and equipment                                         230        143
     FDIC/SAIF deposit insurance premiums                              7          6
     Advertising                                                      73         47
     Data processing services                                        150        132
     Professional fees                                               136         83
     Other                                                           318        216
     Amortization of goodwill                                         --          9
     Other than temporary loss on investment available-
        for-sale                                                     188         --
     Loss on disposal of equipment                                    --         11
                                                                 -------    -------

           Total non-interest expense                              2,152      1,470
                                                                 -------    -------

           Income before income taxes                                 90        295
Income tax (benefit) expense                                          (5)        84
                                                                 -------    -------

           Net income                                            $    95        211
                                                                 =======    =======

Basic earnings per share                                         $  0.12       0.27
                                                                 =======    =======

Diluted earnings per share                                       $  0.12       0.27
                                                                 =======    =======

See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

    Consolidated Statements of Stockholders' Equity and Comprehensive Income
             (Dollars in thousands except share and per share data)

                     Years ended September 30, 2002 and 2001


                                                                          Unearned             Accumulated
                                                              Additional    ESOP/                other                   Total
                                                      Common   paid-in      MSBP     Retained comprehensive   Treasury stockholders'
                                                      stock    capital     shares    earnings income (loss)    stock     equity
                                                      -----    -------     ------    -------- -------------    -----     ------

Balance at September 30, 2000                        $   106    10,100      (528)     7,271       (218)      (3,652)    13,079

Comprehensive income:
    Net income                                            --        --        --        211         --           --        211
    Unrealized gain on securities available-for-sale      --        --        --         --        413           --        413
                                                                                                                       -------

        Total comprehensive income                                                                                         624

Exercise of stock options (7,600 shares)                  --        --        --         --         --           90         90

MSBP shares awarded (500 shares)                          --        --        (6)        --         --            6         --

ESOP shares committed to be released                      --        17        46         --         --           --         63

MSBP shares vested                                        --        --        59         --         --           --         59

Cash dividends declared ($.48 per share)                  --        --        --       (357)        --           --       (357)
                                                     -------   -------   -------    -------    -------      -------    -------

Balance at September 30, 2001                            106    10,117      (429)     7,125        195       (3,556)    13,558

Comprehensive income:
    Net income                                            --        --        --         95         --           --         95
    Unrealized gain on securities available-for-sale      --        --        --         --         41           --         41
                                                                                                                       -------

        Total comprehensive income                                                                                         136

Exercise of stock options (4,000 shares)                  --        --        --         --         --           47         47

MSBP shares awarded (4,500 shares)                        --        --       (55)        --         --           55         --

MSBP shares forfeited (1,600 shares)                      --        --        20         --         --          (20)        --

ESOP shares committed to be released                      --        22        45         --         --           --         67

MSBP shares vested                                        --        --         8         --         --           --          8

Cash dividends declared ($.48 per share)                  --        --        --       (362)        --           --       (362)
                                                     -------   -------   -------    -------    -------      -------    -------

Balance at September 30, 2002                        $   106    10,139      (411)     6,858        236       (3,474)    13,454
                                                     =======   =======   =======    =======    =======      =======    =======

See accompanying notes to consolidated financial statements.

                       CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                               Consolidated Statements of Cash Flows
                                      (Dollars in Thousands)

                              Years ended September 30, 2002 and 2001

                                                                      2002        2001
                                                                    --------    --------
Cash flows from operating activities:
    Net income                                                      $     95         211
    Adjustments to reconcile net income to net cash
       provided by operating activities:
         Provision for loan losses                                        30          --
         Amortization of premiums and discounts on
            investment securities                                         98          15
         Amortization of goodwill                                         --           9
         Amortization of core deposit intangibles                         29          25
         Deferred income tax expense                                      52          --
         Federal Home Loan Bank stock dividend                           (72)        (73)
         Depreciation                                                    154          83
         Other than temporary loss on investment
            available-for-sale                                           188          --
         Mutual fund dividends reinvested                                (14)        (11)
         Deferred loan origination fees, net                              19          12
         Loss on sale of premises and equipment                           --          11
         ESOP shares committed to be released                             67          63
         MSBP compensation expense                                         8          59
         Change in:
            Accrued interest receivable                                    9         105
            Other assets                                                  40         (72)
            Income taxes                                                 (71)         28
            Accrued expenses and other liabilities                       (92)        319
                                                                    --------    --------

              Net cash provided by operating activities                  540         784
                                                                    --------    --------

Cash flows from investing activities:
    Purchases of securities available-for-sale                        (7,474)     (8,616)
    Proceeds from maturities, calls and prepayments of
       securities available-for-sale                                  11,157      16,104
    Origination of loans receivable                                  (33,620)    (17,430)
    Repayment of principal on loans receivable                        21,194      11,435
    Acquisition of branch office                                          --         773
    Purchases of premises and equipment                               (1,565)     (1,053)
                                                                    --------    --------

              Net cash (used in) provided by investing activities    (10,308)      1,213
                                                                    --------    --------

Cash flows from financing activities:
    Net increase in deposits                                           6,074       7,275
    Advances from Federal Home Loan Bank                               5,950       4,350
    Repayment of advances from Federal Home Loan Bank                 (5,150)    (10,250)
    Net decrease in advances from borrowers for taxes
       and insurance                                                      (2)         (5)
    Exercise of stock options                                             47          90
    Dividends paid to stockholders                                      (362)       (356)
                                                                    --------    --------

              Net cash provided by financing activities                6,557       1,104
                                                                    --------    --------

Net (decrease) increase in cash and cash equivalents                  (3,211)      3,101
Cash and cash equivalents at beginning of year                         5,897       2,796
                                                                    --------    --------

Cash and cash equivalents at end of year                            $  2,686       5,897
                                                                    ========    ========

Cash paid during the year for:
    Interest                                                        $  2,275       2,619
    Income taxes                                                          35          63
                                                                    ========    ========

Noncash investing and financing activities:
    During 2002, the Company transferred $96 from loans to repossessed other assets owned.

    During 2001, the Company acquired a branch in Gillette with $95 of loans, $387 of equipment and $1,353 of deposits.

See accompanying notes to consolidated financial statements.

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001


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

                                      -19-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001


       The carrying value of securities is adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities. Upon realization, gains and losses from the sale of securities are included in earnings using the specific identification method. Declines in the fair value of securities below carrying value that are other than temporary are charged to expense as realized losses and the related carrying value is reduced to fair value. During the year ended September 30, 2002, the Company recognized a $188 loss as a result of an other than temporary decline in fair value.

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

                           September 30, 2002 and 2001


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

       Other Real Estate and Repossessed Assets Owned

       Other real estate and repossessed assets owned are recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate or other repossessed assets owned is carried at the lower of cost or fair value, less estimated selling costs. Certain costs incurred in preparing properties or assets for sale are capitalized, and expenses of holding foreclosed properties or repossessed assets are charged to operations as incurred. No other real estate owned was held at September 30, 2002 or 2001 and the Company held $96 and $0 of repossessed other assets owned at September 30, 2002 and 2001, respectively.

       Premises and Equipment

       Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of 39 or 40 years for the buildings and 5 to 10 years for furniture, fixtures and equipment.

       Effective October 1, 2001, the Company changed its method of depreciation on furniture, fixtures and equipment from an accelerated method to the straight-line method for assets acquired on or after October 1, 2001. Had the previous method of depreciation been in place during 2002, net income would have been reduced by $15 or $.02 basic and diluted earnings per share.

       Goodwill

       Goodwill represents the excess of cost over fair value of net assets acquired. Prior to the adoption of Financial Accounting Standards Board
       (FASB) Statements No. 142, Goodwill and Other Intangibles, and No. 147, Acquisitions of Certain Financial Institutions, goodwill was being amortized on a straight-line basis over 15 years. Subsequent to the adoption of these statements, goodwill is no longer being amortized, but is tested for impairment annually or more often if an event occurs or circumstances change that would indicate an impairment may exist.

       Other Intangibles

       Other intangibles consist of core deposit intangibles which represent the intangible value of depositor relationships resulting from deposit liabilities assumed in an acquisition and is being amortized using an accelerated method based on an estimated runoff of the related deposits over 7 years. The amortization is included in other interest expense in the consolidated statements of income.

                                      -21-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001


       Long-Lived Assets

       Long-lived assets, including core deposit intangibles, are reviewed for impairment whenever events or circumstances indicate the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to its fair value. No long-lived assets were identified as impaired as of September 30, 2002 or 2001.

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

       Stock-Based Compensation

       Compensation cost for stock-based compensation to employees is measured at the grant date using the intrinsic value method. Under the intrinsic value method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to ultimately acquire the stock and is recognized as compensation expense over any related service period. Statement No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based compensation plans. Compensation expense for nonemployee stock option grants is measured at the grant date based on the fair value of the award as required by Statement No. 123. As allowed by Statement No. 123, the Company has elected to continue to apply the intrinsic value method of accounting for employee stock option grants described above, and has adopted the disclosure requirements of Statement No. 123.

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

                                      -22-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001


        Derivative Instruments

        Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement No. 138, establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Statement No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. As of September 30, 2002 and 2001, the Company was not engaged in hedging activities, nor did it hold derivative instruments that require adjustments to carrying values under Statement No. 133 or No. 138.

        Impact of Recently Issued Accounting Standards

        In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142. In October 2002, the FASB issued Statement No.
        147. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. However, goodwill recognized in connection with a branch acquisition will follow Statement No. 147, which states that if certain criteria are met, the amount of unidentifiable intangible asset will be reclassified to goodwill upon adoption of that Statement and follow Statement No.
        142. Prior to October 2002, goodwill associated with branch acquisitions was subject to the provisions of Statement No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, which required amortization of the unidentifiable intangible asset. In addition, financial institutions meeting the requirements of Statement No. 147 will be required to restate previously issued financial statements. The objective of that restatement requirement is to present the balance sheet and income statement as if the amount accounted for under Statement No. 72 as an unidentifiable intangible asset had been reclassified to goodwill as of the date Statement No. 142 was initially applied. Statement No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company adopted the provisions of Statement No. 141 in July 2001, and Statements No. 142 and No. 147 effective October 1, 2001.

        As of September 30, 2002, the Company has identified its reporting unit as its bank and has allocated goodwill accordingly. Intangibles with definite useful lives have been re-assessed and the useful lives and residual values were determined to be appropriate. The Company estimated the fair value of its reporting unit, and determined no impairment is evident at this time. Additionally, the Company has evaluated the goodwill recognized in connection with its branch acquisition and determined that it meets the criteria of Statement No. 147, and therefore the unidentifiable intangible asset has been reclassified to goodwill and is subject to Statement No. 142. The reclassification was retroactively applied to October 1, 2001, which resulted in the restatement of previously filed financial statements. On an annual basis, in connection with its budgetary process, the Company will revaluate the useful lives, residual value, and test goodwill for impairment, as required by Statement No. 142.

                                      -23-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001


       The following pro forma information presents the consolidated results of operations as if the adoption of Statements 142 and 147 had occurred on October 1, 2000. The table is for comparison purposes only.

                                                       For the year ended September 30,
                                                       --------------------------------
                                                              2002         2001
                                                             ------      -------

      Reported net income                                    $  95         211
      Add back goodwill amortization, net of tax                 -           7
                                                              ----       -----

          Adjusted net income                                $  95         218
                                                              ====       =====


                                           For the year ended September 30,
                                 -------------------------------------------------
                                           2002                    2001
                                 -------------------------  ----------------------
                                  Basic EPS    Diluted EPS  Basic EPS  Diluted EPS
                                  ---------    -----------  ---------  -----------
       Reported net income per
           share                  $   0.12        0.12         0.27      0.27
       Add back goodwill
           amortization, net
           of tax                       --          --         0.01      0.01
                                  --------        ----         ----      ----

              Adjusted net
                 income per
                 share            $   0.12        0.12         0.28      0.28
                                  ========        ====         ====      ====


(2)    Investment and Mortgage-Backed Securities Available-for-Sale

       The amortized cost, unrealized gains and losses, and estimated fair values of investment and mortgage-backed securities available-for-sale at September 30 are as follows:

                                                        Gross         Gross      Estimated
                     2002                  Amortized  unrealized    unrealized      fair
                                             cost       gains        losses        value
                                           --------   ----------   -----------   ---------

      U.S. agency obligations              $  1,000          3            -         1,003
      Municipal securities                    2,814        157            -         2,971
      Mutual funds                              943         -            (73)         870

      Mortgage-backed securities:
          GNMA certificates                   2,543         82            -         2,625
          FHLMC certificates                  4,969        122            (8)       5,083
          FNMA certificates                   5,483         80            (6)       5,557
                                            -------   ----------   -----------   --------
                    Total MBS                12,995        284           (14)      13,265
                                            -------   ----------   -----------   --------
                                           $ 17,752        444           (87)      18,109
                                            =======   ==========   ===========   ========

                                      -24-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001

                                                        Gross         Gross      Estimated
                     2001                  Amortized  unrealized    unrealized      fair
                                             cost       gains        losses        value
                                           --------   ----------   -----------   ---------

      U.S. agency obligations              $  2,500          1             -         2,501
      Municipal securities                    2,306         47             -         2,353
      Mutual funds                            1,116         60           (89)        1,087

      Mortgage-backed securities
          GNMA certificates                   3,787         77            (1)        3,863
          FHLMC certificates                  5,291        109             -         5,400
          REMIC certificates                    146          1             -           147
          FNMA certificates                   6,561         92            (1)        6,652
                                            -------     ------     -----------   ---------
                    Total MBS                15,785        279            (2)       16,062
                                            -------     ------     -----------   ---------
                                           $ 21,707        387           (91)       22,003
                                            =======     ======     ===========   =========


       Maturities of securities available-for-sale (other than mutual funds) at September 30, 2002 are shown below. Mortgage-backed securities are included in this maturity schedule based on contractual maturity.

                                                               Estimated
                                            Amortized             Fair
                                              Cost                Value
                                            ----------------   ---------

Due within one year                         $       95                97
Due after one year through five years            1,161             1,169
Due after five years through ten years          15,553            15,973
                                            ----------------   ---------

                                            $   16,809            17,239
                                            ================   =========


       There  were  no  sales  of  investment  and  mortgage-backed   securities
       available-for-sale during 2002 or 2001.

       The Company has not entered into any interest rate swaps, options or future contracts. Substantially all of the U.S. agency obligations and municipal securities at September 30, 2002 have call features.

       At September 30, the Company had investment securities with carrying values of approximately $6,074 pledged as security for public funds or other funds on deposit.

                                      -25-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001




(3)    Loans Receivable, Net

       Loans receivable, net at September 30 are summarized as follows:

                                                    2002      2001
                                                   -------   -------
Real estate mortgage loans, including commercial
    real estate                                    $38,978    29,934
Real estate construction loans                       7,012     2,160
Consumer loans                                       2,451     2,683
Home equity loans                                      835     1,470
Commercial and agricultural loans                    2,187     2,252
Savings account and other loans                         92       137
                                                   -------   -------
                                                    51,555    38,636
Less:
    Loans in process                                 1,666     1,076
    Allowance for loan losses                          337       308
    Net deferred loan origination fees                 213       194
                                                   -------   -------
                                                   $49,339    37,058
                                                   =======   =======


       Adjustable rate mortgages included in real estate mortgage loans were $8,085 and $3,176 at September 30, 2002 and 2001, respectively.

       The weighted average stated interest rate of loans receivable was 7.08% and 7.77%, respectively at September 30, 2002 and 2001.

       Real estate loans serviced for others were $55 and $61 at September 30, 2002 and 2001, respectively.

       First mortgage loans pledged as collateral for public funds or for other funds on deposit with BFSB were approximately $4,999 at September 30, 2002.

       A summary of activity in the allowance for loan losses is as follows:

                                                2002     2001
                                               -----    -----

Balance at beginning of year                   $ 308      270
Provision                                         30       --
Losses charged against the allowance             (20)     (11)
Recoveries of amounts previously charged off      19       49
                                               -----    -----

Balance at end of year                         $ 337      308
                                               =====    =====

                                      -26-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001




       BFSB is not committed to lend additional funds to debtors whose loans have been modified. BFSB's impaired loans, which include those loans currently reported as nonaccrual, amounted to approximately $0 and $119 at September 30, 2002 and 2001, respectively, and were not subject to a specific allowance for loan losses because of the estimated net realizable value of loan collateral, guarantees and other factors. The average recorded investment in impaired loans for the years ended
       September 30, 2002 and 2001 was approximately $224 and $149, respectively. Interest income that would have been recorded on impaired loans if such loans had been current for the entire period would have been approximately $11 and $9 for the years ended September 30, 2002 and 2001, respectively. Interest income recognized on impaired loans for the years ended September 30, 2002 and 2001 was not significant.

       Certain officers and directors of the Parent and its bank subsidiary and certain corporations and individuals related to such persons, as well as certain stockholders of the Parent, have loans from the Bank of approximately $685 and $402 at September 30, 2002 and 2001, respectively. During 2002, new loans and advances on existing loans of approximately $611 were funded and repayments totaled approximately $328. These loans were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other customers and did not involve more than normal risk of collectibility.

(4)    Accrued Interest Receivable

       Accrued interest receivable at September 30 is summarized as follows:

                                             2002            2001
                                             ----            ----

Investment securities                        $ 56              65
Mortgage-backed securities                     60              87
Loans receivable                              304             277
                                             ----            ----

                                             $420             429
                                             ====            ====


(5)    Premises and Equipment

       Premises and equipment at September 30 is summarized as follows:

                                            2002            2001
                                           ------          ------

Land and buildings                         $2,984           1,833
Furniture, fixtures and equipment             990             576
                                           ------          ------
                                            3,974           2,409
Less accumulated depreciation                 692             538
                                           ------          ------

                                           $3,282           1,871
                                           ======          ======

                                      -27-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001




(6)    Intangible Assets

       Intangible assets at September 30 are summarized as follows:

                                                         2002        2001
                                                         ----        ----

Core deposit intangible                                  $122         122
Less accumulated amortization                              53          24
                                                         ----        ----

                                                         $ 69          98
                                                         ====        ====

Amortization period in years                                7           7

Aggregate amortization expense for the year
    ended September 30, 2002                             $ 29          24

Estimated amortization expense for the year
    ended September 30,
         2003                                            $ 24
         2004                                              19
         2005                                              14
         2006                                               9
         2007                                               3


(7)    Deposits

       Deposits at September 30 are summarized as follows:

                                                      2002                         2001
                                     ----------------------------------    --------------------
                                         Weighted
                                       average rate  Amount     Percent      Amount     Percent
                                     -------------- --------    -------     --------   --------
      Demand, NOW and MMDA accounts    1.15%        $13,730       29.3%     $12,856       31.6%
      Passbook savings                 1.24           4,846       10.4        3,986        9.8

      Certificates of deposit, by      2.01 to 3.00   9,031       19.3            -          -
           interest rate               3.01 to 4.00  13,304       28.4          800        2.0
                                       4.01 to 5.00   1,242        2.7        7,692       18.9
                                       5.01 to 6.00   2,772        5.9        9,671       23.7
                                       6.01 to 7.00   1,858        4.0        5,403       13.3
                                       7.01 to 8.00       -          -          301        0.7
                                                    -------      -----      -------      -----
              Total certificates of
                deposit                              28,207       60.3       23,867       58.6
                                                    -------      -----      -------      -----

              Total deposits                        $46,783      100.0%     $40,709      100.0%
                                                    =======      =====      =======      =====

                                      -28-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001



       Certificates of deposit and savings accounts of $100 or greater were approximately $13,965 and $13,130 at September 30, 2002 and 2001, respectively.

       Certificates of deposit at September 30, 2002 are scheduled to mature as follows:

              Year ending September 30                  Amount
                                                        ------

    2003                                               $23,157
    2004                                                 3,676
    2005                                                 1,046
    2006                                                   328
                                                       -------
                                                       $28,207
                                                       =======


       Interest expense on deposits for the years ended September 30 is summarized as follows:

                                                     2002            2001
                                                    ------          ------

       NOW accounts and MMDA                        $  203             315
       Certificates of deposit and savings           1,169           1,320
                                                    ------          ------

                                                    $1,372           1,635
                                                    ======          ======


       Accrued interest payable on deposits (included in accrued expenses and other liabilities) was $155 and $192 at September 30, 2002 and 2001, respectively.

(8)    Advances From Federal Home Loan Bank

       Advances from the Federal Home Loan Bank (FHLB) at September 30 are summarized as follows:

                                                           2002          2001
                                                         -------       -------
4.77% to 6.84% Callable Advances, interest payable
    monthly                                              $12,700        12,700
1.90% Fixed Rate Advance, interest payable monthly         1,500            --
7.49% Fixed Rate Advance, paid in 2002                        --           700
                                                         -------       -------

                                                         $14,200        13,400
                                                         =======       =======


                                      -29-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001



       Contractual principal payments on advances from Federal Home Loan Bank subsequent to September 30, 2002 are as follows:

                      Year ending September 30                 Amount
                                                               ------

            2003                                              $ 2,500
            2004                                                    -
            2005                                                4,300
            2006                                                1,700
            2007                                                2,400
            Thereafter                                          3,300
                                                              -------
                                                              $14,200
                                                              =======


       The callable advances are exercisable after a predetermined time, and quarterly thereafter. At September 30, 2002, the Callable advances are callable at various dates between October 2002 and April 2005.

       The weighted average interest rate on these advances was 5.67% and 6.19% at September 30, 2002 and 2001, respectively.

       The advances are secured by pledges of FHLB demand accounts, FHLB stock and a blanket assignment of unpledged, qualifying mortgage loans. At September 30, 2002 the total additional amounts available to BFSB for advances, subject to collateral availability, was $15,999.

(9)    Income Taxes

       Federal income tax (benefit) expense for the years ended September 30 is summarized as follows:

                                        2002              2001
                                        ----              ----

                 Current                $(57)               84
                 Deferred                 52                --
                                        ----              ----
                                        $ (5)               84
                                        ====              ====

                                      -30-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001


       Income tax (benefit) expense for the years ended September 30 differs from "expected" income tax expense (computed by applying the Federal corporate income tax rate of 34% to income before income taxes) as follows:
                                                     2002           2001
                                                     ----           ----

Computed "expected" tax expense                      $ 31            100
Increase (decrease) resulting from:
   Tax-exempt interest                                (42)           (24)
   Dividends exclusion                                 (3)            (3)
   Mark-to-market adjustment on ESOP shares
      committed to be released                          6              6
   Other                                                3              5
                                                     ----           ----

                                                     $ (5)            84
                                                     ====           ====

       Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities at September 30 are as follows:
                                                        2002            2001
                                                       -----           -----
              Deferred Tax Assets
 Allowance for loan losses                             $ 115             105
Other than temporary loss on investment
   securities available-for-sale                          64              --
 Employee benefits                                         2              20
 Deferred loan fees                                        3               8
                                                       -----           -----
           Gross deferred tax assets                     184             133
                                                       -----           -----

           Deferred Tax Liabilities
 FHLB stock dividends                                   (268)           (244)
Depreciation                                             (59)             --
Goodwill and other intangible assets                     (20)             --
 Prepaid deposit insurance premium                        (1)             (1)
 Unrealized gain on securities available-for-
   sale, net                                            (121)           (101)
                                                       -----           -----
           Gross deferred tax liabilities               (469)           (346)
                                                       -----           -----

           Net deferred tax liability                  $(285)           (213)
                                                       =====           =====


                                      -31-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001


       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, at September 30, 2002 and 2001, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

       Retained earnings at September 30, 2002 includes approximately $398 which is essentially income offset by percentage of income bad debt deductions for income tax purposes prior to 1988 (the "Base Year Reserve"). This amount is treated as a permanent difference and deferred taxes of approximately $135 are not recognized unless it appears that the amount will be reduced and thereby result in taxable income in the foreseeable future. Under current tax regulations, management does not foresee any changes in its business or operations which would result in a recapture of the Base Year Reserve into taxable income.

(10)   Employee Benefit Plans

       Retirement Plan. BFSB has a non-contributory defined contribution retirement plan for all eligible employees. The retirement plan provides for a discretionary Bank contribution. No contributions to the retirement plan were made by BFSB during the years ended September 30, 2002 and 2001.

       Employee Stock Ownership Plan (ESOP). Effective January 1, 1996 the Company's Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 64,000 shares of the Holding Company's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $640 from the Holding Company to fund the purchase, evidenced by a note receivable recorded by the Holding Company and secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments of approximately $11, bearing interest at prime (4.75% and 6.00% at September 30, 2002 and 2001, respectively), maturing February 2010. Contributions of cash or common stock are made from BFSB to the ESOP, the form of which is at the discretion of the Board of Directors. For financial reporting purposes, the unearned ESOP compensation is classified as a reduction of consolidated stockholders' equity and amounts paid to the Holding Company for interest have been eliminated in consolidation.


                                      -32-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001




       BFSB records compensation expense equal to the fair value of shares at the date such shares are committed to be released. Shares are committed to be released on a straight-line basis over the term of the note receivable recorded by the Holding Company. Shares committed to be released are allocated to participant accounts after the end of each fiscal year. For the years ended September 30, 2002 and 2001, ESOP principal and interest payments of approximately $64 and $81, respectively, were funded by Bank contributions of approximately $36 and $52, respectively, to the ESOP. The remainder of the ESOP payments was funded by dividends on both allocated and unallocated ESOP shares. 4,571 shares were committed to be released to participant accounts during each of the years ended September 30, 2002 and 2001 and the fair value of the remaining shares to be released in future years was approximately $403 at September 30, 2002. BFSB recognized compensation expense relating to the ESOP of $51 and $52 during the years ended September 30, 2002 and 2001, respectively. The dividends on the unallocated ESOP shares of $12 and $15 for the years ended September 30, 2002 and 2001, respectively, have been allocated to participant accounts and recorded as compensation expense in the consolidated statements of income.

       Management Stock Bonus Plan (MSBP). On October 2, 1996, the Company's Board of Directors approved the MSBP. The terms of the MSBP provide for the award of up to 42,320 shares of common stock to certain officers and directors. Deferred compensation is recorded at the date of the stock award based on the fair value of the shares granted. Vesting in the grant occurs in five equal, annual installments and the related deferred compensation is expensed over the same period. For financial reporting purposes the unearned deferred compensation balance is classified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. During 2002 and 2001, 4,500 and 500 shares, respectively were granted to officers. BFSB recognized compensation expense for the MSBP of $8 and $59 for the years ended September 30, 2002 and 2001, respectively. At September 30, 2002 and 2001, there were 5,500 and 3,292, respectively of awarded but unvested shares, and at September 30, 2002 there were 14,184 shares available for future awards.

       Stock Option Plan. On October 2, 1996, the Company's Board of Directors approved the Stock Option Plan ("Stock Option Plan"). The terms of the Stock Option Plan provide for the granting of up to 105,800 shares of common stock to certain officers and directors. The Stock Option Plan provides for the granting of both incentive and non-incentive stock options. The terms of the options may not exceed 10 years from the date the options are granted. Incentive stock options granted to stockholders with 10% or less of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 100% of the fair market value at the grant date, and the term of the option may not exceed 10 years from the date of grant. Incentive stock options granted to stockholders with more than 10% of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 110% of the fair market value at the grant date, and the term of the option may not exceed 5 years from the date of the grant. Non-incentive stock options shall be granted at an option price of not less than the fair market value at the grant date. At September 30, 2002 there were 23,675 total shares available for future option grants under the Stock Option Plan.

                                      -33-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001



       Changes in shares issuable under options granted for the years ended September 30, 2002 and 2001 are summarized as follows:

                                                     Options outstanding                    Options exercisable
                                              -----------------------------------    -----------------------------------
                                                                    Weighted                               Weighted
                                                 Number of          average            Number of           average
                                                  Shares         exercise price          Shares         exercise price
                                              ----------------   ----------------    ---------------    ----------------

      Balance September 30, 2000                  74,009               $ 11.24           50,463            $ 12.01
      Granted                                      1,000               $ 13.60               --                 --
      Exercised                                   (7,600)              $ 11.75           (7,600)           $ 11.75
      Became exercisable                              --                    --           14,805            $ 11.57
                                              ----------                              ---------
      Balance September 30, 2001                  67,409               $ 11.58           57,668            $ 11.71
                                              ==========                              =========

      Granted                                     11,000               $ 14.15               --                 --
      Exercised                                   (4,000)              $ 11.75           (4,000)           $ 11.75
      Canceled                                    (6,000)              $ 10.70           (1,000)           $ 13.60
      Became exercisable                              --                    --            1,529            $ 10.70
                                              ----------                             ----------
      Balance September 30, 2002                  68,409               $ 11.58           54,197            $ 11.69
                                              ==========                             ==========


       The stock options outstanding at September 30, 2002 consist of the following:

                       Outstanding                                   Exercisable
     ----------------------------------------------------   --------------------------------
                         Weighted            Weighted                            Weighted
        Number of         Average            Average            Number of        Average
         Shares        Exercise Price     Remaining Life         Shares       Exercise Price
         ------        --------------     --------------         ------       --------------

          49,764       $  11.75              4.01 years          49,764        $  11.75
           2,116          12.06              5.97 years           1,692           12.06
           2,645          10.25              7.21 years           1,587           10.25
           2,884          10.13              7.63 years           1,154           10.13
           2,000          14.48              9.48 years              --           14.48
           5,000          15.25              9.67 years              --           15.25
           4,000          12.60              9.82 years              --           12.60
      ----------                                             ----------
          68,409                                                 54,197
      ==========                                             ==========

                                      -34-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001



       Based on the terms of options granted and using the intrinsic value method, no compensation cost has been recognized for any stock option grants in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its stock options, the Company's net income and net income per share for the years ended September 30, 2002 and 2001 would have been as follows:

                                                              2002      2001
                                                            --------  --------

      Net income:                        As reported       $      95       211
                                         Pro forma                90       192
                                                            ========  ========

      Basic earnings per share:          As reported       $     .12       .27
                                         Proforma                .11       .25
                                                            ========  ========

      Diluted earnings per share:        As reported       $     .12       .27
                                         Pro forma               .11       .24
                                                            ========  ========


       The per share weighted-average fair value of stock options granted during 2002 and 2001 for this pro forma disclosure was $2.03 and $2.22, determined on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 4.8% and 4%, risk-free interest rates of 1.67% and 2.75%, volatility factor of 27% and 21%, and expected life of 7 and 10 years for the years ended September 30, 2002 and 2001, respectively.

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

                                      -35-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001




(11)   Earnings Per Share

       The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

                                                                                    2002          2001
                                                                                  -------       -------
      Number of shares on which basic earnings per share is calculated:
          Average outstanding common shares during the fiscal year                795,353       780,433

         Add:      Incremental shares under stock option plans                      9,015        10,753
                   Incremental shares related to MSBP                                 355           448
                                                                                  -------       -------
      Number of shares on which diluted earnings per share is calculated          804,723       791,634
                                                                                  =======       =======

      Net income applicable to common stockholders                               $     95           211
                                                                                  =======       =======

      Basic earnings per share                                                   $   0.12           .27
                                                                                  =======       =======

      Diluted earnings per share                                                 $   0.12           .27
                                                                                  =======       =======


       Stock options and MSBP awards of 7,000 and 7,826 shares for the years ended September 30, 2002 and 2001, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, the effect would be antidilutive.

(12)   Regulatory Capital

       BFSB is required to meet three capital requirements: a tangible capital requirement equal to not less than 1.5% of tangible assets (as defined in the regulations), a core capital requirement, comprised of tangible capital adjusted for supervisory goodwill and other defined factors, equal to not less than 4.0% of tangible assets, and a risk-based capital requirement equal to at least 8.0% of all risk-weighted assets. For risk-weighting, selected assets are given a risk assignment of 0% to 100%. BFSB's total risk-weighted assets at September 30, 2002 and 2001 were approximately $47,671 and $33,816, respectively.

                                      -36-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001


       BFSB's compliance with capital requirements at September 30, 2002 and 2001 follows:

                                                                        Minimum to be         Minimum to be well
                                                                    adequately capitalized    capitalized under
                                                                    under prompt corrective   prompt corrective
                                                     Actual           actions provision       actions provision
                                               -----------------   -------------------------  -------------------
                                                Amount    Ratio      Amount       Ratio        Amount     Ratio
                                               -------   -------     ------      -------      -------    -------
      As of September 30, 2002:
          Total capital (to risk-weighted
             assets)                           $11,043    23.17%     $3,814        8.00%       $4,766     10.00%
          Core (Tier 1) capital (to
             risk-weighted assets)              10,706    22.45       1,908        4.00         2,861       6.00
          Core (Tier 1) capital (to adjusted
             assets)                            10,706    14.32       2,991        4.00         3,738       5.00
          Tangible capital (to tangible
             assets)                            10,561    14.13       1,121        1.50         1,121       1.50
                                               =======    =====       =====        ====         =====     ======
      As of September 30, 2001:
          Total capital (to risk-weighted
             assets)                           $11,808    34.92%     $2,705        8.00%       $3,382     10.00%
          Core (Tier 1) capital (to
             risk-weighted assets)              11,500    34.01       1,353        4.00         2,029       6.00
          Core (Tier 1) capital (to adjusted
             assets)                            11,500    17.12       2,687        4.00         3,358       5.00
          Tangible capital (to tangible
             assets)                            11,463    17.07       1,007        1.50         1,007       1.50
                                               =======    =====       =====        ====         =====     ======


       Failure to comply with applicable regulatory capital requirements can result in capital directives from the director of the Office of Thrift Supervision (OTS), restrictions on growth, and other limitations on a savings bank's operations.

                                      -37-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001


       Consolidated stockholders' equity differs from BFSB's tangible, core, and risk-based capital at September 30 as a result of the following:

                                                         2002        2001
                                                       --------    --------

Consolidated stockholders' equity                      $ 13,454      13,558
    Holding Company net assets                           (2,287)     (1,668)
                                                       --------    --------
 BFSB capital                                            11,167      11,890
    Subtract goodwill on acquisition                       (179)       (179)
    Add back (subtract) unrealized losses (gains) on
      certain available-for-sale securities                (282)       (211)
                                                       --------    --------
Tangible and core capital                                10,706      11,500
    Allowance for loan losses (limited to 1.25% of
      risk-weighted assets)                                 337         308
                                                       --------    --------

Risk-based capital                                     $ 11,043      11,808
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

       In addition, savings banks that before and after proposed dividend distributions meet or exceed their fully phased-in capital requirements, may make capital distributions with prior notice to the OTS during any calendar year up to 100% of year-to-date net income plus 50% of the amount in excess of their fully phased-in capital requirements as of the beginning of the calendar year. However, the OTS may impose greater restrictions if an institution is deemed to be in need of more than normal supervision. BFSB currently exceeds its fully phased-in capital requirements and has been assessed as "well-capitalized" under the regulatory guidelines as of September 30, 2002.

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

                                      -38-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001




       The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

       Financial instruments outstanding at September 30, 2002 whose contract amounts represent credit risk include:

             Unfunded loans in process                            $ 1,666
             Commitments to extend credit at fixed rates              581
             Commitments to extend credit at adjustable rates         688
             Unfunded lines and letters of credit                   1,121

(14)   Commitments

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

                                      -39-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001


       Financial Liabilities. The fair value of NOW and demand accounts and non-term savings deposits approximates book values as these deposits are payable on demand. The fair value of time deposits and FHLB advances was derived from the OTS Model.

       Off-Balance Sheet. No fair value adjustment is necessary for commitments made to extend credit which represent commitments for loan originations. These commitments are at variable rates, or are for loans with terms of less than one year and have interest rates which approximate prevailing market rates.

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

       Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred tax assets and liabilities, premises and equipment, goodwill and other intangible assets. In addition, the tax effect of the difference between the fair value and carrying value of financial instruments can have a significant effect on fair value estimates and have not been considered in the estimates presented herein.

       The approximate book value and fair value of the Company's financial instruments as of September 30 are as follows:

                                                        2002                       2001
                                              -------------------------- --------------------------
                                               Book value   Fair value    Book value    Fair value
                                              ------------  ------------ ------------   -----------

      Assets:
          Cash and cash equivalents            $  2,686        2,686         5,897         5,897
          Investment and mortgage-backed
             securities
             available-for-sale                  18,109       18,109        22,003        22,003
          Stock in FHLB                           1,200        1,200         1,128         1,128
          Loans receivable, net                  49,339       51,517        37,058        38,192
          Accrued interest receivable               420          420           429           429

      Liabilities:
          Deposits                               46,783       48,733        40,709        41,465
          Advances from FHLB                     14,200       15,765        13,400        13,807
                                               ========     ========       =======      ========

                                      -40-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001




(16)   Acquisition

       On December 27, 2000, the Bank purchased the building, equipment, loans and acquired the deposit liabilities of the Gillette, Wyoming branch of Hulett National Bank for a purchase price of $675. The transaction was accounted for as a purchase and accordingly, the consolidated financial statements for the period ended September 30, 2001 include the results of operations of the acquired branch since the date of purchase. Cash received in the branch acquisition totaled $773. The purchase consisted of $95 of loans, $387 of premises and equipment and the assumption of $1,353 in deposits and $211 of accrued interest and other liabilities. The premium paid over historical carrying values was $309, which has been allocated to goodwill and deposit premium in the amounts of $187 and $122, respectively.

(17)   Holding Company Information (Condensed)

       The summarized financial information for Crazy Woman Creek Bancorp Incorporated is presented below. Intercompany balances and transactions are noted parenthetically.

       Condensed Balance Sheets
                                                               September 30,
                                                           --------------------
                                                             2002        2001
                                                           --------    --------
                                  Assets

Cash (demand account with BFSB)                            $     19         250
Investment in subsidiary                                     10,824      11,890
Loan to ESOP                                                    343         389
Note receivable - BFSB                                        1,340          --
Deferred tax asset                                               98          10
Investment securities available-for-sale - mutual funds         870       1,087
Income taxes receivable                                          55          27
Other assets                                                      5           4
                                                           --------    --------

              Total assets                                 $ 13,554      13,657
                                                           ========    ========

           Liabilities and Stockholders' Equity

Dividends payable                                          $     97          97
Other liabilities                                                 3           2
Stockholders' equity:
    Common stock                                                106         106
    Additional paid-in capital                               10,139      10,117
    Unearned ESOP/MSBP shares                                  (411)       (429)
    Retained earnings                                         6,858       7,125
    Accumulated other comprehensive income, net                 236         195
    Treasury stock                                           (3,474)     (3,556)
                                                           --------    --------
              Total stockholders' equity                     13,454      13,558
                                                           --------    --------

              Total liabilities and stockholders' equity   $ 13,554      13,657
                                                           ========    ========

                                      -41-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001


       Condensed Statements of Income

                                                                      Year Ended September 30,
                                                                      ------------------------
                                                                          2002       2001
                                                                         -------    -------

Dividends from BFSB                                                      $ 1,500        330
Dividends on mutual funds                                                     14         11
Interest income (ESOP loan and loan to BFSB)                                  38         35
Other than temporary loss on investment available-for-sale                  (188)        --
Management fee to BFSB                                                       (60)       (60)
Other operating expenses                                                     (74)       (49)
                                                                         -------    -------
    Income before distribution in excess of earnings of subsidiary and
       income taxes                                                        1,230        267
Distributions in excess of earnings of subsidiary                         (1,240)       (80)
                                                                         -------    -------
(Loss) income before income taxes                                            (10)       187
Income tax benefit                                                           105         24
                                                                         -------    -------

              Net income                                                 $    95        211
                                                                         =======    =======


       Condensed Statements of Cash Flows

                                                                     Year Ended September 30,
                                                                     ------------------------
                                                                           2002       2001
                                                                        -------    -------

Net income                                                              $    95        211
Adjustments to reconcile net income to net cash provided by operating activities:
       Distributions in excess of earnings of subsidiary                  1,240         80
       Deferred income tax expense                                          (75)        --
       Other than temporary loss on investment available-for-sale           188         --
       Mutual fund dividends reinvested                                     (14)       (11)
       Increase in dividends receivable - BFSB                               --        200
       Increase in income taxes receivable                                  (28)       (16)
       Increase in other liabilities                                          1         --
       Increase in other assets                                              (1)        (3)
                                                                        -------    -------
          Net cash provided by operating activities                       1,406        461
                                                                        -------    -------

Cash flows from investing activities:
    Origination of note receivable from BFSB                             (1,500)        --
    Principal payments received on BFSB note receivable                     160         --
    Principal payments received on ESOP note receivable                      46         46
                                                                        -------    -------
          Net cash provided by investing activities                      (1,294)        46
                                                                        -------    -------

                                      -42-                           (Continued)

              CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                  (Dollars in thousands except per share data)

                           September 30, 2002 and 2001



       Condensed Statements of Cash Flows, continued

                                              Year Ended September 30,
                                              ------------------------
                                                   2002     2001
                                                  -----    -----
Cash flows from financing activities:
       Exercise of stock options                  $  47       90
       Cash dividends paid                         (390)    (384)
                                                  -----    -----
          Net cash used in financing activities    (343)    (294)
                                                  -----    -----

Net (decrease) increase in cash                    (231)     213
Cash at beginning of year                           250       37
                                                  -----    -----

Cash at end of year                               $  19      250
                                                  =====    =====



                                      -43-                           (Continued)

                                Corporate Office
    Crazy Woman Creek Bancorp, Incorporated and Buffalo Federal Savings Bank

                         106 Fort Street, P.O. Box 1020
                           Buffalo, Wyoming 82834-1020
                                 (307) 684-5591

          Board of Directors of Crazy Woman Creek Bancorp, Incorporated

 Richard Reimann                            Greg L. Goddard
 Chairman of the Board                      Secretary

 Sandra K. Todd                             Douglas D. Osborn
 Treasurer

 Thomas J. Berry                            Deane D. Bjerke


                               Executive Officers

 Gary J. Havens                             John B. Snyder
 President and Chief Executive Officer      Vice President and Chief Financial Officer

                                 Jon S. Carlisle
                              Senior Vice President


                              Professional Advisors

 Corporate Counsel                          Transfer Agent and Registrar
 Kirven and Kirven                          Computershare Investor Services
 104 Fort Street                            350 Indiana Street, Suite 800
 Buffalo, WY  82834                         Golden, CO  80401

 Independent Auditors                       Special Counsel
 KPMG LLP                                   Mailzia Spidi & Fisch, PC
 1000 First Interstate Center               1100 New York Avenue, NW
 401 North 31st Street                      Suite 340 West
 Billings, MT  59101                        Washington,  D.C. 20005

                                   Form 10-KSB

Crazy  Woman  Creek  Bancorp  Incorporated's  Annual  Report  for the year ended
September  30, 2002 filed with the  Securities  and Exchange  Commission on Form
10-KSB,  excluding  exhibits,  is available without charge upon written request.
For a copy of the Form 10-KSB or any other investor information, please write or call the Corporate Secretary at the Company's Corporate Office in Buffalo,
Wyoming. All public reports of the Company are available on the SEC's web site at www.sec.gov. The Annual Meeting of Stockholders will be held on January 29, 2003 at 3:00 p.m. at the Company's main office located at 106 Fort Street, Buffalo, Wyoming.


                     Crazy Woman Creek Bancorp, Incorporated
                                 106 Fort Street
                                  P.O. Box 1020
                                Buffalo, WY 82834
                                 (307) 684-5591